As filed with the Securities and Exchange Commission on June 30, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to _____

Commission file number 001-04226

KERZNER INTERNATIONAL LIMITED

(Exact name of Registrant as specified in its charter)

Commonwealth of The Bahamas
(Jurisdiction of incorporation or organization)

Executive Offices
Coral Towers
Paradise Island, The Bahamas
(242) 363-3000
(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant of Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, $.001 par value per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares, net of treasury shares: 28,125,198.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X   No

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17   Item 18   X

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KERZNER INTERNATIONAL LIMITED

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Annual Report, "Kerzner," "KZL" or "the Company" refers to Kerzner International Limited (formerly known as Sun International Hotels Limited), and the terms "we," "us," "our" and similar terms refer to Kerzner and any or all of its subsidiaries and joint ventures as the context requires.

Our fiscal year ends on December 31. Unless otherwise specified, all references in this Annual Report to our fiscal year refer to a twelve-month period ending December 31. For example, the year 2002 represents the fiscal year beginning on January 1, 2002 and ending on December 31, 2002.

The financial statements contained in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). We have historically compiled our financial statements in U.S. dollars.

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FORWARD-LOOKING STATEMENTS

This Annual Report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to financial condition, results of operations, business strategies, operating efficiencies or synergies, plans for future expansion and other business development activities as well as other capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and competition, markets for Kerzner's Ordinary Shares and other matters. Statements in this Annual Report that are not historical facts are "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). Forward-looking statements, including, without limitation, those relating to our future business prospects, revenues and income, wherever they occur in this Annual Report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by forward-looking statements. You should consider forward-looking statements, therefore, in light of various important factors, including those set forth in this Annual Report. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), availability of financing, democratic or global economic conditions, pending litigation, the impact of actual or threatened terrorist activity or war on the economy in general and the travel and hotel industries in particular, acts of God, including hurricanes and other natural disasters (which may result in uninsured losses), changes in tax laws or the administration of such laws and changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions) and the risk factors discussed under the heading "Risk Factors" in this Annual Report and our other filings with the SEC.

Words such as "estimate," "project," "plan," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. You will find these forward-looking statements at various places throughout this Annual Report. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

In compiling the information in this Annual Report, we have also used industry data and projections obtained from industry surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. We have not independently verified this data or determined the reasonableness of such assumptions. We have also indicated where information has come from internal sources. Such information reflects our management's best estimates based upon information obtained from our customers and from trade and business organizations and other contacts within the businesses in which we compete.

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PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

(A) Selected Financial Data

The following table sets forth certain historical consolidated financial information of the Company for each of the five years ended December 31, 2002. The historical financial information as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, as set forth below, has been derived from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, included in this Annual Report. For all other periods, the historical financial information, as set forth below, has been derived from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, which are not included in this Annual Report. The information set forth below is not necessarily indicative of future operations and should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report. Amounts are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP.

(In thousands of U.S. dollars, except per share data)

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:	For the Year Ended December 31,				
	2002 (a)	2001 (b)	2000 (c)	1999 (d)	1998 (e)
Gross revenues	$ 595,908	$ 555,819	$ 936,474	$ 789,207	$ 591,670
Net revenues	573,698	533,041	884,695	738,967	550,878
Income (loss) from operations	87,272	75,678	(74,844)	114,432	52,206
Net income (loss)	40,154	31,656	(119,104)	69,822	57,746
Basic earnings (loss) per share:					
Income (loss) before					
extraordinary item	$ 2.18	$ 1.18	$ (3.86)	$ 2.09	$ 1.74
Extraordinary item, net	(0.74)	-	-	-	-
Net income (loss) per share	$ 1.44	$ 1.18	$ (3.86)	$ 2.09	$ 1.74
Diluted earnings (loss) per share:					
Income (loss) before					
Extraordinary item	$ 2.13	$ 1.14	$ (3.86)	$ 2.05	$ 1.70
Extraordinary item, net	(0.72)	-	-	-	-
Net income (loss) per share	$ 1.41	$ 1.14	$ (3.86)	$ 2.05	$ 1.70

CONSOLIDATED BALANCE SHEETS DATA:	As of December 31,				
	2002	2001	2000	1999	1998
Total assets	$ 1,409,778	$ 1,357,031	$ 1,460,791	$ 1,671,471	$ 1,625,733
Long-term debt, net					
of current maturities	497,756	518,231	668,908	578,033	565,752
Shareholders' equity	733,313	678,403	641,827	899,831	850,621
Number of shares outstanding	28,125	27,317	26,786	32,681	33,577

(a) The results of operations for the year ended December 31, 2002 include an extraordinary loss on the early extinguishment of debt of $20.5 million related to the redemption and repurchase of our 9% Senior Subordinated Notes and our 8-5/8% Senior Subordinated Notes. In 2002 we also recognized a $14.5 million gain on the settlement of territorial and other disputes with a major shareholder. In 2002 we also reversed $1.0 million of restructuring costs related to the termination of certain employees following September 11, 2001, due to the release of fewer employees and the fact that these amounts were settled for less than originally planned.

(b) The results of operations for the year ended December 31, 2001 include pre-opening costs of $6.9 million related to our Internet gaming operations and the Ocean Club Golf Course. In addition, we incurred $5.7 million of restructuring costs primarily related to severance payments made to employees terminated due to lower occupancy levels at Atlantis subsequent to September 11, 2001.

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(c) The results of operations for the year ended 2000 include a $229.2 million write-down of the carrying value of Resorts Atlantic City and a related option to purchase certain real estate from us to their net realizable value. Other items in 2000 included $11.2 million of purchase termination costs related to the cancellation of our agreement to acquire the Desert Inn Hotel located in Las Vegas, Nevada, $7.0 million of transaction costs incurred in connection with our self-tender offer in June 2000 and the termination of the proposal by Sun International Investments Limited ("SIIL") to acquire, in a merger transaction, all of the outstanding Ordinary Shares that it did not already own and $7.6 million of pre-opening costs related to the expansion of *One&Only* Ocean Club and the new Ocean Club Golf Course.

(d) The results of operations for the year ended December 31, 1999 include pre-opening costs of $5.4 million related to a renovation completed at Resorts Atlantic City in July 1999.

(e) The results of operations for the year ended December 31, 1998 include only two weeks of operations of the Royal Towers on Paradise Island following its grand opening in mid-December. In connection with the grand opening of the Royal Towers our results of operations for the year ended 1998 include $26.0 million in pre-opening costs.

(B) Capitalization and Indebtedness

Not applicable.

(C) Reasons for the Offer and Use of Proceeds

Not applicable.

(D) Risk Factors

The resort and casino industries are highly competitive and increases in competition could adversely affect our financial performance.

The resort and casino industries are highly competitive. Our properties compete with other resorts, hotels and casinos, including land-based casinos, riverboat, dockside and cruise ship casinos and other forms of gaming, as well as other forms of entertainment. If other properties operate more successfully, if existing properties are enhanced or expanded, or if additional hotels or casinos are established in and around the markets where we conduct business, we may lose market share. In particular, the expansion, upgrading or construction of competing resort or casino properties in or near any market from which we attract or expect to attract a significant number of customers could have a significant adverse effect on our business, financial condition and results of operations.

A number of our competitors are larger and have greater financial and other resources than we do. In addition, a number of jurisdictions have legalized gaming and other jurisdictions are considering the legalization and/or expansion of gaming. This could open markets in which we currently compete to new entrants and could create new markets that may compete as tourist destinations. Our gaming operations compete, and will in the future compete, with all forms of existing legalized gaming and with new forms of gaming that may be legalized in the future. Our competitive position could be materially adversely affected by larger competing companies, new entrants, new markets and new forms of gaming, and our revenues could decline, harming our financial condition.

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A further discussion of competition at our operations by geographic location is included in "Item 4. Information on the Company, (B) Business Overview—Competition."

New projects and expansion and renovation efforts are inherently subject to significant development and construction risks.

We regularly evaluate potential development opportunities and engage in expansion, development and renovation projects at properties that we develop or operate, including expansions, developments and upgrades of our Paradise Island and other luxury resort properties. Each of these projects, including the recently announced Phase III Expansion discussed below in "Item 4. Information on the Company, (A) History and Development of the Company—Recent Developments—Atlantis Phase III Expansion," will be subject to the many risks in expanding or renovating an existing enterprise or developing new projects, including unanticipated design, construction, regulatory, environmental and operating problems, and the significant risks commonly associated with implementing an expansion strategy in new markets. In particular, any such projects are subject to the risks associated with the following:

- the availability of financing and the terms and covenants in our revolving credit facility and other debt;

- shortages in materials;

- insufficient public infrastructure improvements or maintenance;

- shortages of skilled labor or work stoppages;

- unforeseen construction, scheduling, engineering, environmental or geological problems;

- weather interference, floods, fires or other casualty losses;

- the failure to obtain required licenses, permits or approvals;

- regulatory or private litigation arising out of projects; and

- unanticipated cost increases.

For example, many of our projects are subject to regulation at the national, state and local levels in their respective jurisdictions, which could adversely affect the progress of our projects. In order to proceed with projects, we may need to, among other things, notify authorities of our proposals or submit environmental statements. We could be sanctioned for any failure to follow any of these procedures, including fines or even temporary closure of our work sites. We cannot guarantee that we will be successful in obtaining required permits and approvals. Delays and compliance costs associated with our projects as a result of regulatory obstacles could have a material adverse effect on our business, financial condition or results of operations.

The anticipated costs and construction period for projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with architects and contractors. The cost of any project may vary from initial expectations, and we, or

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the owners of the property, may have a limited amount of capital resources to fund cost overruns on any project. If cost overruns cannot be financed on a timely basis, the completion of one or more projects may be delayed until adequate funding is available. The completion dates of development projects could also differ significantly from expectations for construction-related or other reasons. We cannot ensure that any project will be completed, if at all, on time or within established budgets. Significant delays or cost overruns on projects could have a material adverse effect on our business, financial condition or results of operations.

Litigation may also impede or delay our ability to complete construction or expansion projects. We have on occasion been named as a defendant in lawsuits brought to delay, alter or enjoin projects in which we have been involved. If litigation is successfully brought against us as a result of our expansion or renovation projects around the world, it could have a material adverse effect on our business, financial condition or results of operations.

In addition, although we design our projects for existing facilities to minimize disruption of business operations, expansion and renovation projects require, from time to time, portions of the existing operations to be closed or disrupted. Any extended disruptions in our operations could have a material adverse effect on our business, financial condition or results of operations.

If we are unable to finance our expansion, development and renovation projects as well as capital expenditures through cash flow and borrowings, our expansion, development and renovation efforts could be jeopardized.

If we are unable to finance existing or future projects with cash flow from operations or borrowings, we will have to adopt one or more alternatives, such as reducing or delaying planned expansion, development and renovation projects and other capital expenditures, selling assets, restructuring indebtedness, obtaining equity financing or joint venture partners, or modifying our revolving credit facility. These sources of funds may not be sufficient to finance existing or future projects, and other financing may not be available on acceptable terms, in a timely manner or at all. In addition, our existing indebtedness contains certain restrictions on our ability to incur additional indebtedness. Effective January 1, 2003, the lenders have agreed that borrowings under our amended revolving credit facility will be based on a borrowing base calculation, such that we can draw the lesser of a borrowing base or the commitment amount. If we are unable to secure additional financing, we could be forced to limit or cancel expansion, development or renovation projects, which may adversely affect our business, financial condition and results of operations.

We are subject to extensive governmental gaming regulations, which may harm our business.

Our operation of gaming facilities is subject to extensive governmental regulations. Regulatory authorities typically require various registrations, licenses, findings of suitability and approvals to be held by operators of gaming facilities. The regulatory authorities in these jurisdictions generally have broad discretion in the granting, renewal, suspension and revocation of licenses and require that such registrations, licenses, findings and approvals be renewed or updated periodically. Our necessary key personnel and we are currently qualified to do business in all the jurisdictions in which we operate gaming facilities. We cannot assure you that any new or

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permanent licenses, permits or approvals that may be required by us, our key employees and our partners, if applicable, in the future will be granted or that our existing licenses, permits and approvals will be renewed or will not be suspended or revoked in the future. The failure to receive or renew licenses or the suspension or revocation of licenses could harm our reputation and result in a loss of revenue, which could materially adversely affect our financial condition and results of operations.

Our gaming operations are subject to significant taxation and fees that increase our costs.

Our gaming operations are subject to significant taxation and fees. Such taxes and fees are subject to increase at any time. We pay substantial taxes and fees with respect to our gaming operations in The Bahamas and will likely incur significant taxes and fees in any other jurisdictions in which we conduct gaming operations in the future. Any material increase in existing taxes and fees, the adoption of new taxes or fees, or the loss or reduction of any existing or future tax incentives, could have a material adverse effect on our profitability.

Our business is seasonal and severe weather conditions can adversely affect our business, results of operations or financial condition, or further increase our insurance premiums and deductibles.

Historically, our revenues and operating profits in The Bahamas have been higher during the first quarter, the prime tourist season, than in successive quarters. Higher revenues and earnings are typically realized from the Mauritius properties during the fourth quarter of the year and from Mohegan Sun during the second and third quarters of the year. If any of these properties were unable to accommodate guests during such periods for any reason, including disruptions caused by weather, our revenues and profits could be adversely affected.

The Bahamas and Mauritius are subject to tropical weather and storms, which, if severe, could adversely affect our operations and tourism. Similarly, inclement weather can adversely affect the revenues that we derive from Mohegan Sun, as the principal means of transportation to this property is by automobile or bus. In September 1999, Hurricane Floyd, a hurricane rated by the United States National Weather Service as a category five, its highest rating, passed within 60 miles of Paradise Island. Our Paradise Island properties suffered approximately $45.0 million of property damage that took three months to repair. This property damage was covered by our insurance policies in place at that time. In November 2001, Hurricane Michelle impacted our Paradise Island properties. Although minimal disruption in our operations was caused by the storm, our properties (other than Harborside at Atlantis ("Harborside"), which was closed from August 2002 through December 2002 due to water damage resulting primarily from Hurricane Michelle - see "Item 4. Information on the Company, (B) Business Overview") suffered approximately $28.3 million in damage that was substantially covered by our insurance policies. The approximate $28.3 million in property damage at our Paradise Island properties excludes our $6.9 million share of construction remediation costs at Harborside. This loss has not been reduced by any potential insurance recovery, but Harborside has filed a claim with its insurers, which is presently under negotiations. Should Harborside receive a related insurance recovery in the future, we would partially offset this loss.

We cannot assure you that our business and, consequently, our results of operations or financial condition, will not be adversely affected by severe weather conditions in the future, which could cause significant damage and suspension in service provided to our patrons, further increases in our insurance premiums and per occurrence deductibles or cancellations of, or decreases in, our coverage, and harm to our business.

Work stoppages and other labor disputes could harm our financial condition and results of operations.

In The Bahamas, a union represents approximately 3,600 of our approximately 5,800 employees. We participate in an employer association whose existing contract with the union expired on January 7, 2003. A new contract is being negotiated with the union, and a failure to agree upon new terms of this agreement could result in labor disputes or work stoppages at our Paradise Island properties. Labor relations in The Bahamas have been unstable at times over the last few years and there have been occasional work stoppages. As the country's largest private employer, we are sometimes the target of labor disputes. Any protracted labor disputes or work stoppages affecting any of the properties that we own or operate could reduce our revenues. In addition, many of the public sector industries in The Bahamas, such as electricity, telecommunication and airport facilities, are unionized. The Bahamian government's labor relations with these unions have been unstable at times and there have been work stoppages on occasion that have been disruptive to our business.

Lack of sufficient air service could adversely affect our revenues and profits.

Most patrons of our Paradise Island and our *One&Only* and other hotel operations arrive by air. Although we consider the current level of air service to our properties in The Bahamas, Mauritius, Mexico, Dubai and the Maldives to be adequate, any interruption or reduction of air service to any such locations could restrict the growth of our businesses, negatively affect our competitive position and adversely affect our revenues and profits.

We are subject to environmental, health and safety laws and regulations and our noncompliance or a significant regulatory change could adversely affect our business, results of operations or financial condition.

Our operations are regulated under a number of federal, provincial, state and local laws and regulations that govern, among other things, the handling of waste materials, some of which are classified as hazardous materials, and the discharge of hazardous materials into the environment. Our operations are subject to stringent regulations relating to protection of the environment and waste handling. In addition to liability for our own noncompliance, these laws and regulations may expose us to liability for the noncompliance of other parties, without regard to whether we were negligent. Sanctions for noncompliance with applicable environmental laws and regulations may include administrative, civil and criminal penalties, revocation of permits and corrective action orders. Furthermore, we may be liable for costs for environmental cleanup at currently or previously owned or operated properties or off-site locations. Our failure to comply with existing laws or regulations, the adoption of new laws or regulations with additional or more rigorous compliance standards, or the more vigorous enforcement of environmental laws or regulations

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could significantly harm our business by increasing our expenses and limiting our future opportunities.

A small number of our shareholders control a significant percentage of our Ordinary Shares and are able to control decisions affecting our company.

On July 3, 2001, we announced the restructuring of our majority shareholder, Sun International Investments Limited ("SIIL"), which was beneficially owned by World Leisure Group Limited ("WLG"), Caledonia Investments PLC ("Caledonia") and Kersaf Investments Limited ("Kersaf"). As a result of certain proxy arrangements granted in the restructuring, WLG and Caledonia currently have the right to vote approximately 20.6% and 24.7%, respectively, of our issued and outstanding Ordinary Shares. In addition, Cement Merchants SA ("CMS") and Baron Capital Group, Inc. ("Baron") currently beneficially own approximately 13.5% and 20.5%, respectively, of our issued and outstanding Ordinary Shares. See "Item 7. Major Shareholders and Related Party Transactions, (A) Major Shareholders" for more information as to how the foregoing ownership percentages were determined.

If any combination of these principal shareholders act together they may be able to effectively control the outcome of substantially all matters requiring shareholder approval, including the election of our directors, thereby controlling our management, policies and business operations. For example, WLG, Caledonia, CMS and Baron, or combinations thereof, could combine to use this voting power to block our ability to obtain certain types of financing for development plans, renovations or expansions, which could materially adversely affect our ability to develop our business and pursue our strategies. See "Item 7. Major Shareholders and Related Party Transactions, (A) Major Shareholders."

You may have difficulty enforcing judgments against us or our directors or management outside the U.S.

Kerzner is a Bahamian international business company incorporated under the laws of the Commonwealth of The Bahamas. Certain of our directors and executive officers reside outside the U.S. In addition, a substantial portion of the assets of our directors and officers and of our assets are located outside the U.S. As a result, it may be difficult or impossible to:

- effect service of process within the U.S. upon us or these persons; or

- enforce, against us or these persons, in the U.S., court judgments obtained in the U.S. courts, including judgments relating to U.S. federal securities laws.

It is unlikely that Bahamian courts would entertain original actions against Bahamian companies, their directors or officers predicated solely upon U.S. federal securities laws. Furthermore, judgments based upon any civil liability provisions of the U.S. federal securities laws are not directly enforceable in The Bahamas. Rather, a lawsuit must be brought in The Bahamas on any such judgment. Subject to consideration of private international law, in general, a judgment obtained after due trial by a court of competent jurisdiction, which is final and conclusive as to the issues in connection, is actionable in Bahamian courts and is impeachable only upon the grounds of fraud, public policy and natural justice.

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We may have difficulty enforcing gaming debts in certain foreign jurisdictions or in certain jurisdictions within the U.S., which could negatively affect our operating results.

Gaming debts may not be legally enforced in certain foreign jurisdictions or in certain jurisdictions within the U.S. A substantial portion of the customers at Atlantis reside in the U.S. As a result, we may be unable to collect gaming debts from our patrons who reside in such jurisdictions, which could negatively affect our operating results.

Reassessments of and changes to our business plans could hinder our development and result in charges or fees that could harm our financial condition and results of operations.

We are regularly reviewing our development plans in light of a variety of factors, including the availability of financing, regulatory and political considerations, competition and other business and strategic concerns. As a result of such assessments, our management may choose to change such plans, which could result in failure to expand and could also cause us to incur fees or charges. We cannot assure you that we will carry forward and complete any proposed business plans.

Energy price increases may adversely affect our cost of operations and our revenues.

Our destination casino resorts use significant amounts of electricity, natural gas and other forms of energy. Although we have not experienced shortages of energy, substantial increases in the cost of electricity or natural gas may negatively affect our operating results. The extent of any impact is subject to the magnitude and duration of the energy price increases and could be material. In addition, energy price increases in locations that constitute a significant source of customers for our properties could result in a decline in disposable income of potential customers and a decrease in visitation and spending at our properties, which could negatively impact revenues.

Our insurance premiums and deductibles have increased.

Due to changes in the insurance market arising prior to the September 11, 2001 terrorist attacks and the effects of such attacks, it has become more difficult and more expensive to obtain insurance. We may encounter difficulty in obtaining or renewing property or casualty insurance on our properties primarily due to the fact that we have a concentration of assets in one market which is subject to the potential negative impact of hurricanes. In addition, such insurance may be more limited and may not cover catastrophic risks or terrorist acts at current levels or at all. Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable. In addition to the "all risks" coverage described below, we have insured Atlantis for up to $300.0 million per occurrence (and in an annual aggregate amount) from damages directly resulting from certain terrorist acts to cover property damage and related business interruption losses. If any such event were to affect all or part of one or more of our properties, it is possible that we would suffer a substantial loss beyond what is covered by our insurance policies.

In 2002, with regard to our Paradise Island property insurance, our "all risk" premiums increased from approximately $4.6 million in the 2001 Policy Year (June 1, 2001 through May 31, 2002) to a total of approximately $14.1 million in the 2002 Policy Year (June 1, 2002 through May 31, 2003) and our deductibles also increased from $4.0 million per occurrence in 2001 to $15.0 million per occurrence with an annual aggregate deductible of $30.0 million. In 2003, our premiums for Paradise Island property insurance have decreased to $13.6 million for the 2003 Policy Year (June 1, 2003 through May 31, 2004) with the deductibles remaining the same as the 2002 Policy Year. Our total insurance expense in 2003 will be approximately $5.0 million greater than in 2002 because insurance costs incurred during the first half of 2002 reflected premium rates negotiated prior to the post-September 11, 2001 increases and other types of insurance have increased including terrorism and general liability. The amount of our "all risk" property and business interruption insurance (inclusive of our per occurrence deductible) in the 2003 Policy Year commencing June 1, 2003 is $175.0 million, as compared to $150.0 million in the 2002 Policy Year and $1.0 billion in the 2001 Policy Year. In addition, our "all risk" insurance policies now exclude from coverage certain losses and damages that were covered under our prior insurance policies. If we are forced to reduce, or prevented from obtaining or renewing, insurance coverage with respect to the occurrence of certain casualties, we could be exposed to heavy losses in the event that severe damage results from any such occurrence.

Acts of terrorism and war.

The terrorist attacks of September 11, 2001 had a significant impact on the travel and tourism industries in which we operate. The significant reduction in both business and leisure air travel following that date significantly reduced visitation to all our properties, including our Paradise Island properties, during the fourth quarter of 2001 and early 2002, resulting in a significant decline in our operating results during those periods.

On March 19, 2003, the U.S. and coalition forces commenced a war with Iraq. Although the official combat in the war with Iraq ceased in May 2003, the U.S. and coalition forces still maintain a presence in Iraq and terrorist activities still remain a threat. These events, the potential for future terrorist attacks, the national and international responses to terrorist attacks and other acts of war or hostility have created many economic and political uncertainties, which could adversely affect our business and results of operations. Future acts of terror in the U.S. or in other countries or an outbreak of hostilities involving the U.S. or other jurisdictions may again reduce our guests' willingness to travel, which could have a negative impact on our future operating results.

Deterioration in general economic and market conditions could adversely affect our business.

Our business is affected by general economic and market conditions, particularly in the U.S. and Europe. A large portion of our business at Atlantis is generated by group convention sales and individual tour and travel. A recession or economic slowdown could cause a reduction in group sales bookings or the willingness or ability of tourists to book vacations at Atlantis, which could adversely affect our operating results.

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Trading Cove Associates, a partnership in which we have a 50% interest, recently restated certain historical financial statements, and these restatements could have an impact on us.

On May 21, 2003, Kerzner and Waterford Gaming, L.L.C. ("Waterford"), the 50% general partners of TCA, announced changes in TCA's accounting related to the timing of recognition of certain liabilities owed to Kerzner and Waterford and their affiliates. The changes are described in the Form 6-K filed by Kerzner on May 21, 2003 (the "Kerzner Form 6-K"), and resulted in the restatement by TCA and Waterford of historically reported financial results. Waterford's restated financials are included in Form 10-K/A and Form 10-Q/A filed on June 5, 2003.

As stated in the Kerzner Form 6-K, based on its analysis to date of currently available information, the Company has determined that the restatement of TCA's financial statements will not have a material impact on the Company's financial statements for any prior year or in the aggregate and, accordingly, the Company does not anticipate restating any of its historical financial statements. However we intend to restate the 2000, 2001 and 2002 financial results of our wholly-owned subsidiary, KINA, as TCA represents a significant portion of the income of this subsidiary. See "Item 4. Information on the Company, (A) History and Development of the Company—Recent Developments—TCA Restatement." Although we currently do not anticipate restating any of the Company's historical financial statements, such restatements could be required should there be new information or developments arising out of the KINA restatement or otherwise, and in such a scenario our ability to access the capital markets may be affected.

We currently anticipate that the KINA restatements for 2000, 2001 and 2002 will be completed during the third quarter. Our current independent auditors, Deloitte & Touche LLP, were appointed in 2002 to replace our prior independent auditors, Arthur Andersen LLP, and have not audited any period prior to 2002. Accordingly, the re-audits of prior years could be particularly time consuming and result in our considering accounting matters not directly related to TCA.

Our former use of Arthur Andersen LLP as our independent auditor may pose risks to us and will limit our investors' ability to seek potential recoveries from them related to their work.

On June 15, 2002, Arthur Andersen LLP ("Andersen"), our former independent auditor, was convicted on a federal obstruction of justice charge. Some investors, including institutional investors, may choose not to invest in or hold securities of a company whose financial statements were audited by Andersen. On June 24, 2002, we appointed Deloitte & Touche LLP to succeed Arthur Andersen LLP as our independent auditors.

Certain of our audited consolidated financial statements that are included in this Annual Report were audited by Andersen. Andersen has not consented to the inclusion of its audit report for such periods in this Annual Report. Certain of our audited consolidated financial statements that were audited by Andersen may in the future be required to be included in filings that we make with the SEC in order to access the capital markets or to ensure our compliance with SEC rules and regulations. The SEC has provided certain regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement of filing a consent of Andersen in certain circumstances. Notwithstanding the SEC's regulatory relief, the inability of Andersen to

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provide its consent to inclusion or incorporation by reference of its audit reports in our SEC filings, and its failure to be able to provide us with certain assurance services, such as comfort letters customarily issued to underwriters of our securities offerings, could negatively affect our ability to access the capital markets in the future. Also, an investor's ability to seek potential recoveries from Andersen related to any claims that an investor may assert as a result of the work performed by Andersen may be limited significantly by the lack of such consent and the diminished amount of assets of Andersen that are or may be available to satisfy any such claims.

ITEM 4. INFORMATION ON THE COMPANY

(A) History and Development of the Company

Kerzner was incorporated in The Bahamas in 1993 under the name "Sun International Hotels Limited," and is an international business company under the International Business Companies Act, 2000 of the Commonwealth of The Bahamas. The Company is registered under number 46,600B at the Companies Registry of The Bahamas. Our executive offices are located at Executive Offices, Coral Towers, Paradise Island, The Bahamas, and the telephone number is 242-363-3000. Our agent for service of process in the U.S. is Corporation Services Company, 1013 Centre Road, Wilmington, Delaware 19805. On March 1, 1996, we listed our Ordinary Shares for trading on The New York Stock Exchange ("NYSE"), and such shares trade under the symbol "KZL." On July 1, 2002, we changed our name to Kerzner International Limited. The name change was implemented in accordance with agreements related to the restructuring of our former major shareholder, SIIL, which was announced in July 2001. See "Item 7. Major Shareholder and Related Party Transactions." There was no change in our management or worldwide operations as a result of the name change.

The Company was established in order to acquire the Paradise Island Resort and Casino and related operations from Resorts International, Inc. The acquisition was completed in May 1994.

In June 1994, we established Kerzner Investments Connecticut, Inc., formerly known as Sun Cove Limited ("Kerzner Connecticut"). Kerzner Connecticut has a 50% interest in, and is a managing partner of, Trading Cove Associates ("TCA"), a Connecticut general partnership. In September 1995, TCA entered into a Gaming Facility and Construction Agreement with the Mohegan Tribal Gaming Authority ("MTGA"), an instrumentality of the Mohegan Tribe of Indians of Connecticut (the "Mohegan Tribe") pursuant to which TCA assisted the Mohegan Tribe with the design, development and financing of the Mohegan Sun resort and entertainment complex situated in the town of Uncasville, Connecticut ("Mohegan Sun"). In addition, in August 1995, TCA entered into a gaming management agreement (the "Management Agreement") with the Mohegan Tribe pursuant to which TCA provided certain management, marketing and administrative services to the Mohegan Tribe upon the opening of Mohegan Sun in October 1996. In February 1998, TCA and the Mohegan Tribe entered into an agreement (the "Relinquishment Agreement") pursuant to which the Management Agreement was terminated effective January 1, 2000 and the Mohegan Tribe assumed full management responsibility for Mohegan Sun. In addition to the Relinquishment Agreement, in February 1998 the Mohegan Tribe appointed TCA to develop its $1.0 billion expansion of Mohegan Sun. See below "(B) Business Overview-The Properties-Mohegan Sun" for a further description of the

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Relinquishment Agreement, the $1.0 billion expansion and "Recent Developments-TCA Restatement" for additional information relating to TCA.

In December 1996, we acquired Sun International North America, Inc. (formerly Griffin Gaming & Entertainment, Inc.), which is now known as Kerzner International North America, Inc. ("KINA"). KINA is a holding company, which, through an indirect wholly owned subsidiary, owned and operated a 644-room casino hotel property in Atlantic City, New Jersey ("Resorts Atlantic City").

On April 25, 2001, we completed the sale of Resorts Atlantic City to an affiliate of Colony Capital LLC ("Colony") for a purchase price of approximately $144.0 million, including accrued interest (the "Resorts Atlantic City Sale"). The proceeds received from Colony consisted of approximately $127.0 million in cash and an unsecured $17.5 million note which was paid in full in March 2002. The net cash proceeds received from this transaction were used to reduce the amount of borrowings outstanding on our revolving credit facility.

Pursuant to the terms of the Resorts Atlantic City Sale, we granted Colony a two-year option (the "Atlantic City Option") to acquire certain undeveloped real estate which we own, adjacent to Resorts Atlantic City, for a purchase price of $40.0 million, which option can be extended by Colony for two additional one-year periods upon notice to us prior to the expiration of the then-current option period and payment to us of a $2.5 million extension payment for each renewal period. We and Colony have agreed to extend the current option period through July 3, 2003. Effective April 25, 2001, Colony leases from us certain of the property included in the Atlantic City Option for $100,000 per month. If Colony does not exercise the Atlantic City Option, upon its expiration, the land lease will continue on a month-to-month basis. At that time the lease can be terminated by either Colony or us with thirty days notice, subject to certain conditions.

In 1999, we formed a joint venture with Starwood Vacation Ownership, Inc. ("SVO") (formerly Vistana, Inc.) a subsidiary of Starwood Hotels and Resorts Worldwide, Inc. ("Starwood"), to develop Harborside at Atlantis ("Harborside"), a time-share project on Paradise Island. We and SVO each hold a 50% interest in Harborside. As part of the joint venture, we contributed land and SVO contributed cash based on the number of timeshare units to be developed.

In January 2000, we received a proposal from SIIL, at that time the majority shareholder of Kerzner, to acquire in a merger transaction all of our Ordinary Shares not already owned by SIIL or its shareholders for $24 per share in cash. To consider the proposal, we formed a committee of independent members of the Board of Directors (the "Special Committee"), which retained its own financial and legal advisers. The proposed transaction was subject to various conditions, including approval by the Special Committee. On June 16, 2000, we announced that SIIL was not able to negotiate a mutually satisfactory transaction with the Special Committee and that SIIL advised us that its proposal had been withdrawn.

In order to allow our shareholders to sell at least a portion of their Ordinary Shares at the price formerly proposed by SIIL, our Board of Directors approved a self-tender offer for up to 5,000,000 Ordinary Shares at a $24 per share cash price. In August 2000, we announced the completion of the self-tender, pursuant to which we purchased 5,000,000 Ordinary Shares at $24 per share. The self-tender offer was financed with borrowings under our Revolving Bank Credit Agreement (the "Revolving Credit Facility").

In August 2000, we established SunOnline Limited, now known as Kerzner Interactive Limited, our Internet gaming subsidiary. In September 2001, we received a license to operate in the Isle of Man and commenced live gaming operations in January 2002. The Company discontinued the operations of Kerzner Interactive Limited during the first quarter of 2003. See below "(B) Business Overview—Internet Gaming" for more information.

On July 3, 2001, we announced the restructuring of our former majority shareholder, SIIL. In connection with this restructuring, among other things, the shareholders agreement governing SIIL was terminated and SIIL was dissolved. In November 2002 we reached a further settlement with Kersaf related to the restructuring agreement and certain other matters. See "Item 7. Major Shareholders and Related Party Transactions."

Effective August 2001, we acquired a 25% interest in the Kanuhura Sun Resort & Spa Limited ("One&Only Kanuhura") for approximately $3.8 million. As of December 31, 2002, we had provided debt financing to One&Only Kanuhura of $4.5 million, excluding accrued interest. One&Only Kanuhura is a 100-room luxury resort located on Kanuhura Island in the Maldives, which is located approximately 600 miles southwest of the southern tip of India. Our management contract with One&Only Kanuhura expires in 2026. Our recent agreement with Sun Resorts Limited (see below) also included the sale of 20% of our debt and equity interests in One&Only Kanuhura to Sun Resorts Limited. As of January 1, 2003, the effective date of the sale, we have a 20% equity interest in One&Only Kanuhura.

On June 26, 2002, we entered into management and development agreements for a 100-room luxury resort in the Maldives that we expect to open at the end of 2004. This new five-star resort will occupy the site where a small resort, Reethi Rah, was located. The management and development agreements related to this property are co-terminus with the owner's lease, which expires in 2020. As part of this development, we have committed to provide certain financing arrangements to the current owner of Reethi Rah in an aggregate principal amount of up to $47.0 million to ensure completion of the new resort and provide for working capital on a standby basis.

On July 1, 2002, we changed our corporate name from Sun International Hotels Limited to Kerzner International Limited and our stock, which was trading on the New York Stock Exchange under the symbol "SIH," was listed under the new ticker symbol "KZL." The name change was implemented in accordance with agreements related to the restructuring to SIIL. There was no change in our management or worldwide operations as a result of the name change.

On September 12, 2002, we purchased a 50% ownership interest in the 115-room Palmilla Resort ("One&Only Palmilla Resort"), a deluxe five-star property located near Cabo San Lucas in Baja, Mexico for approximately $40.8 million, including transaction costs. In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022. The acquisition was funded through a combination of cash on hand and drawings under our revolving credit facility. Beginning in April 2003, One&Only

Palmilla Resort commenced an approximate $80.0 million expansion project that will increase the room count to 172 rooms and significantly upgrade the amenities and public areas offered by the resort. The expansion is expected to be completed by early 2004 (subject to obtaining all necessary local permits and approvals) and will be financed by *One&Only* Palmilla Resort through local project financing, which is supported by a $38.0 million guarantee from Kerzner.

In December 2002, we began to operate and market certain of our luxury resort hotels under the "*One&Only*" brand in connection with our corporate name change. *One&Only* emphasizes the uniqueness of each of the respective properties in the luxury resort market. We are now marketing five of our properties under our *One&Only* brand.

We currently have a 20.4% ownership interest in Sun Resorts Limited ("SRL") a publicly traded company on the Mauritian Stock Exchange, which owns *One&Only* Le Saint Géran, *One&Only* Le Touessrok, Sugar Beach Resort, La Pirogue Hotel & Casino and Le Coco Beach Hotel, which are all located in Mauritius. As part of this agreement, we extended the existing management agreement for them from 2008 to 2023 through the use of a newly-formed management company. Effective January 1, 2003, SRL owns 20% of this new management company, known as *One&Only* (Indian Ocean) Management Limited, and we own the remaining 80%. Subject to certain conditions, SRL's ownership interest will increase incrementally through 2009, at which time it will own 50% of this new company. The purpose of the new company is to be a joint venture growth vehicle for expansion in the islands of the Indian Ocean.

Reorganization of Capital Structure

Issuances of 8-7/8% Senior Subordinated Notes

In August 2001, Kerzner along with KINA (together, the "Companies") issued $200.0 million principal amount of 8-7/8% senior subordinated notes due 2011 (the "8-7/8% Senior Subordinated Notes"), which, after costs, resulted in net proceeds of approximately $194.0 million. All of the proceeds received from the issuance of the 8-7/8% Senior Subordinated Notes were advanced to Kerzner International Bahamas Limited ("KIB") to repay amounts outstanding under the Revolving Credit Facility.

In May 2002, the Companies issued an additional $200.0 million of 8-7/8% Senior Subordinated Notes and used the proceeds to repay the Companies' outstanding 9% Senior Subordinated Notes pursuant to the Tender Offer, Consent Solicitation and Redemption of such notes described below.

The 8-7/8% Senior Subordinated Notes, which are unsecured obligations, are unconditionally guaranteed by substantially all of the wholly-owned subsidiaries of Kerzner and KINA. Interest on the 8-7/8% Senior Subordinated Notes is payable semi-annually and commenced on February 15, 2002. The indenture for the 8-7/8% Senior Subordinated Notes contains various restrictive covenants, including limitations on the ability of the issuers and the guarantors to, among other things: (a) incur additional indebtedness, (b) incur certain liens, (c) engage in certain transactions with affiliates and (d) pay dividends and make certain other payments. We believe we are in compliance with all such covenants as of December 31, 2002. All of our outstanding 8-7/8%

Senior Subordinated Notes are all subordinated to the Fourth Amended and Restated Revolving Credit Facility (the "Amended Revolving Credit Facility").

Derivative Financial Instruments

In August and December 2001, we entered into fixed-to-variable rate interest rate swap agreements (the "Swap Agreements") designated as fair value hedges of $200 million principal amount of our 8-7/8% Senior Subordinated Notes. The Swap Agreements have rates of 6-month LIBOR plus 291 to 302 basis points.

Amended Revolving Credit Facility

On November 13, 2001, Kerzner, KINA and KIB, as co-borrowers, entered into the Amended Revolving Credit Facility with a syndicate of banks (the "Lenders"), with Canadian Imperial Bank of Commerce ("CIBC") acting as administrative agent. The borrowings then outstanding under the previous Revolving Credit Facility, all of which were reflected on the balance sheet of KIB, were paid in full. Under the Amended Revolving Credit Facility, the maximum amount of borrowings that may be outstanding is $300.0 million, subject to the borrowing base discussed below and certain other conditions. The Lenders have agreed that up to an additional $50.0 million of borrowings may be available under the facility if we are able to arrange additional commitments in that amount. Effective January 1, 2003, the lenders have agreed that borrowings under our amended revolving credit facility will be based on a borrowing base calculation, such that we can draw the lesser of a borrowing base or the commitment amount. See "Item 10. Additional Information, (C) Material Contracts-Third Amendment dated May 15, 2003 to the Amended Revolving Credit Facility" for a description of the borrowing base. Under the borrowing base calculation as of March 31, 2003, our borrowing limit would have been $300.0 million, as the anticipated borrowing base calculation exceeded the commitment amount.

Loans under the Amended Revolving Credit Facility bear interest at (i) the higher of (a) CIBC's base rate or (b) the Federal Funds rate plus one-half of one percent, in either case plus an additional 0.25% to 1.75% based on a debt to EBITDA ratio during the period, as defined (the "Leverage Ratio") or (ii) the London Interbank Offered Rate ("LIBOR") rate plus 1.25% to 2.75% based on the Leverage Ratio. For loans based on the LIBOR rate, interest is payable on the last day of each applicable interest period, or the date of any payment or prepayment of such loans. For loans based on the Alternate Base Rate (as defined), interest is payable quarterly. At December 31, 2002, the weighted average interest rate on amounts outstanding under the Amended Revolving Credit Facility was 3.40%. Loans under the Amended Revolving Credit Facility may be prepaid and re-borrowed at any time and are due in full in November 2006. Commitment fees are calculated at per annum rates ranging from 0.25% to 0.50% based on the Leverage Ratio, applied to the undrawn amount of the Amended Revolving Credit Facility and are payable quarterly.

The Amended Revolving Credit Facility contains restrictive covenants that Kerzner must comply with, which among other things: (a) require periodic financial reporting, (b) require meeting certain financial amounts and ratio tests, (c) restrict the payment of dividends, (d) limit the incurrence of indebtedness and (e) limit asset expenditures and dispositions outside the ordinary course of business. As of December 31, 2002, Kerzner believes that it is in compliance with all of such covenants.

The amount of borrowings outstanding as of December 31, 2002 on the Amended Revolving Credit Facility was $72.0 million, all of which was drawn by KIB and is reflected on KIB's balance sheet. This amount is unconditionally guaranteed by all significant subsidiaries that are a party to the Amended Revolving Credit Facility.

Tender Offer, Consent Solicitation and Redemption

On May 8, 2002, we commenced a cash tender offer to purchase any and all of our outstanding 9% Senior Subordinated Notes. In conjunction with the tender offer, we solicited consents to proposed amendments to the indenture governing the 9% Senior Subordinated Notes. The tender offer expired on June 5, 2002. At the expiration, a total of $177.5 million of the outstanding $200.0 million aggregate principal amount of the notes were tendered and accepted for purchase in the tender offer. On June 21, 2002, we redeemed, in accordance with the terms of the indenture governing the notes, all of the 9% Senior Subordinated Notes that remained outstanding at the time, at the applicable redemption price of $1,045 per $1,000 of principal amount thereof, plus interest accrued to the redemption date. We used the net proceeds from the issuance of $200.0 million of our 8-7/8% Senior Subordinated Notes on May 20, 2002, to retire our outstanding 9% Senior Subordinated Notes pursuant to the tender offer and redemption.

Shelf Registration

In May 2002, Kerzner and KINA filed a universal shelf registration statement on Form F-3 (the "Universal Shelf") with the SEC relating to the sale of up to $500.0 million in securities. The Universal Shelf allows us the flexibility as to the type of security we could choose to sell in the future, including various types of debt securities, Ordinary Shares, preference shares and warrants, and replaces the 1997 Shelf Registration. We may also utilize the Universal Shelf to register secondary sales of Ordinary Shares by selling shareholders. In connection with a settlement agreement with Kersaf, a major shareholder of Kerzner, on December 18, 2002, an indirect subsidiary of Kersaf sold 2.3 million Ordinary Shares of Kerzner ("Kersaf Offering") in a registered public offering, using securities registered under the Universal Shelf. Securities registered under the Universal Shelf may be offered from time to time directly by us or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering.

Redemption of 8-5/8% Senior Subordinated Notes

On November 27, 2002, we called for the redemption of the entire outstanding principal amount of our 8-5/8% Senior Subordinated Notes due 2007 pursuant to the terms of the indenture governing these Notes. We purchased $25.8 million of the 8-5/8% Senior Subordinated Notes through transactions on the open market. On December 27, 2002, we redeemed the remaining $74.2 million aggregate principal amount outstanding at the redemption price of 104.313%, or $1,043.13 for each $1,000.00 of principal amount outstanding, plus accrued interest.

[[NYCORP:2253487v8:4734W:06/18/03-04:01 p]]

Kersaf Offering

On December 18, 2002, Royale Resorts International Limited, an indirect subsidiary of Kersaf, completed the Kersaf Offering. We received approximately $32.1 million of the proceeds from the sale of these Ordinary Shares pursuant to the terms of the settlement agreement entered into by Kerzner, Kersaf and certain of its affiliates and certain other parties. See "Item 7. Major Shareholders and Related Party Transactions, (B) Related Party Transactions—Global Settlement."

Recent Developments

Northampton, England Gaming License

On April 9, 2003 we announced that we had agreed to acquire from London Clubs International ("LCI") for $2.0 million a gaming license, including property located in the town center of Northampton, England. The transfer of the license is subject to the approval by the British Gaming Board and the Northampton Borough Council. We are in the process of seeking those approvals and intend to develop a new 30,000 square foot gaming facility. See "Item 5. Operating and Financial Review and Prospects, (D) Trend Information" for more information regarding LCI.

TCA Restatement

On May 21, 2003, Kerzner and Waterford Gaming, L.L.C. ("Waterford"), the 50% general partners of TCA, announced changes in TCA's accounting related to the timing of recognition of certain liabilities owed to Kerzner and Waterford and their affiliates. The changes are described in the Form 10-K/A and the Form 10-Q/A filed by Waterford on June 5, 2003, and resulted in the restatement by TCA and Waterford of historically reported financial results. As disclosed in our Form 6-K dated May 21, 2003, and Waterford's filings dated June 5, 2003, the primary effect of the restatement to TCA's financial results is to change the timing of the recognition of certain liabilities owed to its partners, Kerzner and Waterford, and their affiliates and not to change the aggregate amounts of such liabilities or the amounts actually paid to its partners and their affiliates.

Based on our analysis to date of currently available information, we have determined that the restatement of TCA's financial statements will not have a material impact on our financial statements for any prior year or in the aggregate and, accordingly, we do not anticipate restating any of our historical financial statements. However, our wholly-owned subsidiary, KINA, will restate certain of its historically reported financial results, as TCA represents a significant portion of the income of this subsidiary. See "Item 3. Key Information, (D) Risk Factors—Trading Cove Associates, a partnership in which we have a 50% interest, recently restated certain historical financial statements, and these restatements could have an impact on us."

Atlantis Phase III Expansion

On May 27, 2003 we announced that we had entered into an agreement with the Bahamian Government with respect to the "Phase III" expansion on Paradise Island. Our new Heads of

Agreement with the Bahamian Government relates to the following projects, which collectively constitute the "Phase III Expansion":

- a new hotel with a minimum of 1,000 rooms to be located on the site of the former Pirates' Cove and Paradise Paradise hotel sites and expand existing convention facilities by at least 50,000 square feet (the "New Hotel and Facilities");

- three luxury villas at *One&Only* Ocean Club (the "Ocean Club Villas");

- four new restaurants and additional retail space on a seven-acre site adjacent to the Atlantis Marina (the "Marina Village");

- expansion of the water-based attractions of Atlantis, including a proposed new dolphin swim attraction (the "Expanded Attractions");

- the construction and initial equipping of a fire and ambulance station on land owned by us, to be operated and maintained by the Bahamian Government under a long-term lease (the "Fire and Ambulance Station");

- the right to develop, upon environmental approval, a new 18-hole golf course on Athol Island, which lies just east of Paradise Island, in partnership with an agency to be nominated by the Bahamian Government (the "Athol Golf Course");

- expansion of the existing water production and treatment plant and any other private infrastructure upgrades or expansions necessary to accommodate the other elements of Phase III (the "Utilities and Infrastructure Expansion"); and

- an expansion of Harborside by the addition of approximately 120 two-bedroom units on adjacent land ("Harborside Phase II").

The Phase III Expansion is divided into two parts. Phase III-A, as to which the Company is committed to commence initial construction on certain aspects by December 31, 2003, is comprised of the Ocean Club Villas, Marina Village, the Fire and Ambulance Station and Harborside Phase II. Phase III-B, as to which the Company has the option to commence initial construction by December 31, 2004 or determine not to proceed with this part of the expansion, is comprised of the New Hotel and Facilities, the Athol Golf Course, the Expanded Attractions and the Utilities and Infrastructure Expansion. The Company is permitted to move any elements of the expansion from Phase III-B to Phase III-A at its discretion, without prejudice to any eventual decision not to proceed with the remaining elements of Phase III-B.

The Company intends to commence construction of Marina Village and Ocean Club Villas by the end of 2003, with an expected completion by the end of 2004. Harborside Phase II is expected to commence by early 2004 and is expected to be completed by 2005 and is still subject to approval by the board of directors of Starwood. These projects are expected to cost approximately $100 million. If we elect to proceed with Phase III-B, construction of Phase III-B, which constitutes the largest portion of the Phase III Expansion and includes the New Hotel

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and Facilities, the Athol Golf Course, the Expanded Attractions and the Utilities and Instrastructure Expansion, is expected to commence in late 2004 and be completed by Christmas 2006. Phase III-B is expected to cost approximately $500 million.

A complete description of the Heads of Agreement can be found in "Item 4. Information on the Company, (B) Business Overview—Certain Matters Affecting Our Bahamian Operations—Heads of Agreement."

New Havana Project

We are currently finalizing discussions to manage Hotel Saratoga, a 100-room hotel currently under renovation in Havana, Cuba, which we expect will open during the first quarter of 2004. Pursuant to a non-binding memorandum of understanding, we would assist in the design and renovation of the hotel. In addition, we would manage the completed hotel for a term of 15 years and we would have the option for two five-year extensions. The memorandum of understanding currently contemplates our providing to the owners of Hotel Saratoga loans or other credit support of up to $10.5 million. This transaction is subject to a number of conditions, including the execution of definitive documentation and obtaining governmental concessions and approvals, and may not be completed. If we do reach final agreement, the final terms of each transaction may materially differ from the descriptions provided herein.

(B) Business Overview

We are the developer, owner and operator of Atlantis, Paradise Island, a 2,317-room island destination resort complex in The Bahamas, and a leading developer and operator of luxury resort hotels and gaming entertainment properties worldwide. Atlantis, our flagship property, is a premier destination resort property.

Our gaming business is focused on owning, developing or managing casino properties in attractive markets where we can capitalize on our development and operating expertise. We developed Mohegan Sun in Uncasville, Connecticut, which is currently operated by and owned by MTGA. Following the completion of a major expansion in June 2002, Mohegan Sun is among the largest and most profitable casinos in the world.

Our luxury resort hotel business consists of a collection of premier properties that primarily operate in the five-star, deluxe end of the resort market in The Bahamas, Mauritius, Dubai, the Maldives and Mexico under the *One&Only* brand.

The Properties

Atlantis, Paradise Island

Our flagship property is Atlantis, a 2,317-room ocean-themed resort and casino located on Paradise Island, The Bahamas. Since acquiring the property in 1994, we have invested approximately $1.0 billion to create a unique destination casino resort that caters to multiple segments of the resort and casino gaming markets. The property features a 100,000 square foot entertainment complex that includes the largest casino in the Caribbean market, an 88,000 square-foot convention facility and 30,000 square feet of retail space. Atlantis celebrates the

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wonders of the sea and is inspired by the myth of the lost continent of Atlantis. The ocean-themed environment of Atlantis includes:

- three interconnected hotel towers, the Beach, Coral and Royal Towers, built around a 7-acre lagoon;

- a 34-acre waterscape which features the world's largest open air marine habitat, showcasing over 200 species of marine life, waterfalls, lagoons and adventure walks;

- "The Dig," an area through which visitors can walk surrounded by sharks, numerous species of tropical fish, sea turtles, stingrays and other marine life;

- several thrill waterslides, including the Mayan Temple slide, which propels guests through an acrylic tube in a shark-infested tank;

- the largest casino in the Caribbean market;

- a 63-slip, full-service Marina at Atlantis, which enjoys some of the highest docking rates in the Caribbean market and can accommodate yachts up to 200 feet in length; and

- Harborside at Atlantis, a timeshare project located adjacent to Atlantis, developed through a joint venture with a subsidiary of Starwood.

We acquired the property in May 1994 for $125.0 million and redeveloped the property into an ocean-themed destination resort through an initial $140.0 million capital expenditure program. The property achieved an average occupancy and average daily room rate of 85% and $122, respectively, in 1995, a substantial increase from the 62% and $95, respectively, achieved in 1993 under previous management. Seeking to capitalize on the early success of Atlantis, we began construction of an approximate $640.0 million expansion of the property in 1997. This major expansion was completed in December 1998 and effectively doubled the size of Atlantis. The 1998 expansion included a 1,200-room hotel, a new 100,000 square foot entertainment complex that includes a casino containing approximately 1,000 slot machines and 80 table games, a new marina, and an expansion of the ocean-themed environment. During 1999, we completed several additional development projects at Atlantis, including the addition of 30,000 square feet of new retail and restaurant space, the conversion of a previously existing 30,000 square foot casino space into a convention center and the construction of a sports center, including an 18-hole Tom Fazio-designed putting course and a tennis center.

During the second half of 2000, we completed an extensive capital expenditure program of approximately $20.0 million at Atlantis' Beach Tower. This program included the renovation of all of the Beach Tower's 425 rooms and improvements to certain public spaces. During 2001, we completed a major capital expenditure program of approximately $20.0 million to complete renovations at the Ocean Wing of Atlantis' Coral Towers. This included the renovation of approximately 400 rooms, including improvements to certain public spaces.

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In June 2003 we announced plans to expand the Atlantis resort to capitalize on the demand for rooms and the strength of Atlantis' brand. We currently own approximately 514 acres on Paradise Island, including approximately 95 acres of undeveloped land. The Phase III Expansion includes plans for a new hotel with a minimum of 1,000 rooms to be located on the site of the former Pirates' Cove and Paradise Paradise hotel sites and an expansion of existing convention facilities by at least 50,000 square feet. The Phase III Expansion also include plans for an expansion of the existing undeveloped land that surrounds the Marina at Atlantis, which will include additional retail shops and food and beverage facilities that will add to the overall attractiveness of Atlantis, as well as an expansion of our water-based attractions at Atlantis. See "Item 4. Information on the Company, (A) History and Development of the Company—Recent Developments-Atlantis Phase III Expansion" for more details regarding the Phase III Expansion.

To add to our product mix at Atlantis, we developed Harborside, a timeshare project adjacent to Atlantis, through a joint venture with a subsidiary of Starwood. As part of the joint venture agreement, Starwood contributed cash and we contributed land, based on the number of units to be developed. The first phase of the project was completed in February 2001 and consisted of 82 two-bedroom units. We began selling the units in May 2000 and have sold approximately 70% of the units through March 31, 2003. In August 2002, Harborside was closed to repair water damage primarily resulting from 2001's Hurricane Michelle. During the fourth quarter of 2002, these repairs were completed and the resort reopened in December 2002. During the temporary closure, Harborside's guests were moved to Atlantis. Our share of construction remediation costs was $6.9 million. This loss has not been reduced by any potential insurance recovery, but Harborside has filed a claim with its insurers, which is presently under negotiation. Should Harborside receive a related insurance recovery in the future, we would partially offset this loss. As discussed above in "(A) History and Development of the Company-Recent Developments-Atlantis Phase III Expansion," we intend to commence our second phase of timeshare development by early 2004 with an expected completion by 2005. This expansion is still subject to approval by the board of directors of Starwood.

Through certain Bahamian subsidiaries (the "Bahamian Operations"), we own approximately 514 acres or almost 70% of Paradise Island, on some of which we own and operate Atlantis. We also own and operate *One&Only* Ocean Club, a high-end luxury resort hotel, as well as the Ocean Club Golf Course. Through our Bahamian Operations, we also own and operate shops, restaurants, bars and lounges, tennis courts and other resort facilities on Paradise Island, as well as roads and other land improvements on Paradise Island and a water and sewage system which serves, at stated charges, substantially all facilities on Paradise Island, including non-affiliated customers.

Paradise Island is easily accessible by air from the eastern U.S. and has an extensive infrastructure. The majority of patrons at our resorts on Paradise Island arrive through Nassau International Airport located on New Providence Island. This airport is served by several carriers offering scheduled jet service from New York, Atlanta, Charlotte, Toronto, Miami, Washington D.C. and other cities. Ground transportation is facilitated by two bridges linking Paradise Island and New Providence Island.

Mohegan Sun

Our gaming business is focused on owning, developing or managing casino properties in attractive markets where we believe we can capitalize on our development and operating expertise. We own a 50% interest in, and are a managing partner of, Trading Cove Associates, a Connecticut general partnership that developed and initially managed Mohegan Sun, a casino and entertainment complex in Uncasville, Connecticut. TCA managed Mohegan Sun from its opening in October 1996 to December 31, 1999 pursuant to a Management Agreement from which TCA earned management fees based on a percentage of Mohegan Sun's earnings after depreciation and interest.

In 1998, the MTGA, an instrumentality of the Mohegan Tribe, appointed TCA to develop the $1.0 billion "Project Sunburst" expansion of Mohegan Sun discussed below for a development fee of $14.0 million. In addition, TCA and the Mohegan Tribe entered into the Relinquishment Agreement whereby it was agreed that effective January 1, 2000, TCA would turn over management of Mohegan Sun to the Mohegan Tribe. Pursuant to the Relinquishment Agreement, the Management Agreement was terminated and, commencing January 1, 2000, TCA receives annual payments of five percent of the gross revenues of Mohegan Sun for a 15-year period. The relinquishment fees pursuant to the Relinquishment Agreement ("Relinquishment Fees") are divided into senior and junior relinquishment payments, which equal 5.0% of "Revenues." Revenues are generally defined as gross gaming revenues (other than Class II gaming revenue, i.e. bingo) and all other facility revenues, including hotel revenues, food and beverage sales, parking, ticket revenues and other fees or receipts from the convention/events center generated by Mohegan Sun, including the Project Sunburst expansion described below. Revenues will exclude any revenues generated by any other future expansion of the Mohegan Sun. TCA's right to receive the Relinquishment Fees is junior to certain payments by the MTGA to the Mohegan Tribe and holders of its indebtedness. The senior and junior Relinquishment Fees from the MTGA to TCA rank behind all of the MTGA's obligations to pay certain minimum priority distributions to the Mohegan Tribe and all of the MTGA's existing and future senior secured indebtedness. The junior fees also rank behind all unsecured indebtedness.

For seven years beginning January 1, 2000, TCA pays us the first $5.0 million of the Relinquishment Fees it receives each year (after the return of certain expenses and capital contributions) pursuant to the Relinquishment Agreement as a priority payment prior to making pro rata distributions to its partners. The payments received by TCA in 2001 and 2000 under the Relinquishment Agreement contributed less income than was previously earned under the Management Agreement. However, the Relinquishment Agreement will expire at the end of 2014, whereas the Management Agreement was to expire at the end of 2003. In addition, fees received pursuant to the Relinquishment Agreement have increased since 2000 as a result of increasing gross revenues of Mohegan Sun.

We are one of two managing partners of TCA. All decisions of the managing partners require the concurrence of us and Waterford, the other managing partner. In the event of deadlock there are mutual buy-out provisions. TCA's partnership agreement will terminate on December 31, 2040, or earlier in certain circumstances, in accordance with its terms. See "Item 4. Information on the Company, (A) History and Development of the Company—Recent Developments—TCA Restatement" for additional information relating to TCA.

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Mohegan Sun incorporates its historical Native American theme through unique architectural features and the use of natural design elements such as timber, stone and water. Mohegan Sun is located on 240 acres and currently features the 176,500 square foot Casino of the Earth and the 119,000 square foot Casino of the Sky, which combined have approximately 6,200 slot machines, 260 table games, 36 poker tables and various other amenities, and a recently opened 34-story, 1,200-room luxury hotel.

Mohegan Sun is located approximately one-mile from the interchange of Interstate 395 and Connecticut Route 2A in Uncasville, Connecticut and is within 150 miles of approximately 22 million adults. Mohegan Sun spent $40.0 million for infrastructure improvements providing direct highway access to the property from Boston, Providence and New York.

We oversaw the recently completed $1.0 billion "Project Sunburst" expansion of Mohegan Sun through TCA. This expansion included the Casino of the Sky, a 10,000-seat arena, a 300-seat cabaret, and specialty retail areas and restaurants that opened in September 2001. The expansion also included a 100,000 square foot convention center and a 34-story, 1,200-room luxury hotel that opened with 734 rooms in April 2002. Mohegan Sun opened the remaining rooms in phases through June 2002 and also added an additional 2,700 parking spaces in June 2002.

We believe the Connecticut gaming market has been extremely strong and that Mohegan Sun's unique design and superior location have helped it to become one of the most profitable casinos in the U.S. Since opening, gross revenues at the property have grown to $1.2 billion for calendar 2002, exceeding the gross revenues of each casino in Atlantic City.

One&Only Resorts

Our luxury resort hotel business consists of a collection of premier resort properties that primarily operate in the five-star, deluxe end of the market. In December 2002, we introduced our *One&Only* brand for certain of our luxury resort properties. We are now marketing five of our properties under our *One&Only* brand. The completion of the expansion of Palmilla Resort, which is expected by early 2004, will add a sixth *One&Only* property to our portfolio. We expect that Reethi Rah, a 100-room luxury resort in the Maldives that we expect to open by the end of 2004, together with other similar luxury resorts we develop or acquire in the future, also will operate under our *One&Only* brand. We do not currently plan on using the brand for Sugar Beach Resort, La Pirogue Hotel & Casino or Le Coco Beach Hotel. We value outstanding design, unusual locations and genuine hospitality at our resorts and do not believe in applying simple "formulas." We believe that all of our properties, most of which have been constructed or renovated within the last three years, offer guests a singularly distinctive experience.

Located on what we believe to be some of the leading beach locations in the world, these resorts are architecturally unique and have been developed to blend into their natural environment. Our luxury resort business currently consists of five properties in Mauritius (two of which, Le Saint Géran and Le Touessrok, are *One&Only* properties), *One&Only* Royal Mirage in Dubai, *One&Only* Kanuhura in the Maldives and *One&Only* Ocean Club on Paradise Island, The Bahamas. Upon completion, Palmilla Resort near Cabo San Lucas, Mexico will be a *One&Only* resort. We expect to leverage our existing management expertise and business infrastructure and continue to grow this segment of our business in the Caribbean, the Indian Ocean, The Bahamas, the Middle East, Africa and Southeast Asia to obtain additional management contracts, which may also include strategic equity investments and debt financing.

By the end of 2002, we were managing approximately 2,000 rooms. As part of our strategy, we sometimes take ownership positions in the properties that we operate. As of May 31, 2003 the properties we operate are as follows:

Property	Location	Percentage Ownership	Number of Rooms
One&Only Ocean Club	The Bahamas	100.0%	106
One&Only Le Saint Géran(1)	Mauritius	20.4%	163
One&Only Le Touessrok(1)	Mauritius	20.4%	200
One&Only Royal Mirage	Dubai	—	466
One&Only Kanuhura	Maldives	20.0%	100
One&Only Palmilla Resort(2)	Mexico	50.0%	115
Reethi Rah(2)	Maldives	—	100
Sugar Beach Resort(1)	Mauritius	20.4%	238
La Pirogue Hotel & Casino(1)	Mauritius	20.4%	248
Le Coco Beach Hotel(1)	Mauritius	20.4%	333

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(1)   Interest owned through Sun Resorts Limited.

(2)   Under redevelopment (Palmilla Resort) or development (Reethi Rah) and to be marketed under the *One&Only* brand.

One&Only Ocean Club

We own and operate *One&Only* Ocean Club, a high-end luxury resort hotel with 106 rooms and suites located on Paradise Island, The Bahamas. In October 2000, we completed an addition to *One&Only* Ocean Club that comprised 50 rooms, including 10 deluxe suites, a gourmet beachfront restaurant, *Dune*, operated by Jean-Georges Vongerichten and significant enhancements to the existing pool and garden areas. *One&Only* Ocean Club also features a 7,159 yard championship golf course designed by Tom Weiskopf and a clubhouse with 121 luxury oceanfront home sites situated around the golf course. During May 2003, *One&Only* Ocean Club was named best luxury resort in the Atlantic/Caribbean region by *Departures*, the luxury lifestyle magazine published exclusively for American Express Platinum and Centurion card members.

As of December 31, 2002, we have closed on 111 of the 121 available home sites and realized approximately $118.4 million in gross proceeds from such sales. In addition, we are developing four homes for resale on lots owned by the Company. The property achieved an average occupancy of 68% and an average daily room rate of $695 for the twelve months ended December 31, 2002, compared to 64% and $610 for the same period in 2001.

We intend to develop three high-end luxury rental villas adjacent to *One&Only* Ocean Club, with construction expected to commence by the end of 2003. This project is expected to be completed by the end of 2004.

Indian Ocean

In Mauritius, we manage and own interests in five beach resorts:

- the 163-room *One&Only* Le Saint Géran (renovated in 2000);

- the 200-room *One&Only* Le Touessrok (renovated in 2002);

- the 238-room Sugar Beach Resort;

- the 248-room La Pirogue; and

- the 333-room Le Coco Beach.

The Mauritius properties cater primarily to luxury and middle-market tourists from Europe and southern Africa. *One&Only* Le Saint Géran and *One&Only* Le Touessrok offer deluxe five-star accommodations and we believe that such properties are among the finest beach resorts in the world. *One&Only* Le Saint Géran and *One&Only* Le Touessrok have been rated among the world's finest leisure hotels by *Condé Nast Traveler* magazine. *One&Only* Le Saint Géran, which is classical in style, also was voted "Hotel of the Year 2002" by *Tatler* magazine in the United Kingdom. In December 2002, we completed a major redevelopment of *One&Only* Le Touessrok. The architecture of the new resort is a blend of a natural island-style and contemporary design. The resort includes new restaurants, a new spa, a new golf course (expected to open by the end of 2003) and other amenities to enhance its position in the luxury resort market.

Mauritius' tourist industry is mainly comprised of visitors from Great Britain, Germany, France, Italy and South Africa. Scheduled air service to and from Mauritius is provided through scheduled flights on numerous airlines including Air France, British Airways, Cathay Pacific, Singapore Airlines, Air India, Air Mauritius, Condor and South African Airlines.

In the Maldives, located 600 miles southwest of the southern tip of India, we manage and own an interest in *One&Only* Kanuhura, a 100-room luxury resort located on Kanuhura Island. In August 2001, we acquired 25% of the equity of *One&Only* Kanuhura for approximately $3.8 million. As of December 31, 2002, we had provided debt financing to *One&Only* Kanuhura of $4.5 million, excluding accrued interest. *One&Only* Kanuhura was selected as "Hideaway of the Year 2001" by readers of *Hideaway* magazine. See Note 15 "Related Party Transactions-Extension of Mauritius Management Contracts" to the consolidated financial statements.

We have also entered into management and development agreements for a 100-room luxury resort in the Maldives that we expect to open in 2004. The management and development agreements related to this property are co-terminus with the owner's lease, which expires in 2020. This new five-star resort will occupy the site where a small resort known as the Reethi Rah is currently located. As part of this development, we have committed to provide certain financing arrangements to the current owner of Reethi Rah in an aggregate principal amount of up to $47.0 million to ensure completion of the new resort and provide for working capital on a standby basis.

We manage these resorts under long-term management contracts and receive management fees based upon a percentage of the revenues and gross operating profits of these properties. In December 2002, we entered into an agreement with SRL to form a new management company for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and *One&Only* Kanuhura in the Maldives and securing an extension to our management contracts in Mauritius from 2008 until 2023. Effective January 1, 2003, SRL owns 20% of the new management company, known as *One&Only* (Indian Ocean) Management Limited, and we own the remaining 80%. Subject to certain conditions, SRL's ownership interest will increase incrementally through 2009, at which time it will own 50% of the new management company. Subject to certain conditions, SRL has a right of first refusal to participate equally with us in any development project in specified Indian Ocean territories. In connection with this transaction, we transferred to the newly formed management company all of our Mauritius management agreements and the Kanuhura management agreement and SRL purchased 20% of our debt and equity interests in *One&Only* Kanuhura. At SRL's option, subject to certain conditions, the Reethi Rah management agreement may also be contributed to the new management company.

Middle East

In the Middle East, we currently manage *One&Only* Royal Mirage in Dubai, a luxury 466-room hotel that opened in August 1999. Under the terms of the management agreement, which expires in 2019, we receive management fees based on a percentage of the revenues and gross operating profits of the property. We assisted in the expansion of *One&Only* Royal Mirage, which opened at the end of 2002. The expansion of the property features 225 new luxury rooms, including a new 50-room ultra high-end boutique hotel.

Mexico

On September 12, 2002, we purchased a 50% ownership interest in the 115-room *One&Only* Palmilla Resort, a deluxe five-star property located near Cabo San Lucas in Baja, Mexico for approximately $40.8 million, including transaction costs. *One&Only* Palmilla Resort is located on an outstanding site with the most extensive beach coverage of any of the leading hotels in the destination. In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022. The acquisition was funded through a combination of cash on hand and drawings under our revolving credit facility. In April 2003, *One&Only* Palmilla Resort commenced an approximate $80.0 million expansion project that will increase the room count to 172 rooms and significantly upgrade the amenities and public areas offered by the resort. The expansion is expected to be completed by early 2004 (subject to obtaining all necessary local permits and approvals) and will be financed by *One&Only* Palmilla Resort through local project financing, which is supported by a $38.0 million guarantee from Kerzner.

Internet Gaming

During 2001, we developed an Internet gaming site through our subsidiary, Kerzner Interactive Limited (formerly SunOnline Limited). Costs incurred during 2001 in connection with Internet gaming are included in pre-opening expenses in the accompanying consolidated statements of operations. Since January 1, 2002, revenues and cost and expenses related to the operations of

Kerzner Interactive Limited are included in the accompanying consolidated statements of operations.

In February 2002, we agreed to sell 50% of Kerzner Interactive Limited to Station Casinos, Inc. ("Station"), who paid us a non-refundable deposit of $4.5 million in July 2002. Subsequently, this agreement was restructured and Station received an option through early January 2003 to purchase 50% of the operation in consideration for the $4.5 million previously received. The option payment is accounted for as a deposit and at December 31, 2002 is included in accounts payable (and hence accrued liabilities) in the accompanying consolidated financial statements. During 2002, several countries made it increasingly difficult for their citizens to gamble on-line. Further, as a licensed operator in the Isle of Man, we imposed numerous restrictions and controls on how we operated this business, which had the effect of making it difficult for us to compete against companies operating in a less rigorous manner. As a result, we concluded that this business would not be economically viable in the short to medium term. We discontinued the operations of Kerzner Interactive Limited during the first quarter of 2003 and the Company and Station mutually agreed to terminate this transaction. Losses and closure costs in 2003 will largely be offset by the recognition of income of the $4.5 million option consideration accounted for as discontinued operations in the Company's 2003 Consolidated Statement of Operations.

Trading Cove New York

Through a wholly owned subsidiary, we own a 50% interest in, and are a managing member of, Trading Cove New York, LLC ("TCNY"), a Delaware limited liability company. In March 2001, TCNY entered into a development services agreement (the "Development Agreement") with the Stockbridge-Munsee Band of Mohican Indians (the "Stockbridge-Munsee Tribe") for the development of a casino project (the "Project") in the Catskill region of the State of New York (for purposes of this section, the "State"). The Development Agreement was amended and restated in February 2002. The Stockbridge-Munsee Tribe does not currently have reservation land in the State but is federally recognized and operates a casino on its reservation in Wisconsin. The Stockbridge-Munsee Tribe has land claim litigation pending in the U.S. District Court for the Northern District of New York (the "Court") against the State to recover lands within the state that it alleges were wrongfully taken from the tribe. The Court has stayed the litigation but in February 2003 the Stockbridge-Munsee Tribe filed a motion with the Court to partially lift the stay in an effort to advance the litigation. This motion is pending.

Pursuant to the Development Agreement, as amended, TCNY would provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Project. If the Project is approved, TCNY will earn a development fee in an amount equal to five percent of gross revenues as compensation for these services (subject to certain priorities), as defined in the Development Agreement, beginning with the opening of the Project and continuing for a period of 20 years. TCNY has secured land and/or options on approximately 400 acres of property in the Town of Thompson, Sullivan County (the "County"), of which approximately 333 acres are currently designated for the Project. In February 2002, the Stockbridge-Munsee Tribe filed a Land to Trust Application with the U.S. Department of the Interior, Bureau of Indian Affairs (the "BIA"), for the Project site properties. Should the BIA approve the Land to Trust Application and the Stockbridge-Munsee Tribe obtain other required approvals, the land could be taken into trust by the Federal Government on behalf of the Stockbridge-Munsee Tribe for the purpose of conducting Class III Gaming.

In October 2001, the State enacted legislation authorizing up to three Class III Native American casinos in Sullivan and Ulster counties and three Native American casinos in western New York pursuant to Tribal State Gaming Compacts to be entered into by the State and applicable Native American tribes.

In January 2002, the Stockbridge-Munsee Tribe entered into an agreement with the County pursuant to which the Stockbridge-Munsee Tribe will make certain payments to the County to mitigate any potential impacts the Project may have on the County and other local government subdivisions within the County. The payments will not commence until after the opening of the Project.

The Project is contingent upon the receipt of numerous federal, state and local approvals to be obtained by the Stockbridge-Munsee Tribe, including the execution of a Class III Gaming Compact with the State, which approvals are beyond the control of TCNY. As of January 31, 2003, the State has yet to enter into negotiations with the Stockbridge-Munsee Tribe to settle the tribe's land claim nor has the State engaged in compact negotiations with the tribe to establish a casino in the State. We can make no representation as to whether any of the required approvals will be obtained by the Stockbridge-Munsee Tribe or whether the Project will be completed.

We are one of two managing members of TCNY. All decisions of the managing members require the concurrence of us and Waterford Development New York, LLC, the other managing member. In the event of deadlock there are mutual buy-out provisions.

The Company's investment in TCNY is reflected within investment in associated company in the accompanying consolidated balance sheets. As of December 31, 2002, we have funded $3.8 million to TCNY.

Florida

Our indirect wholly-owned subsidiary, Kerzner International Resorts, Inc., a Florida corporation, together with its subsidiaries based in Florida, provides general and administrative support services, marketing services, travel reservations and wholesale tour services for our Atlantis and *One&Only* operations. To a much lesser extent, they also provide travel reservation services for Harborside and other unaffiliated resort properties in The Bahamas.

France

Through an indirect wholly owned subsidiary, we own a tour operator company in France, Solea Vacances SA. Solea Vacances SA primarily services patrons in France, and, among other things, offers reservations services for travel to the five resorts in Mauritius, *One&Only* Royal Mirage Hotel in Dubai and *One&Only* Kanuhura in the Maldives.

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England

We have agreed to acquire from LCI for $2.0 million a gaming license, including property located in the town center of Northampton, England. The town of Northampton is north of London and approximately 1.3 million people live within 25 miles of the town center. The transfer of the license is subject to approval by the British Gaming Board and the Northampton Borough Council. We are in the process of seeking these approvals and intend to develop a new 30,000 square foot gaming facility.

Seasonality and Weather

Our business has historically been seasonal, with the largest number of patrons visiting The Bahamas during late December and the first three months of the calendar year. Accordingly, our revenues and operating profits have historically been higher during the first quarter than in successive quarters. In addition, The Bahamas, Mauritius and Mexico are subject to tropical weather and storms, which, if severe, can interrupt the normal operations and affect tourism. Similarly, inclement weather can adversely affect the revenues that we derive from Mohegan Sun as the principal means of transportation to this property is by automobile or bus. Higher revenues and earnings are typically realized from the Connecticut operations during the second and third quarters of the year.

In September 1999, Paradise Island was affected by Hurricane Floyd, a hurricane rated by the United States National Weather Service as a category five, its highest rating. The Paradise Island properties suffered approximately $45.0 million of property damage, for which remedial work was completed by year-end 1999, and we received a number of customer cancellations. At Atlantis, 230 rooms were taken out of service for three months and *One&Only* Ocean Club was closed for approximately three and one half months. We were fully insured for property loss and business interruption. Hurricane Floyd was the first significant hurricane to negatively impact Paradise Island in over thirty years.

In November 2001, Hurricane Michelle moved through The Bahamas. Although minimal disruption in our operations was caused by the storm, our properties (other than Harborside, which was closed from August 2002 through December 2002 due to water damage resulting primarily from Hurricane Michelle, see "Item 4. Information on the Company, (B) Business Overview") suffered approximately $28.3 million in damage that was substantially covered by our insurance policies. See "Item 3. Key Information, (D) Risk Factors—Our business is seasonal and severe weather conditions can adversely affect our business, results of operations or financial condition, or further increase our insurance premiums."

As a result of a more difficult insurance market, the fact that we have a concentration of assets in one location and that our properties are subject to the impact of hurricanes, we have experienced substantial increases in our insurance premiums. See "Item 3. Key Information, (D) Risk Factors - Our insurance premiums and deductibles have increased."

Insurance Arrangements

In May 2002 we formed Aberdeen Insurance (Bermuda) Ltd. ("Aberdeen"), a wholly owned

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captive insurance company located in Bermuda. Aberdeen has been registered by the Bermuda Monetary Authority under The Insurance Act of 1978 as a Class 1 Insurer, and will be utilized by the Company as a vehicle through which the Company will place its "all risk" property and business interruption insurance policy, including windstorm, for the Atlantis and Ocean Club properties for the 2003 Policy Year, commencing June 1, 2003. Aberdeen is expected to provide the Company with access to the reinsurance market at reduced administrative costs, however all risks in excess of the Company's $15.0 million per occurrence/$30.0 million annual aggregate (which is in turn in excess of an underlying operating company deductible of $50,000 for each and every loss) for the 2003 Policy Year will continue to be 100% reinsured through the reinsurance market, thereby leaving Aberdeen with zero retained risk.

We believe our current insurance coverage represents optimum market availability at commercially available pricing.

Competition

General

The resort and casino industries are highly competitive. Our destination casino resorts compete with other resorts, hotels and casinos, including land-based casinos, riverboat, dockside and cruise ship on-board casinos and other forms of gaming as well as with other forms of entertainment. Our luxury resort hotels compete with other resorts and hotels in markets in which we conduct business. We believe the ability to compete effectively in these industries is based on a number of factors, including the scope, quality, location and accessibility of facilities, the effectiveness of marketing efforts, customer service, the relative convenience of available transportation, service and the quality and price of rooms, food and beverages, convention facilities and entertainment.

Paradise Island

Our Paradise Island operations primarily compete with warm weather resort destinations, including Walt Disney World and other Orlando area attractions, as well as cruise ships and other hotels and resorts on Paradise Island, New Providence, Grand Bahama Island and the neighboring Caribbean islands. We estimate that there are approximately 8,500 hotel rooms on Paradise Island and New Providence combined, of which approximately 3,500 are located on Paradise Island, including 2,423 in hotels owned and operated by us. The Wyndham Nassau Resort, our primary competitor in The Bahamas, is an 850-room resort and casino. *One&Only* Ocean Club will compete with a new Four Seasons property opening in The Bahamas.

We also compete with The Resort and Casino at Bahamia (formerly the Princess Casino and Hotel) and Our Lucaya, both located on Grand Bahama Island, approximately 40 minutes by air from Paradise Island. The Resort and Casino at Bahamia includes a 20,000 square foot casino, a 965-room hotel, restaurants and other leisure facilities. Our Lucaya has 1,260 rooms and a new 30,000 square foot casino, which is expected to open in the second half of 2003.

Mohegan Sun

The Connecticut market is the fourth largest gaming market in the U.S., with approximately 22 million adults within 150 miles of Mohegan Sun. Mohegan Sun and Foxwoods Resort and Casino at present are the only two casinos in the Connecticut market. Foxwoods now has approximately 6,700 slot machines and, for the twelve months ended December 31, 2002, reported gross revenues of approximately $1.2 billion. The Oneida Nation operates a casino near Syracuse, New York and other Native American tribes in the states of New York, Rhode Island, Massachusetts and Connecticut are seeking approvals to establish gaming operations which would further increase competition, particularly for day-trip patrons. Mohegan Sun also competes with Atlantic City and several small Native American gaming facilities throughout the northeastern U.S.

In Connecticut, under the tribal-state compacts between the State of Connecticut (for purposes of this section, the "State") and the Mohegan Tribe and Foxwoods Resort and Casino, Mohegan Sun is subject to a 25% gaming fee on slot revenues payable to the State so long as the State does not issue any further licenses for gaming operations with slot machines or other commercial casino games (other than to a Native American tribe on Native American land). In June 2002, the Federal Bureau of Indian Affairs ("BIA") issued a determination concerning the applications of two Connecticut bands of Eastern Pequot Indians, approving the federal recognition of the two bands as one federally recognized tribe known as the "Historic Eastern Pequot Tribe." The State and a number of Connecticut municipalities have filed an appeal of the BIA determination to the Department of the Interior, Board of Indian Appeals, which appeal is pending. The ultimate decision of the Department of the Interior may be appealed to the Federal courts. In addition, three other Indian groups in the Connecticut gaming market have filed applications with the BIA for federal recognition as Indian tribes: the Golden Hill Paugussetts of Trumbull, the Schaghticoke tribe of Kent and a Massachusetts tribe known as the Nipmucs. Each of these groups as well as the Historic Eastern Pequot Tribe has expressed interest in obtaining trust lands for the purpose of conducting gaming in Connecticut.

In March 2003, legislation was introduced in Massachusetts to authorize commercialized slot machine operations at three locations within the State to be determined.

Indian Ocean

In the Indian Ocean market, we primarily compete with other resorts on the islands in which we operate as well as other locations offering vacations to tourists from Europe, southern Africa and parts of Asia. SRL owns five major hotels in Mauritius. In the luxury end of the Mauritian hotels market, SRL owns two of the seven luxury hotels and offers a total of 363 of the approximately 1,000 luxury rooms in Mauritius. SRL faces more competition with the middle-market La Pirogue, Sugar Beach and Le Coco Beach hotels. We believe that the redevelopment of *One&Only* Le Touessrok has enhanced its position in the luxury resort market.

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Maldives

One&Only Kanuhura, a five-star resort, competes with other resorts in the Maldives as well as other locations offering vacations to tourists from Europe, Southern Africa, and parts of Asia. *One&Only* Kanuhura primarily competes with the four other five-star resorts in the Maldives. In this high-end market, *One&Only* Kanuhura offers about 21% of the 469 available rooms.

Dubai

The premium leisure market in Dubai is mainly centered on the exclusive Jumeira Beach "golden mile," which currently is host to seven competing five-star hotels. Each hotel has its own theme and particular leisure market niche. For example, *One&Only* Royal Mirage, which has a distinctive local Arabian architecture and theme, focuses on the higher spending leisure traveler, the 600-room Jumeira Beach Hotel focuses on the family and group incentive market, and the 500-room Royal Meridien focuses on the middle spending leisure holiday market. *One&Only* Royal Mirage's existing 466 rooms account for over 15% of the beach rooms in Dubai. In addition, the first phase of a new property called Medinat Resort is expected to open in September 2003. The first phase will consist of 300 rooms at the five star level and will compete directly with *One&Only* Royal Mirage. The Medinat Resort is expected to increase to 900 rooms.

Mexico

In Mexico, we recently entered the luxury end of the market with our ownership and management interests in *One&Only* Palmilla Resort, a deluxe five-star resort located near Cabo San Lucas in Baja, Mexico. The upscale four- and five-star resorts in Los Cabos, the tourism corridor between San Jose Del Cabo and Cabo San Lucas, account for approximately 2,500 rooms out of the total inventory of approximately 8,500 rooms. The market is mainly composed of incentive group travelers, golfers, romance, family and high-end vacationers. Three resorts cater to the five-star market, *One&Only* Palmilla Resort, Las Ventanas al Paraiso and Esperanza. Of these, only *One&Only* Palmilla Resort offers its own golf course, which we believe gives us a potential competitive advantage. In April 2003, *One&Only* Palmilla Resort commenced an approximate $80.0 million expansion project that will increase the room count to 172 rooms and significantly upgrade the amenities and public areas offered by the resort. The expansion is expected to be completed by early 2004 (subject to obtaining all necessary local permits and approvals). Currently, Las Ventanas al Paraiso leads the market in average occupancy (in the 85% range) and average daily room rates (in excess of $700). The recently opened Esperanza, an Auberge Resorts property, has positioned itself to compete in the luxury end as well.

Outside of Los Cabos, domestic competition comes from the Four Seasons Punta Mita Resort in the Puerto Vallarta area of Mexico, which offers a similar resort and golf experience. Internationally, the Los Cabos resort area competes with Hawaii, California and Arizona.

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Certain Matters Affecting Our Bahamian Operations

Airline Arrangements

The majority of patrons at our resorts on Paradise Island arrive through Nassau International Airport located on New Providence Island. This airport is served by several carriers offering scheduled jet service from New York, Atlanta, Charlotte, Toronto, Miami, Washington D.C. and other cities. Ground transportation is facilitated by two bridges linking Paradise Island and New Providence Island.

Union Contract Arrangements

In The Bahamas, as of December 31, 2002, approximately 3,600 of our employees were represented by The Bahamas Hotel, Catering and Allied Workers Union. Kerzner International Bahamas Limited participates in The Bahamas Hotel Employers Association, which represents resort operators in the Paradise Island-New Providence Island area. The association's existing contract with the union expired January 7, 2003, and a new contract is currently being negotiated. Labor relations in The Bahamas have been unstable at times with occasional work stoppages occurring, not only at Atlantis, but also at publicly run entities such as the Bahamian Electric Corporation and Bahamas Telephone Company. As the country's largest private employer, we are sometimes the target of labor disputes. See "Item 3. Key Information, (D) Risk Factors—Work stoppages and other labor disputes could harm our financial condition and results of operations."

Casino License

Paradise Enterprises Limited ("PEL"), a subsidiary that is part of our Bahamian operations, is currently licensed to operate the Atlantis Casino under the Bahamian Gaming Act (the "Gaming Act"). In accordance with Bahamian casino licensing requirements, PEL is obligated to have its casino license renewed annually by the Gaming Board. In addition, other than an existing contingent obligation to grant two casino licenses, the Bahamian Government has agreed that it will grant no new casino licenses with respect to gaming operations on Paradise Island or New Providence Island for a period expiring 20 years after the earlier of the date of the substantial completion of the Phase III Expansion or December 31, 2007. See "Item 4. Information on the Company, (A) History and Development of the Company-Recent Developments-Atlantis Phase III Expansion."

Basic License Fee

Currently, the Gaming Act provides for taxes on casino revenues consisting of an annual basic license fee of $200,000.

Taxes and Fees

The following table summarizes for the periods shown the taxes and fees paid or accrued by our Bahamian operations under the Gaming Act and certain agreements with the Bahamian Government, as described below under "Heads of Agreement" (in thousands of U.S. dollars):

| | Year Ended December 31, | | |
	2002	2001	2000
Casino license fees and win taxes	$ 12,040	$ 10,749	$ 10,719
Basic license fees	200	200	200
Total	$ 12,240	$ 10,949	$ 10,919

Heads of Agreement

We have an agreement with the Bahamian Government, which is titled Heads of Agreement. This agreement provides us with certain tax incentives in exchange for the Company investing in the expansion of Atlantis. The most significant of these incentives is the casino fee and tax incentives.

We restated our agreement with the Bahamian Government on May 26, 2003, in anticipation of the Atlantis Phase III Expansion. The restated Heads of Agreement maintains the current basic casino tax and fee structure which calls for an annual license fee of $100,000 per thousand square feet of casino space, a minimum annual casino tax of $4.3 million on all gaming win up to $20.0 million, a 12.5% win tax on gaming win between $20.0 million and $120 million and a 10% win tax on gaming win in excess of $120.0 million. Against this, the Company is entitled to a credit of $5.0 million in relation to the annual license fee and a 45% credit against all win tax on gaming win between $20.0 million and $120.0 million. Upon commencement of construction of Phase III-A described in "Item 4. Information on the Company, (A) History and Development of the Company—Recent Developments—Atlantis Phase III Expansion," the basic tax and fee structure will be amended so that all gaming win in excess of $20.0 million will be subject to a win tax of 10%, and will be effective for a period of 20 years after the earlier of the date of the substantial completion of the Phase III Expansion and December 31, 2007 (such date, the "Relevant Date"). In addition, the $5.0 million credit against the annual license fee shall remain, and the credit against win tax shall become 50% against all win tax on gaming win over $20.0 million. However, the 50% credit will not apply to gaming win in excess of $175 million in any year through 2010 and $200 million in each succeeding year. These credits shall also apply from the commencement of construction of Phase III-A, and shall extend for a period of 11 years from the Relevant Date.

In order to secure the tax incentives described in the preceding paragraph, we are obligated to commence construction on aspects of Phase III-A by December 31, 2003 and commence construction on the balance of Phase III-A by June 30, 2004. In the event that we do not

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proceed with Phase III-B, there will be a proportionate scaling back of the casino fee and tax incentives.

The Company has agreed to create a minimum of 2,000 new permanent jobs for Bahamians assuming completion of all elements of the Phase III Expansion. The Bahamian Government has also agreed to extend the expiration of the Company's casino license to the date that is 20 years after the Relevant Date. In addition, other than an existing contingent obligation to grant two casino licenses, the Bahamian Government has agreed that it will grant no new casino licenses with respect to gaming operations on Paradise Island or New Providence Island until 20 years after the Relevant Date. Finally, the Company has also provided certain undertakings that include skills training, community development programs, and to the extent possible, a local stock ownership program for Bahamians.

The Heads of Agreement also provides for an extension of the Company's joint marketing agreement with the Bahamian Government pursuant to which the Bahamian Government will match the Company's contribution, up to $4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media to promote the destination and the Company's Paradise Island properties, including the Phase III Expansion. This joint marketing agreement will expire on December 31, 2007.

This summary is qualified in its entirety by reference to the particular provisions of the Heads of Agreement, which can be found as Exhibit 99(2) to our Form 6-K filed on May 28, 2003.

The Commonwealth of The Bahamas

The Commonwealth of The Bahamas had a population of approximately 300,000 in 2002. The Bahamas includes approximately 700 islands, 29 of which are inhabited, and extends from east of the Florida coast to just north of Cuba and Hispañola. Over 60% of the population lives on New Providence Island, where Nassau, the capital of The Bahamas, is located. The Bahamas first obtained internal self-government in 1964 and became an independent nation within the British Commonwealth in 1973. The first elections under universal adult suffrage were held in November 1962. The former government was first elected in 1992 and re-elected in March 1997, having succeeded a government that was in power for over 20 years. Most recently, on May 2, 2002, general elections were held and a new government elected, including a new Prime Minister and Deputy Prime Minister. The official language is English.

The currency of The Bahamas has been tied to the U.S. dollar since 1970 with an official exchange rate of U.S. $1.00 equal to 1.00 Bahamian dollar.

The Ministry of Tourism has historically spent over $60.0 million annually to promote The Bahamas.

Sales and Marketing

Our marketing goal is to drive demand direct from the consumer through high profile public relations, publications and special events promotions and advertising. To support our operations in The Bahamas, we maintain an inventory of rooms for distribution through our tour operator,

PIV, Inc., an indirect wholly owned subsidiary. For the year ended December 31, 2002, PIV, Inc. generated tour operations revenues of approximately $29.0 million as compared to $26.1 million in 2001. Similarly, our operations in Mauritius, the Maldives and Dubai are supported primarily through our own European marketing offices. In addition, we channel distribution for all of our operations through primary wholesalers in the travel agent community with a favorable commission structure.

We spent approximately $22.9 million in 2002 on sales and marketing for our operations in The Bahamas. Pursuant to the Heads of Agreement described above under "Certain Matters Affecting Our Bahamian Operations—Heads of Agreement," we receive $4.0 million per year from the Bahamian Government toward the direct costs related to certain marketing events, public relations activities and the production and placement of advertisement in media through December 2007.

Certain Matters Affecting Our Connecticut Operations

Regulation

The Mohegan Tribe is a federally recognized Native American tribe whose federal authorities recognition became effective May 15, 1994. In May 1994, the Mohegan Tribe and the State of Connecticut entered into a gaming compact to authorize and regulate Class III gaming operations (slot machines and table games). Under this tribal-state compact, Mohegan Sun is subject to a 25% gaming fee on slot revenues payable to the State of Connecticut so long as the State does not issue any further licenses for gaming operations with slot machines or other commercial casino games (other than to a Native American tribe on Native American land).

Each of the partners of TCA must be licensed by relevant tribal and state authorities. Each of the partners of TCA has received a gaming registration from the Commissioner of Revenue Services of the State of Connecticut that is renewed annually.

Priority Payments

Pursuant to subcontracts for management services, organization and administrative services and marketing services provided to TCA, prior to January 1, 2000 we received certain priority payments from TCA. Each of these priority payments was paid from TCA's management fees prior to the pro rata distribution to TCA's partners of TCA's profits. For seven years beginning January 1, 2000, TCA pays us the first $5.0 million of the Relinquishment Fees it receives each year (after the return of certain expenses and capital contributions) pursuant to the Relinquishment Agreement as a priority payment prior to making pro rata distributions to its partners.

Waiver of Sovereign Immunity

Pursuant to the Relinquishment Agreement, the Mohegan Tribe has waived sovereign immunity for the purpose of permitting, compelling or enforcing arbitration and has agreed to be sued by TCA in any court of competent jurisdiction for the purpose of compelling arbitration or enforcing any arbitration or judicial award arising out of TCA's agreement with the Mohegan Tribe. The parties have agreed that all disputes and claims arising out of TCA's agreement with the Mohegan Tribe or the Mohegan Tribe's gaming ordinance will be submitted to binding arbitration, which shall be the sole remedy of the parties, and that punitive damages may not be awarded to either party by any arbitrator. The Mohegan Tribe's waiver of sovereign immunity is limited to enforcement of monetary damages from undistributed or future net revenues of Mohegan Sun (or, under certain conditions, net revenues of other gaming operations of the Mohegan Tribe). Funds earned and paid to the Mohegan Tribe as the Mohegan Tribe's share of net revenues prior to any judgment or award are not subject to the waiver and would not be available for levy pursuant to any judgment or award.

New Jersey Gaming Regulation

As a result of the Resorts Atlantic City Sale, effective April 25, 2001, we no longer operate a casino in Atlantic City. However, as the lessor of real estate in Atlantic City to Colony, KINA is required to maintain a casino service industry license.

Environmental Matters

We are subject to federal, state and local laws and regulations that:

- govern activities or operations that may have adverse environmental effects, such as discharges to air and water as well as handling and disposal practices for solid and hazardous wastes, and

- impose liability for the costs of cleaning up, and certain damages resulting from, past spills, disposals or other releases of hazardous substances.

From time to time, our operations have resulted or may result in noncompliance with applicable environmental laws. However, past noncompliance has not had, and we believe that future noncompliance, if any, would not have, a material adverse effect on our financial conditions or results of operations.

The Mohegan Sun site was formerly occupied by UNC, a naval products manufacturer of, among other things, nuclear reactor fuel components. UNC's facility was officially decommissioned on June 8, 1994, when the Nuclear Regulatory Commission confirmed that all licensable quantities of special nuclear material had been removed from the Mohegan Sun site and that any residual special nuclear material contamination was remediated in accordance with the Nuclear Regulatory Commission-approved decommissioning plan.

From 1991 through 1993, UNC commissioned an environmental consultant to perform a series of environmental assessments on the Mohegan Sun site, including extensive soil investigations and groundwater monitoring. The environmental assessments detected, among other things, volatile organic chemicals, heavy metals and fuel hydrocarbons in the soil and groundwater. Extensive remediation of contaminated soils and additional investigations were then completed. Although the Mohegan Sun site currently meets applicable remediation requirements, no assurance can be given that the various environmental assessments with respect to the Mohegan Sun site revealed all existing environmental conditions, that any prior owners or tenants of the Mohegan Sun site did not create any material environmental condition not known to the MTGA, that future laws, ordinances or regulations will not impose any material environmental liability or

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that a material environmental condition does not otherwise exist on Mohegan Sun. Future remediation may be necessary if excavation and construction exposes contaminated soil, which has otherwise been deemed isolated and not subject to cleanup requirements. Such remediation could adversely impact the results of operations of Mohegan Sun and therefore our results of operations and financial conditions.

In addition, the Environmental Protection Agency has named a predecessor to KINA as a potentially responsible party, or a PRP, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, for the cleanup of contamination resulting from past disposals of hazardous waste at the Bay Drum site in Florida, to which the predecessor, among others, sent waste in the past. CERCLA requires PRPs to pay for cleanup of sites at which there has been a release or threatened release of hazardous substances. Courts have interpreted CERCLA to impose strict, joint and several liability upon all persons liable for cleanup costs. As a practical matter, however, at sites where there are multiple PRPs, the costs of cleanup typically are allocated among the parties according to a volumetric or other standard. Because we have only limited information at this time regarding this site and the wastes sent to it by the predecessor, we are unable to determine the extent of our potential liability, if any, at this site.

(C) Organizational Structure

In July 2001, we announced the restructuring of our former majority shareholder, SIIL, and the resolution of certain matters with SIIL and certain of its shareholders. See "Item 7. Major Shareholders and Related Party Transactions."

Set forth below is a table listing our significant subsidiaries:

Name of Company	Country of Incorporation
Aberdeen Management Limited (1)	Channel Islands
Kerzner Hotels International (Bermuda), Limited (1)	Bermuda
Kerzner International Bahamas Limited (2)	The Bahamas
Kerzner International Management Limited (3)	British Virgin Islands
Kerzner International North America, Inc. (4)	United States
Kerzner International Timeshare Limited (5)	The Bahamas
Kerzner Investments Palmilla, Inc. (6)	The Bahamas
One&Only (Indian Ocean) Management Limited (7)	British Virgin Islands

_____

All of the above subsidiaries are wholly owned by Kerzner, with the exception of *One&Only* (Indian Ocean) Management Limited, which is 80% owned by Kerzner and 20% owned by SRL.

(1) The Company owns a 20.4% interest in SRL, of which 8.7% is held through Aberdeen Management Limited and the remaining 11.7% is held through Kerzner Hotels International (Bermuda), Limited.

(2) Owner of substantially all of the Bahamian subsidiaries. Directly or indirectly wholly owns eight subsidiaries, all of which are organized in the Commonwealth of The Bahamas.

(3) Owner of the management agreement for the Royal Mirage in Dubai. Also receives administrative fees from *One&Only* (Indian Ocean) Management Limited related to Mauritius and Kanuhura management agreements.

(4) Owner of substantially all of the U.S. subsidiaries. Directly or indirectly wholly owns 22 subsidiaries, 18 of which are organized in the U.S. and four of which are organized in Mexico and relate to the management and development of *One&Only* Palmilla Resort.

(5) Owner of the 50% interest in Harborside.

(6) Owner of the 50% interest in *One&Only* Palmilla Resort.

(7) Owner of the five Mauritius management agreements and the Kanuhura management agreement.

(D) Property, Plant and Equipment

Our headquarters and registered office are located at Executive Offices, Coral Towers, Paradise Island, The Bahamas.

We own or lease properties in The Bahamas, the United States, the United Kingdom and France. Set forth below is a table listing our principal properties as of December 31, 2002:

Name and Location	Owned or Leased	Principal Use	Size	Capacity
Atlantis Paradise Island, The Bahamas (1)	Owned	Hotel/Casino	123 acres	2,317 Rooms
One&Only Ocean Club Paradise Island, The Bahamas (1)	Owned	Hotel	35 acres	106 Rooms

Ocean Club Golf Course and Clubhouse Paradise Island, The Bahamas	Owned	Golf Course	209 acres	N/A
Roads and Utility Sites Paradise Island, The Bahamas (1)	Owned	Infrastructure	52 acres	N/A
Undeveloped Land Paradise Island, The Bahamas (1)	Owned	Future Development	95 acres	N/A
Undeveloped Land Atlantic City, New Jersey	Owned	(2)	23 acres	N/A
Kerzner International Resorts, Inc. Ft. Lauderdale, Florida (3)	Leased	Administrative and Marketing Office and Travel Agency	58,000 square feet	N/A
Kerzner International North America, Inc. Plantation, Florida (3)	Leased	Administrative and Marketing Office and Travel Agency	65,000 square feet	450 Employees

(1) Please see "Item 4. Information on the Company, (A) History and Development of the Company—Recent Developments—Atlantis Phase III Expansion," which describes in detail our plans to construct, expand upon and improve these properties.

(2) Approximately 13 acres are included in the two-year option we granted to Colony in April 2001 in connection with the sale of Resorts Atlantic City, and we currently lease this property to Colony for $100,000 per month. All other land that we own in Atlantic City is available for sale. See "Item 4. Information on the Company, (A) History and Development of the Company" for more information on the property that is leased to Colony.

(3) Kerzner International North America, Inc.'s Plantation, Florida office has replaced its Fort Lauderdale, Florida office, which closed in November 2002.

In addition to the properties listed above, we lease several small administrative offices in various locations throughout the U.S. that we use for marketing purposes. The number of employees at each of these offices is less than ten. We lease a small administrative office in Buckinghamshire, United Kingdom, as well as two offices in Paris, France, one of which Solea Vacances SA, our wholly owned European tour operator subsidiary, uses as a travel agency, while the other is a

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marketing office. We also lease an office outside of Frankfurt, Germany, which we use as a marketing office.

The majority of the property we own serves as collateral for our Revolving Credit Facility.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) Operating Results

Consolidated Results

2002 vs. 2001. 2002 was a good year for us despite the general downturn in the worldwide travel market. Income and diluted earnings per share before extraordinary items in 2002 were $60.7 million and $2.13, as compared to $31.7 million and $1.14 in 2001, respectively. (See "Other Factors Affecting Earnings" for a comparison and explanation of certain items affecting 2002 and 2001 results.) This resulted primarily from the strong results of Atlantis and *One&Only* Ocean Club, which together achieved their highest gross revenues ever of $507.3 million. We also refinanced our debt structure, thereby lowering our effective interest rate and reduced our interest-bearing debt by $51.8 million during 2002, both of which helped to reduce interest expense by $13.6 million in 2002 as compared with 2001. Due to the effects of the events of September 11, 2001 on most travel and gaming related businesses, we have provided additional comparisons of 2002 results with those of 2000 where we believe these are relevant.

2001 vs. 2000. Income and diluted earnings per share in 2001 were $31.7 million and $1.14, respectively, as compared to a net loss of $119.1 million and $3.86 in 2000. Results for 2000 included a $229.2 million write-down of our assets in Atlantic City ("Resorts Atlantic City") to their net realizable value prior to the completion of the sale in April 2001. (See "Other Factors Affecting Earnings" for a comparison and explanation of certain items affecting 2001 and 2000 results.)

Atlantis and *One&Only* Ocean Club—Paradise Island, The Bahamas

2002 vs. 2001. Income from operations from our Paradise Island businesses (which includes Atlantis, *One&Only* Ocean Club and tour operations) was $87.1 million, as compared to $68.2 million in 2001 and $85.7 million in 2000. This increase was due to improved business levels combined with prudent cost-saving measures. As much of the industry continued to suffer from a decline in travel following September 11 and responded by decreasing room rates, our guiding strategy was not to embark on a discounting policy to drive business but rather to expand our marketing. This approach proved successful and our Paradise Island businesses demonstrated their strength and resilience even during such difficult times.

Net revenues for our Paradise Island businesses of $515.2 million exceeded 2001 by $42.9 million (9.1%) and 2002 was the first year in which net revenues exceeded $500.0 million. These revenues were composed of 25.2% from gaming, 35.9% from room, 25.5% from food and beverage and 13.4% from other sources.

The $13.4 million increase in gaming revenues over 2001 mainly resulted from a more favorable table hold percentage (ratio of table game win to dollar amount of chips purchased), which was a

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2.5% increase over 2001. During 2002, there was a 6.3% decrease in table game drop (the dollar amount of chips purchased) from $522.9 million to $490.2 million and an increase in table hold percentage (from 13.1% to 15.6%) as compared to 2001, resulting in table game win of $76.6 million in 2002 compared to $68.5 million in 2001. In addition, slot win of $53.3 million in 2002 increased by $4.8 million over 2001.

The $8.2 million increase in room revenue over 2001 resulted from the recovery of business levels that had been adversely affected by September 11. Atlantis achieved RevPAR (revenue per available room) of $198 for the year, which was a 2.1% increase over 2001 and marginally below that of 2000. The average daily room rate at Atlantis in 2002 was $245 and occupancy was 81%. *One&Only* Ocean Club achieved RevPAR of $473, which was a 21.3% increase over 2001 and 31.0% above 2000.

The $10.0 million increase in food and beverage revenue was also due to the business recovery achieved.

Selling, general and administrative expenses were higher by $3.4 million compared to 2001. This resulted from a $3.4 million increase in our windstorm insurance premiums as well as a $2.7 million increase in advertising costs. Additionally, incentive bonuses to management and employees, which are based on operating results, increased by $2.9 million, and we incurred $1.2 million of lease termination costs related to the relocation of one of our offices from Fort Lauderdale, Florida to Plantation, Florida. These increases were offset by a $3.2 million decrease in provision for doubtful receivables and by the cost reduction program we implemented following September 11.

Harborside, our 50% owned timeshare joint venture on Paradise Island, was temporarily closed from August through December 2002 to repair water damage primarily resulting from 2001's Hurricane Michelle, which resulted in a $6.9 million charge against our share of earnings. This charge excludes any recovery of costs, which may result from a current insurance claim in respect of the remediation costs. During 2002, we recorded equity losses of $5.2 million from Harborside, as the $6.9 million charge was partially offset by $1.7 million of our share of earnings from Harborside's operations. Equity in earnings from Harborside were $0.5 million in 2001. See "Other Items Affecting Earnings" below for further discussion.

Despite this closure, sales at Harborside are on pace with original projections with approximately 64% of the unit weeks sold to date in this first phase of the planned development.

2001 vs. 2000. Our Paradise Island businesses generated income from operations of $68.2 million in 2001, as compared to $85.7 million in 2000. The decline in operating earnings of $17.5 million (or 20.4%) was largely due to the effects of September 11, which resulted in reductions in earnings generated by the casino and rooms operations, compared to 2000, of $9.8 million and $3.2 million, respectively. In addition, operating earnings in 2001 were negatively impacted by an increase in depreciation costs of $7.6 million and an increase in selling, general and administrative expense of $3.6 million, which were partially offset by $2.0 million of business insurance proceeds received in 2001 in connection with Hurricane Michelle. Additionally, there was an increase in earnings from other casino/hotel related items, none of which was individually significant. Although Atlantis achieved a 4.1% increase in its average

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daily room rate to $252, occupancy in 2001 declined to 77% compared to 83% in 2000 due primarily to the effects of September 11. For the first eight months of 2001, occupancy and average daily room rate at Atlantis were 91% and $262, respectively, compared to 89% and $251, respectively, in the same period of 2000. After September 11, significantly reduced discretionary spending, disruptions in airline travel and the cancellation of business conventions had a material adverse impact on Atlantis for the remainder of the year. As a result, earnings over the twelve-month period were negatively impacted.

The Atlantis casino generated gaming win of $116.5 million in 2001 as compared to $132.1 million in 2000. The decrease in revenues for the twelve-month period, partially offset by a decrease of $5.8 million in gaming expenses, resulted in a net decline of $9.8 million (or 15%) in casino operating earnings.

In 2001, table game win of $68.5 million reflected a decrease of $12.9 million (or 15.8%) as a result of a decrease in hold percentage in table games as well as a decrease in table game drop. The table hold percentage decreased from 14.2% in 2000 to 13.1% in 2001. Table game drop was lower by $48.8 million (or 8.5%) as compared to 2000. Slot win of $48.5 million in 2001 reflected a $2.9 million decrease (or 5.6%) as compared to 2000 and was primarily due to a decrease in slot hold percentage from 9.7% in 2000 to 9.2% in 2001. The decrease in gaming expenses was mainly due to reduced promotional expenses, particularly after September 11.

The increase in depreciation expense in 2001 was mainly a result of the renovation of the Ocean Club Golf Course and Clubhouse and the addition of 50 luxury rooms and suites at *One&Only* Ocean Club, both of which opened in early 2001.

Selling, general and administrative expense increased in 2001 due to higher marketing costs of $4.4 million for increases in national advertising, the majority of which occurred after September 11, higher insurance costs of $3.4 million and higher information technology costs of $2.8 million. These increases were partially offset by decreases in payroll and miscellaneous costs in the amount of $7.0 million. We eliminated approximately 250 employee positions as part of our cost containment program during the fourth quarter of 2001.

Uncasville, Connecticut—Mohegan Sun

2002 vs. 2001. Mohegan Sun generated gross revenues of $1.2 billion during calendar 2002, compared to $914.3 million in calendar 2001. We recorded income from TCA under the Relinquishment Agreement and the Development Agreement of $30.9 million for 2002 compared to $27.4 million in 2001, which had been favorably impacted by certain priority payments earned by us from TCA. In addition, during 2002, TCA incurred costs of approximately $1.8 million related to the grand opening of the Mohegan Sun expansion, which reduced TCA's income and our share of such income during this period.

2001 vs. 2000. During calendar 2001, Mohegan Sun generated gross revenues of $914.3 million as compared to $819.9 million in calendar 2000, an increase of 11.5%. We recorded income from TCA of $27.4 million and $23.6 million in 2001 and 2000, respectively.

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Mauritius, Maldives, Dubai and Mexico (collectively the "Management Properties") — **Luxury Resorts**

2002 vs. 2001. In 2002, we earned management fees from the Management Properties of $7.3 million as compared to $8.0 million in 2001, a decrease of 8.8%, mainly due to the closure of *One&Only* Le Touessrok, in Mauritius, for major renovation from January 2002 through early December 2002. The resort reopened as *One&Only* Le Touessrok in December 2002. During the fourth quarter of 2002, we recognized $1.5 million in development fees related to this renovation, which is included in management fees and other.

In 2002, the Management Properties generated revenues of $124.1 million as compared to $124.8 million in 2001 and had net income of $11.9 million compared to $22.3 million in 2001. Although revenues remained relatively constant, there was a $17.2 million decrease in revenue from the closure of *One&Only* Le Touessrok, which was offset by an increase of $6.8 million of revenues from *One&Only* Kanuhura (due to our acquisition of a 25% equity interest in *One&Only* Kanuhura on August 1, 2001), $5.5 million of revenues from *One&Only* Palmilla Resort, and increases from *One&Only* Le Saint Géran and Sugar Beach. The decrease in net income of the Management Properties was almost entirely attributable to the closure of *One&Only* Le Touessrok for renovations.

In 2002, excluding *One&Only* Le Touessrok, the occupancy and average daily room rate for the Mauritius properties were 77% and $159 as compared to 77% and $162 in 2001. At *One&Only* Royal Mirage, the occupancy and average daily room rate in 2002 were 72% and $232, as compared to 72% and $226 in 2001. At *One&Only* Kanuhura, the occupancy and average daily room rate was 54% and $296 compared to the five months ended December 31, 2001 of 44.2% and $224. At *One&Only* Palmilla Resort, the occupancy and average daily room rate were 60% and $373 for the fourth quarter of 2002.

As a result of the equity investments we hold in certain of our Management Properties, we recorded equity earnings of $0.9 million in 2002 compared to $2.6 million in 2001.

2001 vs. 2000. In 2001, we earned management fees from the Management Properties of $8.0 million as compared to $8.7 million in 2000, a decrease of 8.0%. In 2001, the Management Properties generated revenues of $124.8 million as compared to $133.7 million in 2000 and had net income of $22.3 million compared to $23.8 million in 2000. The 6.6% decrease in revenues was a result of reduced revenues from the Mauritius Management Properties primarily due to the devaluation of the Mauritian Rupee to the U.S. dollar and due to the effects of September 11. In addition, in 2000, SRL earned revenues from its property in the Comoro Islands, which was sold in November of that year. The decrease experienced at SRL was partially offset by revenues earned at *One&Only* Kanuhura for the five months during the year ended December 31, 2001 following our acquisition of a 25% equity interest in the property. The decrease in net income of the Management Properties was a result of a net loss incurred at *One&Only* Kanuhura, partially offset by slight increases in earnings at SRL and at *One&Only* Royal Mirage. For SRL, net income was higher than in 2000 primarily due to a reduction in interest expense that more than offset the effect of the devaluation of the Mauritius Rupee.

In 2001, the occupancy and average daily room rate for the Mauritius Management Properties were 77% and $162, as compared to 83% and $160 in 2000. At *One&Only* Royal Mirage, the occupancy and average daily room rate in 2001 were 72% and $226, as compared to 82% and $202 in 2000. At *One&Only* Kanuhura, the occupancy and average daily room rate for the five months ended December 31, 2001 were 44% and $224.

As a result of the equity investments we hold in all of our Management Properties (other than *One&Only* Royal Mirage) we recorded equity earnings of $2.6 million in 2001 compared to $3.4 million in 2000.

Other Revenues

2002 vs. 2001. During 2002, other revenues increased by $9.2 million due primarily to the opening of two additional retail outlets at Atlantis, an increase in telephone revenues and various other items.

2001 vs. 2000. During 2001, other revenues increased by $7.2 million due primarily to the revenues generated from the renovated Ocean Club Golf Course, which reopened in January 2001.

Corporate Expense

2002 vs. 2001. We continuously explore new business opportunities, and all associated costs are written off to corporate expenses as incurred. Corporate expenses increased by $7.9 million for 2002 as compared to 2001. This increase was primarily due to increased costs incurred for new projects, in particular relating to our strategy to expand the number of luxury resorts we manage, retaining senior development personnel in anticipation of future new projects, litigation expenses relating to the settlement with a major shareholder and increased management and employee bonuses paid as a result of our strong results.

2001 vs. 2000. General corporate expenses were virtually flat for the year 2001 compared to 2000. We incurred higher new project development costs of approximately $2.0 million in 2001 as compared to 2000. The increase in new project development costs was offset by reduced payroll and related costs, as well as a reduction in information technology costs allocated to corporate in 2001.

Depreciation and Amortization

2002 vs. 2001. Depreciation and amortization in 2002 was $56.3 million, as compared to $51.5 million in 2001. This increase was due primarily from the renovation of approximately 400 rooms in the Coral Towers and the completion of various other projects at Atlantis.

2001 vs. 2000. Depreciation and amortization in 2001 was $51.5 million, $8.7 million lower than in 2000 due to the sale of Resorts Atlantic City.

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Interest Income

2002 vs. 2001. Interest income in 2002 was $3.5 million, as compared to $7.5 million in 2001, due primarily to interest earned during the first four months of 2001 on the proceeds of the Resorts Atlantic City sale. In addition, in 2001, we earned interest on a $17.5 million note issued to us in connection with the Resorts Atlantic City sale. The promissory note and accrued interest was repaid in full in March 2002 and the proceeds were used to repay debt.

2001 vs. 2000. In 2001, interest income was $7.5 million as compared to $4.2 million in 2000. This increase was primarily due to interest earned during the first four months of 2001 on the proceeds of the Resorts Atlantic City sale. In addition, as noted above, in 2001, we earned interest on a $17.5 million note issued to us on April 25, 2001, in connection with the Resorts Atlantic City sale.

Interest Expense

2002 vs. 2001. During 2002, interest expense decreased by $13.6 million or 25.8%, as compared to 2001, as a result of the reduction of interest-bearing debt totaling $51.8 million during 2002 and lower effective interest rates. The lower effective interest rates were achieved by swapping fixed rate debt at 8-7/8% for variable debt at LIBOR plus approximately 300 basis points and due to a larger portion of our debt being financed with borrowings under our revolving credit facility bearing interest at LIBOR plus 200 basis points. Also, in 2001 interest expense included $3.4 million in refinancing costs, which were written off when we cancelled our old interest rate swap agreements. The average cost of debt, including the effect of interest rate swaps, during 2002 was 7.4% compared to 8.8% in 2001.

2001 vs. 2000. Interest expense in 2001 was higher than the previous year by $7.0 million (or 15.4%). The high level of capitalized interest in 2000 was mainly related to project capital expenditures that were financed with debt in 2000 which resulted in $11.1 million of capitalized interest in 2000, compared to $1.1 million in 2001. During construction, related interest costs were capitalized to these projects, which included an additional 50 luxury rooms and suites at *One&Only* Ocean Club and the renovation of the Ocean Club Golf Course. The increase due to project completion was partially offset by a reduction in cash interest due to a reduction in the weighted average amount of borrowings outstanding.

Other Factors Affecting Earnings

2002 vs. 2001

Kerzner Interactive Limited

On January 1, 2002, Kerzner Interactive Limited, our Internet gaming subsidiary, commenced operations. In February 2002, we agreed to sell 50% of Kerzner Interactive Limited to Station, who paid us at that time a non-refundable deposit of $4.5 million. Subsequently, this agreement was restructured and Station received an option through early January 2003 to purchase 50% of the operation in consideration for the $4.5 million previously received. During 2002, several countries made it increasingly difficult for their citizens to gamble on-line. Further, as a licensed operator in the Isle of Man, we imposed numerous restrictions and controls on how we operated

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this business, which had the effect of making it difficult for us to compete against companies operating in a less rigorous manner. As a result, we concluded that this business would not be economically viable in the short to medium term. We discontinued the operations of Kerzner Interactive Limited during the first quarter of 2003 and the Company and Station mutually agreed to terminate this transaction. Losses and closure costs in 2003 will largely be offset by the recognition of income of the $4.5 million option consideration.

During 2002, included in our consolidated results is a net loss from Kerzner Interactive Limited of $8.1 million. During 2001, we incurred $4.6 million in pre-opening expenses in connection with Kerzner Interactive Limited.

Debt Retirement

During 2002, we incurred a $20.5 million extraordinary loss, net of income tax, on the early retirement of debt, in connection with the refinancing of our debt structure. Of this amount $14.6 million related to our 9% Senior Subordinated Notes and $5.9 million related to our 8-5/8% Senior Subordinated Notes. The extraordinary loss included premiums paid on the repurchases and redemption of the notes, the write-off of related discounts and unamortized debt issuance costs.

Settlement of Territorial and Other Disputes

During 2002, we recognized a $14.5 million gain on the settlement of territorial and other disputes with a major shareholder. Of the $32.1 million received, $21.3 million, which related to certain contractual obligations that the major shareholder had to us, has been classified as deferred revenue as of the end of the year and will be recognized as other revenues over the term of the original underlying agreements or approximately $3.5 million of income each year for the next 6 years. The remaining amount of $9.4 million, net of direct legal expenses was recognized as income during 2002. During the second quarter of 2002, we recognized a $5.1 million net gain on the settlement of a previous territorial dispute with a major shareholder.

Construction Remediation Costs at Harborside

Harborside was closed at the end of August 2002 in order to repair water damage resulting primarily from Hurricane Michelle. During the fourth quarter of 2002, these repairs were completed and the resort reopened in December 2002. Our share of construction remediation costs was $6.9 million. This loss has not been reduced by any potential insurance recovery, but Harborside has filed a claim with its insurers, which is presently under negotiation. Should Harborside receive a related insurance recovery in the future, we would partially offset this loss.

Restructuring Costs

In 2001, we provided $5.7 million related to the termination of certain employees following September 11. In 2002, we reversed $1.0 million of this provision as it remained unused due to the release of fewer employees and the amounts were settled for less than originally planned.

Other

Other items during 2001 were a $6.9 million gain from the sale of luxury home sites at Ocean Club Estates and $2.3 million of pre-opening expenses related to the opening of the Ocean Club Golf Course.

2001 vs. 2000

Resorts Atlantic City

As of December 31, 2000, we accounted for Resorts Atlantic City as an investment held for sale and during 2000 recognized a loss of $229.2 million to write-down the related assets to their net realizable value. Accordingly, as of January 1, 2001, the operations of Resorts Atlantic City (which we sold on April 25, 2001) were no longer included in our consolidated financial statements.

Transaction Costs

In 2000, we incurred transaction costs of $7.0 million in connection with a self-tender offer to repurchase 5.0 million Ordinary Shares at $24 per share and the termination of a proposed acquisition by our then majority shareholder to acquire all of our outstanding Ordinary Shares that it did not already own.

Purchase Termination Costs

In 2000, we incurred $11.2 million of purchase termination costs related to the abandoned acquisition of the Desert Inn, Las Vegas.

Other

In 2000, we incurred $7.6 million of pre-opening expenses related to the expansion of Ocean Club Estates and the opening of the golf course at Ocean Club Estates. Also, in 2000, we recorded a net gain of $76.4 million from the sale of luxury home sites at Ocean Club Estates.

Other Matters

Foreign Currencies

We prepare our financial statements in U.S. dollars. Our most significant non-U.S. operations are in The Bahamas. Due to current governmental policies in The Bahamas that equate one Bahamian dollar to one U.S. dollar, we believe that we do not have material market risk exposures in this jurisdiction relative to changes in foreign exchange rates. Due to the stability of the other markets in which we operate, we also believe that we do not have material market risk exposures in these jurisdictions relative to changes in foreign exchange rates.

(B) Liquidity and Capital Resources

During 2002, cash generated from operations allowed us to reduce our interest bearing debt by $51.8 million. We have no significant short-term debt and our long-term debt is comprised of an Amended Revolving Credit Facility balance due in 2006 and $400 million in 8-7/8% Senior Subordinated Notes due 2011. Our Amended Revolving Credit Facility is $300 million, of which $226.9 million was available at December 31, 2002. In addition, at December 31, 2002, we held $38.9 million in cash and cash equivalents, including $4.8 million in restricted cash.

We believe our operating cash flows, as a percentage of operating income, were higher than many of our competitors due primarily to the management fee nature of a portion of our income (which requires minimal investment), the lack of any corporate income tax in The Bahamas and net operating loss carryforwards that offset our U.S.-sourced income. We believe that available cash on hand, combined with funds generated from operations and availability under our bank credit facility will be sufficient to finance our cash requirements over the next twelve months.

Effective January 1, 2003, the lenders have agreed that borrowings under our Amended Revolving Credit Facility will be based on a borrowing base calculation, such that we can draw the lesser of a borrowing base or the commitment amount. Under the borrowing base calculation as of December 31, 2002, our borrowing limit would have been $300.0 million, as the anticipated borrowing base calculation would have exceeded the commitment amount. See "Item 10. Additional Information, (C) Material Contracts-Third Amendment dated May 15, 2003 to the Amended Revolving Credit Facility" for a description of the borrowing base.

Operating Activities

During 2002, we generated $125.6 million of cash flow from operating activities compared to $99.3 million during 2001. This increase was primarily due to Atlantis' improved operating performance, decreased interest payments on debt and $32.1 million received from the settlement of a territorial dispute partially offset by an increase in working capital as net gaming and hotel receivables were greater at December 31, 2002 than at December 31, 2001.

Investing Activities

During 2002, net cash outflows used in investing activities were $72.0 million compared to cash inflows provided from investing activities of $57.6 million last year. The 2001 net inflow was primarily due to the sale of Resorts Atlantic City in 2001, from which we received $120.9 million in cash.

On September 12, 2002, we completed the acquisition of a 50% equity interest in the 115-room luxury *One&Only* Palmilla Resort, near Cabo San Lucas in Baja, Mexico, for $40.8 million, including transaction costs. This was funded through a combination of cash on hand and borrowings under our revolving credit facility. In April 2003, *One&Only* Palmilla Resort commenced a $80.0 million expansion project that will increase the room count to 172 rooms and significantly upgrade the amenities and public areas offered by the resort. The expansion is expected to be completed by early 2004 (subject to obtaining all necessary local permits and approvals) and will be financed by *One&Only* Palmilla Resort through local project financing,

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which is supported by a $38.0 million guarantee from Kerzner. (See Note 22 in the Consolidated Financial Statements.)

Our business requires capital to both develop and maintain our properties. During 2002, we used $39.5 million for capital expenditures, net of insurance proceeds received, which includes $15.7 million on several development and renovation projects on Paradise Island with the balance primarily used for ongoing capital expenditures on Paradise Island. During 2002, these expenditures were funded through internally generated funds. During 2003, we anticipate our capital expenditures to be approximately $55.0 million, including the costs of a new state-of-the-art computerized reservation system and customer database.

During 2003, we anticipate making approximately $25.0 million in advances related to new *One&Only* projects.

Financing Activities

During the year, we used $49.7 million in net financing activities. Cash received during the year included $206.0 million from the issuance of our 8-7/8% Senior Subordinated Notes and $47.7 million of net borrowings from our revolving credit facility. We used these proceeds together with cash on hand to redeem our 9% Senior Notes for $209.0 million and our 8-5/8% Senior Notes for $104.1 million. This refinancing resulted in the extension of the average maturity of our public debt by more than four years and decreased our average borrowing rate. (See Note 12 in the Consolidated Financial Statements.)

As shown in Future Commitments and Funding Sources, as of December 31, 2002, we do not have any significant debt repayments due until November 2006, when our revolving credit facility matures. The principal of our 8-7/8% Senior Subordinated Notes is not due until August 2011. We anticipate that prior to maturity, interest payments will be provided from cash flows from operations. At December 31, 2002, we had approximately $226.9 million available under our revolving credit facility for use in 2003. During 2002, our average cost of debt was approximately 7.4%.

Market Risks

Our major market risk exposure is interest rate risk directly related to our bank debt and interest rate swaps on $200 million of our fixed rate debt. We attempt to limit our exposure to interest rate risk by managing the mix of fixed and floating rate debt, and by entering into variable interest rate swap agreements to hedge a portion of our fixed rate debt. These interest rate swap agreements are entered into with a group of financial institutions with investment grade credit ratings, thereby minimizing counterparty credit risk.

In August and December 2001, we entered into fixed-to-variable rate swap agreements with respect to our 8-7/8% Senior Subordinated Notes due 2011, which were issued in August 2001. As of December 31, 2002, the aggregate notional amount of the swap agreements was $200.0 million and they mature in August 2011 concurrent with our 8-7/8% Senior Subordinated Notes. Under the terms of the swap agreements, we make payments based on specific spreads over six-month LIBOR and receive payments equal to the interest payments due on the notes. The spreads in excess of six-month LIBOR are 3.02% for $150.0 million, 2.95% for $25.0 million and 2.91% for the remaining $25 million. As of December 31, 2002 and 2001, the weighted average variable rate on the swap agreements was 5.00% and 6.12%, respectively. Giving effect to these swap agreements, our fixed and floating rate debt represented approximately 42% and 58% as of December 31, 2002 and 57% and 43% as of December 31, 2001, respectively.

In connection with our interest rate swap agreements, for every 100 basis points that LIBOR increases or decreases, correspondingly, interest expense changes by $2.0 million per annum.

Other Matters

Critical Accounting Policies

Our critical accounting policies include those which require our most subjective or complex judgments as a result of the need to make estimates when there is uncertainty as to their financial effects. We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. We provide allowances for doubtful accounts arising from casino, hotel and other services, which are based upon a specific review of certain outstanding receivables. In determining the amounts of the allowances, we are required to make certain estimates and assumptions. Accruals for potential liabilities related to any lawsuits or claims brought against us, calculation of inventory reserves, calculation of income tax liabilities, valuation allowance on deferred tax assets and other liabilities require that we apply significant judgment in determining the appropriate assumptions for use in the calculation of financial estimates. Actual results may differ from these estimates and assumptions. We periodically assess the potential liabilities related to any lawsuits or claims brought against us. While it is typically very difficult to determine the timing and ultimate outcome of these actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. There can be no assurance that actual results will not differ from our estimates. To provide an understanding of the methodology we apply, our significant accounting policies are discussed where appropriate and in the notes to our consolidated financial statements.

Although all of the policies identified in the notes to the consolidated financial statements are important in understanding the consolidated financial statements, the policies discussed below are considered by management to be central to understanding the consolidated financial statements because of the higher level of measurement uncertainties involved in their application.

Long-Lived Assets. We review our long-lived assets and certain identifiable intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If changes in circumstances indicate that the carrying amount of an asset that we expect to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition are estimated. If the undiscounted value of the future cash flows is less than the carrying value of the asset, the carrying value of the long-lived asset will be reduced by the amount which the carrying value exceeds fair value. We do not believe that any such changes have occurred except as a result of the Resorts Atlantic City Sale and the Atlantic City Option, as discussed in the notes to the consolidated financial statements.

Income Taxes. We are subject to income taxes in certain jurisdictions. Accordingly, the accompanying consolidated statements of operations include a provision for income taxes based on the prevailing tax laws of those jurisdictions.

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. The valuation allowance is adjusted in the period in which we determine it is more likely than not that deferred tax assets will or will not be realized. We considered these factors in reaching our conclusion to reduce the valuation allowance during 2002, which resulted in a reduction to our provision for income taxes.

Recent Accounting Pronouncements

Classification of Extraordinary Items. In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt" ("Statement 4"), and an amendment of Statement 4, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking Fund Requirements" ("Statement 64"). SFAS 145 also rescinds FASB Statement No. 44, and amends FASB Statement No. 13. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of SFAS 145 related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion 30 for classification as an extraordinary item shall be reclassified.

Under Statement 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS 145 eliminates Statement 4 and, thus, the exception to applying APB Opinion 30 to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking fund requirements—the exception to application of Statement 4 noted in Statement 64). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion 30. Applying the provisions of APB Opinion 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item.

We believe the adoption of SFAS 145 will require the $20.5 million extraordinary loss on extinguishment of our 8-5/8% Senior Subordinated Notes and our 9% Senior Subordinated Notes recognized during the year ended December 31, 2002 to be reclassified upon adoption of SFAS 145 in 2003.

Exit or Disposal Activities. In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Adoption of SFAS 146 is not expected to have a significant impact on our financial position or results of operations.

Guarantees. In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur.

The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002 and have been included in the notes to the consolidated financial statements.

We currently guarantee certain amounts related to certain of our equity method investments. We have not recognized a liability for any guarantee issued prior to December 31, 2002, the effective date of this interpretation. If in the future we modify the current guarantees or issue new guarantees, we will be obligated to recognize a liability at an estimate of the guarantee's fair value.

Consolidation of Variable Interest Entities. In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This interpretation of Accounting Research Bulletin 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity, or (ii) the equity investors lack one or more of the following characteristics of a controlling financial interest: (a) the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights, (b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities, or (c) the right to receive the expected residual returns of the entity if they occur, which is the compensation of the risk of absorbing the expected losses.

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FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We have not yet assessed the impact that FIN 46 will have on our financial position or results of operations.

Fair Value of Stock Options. We have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for our employee stock options as allowed pursuant to FASB Statement No. 123, as amended. Accordingly, no compensation expense has been recognized for the years ended December 31, 2002, 2001 and 2000.

Our accounting for our employee stock options complies with accounting practices generally accepted in the U.S. However, from time to time, proposals have been put forth to change the method of accounting for employee stock options that, if adopted, would require us to include the fair value of employee stock options in our compensation expense. As a result of recent events in the business and financial community of the U.S., Congress, the SEC and the accounting profession have been engaged in reevaluating employee compensation and its accounting, and several new proposals concerning the proper accounting for employee stock options have recently been put forth. It is not possible to predict whether any such proposal will ultimately be adopted, or, if such a policy is adopted, what its requirements may be. However, it is possible that we may in the future be required under accounting principles generally accepted in the U.S. to include the fair value of our employee stock options in our compensation expense.

Had compensation cost for our stock option plans been determined on the basis of the fair value at the grant date for awards under those plans, consistent with FASB Statement No. 123, and as amended by FASB Statement No. 148, and our existing valuation method for our employee stock options, the Black-Scholes option-pricing model, we estimate that our net income for the years ended December 31, 2002 and 2001 would have been reduced by 16% and 29%, respectively. For the year ended December 31, 2000, we estimate that our net loss would have increased by 6%. However, FASB Statement No. 123 requires the use of option valuation models that require the input of highly subjective assumptions, including expected stock price volatility, and to date, a uniform standard for calculating the fair value of employee stock options in accordance with FASB Statement No. 123 has not been adopted. Because our stock options have characteristics significantly different from traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable measure of the fair value of our employee stock options. In addition, the effect of applying the fair value method of accounting for stock options on reported net income (loss) for 2002, 2001 and 2000 may not be representative of the effects for future years because outstanding options vest over a period of several years and additional awards are generally made each year.

Change in Independent Public Accountants

On June 24, 2002, we removed Arthur Andersen LLP ("Andersen") as our independent public accountants and on June 24, 2002 retained Deloitte & Touche LLP ("D&T") as the Company's new independent public accountants for the fiscal year 2002. This change was made upon the recommendation of the audit committee of the Company's Board of Directors and with the approval of the Company's Board of Directors. The decision to change independent public accountants was based on the continuing uncertainty regarding Andersen's future and is not a reflection of Andersen's commitment or the quality of the services it provided to the Company.

Andersen's reports on the Company's consolidated financial statements for the years ended December 31, 2001 and December 31, 2000 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2001 and December 31, 2000 and through the date of their dismissal, there were no disagreements with Andersen on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Andersen's satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company's consolidated financial statements for such years; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Andersen with a copy of the foregoing disclosures and Andersen stated its agreement with such statements.

During the years ended December 31, 2001 and December 31, 2000 and up to the date of their engagement, the Company did not consult D&T with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

There were no disagreements with Andersen or D&T on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure during 2002.

(C) Research and Development, Patents and Licenses

Not applicable.

(D) Trend Information

During the first quarter of 2003, Atlantis' results were affected during the last two weeks of the quarter by travel concerns arising from the war in Iraq, as Atlantis' occupancy for the month of March was 90% as compared to 93% in the same period last year. Atlantis had been on pace to achieve similar occupancy levels to those achieved in the same period last year prior to the beginning of the war.

Despite the decrease in occupancy in the second half of March, Atlantis' RevPAR of approximately $239 was relatively flat compared to the same period last year. Atlantis achieved

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an average occupancy of 83% at an average daily room rate ("ADR") of $289, which compares to average occupancy of 85% and ADR of $284 in 2002. Bookings trends have improved and Atlantis has benefited from strong demand in April as RevPAR for this month finished ahead of the same period last year. However, May 2003 occupancy decreased by 3.3% as bookings decreased due in part to a delay in a major advertising campaign that was scheduled to be launched during the war in Iraq. Early indications of our current marketing efforts is that phone volume is building daily and room nights in June are projected to equal those of the same period last year.

In the Atlantis Casino, slot win for the quarter ended March 31, 2003 increased by 4%. Table game drop was 5% lower in the quarter than during the same period last year as the current quarter faced a difficult comparison due primarily to the shift in the Easter holiday from March to April in 2003. In April 2003, table game drop increased by 45% while slot win held steady compared to April 2002, due to the shift in the Easter holiday and the effects of September 11 still being felt in 2002.

Management fees earned by us related to the operations at Sun Resorts Limited for the year ended December 31, 2002 amounted to $7.1 million. We anticipate that such fees will be approximately $5.7 million in 2003, due to our 80% ownership interest in *One&Only* (Indian Ocean) Management Limited. Effective January 1, 2003, the management contracts for SRL and Kanuhura are now held in this company. See "Item 4. Information on the Company, (B) Business Overview—*One&Only* Resorts—Indian Ocean."

Relinquishment and Development Fees earned by us from TCA was $30.9 million for the year ended December 31, 2002. We anticipate that such fees will be increased for the year ended December 31, 2003 due to the increase in Mohegan Sun revenues due to the expansion completed in mid-2002.

We expect our insurance costs to increase by approximately $6.5 million during 2003 as compared to 2002, as the Paradise Island operations will now bear a full year's charge at higher rates for "all risks" insurance.

In connection with $200 million of our 8-7/8% Senior Notes, we have entered into interest rate swap agreements to hedge this portion of our fixed rate debt, in which the rates paid by us are at six-month LIBOR plus 291 to 302 basis points. In connection with our interest rate swap agreements, for every 100 basis points that LIBOR increases or decreases, correspondingly, interest expense changes by $2.0 million per annum.

In July 2002, we acquired $15.0 million of 7.74% senior notes due 2004 of LCI for approximately $13.2 million. LCI is a British-based casino operator with casinos in Britain, Egypt, and South Africa. LCI currently has a high level of outstanding debt and the demands of its debt holders could affect its business operations and its ability to service its indebtedness. The possible liberalization of the regulation of the gaming industry in the United Kingdom may have a positive impact on LCI's operations. We anticipate that there may be future gaming opportunities in the United Kingdom, as discussed in "Item 4. Information on the Company, (A) History and Development of the Company—Recent Developments."

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(E) Off-Balance Sheet Arrangements

At December 31, 2002, our off-balance sheet arrangements and other commitments were as follows (in thousands):

Other Commitments	Total Amount of Commitment
Reethi Rah - Financings (a)	$47,000
Guarantee - *One&Only* Kanuhura (b)	10,712
One&Only Palmilla Resort Completion Guarantee (c)	38,000
Total other commitments	$95,712

(a) On December 4, 2002, we entered into a senior subordinated credit agreement with Reethi Rah Resort Pvt Ltd and various other financial institutions (the "Senior Lenders"). The agreement, as amended in 2003, obligates Kerzner to make completion loans (in an amount not to exceed $35.0 million) and operating loans (in an amount not to exceed $3.0 million per year, for a four-year period). The purpose of the completion loans is to provide subordinated financing for the building and developing of a new resort on Medhufinolhu, Kaafu Atoll, Republic of Maldives. The purpose of the operating loans is to provide working capital on a standby basis to the new resort once it has opened. Among other conditions, Kerzner is not obligated to make any completion loan after the resort has opened or until Reethi Rah Resort Pvt Ltd has borrowed a minimum of $20.0 million from the Senior Lenders. Kerzner is not obligated to make any operating loans unless, among other conditions, the resort has opened for business to the general public. Once made, both the completion loans and the operating loans will be subordinated to all other loans made to the borrower by the Senior Lenders and will become immediately due and payable upon termination or cancellation of our management agreement related to the property.

As a condition to entering the senior subordinated credit agreement, we obtained a personal guarantee from Mohamed Adil, an indirect holder of the majority outstanding shares in Reethi Rah Resort Pvt Ltd, pursuant to which Mr. Adil unconditionally guaranteed all of the payment and performance obligations of Reethi Rah Resort Pvt Ltd to Kerzner under the senior subordinated credit agreement and certain other agreements relating to the resort. Reethi Rah Resort Pvt Ltd also granted us a security interest in substantially all of the assets that will comprise the new resort, including a long-term lease that Reethi Rah Resort Pvt Ltd has obtained from the government of the Maldives.

Subject to certain conditions, SRL has a right of first refusal to participate equally with us in any development project in specified Indian Ocean territories. SRL's board of directors has approved the exercise of its right to participate on a proportionate basis (currently 20%) with us in connection with the Reethi Rah project. Upon signing of definitive agreements, it will assume its proportionate share (currently 20%) of the above mentioned commitment amount. See "Item 4. Information on the Company, (B) Business Overview—The Properties—*One&Only* Resorts—Indian Ocean."

(b) In connection with our purchase of a 25% equity interest in *One&Only* Kanuhura, we were required to guarantee certain of its obligations to its other shareholders. We are not obligated

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under these guarantees unless the property's senior bank debt agreement prevents available cash flow from being distributed to the shareholders, nor until *One&Only* Kanuhura repays certain senior debt owed to us. As of December 31, 2002, the amount of senior debt owed to us was $4.5 million, excluding accrued interest. Our obligations under these guarantees expire when the underlying obligations are repaid.

(c) We have agreed to guarantee up to $38.0 million of debt-financing that *One&Only* Palmilla Resort obtains from third-parties. We have agreed to provide these guarantees for a period ending no later than the later of (i) the date of repayment at maturity of the underlying obligations or (ii) three years from the date of the guarantee. The purpose of these guarantees is to assist *One&Only* Palmilla Resort in obtaining financing for its planned redevelopment on commercially reasonable terms. In addition, to the extent that *One&Only* Palmilla Resort incurs expenditures that we approve in excess of budgeted amounts and for which it is otherwise unable to obtain third-party financing, we have agreed to make unsecured subordinated loans to *One&Only* Palmilla Resort in the amount of such expenditures. Any amounts loaned to cover such expenditures must be prepaid no later than December 31, 2008. As of June 30, 2003, *One&Only* Palmilla Resort has borrowed $30.0 million under an interim credit agreement dated as of March 14, 2003, and as amended on June 20, 2003, and we and certain of our subsidiaries have guaranteed in full the repayment of such amounts. We expect *One&Only* Palmilla Resort to refinance the interim credit agreement by the time it becomes due on August 29, 2003. The planned redevelopment will require the resort to be closed from April 2003 to early 2004. It is expected to cost $80.0 million at the property level and will increase the room count to 172 rooms and significantly upgrade the amenities and public areas offered by the resort.

(F) Tabular Disclosure of Contractual Obligations

At December 31, 2002, our material contractual obligations, with initial or remaining terms in excess of one year, were as follows (in thousands):

Contractual Cash Obligations	Payments Due by Year						
	2003	2004	2005	2006	2007	There-after	Total(a)
Senior Subordinated Notes (a)	$ —	$ —	$ —	$ —	$ —	$400,000	$400,000
Revolving Credit Facility (b)	—	—	—	72,000	—	—	72,000
Operating leases	5,014	2,413	1,912	2,324	1,819	19,806	33,288
Capital leases	275	326	130	—	—	—	731
Total contractual cash obligations	$ 5,289	$ 2,739	$ 2,042	$74,324	$ 1,819	$419,806	$ 506,019

(a) See Note 12—"Long-Term Debt" of the Notes to our consolidated financial statements for a further description of our debt commitments.

(b) As of December 31, 2002, we had $226.9 million available under the Amended Revolving Credit Facility, after giving effect to the $72.0 million of borrowings outstanding and the $1.1 million in letters of credit outstanding on that date.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) Directors and Senior Management

The current directors of the Company are:

Name	Country of Citizenship	Director Since
Solomon Kerzner	South Africa	1993
Peter Buckley	United Kingdom	1994
Howard Marks	United States	1994
Eric Siegel	United States	1994
Heinrich von Rantzau	Germany	2001

The current executive officers of the Company are:

Name	Title	Age	Executive Officer Since
Solomon Kerzner	Chairman and Chief Executive Officer	67	1993
Howard B. Kerzner	President	39	1995
Charles D. Adamo	Executive Vice President—Corporate Development & General Counsel	42	1995
John R. Allison	Executive Vice President—Chief Financial Officer	57	1994

The executive officers serve indefinitely at the pleasure of the Board of Directors.

Solomon Kerzner, Chairman and Chief Executive Officer: Mr. Kerzner has been our Chairman and Chief Executive Officer since October 1993 and from October 1993 to June 1996 he served as our President. Mr. Kerzner is the Chairman of WLG, which, together with its affiliates, owns approximately 16.5% of our shares and has the right to vote an additional 4.1% of our shares. Mr. Kerzner is one of the visionary leaders of the resort and gaming industries. Prior to founding Kerzner, Mr. Kerzner pioneered the concept of an entertainment and gaming destination resort designed and managed to appeal to multiple market segments by developing Sun City, located near Johannesburg, South Africa. Sun City features four hotels with approximately 1,300 rooms, an entertainment center that includes a 6,000-seat indoor superbowl, a 46-acre man-made lake for water sports and approximately 55,000 square feet of gaming space. In 1992, Sun City was expanded to include The Lost City, a themed resort that features a 350-room luxury hotel and a man-made jungle in which over one million trees were transplanted. Mr. Kerzner has been responsible for the development of 21 hotels and founded both of southern Africa's largest hotel

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groups, Southern Sun Hotels and Sun International South Africa. We do not have any interest in any of the southern African properties developed by Mr. Kerzner. Mr. Kerzner is the father of Mr. Howard B. Kerzner.

Howard B. Kerzner, President: Mr. Kerzner joined Kerzner in May 1995 as Executive Vice President—Corporate Development and has been President since June 1996. Prior to that time, he was Director—Corporate Development of SIIL from September 1992. Previously, Mr. Kerzner was an Associate of Lazard Frères & Co. LLC from September 1991. Prior to that Mr. Kerzner worked for the First Boston Corporation. Mr. Kerzner is the son of Mr. Solomon Kerzner.

Charles D. Adamo, Executive Vice President—Corporate Development & General Counsel: Mr. Adamo joined Kerzner in May 1995 as General Counsel and has been responsible for corporate development since January 1997. Prior to that time, he was Group Legal Advisor of SIIL from September 1994. Previously, Mr. Adamo was engaged in the practice of law at the firm of Cravath, Swaine & Moore LLP in New York from 1986. Mr. Adamo is admitted to the bar in the State of New York.

John R. Allison, Executive Vice President—Chief Financial Officer: Mr. Allison joined Kerzner in May 1995 as Chief Financial Officer. Mr. Allison joined SIIL in March 1994 as Group Financial Director. From December 1987 until February 1994, Mr. Allison was Financial Director of Sun International Inc., a resort and management holding company with interests in approximately 27 hotels in southern Africa. Prior to that time, he was the Group Financial Director of Kimberly-Clark (South Africa) Limited for four years. He is a fellow of the Institute of Chartered Accountants in England and Wales and a member of the South African Institute of Chartered Accountants.

Peter N. Buckley, Director: Mr. Buckley has been a Director since April 1994. Mr. Buckley is Chairman of Caledonia, which currently owns approximately 20.7% of our Ordinary Shares and has the right to vote an additional 4.1% of our Ordinary Shares. In 1994 he was appointed Chairman of Caledonia having been Deputy Chairman and Chief Executive since 1987. He is also Chairman of Bristow Helicopter Group Limited. He is a non-executive Director of Close Brothers Group PLC and Offshore Logistics, Inc. (a NYSE listed company).

Howard S. Marks, Director: Mr. Marks has been a Director since April 1994. Mr. Marks is Chairman of Oaktree Capital Management, LLC, which manages funds in excess of $20.0 billion for institutional investors. Previously, Mr. Marks was employed by The TCW Group, Inc. where he became Chief Investment Officer for Domestic Fixed Income and President of its largest affiliate, TCW Asset Management Company.

Eric B. Siegel, Director: Mr. Siegel has been a Director since April 1994. Mr. Siegel is a retired limited partner of Apollo Advisors, L.P. Mr. Siegel is also a Director and Chairman of the Executive Committee of El Paso Electric Company, a publicly traded utility company.

Heinrich von Rantzau, Director: Mr. von Rantzau has been a Director since July 2001. Mr. von Rantzau is a principal of Cement Merchants SA, which currently beneficially owns approximately 13.5% of our Ordinary Shares, and an executive of Deutsche Afrika-Linien

GmbH, Reederei John T. Essberger and VORA Schiffahrts-und Beteiligungsgesellschaft GmbH. Mr. von Rantzau is a board member of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and a member of the Trade Advisory Board of Germanischer Lloyd, Lloyd's Register of Shipping and German National Committee.

We agreed to include in the slate of directors submitted by us to our shareholders for election one individual designated by each of WLG, Caledonia and CMS, subject to their retaining a minimum beneficial ownership of our Ordinary Shares. See "Item 7. Major Shareholders and Related Party Transactions, (B) Related Party Transactions—Registration Rights and Governance Agreement."

(B) Compensation

The aggregate cash compensation for our directors and officers, including salaries, bonuses and benefits in kind granted, for the year ended December 31, 2002 was $5.6 million. None of the directors or officers participates in our pension plan. We do not set aside any amounts for pension or retirement benefits for any of our directors or officers.

Effective from January 1, 2001, we have a bonus plan whereby our employees, including officers, will qualify for bonuses if we attain either certain levels of earnings or EPS, and such bonuses will be calculated as a percentage of each individual's salary. Such percentage will be based on, among other things, each employee's level of responsibility. Bonuses paid to our officers under this bonus plan could reach a maximum of 60% of the respective employee's base salary.

We have adopted stock option plans for our employees, officers and directors in 1995 (the "1995 Plan"), in 1997 (the "1997 Plan"), in 2000 (the "2000 Plan") and collectively the "Plans" that provide for the issuance of options to acquire an aggregate of 7,500,000 Ordinary Shares. As of May 31, 2003 a total of 7,587 Ordinary Shares remained available for grant. The 1995 Plan provides for the options to become exercisable, unless otherwise specified by the Board of Directors and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20% of such options and thereafter in installments of 20% per year over a four-year period. Options issued under the 1997 Plan become exercisable one year from the date of grant with respect to 20% of such options and thereafter in installments of 20% per year over a four-year period. The 2000 Plan provides for the vesting period to begin one year after the grant date in respect of one third of such options, and thereafter in installments of one third per year over a two-year period. Options granted under the Plans have a term of 10 years from the date of grant. Our employees, officers and directors may be granted options under the Plans. Such options may be transferred to trusts with respect to which any such participants are beneficiaries and corporations or to other entities controlled by such participants.

On May 7, 2002, our Board of Directors resolved, under certain conditions, to make available to employees and directors holding options with an exercise price higher than $32.00 per share, an offer to surrender all or some of the options granted to them under the Plans. In exchange, such employees and directors would have the possibility, under certain conditions, to be granted new options giving the right to subscribe for 75% of the number of shares as the surrendered options. The exercise price for the new options would be the fair market value of the Ordinary Shares on the new grant date, which would be no sooner than six months and one day after the cancellation date of the old options, subject to the conditions set forth in the Schedule TO (Tender Offer) documents filed with the SEC on May 27, 2002, the commencement date of the offer period. The offer to option holders under the exchange program expired on June 25, 2002. The 1,227,600 eligible options that were properly submitted for exchange were accepted and cancelled effective June 26, 2002. Such options represent substantially all those that were eligible for exchange. We granted 920,700 new options, which have similar terms to the cancelled options, in exchange for the cancelled options on December 26, 2002 at a price of $20.07.

During the year 2002, options to purchase an aggregate of 403,000 Ordinary Shares, pursuant to the Plans described above, were granted to our directors and officers. Of these shares, 302,000 were issued as part of the stock option tender offer discussed above. As of December 31, 2002, total options to acquire 5,347,000 Ordinary Shares were outstanding, of which 3,160,000 were exercisable as of that date. As of December 31, 2002, our officers and directors, as a group, held options to acquire approximately 2,727,000 Ordinary Shares, of which approximately 1,941,000 are currently exercisable. The options outstanding related to the officers and directors as of December 31, 2002 were granted at exercise prices ranging from $11.69 to $41.63. The expiration dates for these options range from 2005 to 2012.

As of May 31, 2003, total options to acquire 5,287,000 Ordinary Shares were outstanding, of which 3,316,000 were exercisable as of that date. As of May 31, 2003 our officers and directors, as a group, hold options to acquire approximately 2,727,000 Ordinary Shares, of which approximately 2,008,000 are currently exercisable. The options outstanding related to the officers and directors as of May 31, 2003 were granted at exercise prices ranging from $11.69 to $41.63. The expiration dates for these options range from 2005 to 2013.

(C) Board Practices

Pursuant to our Articles of Association, as amended, our maximum number of directors is fixed at five. At our September 24, 2001, annual meeting of shareholders, our existing directors, consisting of Mr. S. Kerzner, Mr. Buckley, Mr. Marks, Mr. Siegel and Mr. von Rantzau were elected to terms set to expire at our annual general meeting to be held in 2004.

Our Board of Directors has appointed an audit committee of the board consisting of Mr. Buckley, Mr. Marks and Mr. Siegel. To ensure complete independence, Deloitte & Touche LLP has (and their predecessors, Arthur Andersen LLP, historically had) full and free access to meet with the audit committee, without management representatives present, to discuss the results of the audit, the adequacy of internal controls and the quality of financial reporting. The primary function of the audit committee is to assist our Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information that will be provided to the stockholders and others, the systems of internal controls that our management and Board of Directors have established and the audit process. The audit committee of our Board of Directors reviews the selection of our independent certified public accountants each year. The audit committee convenes at least eight times per year.

We also have a remuneration committee consisting of Mr. S. Kerzner, Mr. Buckley, Mr. Marks and Mr. Siegel. The remuneration committee is mandated to review and adopt our executive compensation plans and policies, including the adoption of stock option plans and the granting of options to senior executives thereunder.

Our stock option committee, consisting of Mr. S. Kerzner, Mr. H. Kerzner and Mr. Adamo, administer the grant of options under our stock option plans, subject to board approval.

We do not have a service contract with any of our directors.

Recent Rulemaking Initiatives on Corporate Governance Standards

The Sarbanes-Oxley Act of 2002

The Public Company Accounting Reform and Investor Protection Act of 2002, also known as Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), was enacted on July 30, 2002 and contains significant new rules on corporate governance for U.S. and non-U.S. companies reporting in the U.S., especially in the area of audit committee composition and authority. We are closely monitoring SEC rulemaking pursuant to the Sarbanes-Oxley Act to ensure our compliance with any rules as they become applicable to us as a foreign private issuer.

The Proposals of the NYSE on Corporate Governance Listing Standards

On April 4, 2003, the NYSE amended a set of proposed rules on corporate governance listing standards that have been submitted to the SEC for approval. These proposals follow a report on corporate governance listing standards issued on June 6, 2002 by the Corporate Accountability and Listing Standards Committee of the NYSE. In contrast to the Sarbanes-Oxley Act, the rules proposed by the NYSE for the most part would apply only to U.S. companies listed on the NYSE. Non-U.S. companies listed on the NYSE would, however, be required to disclose significant differences between their respective local laws and practices and the standards applicable to U.S. companies. The proposals of the NYSE are subject to public comment and SEC approval and may be adopted in their current form or may be amended.

We are continuously reviewing our corporate governance standards and procedures in light of the relevant discussion and rulemaking in the U.S.

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(D) Employees

Set forth below is a table showing the approximate total number of employees at our properties worldwide by geographic location for the periods indicated.

| | At December 31, | | |
	2002	**2001**	**2000**
The Bahamas	5,800	5,560	5,800
Atlantic City(1)	—	—	3,300
Other	450	400	500
Total:	6,250	5,960	9,600

_____

(1) Reflects the sale of Resorts Atlantic City on April 25, 2001.

We do not employ a significant number of temporary workers.

Union Contract Arrangements—The Bahamas

In The Bahamas, as of December 31, 2002, approximately 3,600 of our employees were represented by The Bahamas Hotel, Catering and Allied Workers Union. Kerzner International Bahamas Limited participates in The Bahamas Hotel Employers Association, which represents resort operators in the Paradise Island-New Providence Island area. The association's existing contract with the union expired January 7, 2003, and a new contract is currently being negotiated. Labor relations in The Bahamas have been unstable at times with occasional work stoppages occurring, not only at Atlantis, but also at publicly run entities such as The Bahamas Electricity Corporation and Bahamas Telecommunications Corporation. As the country's largest private employer, we are sometimes the target of labor disputes. See "Item 3. Key Information, (D) Risk Factors—Work stoppages and other labor disputes could harm our financial condition and results of operations."

(E) Share Ownership

Through his affiliation with WLG and its affiliates, as of May 31, 2003, Mr. S. Kerzner has sole dispositive power over approximately 4.6 million Ordinary Shares, which represents approximately 16.4% of the outstanding Ordinary Shares. In addition, as is described under "Item 7. Major Shareholders and Related Party Transactions, (A) Major Shareholders-Restructuring of Relationship with Majority Shareholder," WLG, a company controlled by Mr. S. Kerzner, has the right to vote an additional 1.15 million Ordinary Shares, which represents one half of the Ordinary Shares owned by Kersaf. Familienstiftung Von Rantzau-Essberger, a family trust of Heinrich von Rantzau (and also the sole shareholder of CMS), owns 74,550 Ordinary Shares. Each of our other directors and officers owns beneficially less than 1% of the Ordinary Shares.

For a description of options granted to our directors, executive officers and other key employees, see "(B) Compensation" above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A) Major Shareholders

As of March 31, 2003, we had 28,115,247 Ordinary Shares outstanding. The following table sets forth certain information as of March 31, 2003 (or certain other dates, to the extent indicated below), regarding the beneficial ownership of our Ordinary Shares by: (i) any person who is known to us to be the owner of more than five percent of any class of our voting securities and (ii) our directors and officers as a group. Due to the arrangements described below, certain of our Ordinary Shares are beneficially owned by several parties.

Beneficial Owner	**Number of Shares**	**Percent of Shares**
Caledonia Investments PLC ("Caledonia")	6,955,083 (1)	24.7%
World Leisure Group Limited ("WLG")	5,792,585 (1)	20.6%
Kersaf Investments Limited ("Kersaf")	2,293,580 (1), (2)	8.2%
Baron Capital Group, Inc. ("Baron")	5,763,617 (3)	20.5%
Cement Merchants SA ("CMS")	3,792,843 (2), (4)	13.5%
Directors and officers as a group (excluding shares deemed owned by WLG, and hence also beneficially owned by Solomon Kerzner) (5)	—	less than 1%

_____

(1) Kersaf does not have any voting rights with respect to its Ordinary Shares of Kerzner International. In connection with the July 2001 restructuring of our majority shareholder, Kersaf and certain of its affiliates granted irrevocable proxies, in varying amounts, to vote all of its Ordinary Shares to Caledonia, WLG and CMS. The amounts presented in this table for Caledonia and WLG each include half (or 1,146,790) of the Ordinary Shares currently owned by Royale Resorts International Limited ("RRIL") and Royale Resorts Holdings Limited ("RRHL"), each of which companies are jointly owned by Kersaf and CMS (73.3% by Kersaf and 26.7% by CMS). The ownership amounts for Caledonia are based upon information contained in the Schedule 13D filed on January 21, 2003 by Caledonia and certain of its affiliates, which states that Caledonia has the right to vote 2,002,180 of Kersaf's Ordinary Shares (which represented half of Kersaf's Ordinary Shares at that time) by proxy, which amount is adjusted to reflect information reported in the Schedule 13D/A filed by Kersaf on June 3, 2003, which states Kersaf's most current holdings of our Ordinary Shares (the "Kersaf 13D"). The ownership amounts for WLG are based upon information contained in the Schedule 13D filed on July 11, 2001, together with information reported in the Kersaf 13D which states its most current holdings of our Ordinary Shares.

(2) Amounts presented in this table reflect the beneficial ownership by each of Kersaf and CMS of all of the 1,392,872 Ordinary Shares held by RRIL and all of the 400,707 Ordinary Shares held by RRHL, for a total of 1,793,579 Ordinary Shares over which they share dispositive

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power due to their joint ownership of RRIL and RRHL. According to the CMS 13D referred to below, also included within the amounts shown for both Kersaf and CMS are 588,231 Ordinary Shares which CMS believes it has the right to vote pursuant to the proxy from Kersaf discussed in note (1) above.

In addition, pursuant to an agreement entered in July 2001, RRHL and RRIL granted to CMS an option to purchase all or a portion of 1,150,000 of our Ordinary Shares then held by RRHL and RRIL. The transfers of Ordinary Shares to CMS described in note (4) below had the effect of decreasing the remaining number of option shares to 588,231 Ordinary Shares. This option expires on July 2, 2006. Amounts presented in this table treat all of the Ordinary Shares subject to this option as being beneficially owned by both Kersaf and CMS, both due to the shared rights of disposition described in the preceding paragraph and the option. The amounts stated in this note (2) and in the table above are based upon information contained in the Schedule 13D filed on April 3, 2003 by CMS (the "CMS 13D").

(3) Based upon information contained in the Schedule 13G/A filed by Baron on February 13, 2003, as updated by Form 4's filed by Ronald Baron since such date.

(4) In addition to the Ordinary Shares over which CMS shares dispositive power with Kersaf discussed in note (2) above, CMS acquired 1,815,421 Ordinary Shares in November and December 2002 in a series of transactions with RRIL, RRHL and another affiliate of Kersaf. These amounts are based upon information contained in the CMS 13D. CMS also received a dividend of 109,293 Ordinary Shares on May 31, 2003, as reported in the Schedule 13D/A filed on June 13, 2003 by CMS. Amounts presented for CMS also include 74,550 Ordinary Shares held directly by Familienstiftung Von Rantzau-Essberger, the sole shareholder of CMS.

(5) If the directors and officers as a group were to exercise their options, they would own 3.7% of the Ordinary Shares outstanding as of March 31, 2003 (excluding shares deemed owned by WLG and also beneficially owned by Solomon Kerzner).

As of March 31, 2003, we had approximately 713 holders of record of approximately 28,115,247 Ordinary Shares, excluding 7,072,049 Ordinary Shares held as treasury stock. As of March 31, 2003, there were an estimated 700 U.S. holders of record holding approximately 41% of our issued and outstanding Ordinary Shares.

All of our Ordinary Shares have the same voting rights.

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(B) Related Party Transactions

Set forth below is a summary of certain agreements that have been entered into or transactions that have occurred since the beginning of the last fiscal year involving us and any of our subsidiaries, affiliates or key management.

Restructuring of Relationship with Majority Shareholder

On July 3, 2001, we announced the restructuring of our majority shareholder, SIIL, and the resolution of certain matters with SIIL and certain of its shareholders. Pursuant to the restructuring, SIIL was dissolved and its shareholders received interests in us directly proportionate to their interests in SIIL. The former shareholders of SIIL currently beneficially own approximately 45.3% of our issued and outstanding shares. SIIL was owned in equal thirds by Kersaf, Caledonia and WLG, a company controlled by a Kerzner family trust. SIIL previously was governed by a shareholders agreement pursuant to which all major decisions of SIIL required the unanimous consent of its shareholders. Kersaf operates a number of hotel, casino and resort properties in southern Africa under the "Sun International" name and there had been some confusion regarding the use of the "Sun International" name by both Kersaf and us. In October 2001, we commenced a lawsuit against Kersaf and certain of its subsidiaries. See "Item 8. Financial Information, (A) Consolidated Statements and Other Financial Information—Legal Proceedings—Kersaf Litigation." In November 2002, we reached a further settlement with SIIL's former shareholders to resolve certain outstanding issues. See below "Global Settlement." As part of the July 2001 restructuring:

- The SIIL shareholders agreement was terminated effective July 3, 2001, and SIIL was dissolved in May 2002. SIIL's former shareholders now hold their shares in us directly.

- CMS, a partner in Kersaf's hotel, casino and resort management activities in southern Africa, obtained options to purchase a portion of our Ordinary Shares owned by Kersaf. As part of the restructuring agreements, Heinrich von Rantzau, a principal of CMS, joined our Board of Directors.

- Kersaf, Caledonia and WLG agreed to certain standstill provisions through June 2006 pursuant to which each of them would refrain from proposing or consummating certain extraordinary corporate transactions involving us, including any merger or the sale of substantially all of our assets. See below "Registration Rights and Governance Agreement."

- Pursuant to a registration rights and governance agreement, we granted certain registration rights to Kersaf, Caledonia, WLG, CMS and certain of their respective affiliates, and Kersaf agreed to sell not less than 2.0 million of our Ordinary Shares in a registered public offering before June 30, 2002 (which date was subsequently extended to February 28, 2003), subject to certain extensions. Kersaf satisfied this obligation by completing the Kersaf Offering on December 18, 2002. See below "Global Settlement."

- The duration of appointment of our directors, consisting of Mr. S. Kerzner, Mr. Buckley, Mr. Siegel, Mr. Marks and Mr. von Rantzau, have been extended until our annual general shareholders meeting in 2004.

- We agreed that, after a transition period not to exceed one year from July 3, 2001, we would cease using the names "Sun" and "Sun International" and, as between the parties, Kersaf would have exclusive rights to use such names. In July 2002, we changed our corporate name to Kerzner International Limited. We do not believe that we have experienced any change in our business or operations as a result of the name change.

- Kersaf was granted the right to pursue a potential resort development project in Port Ghalib, Egypt, and we would have received between 25% and 50% of Kersaf's gross receipts from this project when and if it was consummated. However, as part of the November 2002 settlement, we relinquished all of our rights to an interest in this project. See below "Global Settlement."

- In July 2001, Kersaf made a one-time payment of $3.5 million to us and issued a secured note to us with a principal amount of $12.0 million and a maturity date of June 30, 2003. In December 2001, Kersaf repaid in full the principal amount of the note and accrued interest.

- Kersaf agreed to continue to make an annual payment to us pursuant to a long-term contract, which payment was approximately $3.3 million in 2002. See below "—Long-Term Contract Fees." As part of the November 2002 settlement, Kersaf's obligation to make this payment was terminated effective December 2, 2002.

Global Settlement

In November 2002, we entered into a settlement agreement with Kersaf and certain of our other principal shareholders that, among other things, settled certain outstanding claims that we had with Kersaf and amended certain provisions of the July 2001 restructuring agreements relating to our former majority shareholder described in "Restructuring of Relationship with Majority Shareholder" above. As part of the July 2001 restructuring agreements, Kersaf agreed to, among other things, sell at least 2.0 million of our Ordinary Shares in a registered public offering, adhere to a certain non-compete agreement, continue to make an annual payment to us pursuant to a long-term contract, which payment was approximately $3.3 million in 2002, and grant us an interest in a proposed project in Port Ghalib, Egypt. In October 2001, we filed a lawsuit in New York against Kersaf and certain of its affiliates alleging, among other things, that Kersaf had breached its non-compete obligation under the July 2001 restructuring agreements. As part of the November 2002 settlement agreement:

- We agreed to terminate the outstanding lawsuit related to Kersaf and certain of its affiliates, and each of the parties to the settlement agreement released all other parties to the settlement agreement from any and all claims, subject to certain limited exceptions;

- Certain contractual arrangements were terminated, including Kersaf's non-compete agreement and Kerzner's rights in Kersaf's project in Port Ghalib, Egypt;

- Kersaf agreed to pay us $32.0 million, plus interest accruing at a rate of 7.0% per annum from December 2, 2002, out of the proceeds of the Kersaf Offering in full satisfaction of a note delivered to us in connection with the settlement agreement;

- The date by which Kersaf was obligated to sell at least 2.0 million of our Ordinary Shares in a registered public offering was extended from October 31, 2002 to February 28, 2003, which obligation was satisfied by Kersaf by completing the Kersaf Offering on December 18, 2002; and

- Kersaf's obligation to make the annual payment referred to above was terminated effective December 2, 2002.

Registration Rights and Governance Agreement

As part of the SIIL reorganization, we entered into a registration rights and governance agreement with Kersaf, WLG, Caledonia, CMS and certain of their respective affiliates, which was amended as part of the November 2002 settlement. This agreement, and a related proxy, governs the voting of Kersaf's Ordinary Shares that are subject to a proxy discussed above in "(A) Major Shareholders." Among other things, under this agreement, as amended:

- Kersaf, Caledonia, WLG and CMS agreed to certain transfer restrictions that generally limit the ability of each party to purchase or sell our Ordinary Shares. As part of the November 2002 settlement, this agreement was modified so that Kersaf will no longer have the right to enforce these transfer restrictions.

- Each of Kersaf, Caledonia, CMS, WLG and certain of their respective affiliates were granted certain demand registration rights that may require us to register all or part of their Ordinary Shares of Kerzner in one or more registered public offerings from time to time as follows: (i) Kersaf agreed to sell not less than 2.0 million of our shares in a registered public offering before June 30, 2002 (which date was subsequently extended to February 28, 2003), subject to certain extensions (the "Minimum Year One Sale"), (ii) following such offering, Kersaf and certain of its affiliates have one or more demand registration rights each covering no less than 1.0 million Ordinary Shares, (iii) following March 31, 2002, Caledonia and certain of its affiliates have one or more demand registration rights each covering no less than 1.0 million Ordinary Shares, (iv) following June 30, 2003, WLG and certain of its affiliates have one demand registration right covering no less than 0.5 million Ordinary Shares and, following the earlier of June 30, 2004, and the date Caledonia and certain of its affiliates have disposed of 2.5 million of their Ordinary Shares, one or more demand registration rights each covering no less than 1.0 million Ordinary Shares, and (v) following March 31, 2002, CMS and certain of its affiliates have one or more demand registration rights each covering no less than 1.0 million Ordinary Shares. Kersaf satisfied the Minimum Year One Sale by completing a secondary offering of 2.3 million of our Ordinary Shares on December 18, 2002.

- Each of Kersaf, Caledonia, CMS and WLG were granted the right to sell certain of their Ordinary Shares through our brokers in open market transactions.

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- If Kersaf sells more than 4.0 million shares pursuant to one or more underwritten public offerings, we will receive a portion of the net proceeds (less certain commissions, fees and expenses) from those shares sold by Kersaf in excess of four million shares in the following amounts:

  - if the price per share is less than or equal to $27.00 per share, five percent of such net proceeds;

  - if the price per share is greater than $27.00 but less than $30.375, five percent of such net proceeds plus 50% of the amount by which the price per share exceeds $27.00; and

  - if the price per share is greater than $30.375, ten percent of such proceeds.

- We submitted to our shareholders an amendment to our articles of association that was adopted in September 2001 and set the term of our existing directors to expire at our annual general meeting in 2004.

- We agreed to include in the slate of directors submitted by us to our shareholders for election one individual designated by each of WLG, Caledonia and CMS, subject to their retaining a minimum beneficial ownership of our Ordinary Shares.

- Kersaf has agreed until June 30, 2006 not to acquire any of our shares. In addition, subject to certain rights of first refusal as between themselves, each of Caledonia, WLG and CMS has agreed not to acquire any additional shares of Kerzner in excess of 0.9 million, in the case of Caledonia and WLG, and 4.0 million, in the case of CMS, prior to June 30, 2006, in each case subject to certain exceptions.

- Kersaf, Caledonia, CMS and WLG agreed to refrain from proposing or consummating certain extraordinary corporate transactions involving us, including any merger or the sale of substantially all of our assets, unless an independent third party proposes such an extraordinary corporate transaction and our Board of Directors determines to enter into discussions or negotiations with that third party.

This summary is qualified in its entirety by reference to the particular provisions of the registration rights and governance agreement, which can be found as Exhibit 10.8 to our registration statement on Form F-4 filed on September 21, 2001, and the settlement agreement, which can be found as Exhibit 99.2 to our Form 6-K filed on November 8, 2002, both of which you should review carefully.

Harborside

We entered into a series of promissory notes with Harborside to fund 50% of the construction cost of the timeshare units on Paradise Island in The Bahamas. These notes amounted to $19.5 million at December 31, 2002. We earn interest on these advances at a rate equal to one-month LIBOR plus 250 basis points, which was 3.88% at December 31, 2002. The loans were made simultaneously with loans from Starwood, which mirror the amounts, terms and conditions of our loans. Our loans and the Starwood loans are *pari passu* with respect to payments of principal

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and accrued interest and such payments will be made in cash, as it is available from the sale of timeshare units. Of the amount advanced to Harborside, the Company does not anticipate repayment within the next twelve months.

Repairs at Harborside were completed during the fourth quarter, with the resort reopening in December 2002. Harborside was closed at the end of August 2002 in order to repair significant damage resulting from adverse weather primarily due to Hurricane Michelle. Included within equity in earnings from Harborside is a $6.9 million charge, which represents our share of construction remediation costs. This loss has not been reduced by any anticipated insurance recovery, but Harborside has filed a claim with its insurers, which is presently under negotiation. Amounts due from Harborside include $2.9 million representing the fair value of services provided by Atlantis to the timeshare owners of Harborside while Harborside was undergoing construction remediation work and is included within 2002 rooms and food and beverage revenue in the accompanying consolidated statement of operations.

We provide marketing, administrative and development services to Harborside from which we earned fees of $1.6 million, $1.4 million and $3.4 million for the years ended December 31, 2002, 2001 and 2000 respectively.

Management Services and Fees

We provide management and marketing services to SRL, a Mauritius company in which we currently own a 20.4% equity interest. Pursuant to the management agreement with SRL, *One&Only* (Indian Ocean) Management Limited ("*One&Only* Management"), a company in which we currently have an 80% interest, provides comprehensive management services under individual management agreements relating to each of *One&Only* Le Saint Géran, *One&Only* Le Touessrok, La Pirogue, Sugar Beach and Le Coco Beach resort hotels, which SRL owns. We recently entered into an agreement with SRL to, among other things, extend the Mauritian management agreements to 2023. See "Item 4. Information on the Company, (B) Business Overview—The Properties—*One&Only* Resorts—Indian Ocean."

One&Only Management provides management services to *One&Only* Kanuhura, a Maldives company in which we currently own a 20% equity interest. The terms of the management agreement run concurrent with the terms of a lease between *One&Only* Kanuhura and the government of the Maldives to lease *One&Only* Kanuhura. That lease expires in 2026 and is subject to extension.

We provide management services to Harborside, a joint venture in which we own a 50% equity interest.

We provide management services to *One&Only* Palmilla Resort, a deluxe, five-star property located near Cabo San Lucas. In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022.

We also have a management agreement to manage *One&Only* Royal Mirage Hotel in Dubai, which opened in August 1999, including the expansion of the hotel completed in December 2002. This management agreement expires in 2019.

Office Lease

Effective February 2002, we entered into a lease agreement at arm's length pricing with Tennyson Properties Limited whereby we are leasing office space in Buckinghamshire in the United Kingdom for a period of 15 years. The annual rent is approximately £205,000 (which is the equivalent of approximately $330,000 at December 31, 2002) and is subject to increase every five years to the current fair market value. Tennyson Properties Limited is owned by a family trust established by Solomon Kerzner.

Long-Term Contract Fees

In 2002, we received approximately $3.3 million from Kersaf pursuant to a long-term contract. This payment was established at $2.4 million in 1994 and increased at a rate of 3.3% per year and has been paid annually. We received our last payment on December 2, 2002, and pursuant to the settlement agreement with Kersaf described above in "Global Settlement," Kersaf's obligation to make payments was terminated effective as of that date.

(C) Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

(A) Consolidated Statements and Other Financial Information

Please refer to Item 18 for our consolidated financial statements and the independent auditors' report prepared by Deloitte & Touche LLP.

Legal Proceedings

Kersaf Litigation

On October 17, 2001 we commenced a lawsuit in the Supreme Court of the state of New York (Index No. 604963/01）against Kersaf, Royale Resorts Holdings Limited ("RRHL"), a subsidiary of Kersaf; and certain of Kersaf's other subsidiaries (collectively, the "Kersaf Group"), for damages and other relief for breach of contract, breach of confidentiality, tortious interference with prospective business relations and unjust enrichment. The Kersaf Group engages in the resort, hotel and gaming business in southern Africa. The gravamen of the complaint was that, in settlement of prior disputes, the defendants entered into a series of related agreements in July, 2001, that, inter alia, barred the defendants from engaging in the hotel, resort and gaming business outside of the mainland of the continent of Africa for an agreed period of time; that shortly after entering into the agreements, the defendants breached them by engaging in business in areas of the world from which they were contractually barred from doing business; and that defendants misused confidential information to which they had access to interfere with and attempt to usurp business opportunities that belonged rightly to us. In November 2002, we entered into a settlement agreement and agreed to terminate the outstanding lawsuit, and each of the parties to the settlement agreement released all other parties to the settlement agreement from any and all claims, subject to certain limited exceptions. See "Item 7. Major Shareholders and Related Party Transactions, (B) Related Party Transactions—Global Settlement."

Other Litigation

We previously reported that a suit was brought against Kerzner and Kerzner International Bahamas Limited for wrongful death arising from an August 8, 2000 snorkeling accident which occurred in the Paradise Lagoon at Atlantis. That litigation was settled in 2002.

The Company is involved in certain litigation and claims incidental to its business. The Company does not believe, based on currently available information, that these matters will have a material adverse effect on the accompanying consolidated financial statements.

Enforceability Of Civil Liabilities

We are a Bahamian international business company incorporated under the International Business Companies Act, 2000 of the Commonwealth of The Bahamas. Certain of our directors and executive officers reside outside the U.S.   A substantial portion of the assets of such persons and a certain portion of our assets are located outside the U.S. As a result, in the opinion of Harry B. Sands and Company, our Bahamian counsel, it may be difficult or impossible to effect service of process within the U.S. upon such persons, to bring suit in the U.S. or to enforce, in the U.S. courts, any judgment obtained there against such persons predicated upon any civil liability provisions of the U.S. federal securities laws. It is unlikely that Bahamian courts would entertain original actions against Bahamian companies, their directors or officers predicated solely upon U.S. federal securities laws. Furthermore, judgments predicated upon any civil liability provisions of the U.S. federal securities laws are not directly enforceable in The Bahamas. Rather, a lawsuit must be brought in The Bahamas on any such judgment. Subject to consideration of private international law, in general, a judgment obtained after due trial by a court of competent jurisdiction, which is final and conclusive as to the issues in connection, is actionable in Bahamian courts and is impeachable only upon the grounds of (i) fraud, (ii) public policy and (iii) natural justice.

Gaming debts may not be legally enforced in certain foreign jurisdictions or in certain jurisdictions within the U.S. As a result, we may be unable to collect gaming debts from patrons of our casinos who reside in such jurisdictions.

Dividend Policy

Pursuant to our Articles of Association, the Board of Directors may from time to time declare dividends. We historically have not paid dividends and there are currently no plans to declare any dividends.

(B) Significant Changes

Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since December 31, 2002.

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ITEM 9. THE OFFER AND LISTING

(A) Offer and Listing Details

The Ordinary Shares do not trade on any foreign exchange. The Ordinary Shares have been listed and traded on the NYSE since March 1, 1996. On May 30, 2003, the closing price of our Ordinary Shares on the NYSE was $29.97

The following tables set forth the range of high and low closing sale prices of the Ordinary Shares as reported on the NYSE during the periods shown.

For the year:

	High	Low
2002	$31.20	$18.80
2001	28.50	17.13
2000	23.75	15.88
1999	47.49	17.31
1998	50.38	31.00

For the quarter:

	High	Low
2003: 1st quarter	$23.45	$19.37
2002: 4th quarter	24.74	18.80
3rd quarter	25.13	22.25
2nd quarter	31.20	24.24
1st quarter	27.21	22.95
2001: 4th quarter	25.35	17.13
3rd quarter	28.31	17.23
2nd quarter	28.50	22.15
1st quarter	23.11	19.23

For the month:

	High	Low
2003 May	$29.97	$23.14
2003 April	24.12	22.25
2003 March	23.20	21.05
2003 February	23.45	20.95
2003 January	23.35	19.37
2002 December	21.11	19.30

(B) Plan of Distribution

Not applicable.

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(C) Markets

Since March 1, 1996, our Ordinary Shares have been listed and traded on the NYSE. Our Ordinary Shares are not listed on and do not trade on any other exchange.

(D) Selling Shareholders

Not applicable.

(E) Dilution

Not applicable.

(F) Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

(A) Share Capital

Not applicable.

(B) Memorandum and Articles of Association

The Restated Articles of Association of Kerzner, dated as of June 26, 2001, were filed with the SEC as an exhibit to our Form 20-F Annual Report for the year ended December 31, 2000 in file number 1-04226. Subsequent amendments, dated as of September 24, 2001, to these Restated Articles of Association were filed with the SEC with our proxy statement for the annual general meeting held on September 24, 2001.

The Amended and Restated Memorandum of Association of Kerzner was filed with the SEC as an exhibit to our Registration Statement on Form F-4, filed on November 1, 1996 in file number 333-15409. A subsequent amendment, dated as of May 17, 2002, to this Amended and Restated Memorandum of Association was filed with the SEC as an exhibit to our Registration Statement on Form F-4/A, filed on August 12, 2002 in file number 333-96705.

A description of certain provisions of the Company's Amended and Restated Memorandum of Association and Restated Articles of Association is incorporated by reference to the "Description of Capital Stock" section of the Company's Form F-3 filed with the SEC on May 23, 2002 in file number 333-88854.

Kerzner is registered under number 46,600B at the Companies Registry of The Bahamas. Kerzner's purpose, as stated in the Memorandum, is "to engage in any act or activity that is not prohibited under any law for the time being in force in the Commonwealth of The Bahamas."

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(C) Material Contracts

The following is a summary of each material contract in which we or any of our subsidiaries have been a party to for the past two years.

Heads of Agreement

On May 26, 2003, Kerzner entered into a new Heads of Agreement with the Government of The Bahamas. A complete description of the Heads of Agreement and the Phase III Expansion can be found at "Item 4. Information on the Company, (B) Business Overview-Certain Matters Affecting Our Bahamian Operations—Heads of Agreement" and "Item 4. Information on the Company, (A) History and Development of the Company-Recent Developments-Atlantis Phase III Expansion."

Indenture

On August 14, 2001, Kerzner and KINA (together, the "Companies") issued $200.0 million principal amount of 8-7/8% senior subordinated notes due 2011 (the "8-7/8% Senior Subordinated Notes"), which, after costs, resulted in net proceeds of approximately $194.0 million. All of proceeds received from the issuance of the 8-7/8% Senior Subordinated Notes were advanced to Kerzner International Bahamas Limited ("KIB") to repay amounts outstanding under the Revolving Credit Facility. Therefore, interest expense related to the 8-7/8% Senior Subordinated Notes is offset by affiliated interest income from KIB.

In May 2002, the Companies issued an additional $200.0 million of 8-7/8% Senior Subordinated Notes and used the proceeds to repay the Companies outstanding 9% Senior Subordinated Notes pursuant to the Tender Offer, Consent Solicitation and Redemption of such notes described below.

The 8-7/8% Senior Subordinated Notes, which are unsecured obligations, are unconditionally guaranteed by substantially all of the wholly-owned subsidiaries of Kerzner and KINA. Interest on the 8-7/8% Senior Subordinated Notes is payable semi-annually and commenced on February 15, 2002. The indenture for the 8-7/8% Senior Subordinated Notes contains certain covenants, including limitations on the ability of the Companies to, among other things: (i) incur additional indebtedness, (ii) incur certain liens, and (iii) make certain other restricted payments.

Fourth Amended and Restated Revolving Credit Facility

On November 13, 2001, Kerzner, KINA and KIB, as co-borrowers, entered into an amended and restated revolving credit facility with a syndicate of lenders. This facility is described in "Item 4. Information on the Company, (A) History and Development of the Company-Reorganization of Debt Structure-Fourth Amended and Restated Revolving Credit Facility (the "Amended Revolving Credit Facility")."

Letter Agreement dated December 14, 2001 to the Amended Revolving Credit Facility

On December 14, 2001, we entered into a letter agreement relating to the Amended Revolving Credit Facility which increased the amount of foreign currency letters of credit available to us

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from an aggregate principal amount of $3,000,000 to an aggregate principal amount of $30,000,000.

First Amendment dated May 8, 2002 to the Amended Revolving Credit Facility

On May 8, 2002, we entered into an amendment to the Amended Revolving Credit Facility (the "First Amendment"). The First Amendment was entered into in order to permit us to purchase or redeem all of the outstanding $200.0 million aggregate principal amount of our 9% Senior Subordinated Notes. On May 8, 2002, we commenced a tender offer and consent solicitation related to the 9% Senior Subordinated Notes and purchased substantially all of such notes on June 5, 2002. All 9% Senior Subordinated Notes that remained outstanding after the tender offer was completed were redeemed on June 21, 2002. See "Item 4. Information on the Company, (A) History and Development of the Company—Reorganization of Debt Structure."

Letter Agreement dated May 22, 2002 to the Amended Revolving Credit Facility

On May 22, 2002, we entered into a letter agreement relating to the Amended Revolving Credit Facility pursuant to which we requested and were granted a $100.0 million increase in the aggregate amount of borrowings that could be outstanding at any one time under the revolving credit facility. After giving effect to such increase, the aggregate amount of borrowings that could be outstanding at any one time was $300.0 million. We and the lenders have since agreed, effective January 1, 2003, to calculate borrowings available under our amended revolving credit facility using a borrowing base, such that we can draw the lesser of a borrowing base or the commitment amount. See below "? Third Amendment dated May 15, 2003 to the Amended Revolving Credit Facility."

Letter Agreement dated August 30, 2002 to the Amended Revolving Credit Facility

On August 30, 2002, we entered into a letter agreement relating to the Amended Revolving Credit Facility that amended the amount of per occurrence "all risks" insurance that we were required to maintain on our properties. Prior to the execution of the letter agreement, we were required to maintain insurance in amounts not less than the replacement value of our properties. The letter agreement provided that (a) from July 1, 2002, to June 30, 2003, the required level of per occurrence "all risks" insurance on our properties be equal to the lesser of the full replacement value of such property or the amount of such insurance reasonably available to us on commercially reasonable terms and (b) after July 1, 2003, the amount of any deductible related to our per occurrence "all risks" insurance will not be permitted to exceed $15.0 million and the sum of the aggregate principal amount of all of our outstanding borrowings under the revolving credit facility will not be permitted to exceed the amount of per occurrence "all risks" insurance we maintain from time to time on our properties. The limitation on the aggregate principal amount of all of our outstanding borrowings was replaced with a borrowing base calculation pursuant to the Third Amendment dated May 15, 2003 discussed below. See "? Third Amendment dated May 15, 2003 to the Amended Revolving Credit Facility."

Second Amendment dated November 20, 2002 to the Amended Revolving Credit Facility

On November 20, 2002, we entered into a second amendment to the Amended Revolving Credit Facility (the "Second Amendment"). The Second Amendment was entered into in order to permit us to purchase or redeem all of our outstanding 8-5/8% Senior Subordinated Notes. On November 27, 2002, we called for redemption the entire outstanding principal amount of such notes and on December 27, 2002, we redeemed them at a redemption price of $1,043.13 per $1,000 of principal amount outstanding plus accrued interest. See "Item 4. Information on the Company, (B) History and Development of the Company—Reorganization of Debt Structure."

Third Amendment dated May 15, 2003 to the Amended Revolving Credit Facility

On May 15, 2003, we entered into a Third Amendment to the Amended Revolving Credit Facility (the "Third Amendment"). The Third Amendment was entered into in order to, among other things, calculate borrowings available under the Amended Revolving Credit Facility using a borrowing base calculation, such that we can draw the lesser of the borrowing base or the commitment amount. The borrowing base is generally the sum of: (i) the amount of "all risks" insurance maintained from time to time on the Bahamas Property, as defined, and on the buildings situated thereon; (ii) the value of undeveloped land owned by the Company under the Amended Revolving Credit Facility on Paradise Island, which for purposes thereof is deemed to be $150.0 million; (iii) the cost basis of the Company's investment in luxury resort hotels (defined to include Palmilla Resort and any luxury resort properties in which the Company make an investment in after January 1, 2003 that enables the Company to control management of such properties); (iv) the product of six times the consolidated EBITDA ,as defined, attributable to the management contracts of the Company and those under *One&Only* (Indian Ocean) Management Limited and their significant subsidiaries; and (v) the estimated net present value of the payments due to the Company pursuant to the Relinquishment Agreement for purposes thereof is deemed to be $185.0 million.

Mohegan Sun Agreements

In February 1998, TCA and the Mohegan Tribe entered into the Relinquishment Agreement pursuant to which TCA receives the Relinquishment Fees and a development services agreement pursuant to which TCA agreed to develop the Project Sunburst expansion for a $14.0 million development fee. These agreements are described in "Item 4. Information on the Company, (A) History and Development of the Company."

Management Agreements

In September 2002, we purchased a 50% ownership interest in the 115-room *One&Only* Palmilla Resort, a deluxe, five-star property located near Cabo San Lucas in Baja, Mexico for approximately $40.8 million, including transaction costs. In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022. In connection with the presently ongoing expansion of the resort, we have agreed to guarantee up to $38.0 million of debt-financing that *One&Only* Palmilla Resort obtains from third-parties. See "Item 5. Operating and Financial Review and Prospects, (C) Operating Results-Off-Balance Sheet Arrangements and Other Commitments."

In June 2002, we entered into management and development agreements for a 100-room luxury resort in the Maldives that we expect to open in 2004. The management and development agreements related to this property are co-terminus with the owner's lease, which expires in 2020. This new five-star resort will occupy the site where a small resort known as the Reethi Rah is currently located. As part of this development, we have committed to provide certain financing arrangements to the current owner of Reethi Rah in an aggregate principal amount of up to $47.0 million to ensure completion of the new resort and provide for working capital on a standby basis. See "Item 5. Operating and Financial Review and Prospects, (B) Liquidity and Capital Resources-Off-Balance Sheet Arrangements and Other Commitments."

In July 2001, we entered into a management agreement to provide comprehensive management services to *One&Only* Kanuhura Sun Resort and Spa in the Maldives. Pursuant to this agreement, we receive a management fee calculated as a percentage of revenue and a percentage of gross profits and a marketing fee calculated as a percentage of revenue. This management agreement expires in 2026.

We have long-term management contracts with each of five hotels in Mauritius that are owned by SRL, including *One&Only* Le Saint Géran, *One&Only* Le Touessrok, La Pirogue, Le Coco Beach and Sugar Beach. Pursuant to these management agreements, *One&Only* (Indian Ocean) Management Limited provides comprehensive management services for which it receives a management fee calculated as a percentage of revenues and adjusted EBITDA, as defined. It also receives a marketing fee calculated as a percentage of revenues. The term of each of these management agreements was extended from 2008 until 2023 in December 2002 when we entered into an agreement with SRL to form a new management company for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and *One&Only* Kanuhura in the Maldives. Effective January 1, 2003, SRL owns 20% of the new management company, known as *One&Only* (Indian Ocean) Management Limited, and we own the remaining 80%. Subject to certain conditions, SRL's ownership interest will increase incrementally through 2009, at which time it will own 50% of the new management company. Subject to certain conditions, SRL will have a right of first refusal to participate equally with us in any development project in specified Indian Ocean territories. In connection with this transaction, we transferred to the newly formed management company all of our Mauritius management agreements and the Kanuhura management agreement and SRL purchased 20% of our debt and equity interests in *One&Only* Kanuhura. At SRL's option, subject to certain conditions, the Reethi Rah management agreement may also be contributed to the new management company.

We have a management agreement to manage *One&Only* Royal Mirage Hotel in Dubai, which opened in August 1999. Pursuant to this agreement, we receive a management fee calculated as a percentage of revenues and gross operating profits, as defined. The management fee schedule may be renegotiated after 10 years. This management agreement expires in 2019. We have entered into an agreement to manage the 225 additional hotel rooms under the same terms as the existing agreement.

Harborside Joint Venture

In 1999, we formed a joint venture with Starwood Vacation Ownership, Inc. ("SVO") (formerly Vistana, Inc.) a subsidiary of Starwood, to develop a timeshare project on Paradise Island adjacent to Atlantis called Harborside. We and SVO each hold a 50% interest in Harborside. As part of the joint venture, we contributed land and Vistana contributed cash based on the number of timeshare units to be developed.

Purchase Agreement between the Company and Colony

The Purchase Agreement among KINA, as parent, GGRI, Inc., as Seller and Colony as Buyer (the "Purchase Agreement") was dated October 30, 2000. The contract was entered into between the parties to effect the Resorts Atlantic City Sale described in "Item 4. Information on the Company, (A) History and Development of the Company." The Resorts Atlantic City Sale closed on April 25, 2001, for a purchase price of approximately $144.0 million, including accrued interest (the "Resorts Atlantic City Sale"). The proceeds received from Colony consisted of approximately $127.0 million in cash and an unsecured $17.5 million note which was paid in full in March 2002. Pursuant to the Purchase Agreement, the sale was conditioned on the approval by the New Jersey Casino Control Commission and on Colony receiving financing.

Pursuant to the terms of the Resorts Atlantic City Sale, we granted Colony a two-year option (the "Atlantic City Option") to acquire certain undeveloped real estate which we own, adjacent to Resorts Atlantic City, for a purchase price of $40.0 million, which option can be extended by Colony for two additional one-year periods prior to the expiration of the then current option period and payment to us of a $2.5 million extension payment for each renewal period. The current option period and extension notice periods have been extended to July 3, 2003. Effective April 25, 2001, the closing date of the Resorts Atlantic City Sale, Colony leases from us certain of the property included in the Atlantic City Option for $100,000 per month.

NY Project Development Services Agreement

In March 2001, TCNY entered into a Development Services Agreement with the Stockbridge-Munsee Tribe for the development of a casino project in the Catskill region of the State of New York. The Development Agreement was amended and restated in February 2002. Pursuant to the Development Agreement, as amended, TCNY will provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Project. If the development takes place, TCNY will earn a fee of 5% of revenues (as defined in the Development Agreement) as compensation for its services (subject to certain priorities), beginning with the opening of the Project and continuing for a period of twenty years.

Internet Gaming Agreement

In February 2002, we agreed to sell 50% of Kerzner Interactive Limited to Station, who paid us a non-refundable deposit of $4.5 million in July 2002. Subsequently, this agreement was restructured and Station received an option through early January 2003 to purchase 50% of the operation in consideration for the $4.5 million previously received. Since that time, we

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concluded that this business would not be economically viable in the short to medium term. We discontinued the operations of Kerzner Interactive Limited during the first quarter of 2003 and the Company and Station mutually agreed to terminate this transaction. See "Item 4. Information on the Company, (B) Business Overview—Internet Gaming" for more information.

Northampton, England Gaming License

On April 9, 2003 we announced that we had agreed to acquire from LCI for $2.0 million a gaming license, including property located in the town center of Northampton, England. The transfer of the license is subject to approval by the British Gaming Board and the Northampton Borough Council. We are in the process of seeking those approvals and intend to develop a new 30,000 square foot gaming facility.

Bahamas Union Contract Arrangements

In the Bahamas, as of December 31, 2002, approximately 3,600 of our employees were represented by The Bahamas Hotel, Catering and Allied Workers Union. Kerzner International Bahamas Limited participates in The Bahamas Hotel Employers Association, which represents resort operators in the Paradise Island-New Providence Island area. The association's existing contract with the union expired January 7, 2003, and a new contract is currently being negotiated.

(D) Exchange Controls

The Central Bank of The Bahamas (the "Central Bank") must approve any payments made to companies, including us, which are non-resident companies for exchange control purposes. The Central Bank has granted approved investment status in respect of our holding of the capital stock of our Bahamian subsidiaries. The granting of such status will mean that all payments of a current nature, including the repatriation of dividends or other distributions to us out of the revenues of our Bahamian subsidiaries and any proceeds received on the sale of such subsidiaries will be routinely approved by the Central Bank following proper application. Any other payments to us by our Bahamian subsidiaries will require standard approval by the Central Bank.

There currently are no limitations on the right of nonresident or foreign owners to hold or vote the Ordinary Shares imposed by foreign law or by our Articles of Association.

(E) Taxation

Certain U.S. Federal Income Tax Considerations

The following is a general discussion of certain U.S. federal income tax consequences to the acquisition, ownership and disposition of Ordinary Shares. For purposes of this discussion, a "U.S. Holder" means an individual citizen or resident of the U.S., a corporation organized under the laws of the U.S. or of any state or political subdivision thereof, or an estate or trust the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

Rules regarding partnerships are complex. Partners in partnerships should consult their tax advisers regarding the implications of owning Ordinary Shares.

This discussion is not intended to be exhaustive and is based on statutes, regulations, rulings and judicial decisions currently in effect. This discussion does not consider any specific circumstances of any particular U.S. Holder and applies only to U.S. Holders that hold Ordinary Shares as a capital asset. Investors are urged to consult their tax advisers regarding the U.S. federal tax consequences of acquiring, holding and disposing of Ordinary Shares, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

Ownership of Ordinary Shares

Dividends on Ordinary Shares paid to U.S. Holders will be treated as dividend income for U.S. federal income tax purposes to the extent of our undistributed current or accumulated earnings and profits as computed for federal income tax purposes. In the case of an individual U.S. Holder, under recently enacted tax legislation such dividend will be eligible for a maximum tax rate of 15% for dividends received before January 1, 2009, provided that such holder holds the Ordinary Shares for at least 60 days and certain other conditions are satisfied. Furthermore, such dividends will generally not be eligible for the dividends received deduction available to certain U.S. corporations under Section 243 of the Internal Revenue Code of 1986, as amended.

We are not a "passive foreign investment company" (a "PFIC"), a "foreign personal holding company" (an "FPHC") or a "controlled foreign corporation" (a "CFC") for U.S. federal income tax purposes. We are not a CFC or an FPHC as more than 53% of our voting interest and stock value is owned by non-U.S. entities. If more than 50% of the voting power or value of our stock were owned (directly, indirectly or by attribution) by U.S. persons who each owned (directly, indirectly or by attribution) 10% or more of the voting power of our stock ("10% Shareholders"), we would become a CFC and each such 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of a portion of our undistributed income. If more than 50% of the voting power or value of our stock were owned (directly, indirectly or by attribution) by five or fewer individuals who are citizens or residents of the U.S. and if at least 60% of our income consisted of certain interest, dividend or other enumerated types of income, we would be an FPHC. If we were an FPHC, each U.S. Holder (regardless of the amount of stock owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of our undistributed income of specified types. If our foreign ownership interests were to decrease, or if U.S. persons were to acquire a greater ownership interest in our foreign stock holders, then it is possible that we could become a CFC or FPHC if we otherwise satisfied the tests set forth above.

We are not a PFIC because we do not anticipate that more than 75% of our annual gross income will consist of certain "passive" income or more than 50% of the average value of our assets in any year will consist of assets that produce, or are held for the production of, such passive income. If such income and asset tests were not met and we were to become a PFIC, all U.S. Holders would be required to include in their taxable income certain undistributed amounts of our income, or in certain circumstances, to pay an interest charge together with tax calculated at

88

maximum rates on certain "excess distributions" (defined to include any gain on the sale of stock).

If we were a FPHC or a PFIC, an individual U.S. Holder would not be eligible for the 15% tax rate on dividends discussed in the first paragraph of this section.

Any gain or loss on the sale or exchange of Ordinary Shares by a U.S. Holder will be a capital gain or loss. If the U.S. Holder has held such Ordinary Shares for more than one year, such gain or loss will be a long-term capital gain or loss.

Annual filings of Form 5471 may be required from certain U.S. persons owning 10% or more of our stock.

Certain Bahamian Tax Considerations

The following is a brief and general summary of certain Bahamian tax matters as they may relate to the Company and the holders of the Ordinary Shares of the Company. The discussion is not exhaustive and is based on Bahamian law currently in effect.

The Bahamas does not impose any income, capital gains or withholding taxes. Therefore, the Company will not be subject to income tax in The Bahamas on an ongoing basis and dividends paid on Ordinary Shares to holders thereof will not be subject to a Bahamian withholding tax. The Company, however, is subject to gaming taxes and other governmental fees and charges. There are no reciprocal tax treaties with The Bahamas.

(F) Dividends and Paying Agents

Not applicable.

(G) Statement by Experts

Not applicable.

(H) Documents on Display

Kerzner is subject to the informational requirements of the Exchange Act and files reports and other information with the SEC. You may read and copy all or any portion of the Annual Report and its exhibits at the public reference facilities maintained by the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at its regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may request copies of all or any portion of these documents, upon payment of a duplication fee, by writing to the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain more information about the public reference room by calling the SEC at 1-800-SEC-0330. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at www.sec.gov.

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(I) Subsidiary Information

Please refer to "Item 4. Information on the Company, (C) Organizational Structure" for a list of our significant subsidiaries. A listing of our significant subsidiaries is filed with this Annual Report as Exhibit 8. See "Item 19. Exhibits."

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our major market risk exposure is interest rate risk directly related to our bank debt and interest rate swaps on $200.0 million of our fixed rate debt. We attempt to limit our exposure to interest rate risk by managing the mix of fixed and floating rate debt, and by entering into variable interest rate swap agreements to hedge a portion of our fixed rate debt. See "Item 5. Operating and Financial Review and Prospects, (B) Liquidity and Capital Resources-Market Risks" for information on our interest rate swap agreements. These interest rate swap agreements are entered into with a number of financial institutions with investment grade credit ratings, thereby minimizing the risk of credit loss.

We prepare our financial statements in U.S. dollars. Our most significant non-U.S. operations are in The Bahamas. Due to current governmental policies in The Bahamas that equate one Bahamian dollar to one U.S. dollar, we believe that we do not have material market risk exposures in this jurisdiction relative to changes in foreign exchange rates. Due to the stability of the other markets in which we operate, we also believe that we do not have material market risk exposures in these jurisdictions relative to changes in foreign exchange rates.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. The fair value of variable rate debt approximates the carrying value since interest rates are variable and, thus, approximate current market rates. The fair value of fixed rate date is based on the market value on the balance sheet date, and in the case of the fair value of interest rate swaps is determined from representations of financial institutions and represents the discounted future cash flows through maturity or expiration using current rates, and is effectively the amount we would pay or receive to terminate the agreements.

December 31, 2002 (In Thousands of Dollars) Asset (Liability)	Expected Maturity Date							Fair Value December 31, 2002
	2003	2004	2005	2006	2007	Thereafter	Total	
Fixed rate debt:								
8-7/8% Notes	$ -	$ -	$ -	$ -	$ -	$(400,000)	$(400,000)	$(421,846)
Variable rate debt	-	-	-	(72,000)	-	-	(72,000)	(72,000)
Interest rate swaps: Average interest rates	-	-	-	-	-	-	-	$19,574
Average pay rate (a)								5.488%
Average receive rate								8.875%

(a) Based on average spreads ranging from 2.95-3.02% plus six-month LIBOR.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There is nothing to disclose with respect to this item.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There is nothing to disclose with respect to this item.

ITEM 15. CONTROLS AND PROCEDURES

Within 90 days prior to the filing of this report, management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that material information regarding the Company, including its subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is made known to them in a timely manner. Subsequent to the date of this evaluation, there have not been any significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect our internal controls.

ITEM 16. RESERVED

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ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

(A) List of Financial Statements and Financial Statement Schedules

[[NYCORP:2253487v8:4734W:06/18/03-04:01 p]]

ITEM 19. EXHIBITS

EXHIBITS

Exhibit Numbers	Description	Incorporation by Reference to
1.1	Restated Articles of Association of Kerzner dated as of June 26, 2001	Exhibit 1 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2000, filed on July 2, 2001, File No. 001-04226
1.2	Amendment to Restated Articles of Association of Kerzner dated as of September 24, 2001	Exhibit 3.3 to Registration Statement on Form F-4, filed on July 18, 2002, File No. 333-96705-36
1.3	Amended and Restated Memorandum of Association of Kerzner	Exhibit 3.1 to Registration Statement on Form F-4, filed on November 7, 1996, File No. 333-15409
1.4	Amendment to Memorandum of Association of Kerzner	Exhibit 3.6 to Registration Statement on Form F-4/A, filed on August 12, 2002, File No. 333-96705-36
1.5	Restated Certificate of Incorporation, as amended, of Kerzner International North America, Inc.	Exhibit 3.3 to Registration Statement on Form F-4, filed on March 20, 1997, File No. 333-23665-01
1.6	Certificate of Amendment of Restated Certificate of Incorporation of Kerzner International North America, Inc.	Exhibit 3(a)(2) to Form 10-K405 Annual Report of KINA for the fiscal year ended December 31, 1996, filed on March 20, 1997, File No. 001-04748
1.7	Certificate of Amendment of Restated Certificate of Incorporation of Kerzner International North America, Inc.	Exhibit 3.7 to Registration Statement on Form F-4/A dated August 12, 2002, in File No. 333-96705-36
1.8	Amended and Restated By-Laws of Kerzner International North America, Inc.	Exhibit 3(b) to Form 10-Q Quarterly Report of KINA for the quarter ended June 30, 1996, filed on August 7, 1996, File No. 001-04748

Exhibit Numbers	Description	Incorporation by Reference to
2.1	Form of Inter-Borrower Agreement dated as of March 10, 1997, between Kerzner and KINA	Exhibit 4(e)(4) to Form 10-K405 Annual Report of KINA for the fiscal year ended December 31, 1996, filed on March 20, 1997, File No. 001-04748
2.2(a)	Purchase Agreement dated August 9, 2001, among Kerzner and KINA, as issuers, the subsidiary guarantors party thereto, and Deutsche Banc Alex. Brown Inc., Bear Stearns & Co. Inc., CIBC World Markets Corp., Banc of America Securities LLC, Wells Fargo Brokerage Services, LLC, Fleet Securities, Inc., and The Royal Bank of Scotland PLC, as purchasers	Exhibit 2.3(a) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2001, filed on May 30, 2002, File No. 001-04226
2.2(b)	Purchase Agreement dated May 9, 2002, among Kerzner and KINA, as issuers, the subsidiary guarantors party thereto, and Bear Stearns & Co. Inc., Deutsche Bank Securities Inc., CIBC World Markets Corp., Banc of America Securities LLC, Wells Fargo Brokerage Services, LLC, J.P. Morgan Securities Inc., as initial purchasers	Exhibit 2.3(b) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2001, filed on May 30, 2002, File No. 001-04226
2.2(c)	Indenture dated as of August 14, 2001, among Kerzner and KINA, as issuers, the Guarantors party thereto, and The Bank of New York, as trustee	Exhibit 2(c) to Form 6-K of Kerzner, filed on August 24, 2001, File No. 001-04226
2.2(d)	Supplemental Indenture dated as of September 19, 2001 to Indenture dated as of August 14, 2001	Exhibit 99(a) to Form 6-K of Kerzner, filed on September 20, 2001, File No. 001-04226
2.2(e)	Second Supplemental Indenture dated as of May 20, 2002 to Indenture dated as of August 14, 2001	Exhibit 4.3 to Registration Statement on Form F-4, filed on July 18, 2002, File No. 333-96705-36
2.2(f)	Third Supplemental Indenture dated as of November 18, 2002 to Indenture dated as of August 14, 2001	Exhibit 99.2 to Form 6-K of Kerzner, filed on November 21, 2002, File No. 001-04226
2.2(g)	Fourth Supplemental Indenture dated as of May 7, 2003 to Indenture dated as of August 14, 2001	Exhibit 99(1) to Form 6-K of Kerzner, filed on June 6, 2003, File No. 001-04226
2.2(h)	Form of 8-7/8% Senior Subordinated Note due 2011	Exhibit 2(c) to Form 6-K of Kerzner, filed on August 24, 2001, File No. 001-04226

Exhibit Numbers	Description	Incorporation by Reference to
2.2(i)	Form of Guarantee with respect to 8-7/8% Senior Subordinated Note due 2011	Exhibit 2(c) to Form 6-K of Kerzner, filed on August 24, 2001, File No. 001-04226
2.2(j)	Registration Rights Agreement dated as of August 14, 2001, among Kerzner and KINA, as issuers, the Guarantors party thereto, and Deutsche Banc Alex. Brown Inc., Bear Stearns & Co. Inc., CIBC World Markets Corp., Banc of America Securities LLC, Wells Fargo Brokerage Services, LLC, Fleet Securities, Inc., and The Royal Bank of Scotland PLC, as initial purchasers	Exhibit 2(b) to Form 6-K of Kerzner, filed on August 24, 2001, File No. 001-04226
2.2(k)	Registration Rights Agreement dated as of May 20, 2002, among Kerzner and KINA, as issuers, the Guarantors party thereto, and Bear Stearns & Co. Inc., Deutsche Bank Securities Inc., CIBC World Markets Corp., Banc of America Securities LLC, Wells Fargo Brokerage Services, LLC, J.P. Morgan Securities Inc., as initial purchasers	Exhibit 2.3(f) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2001, filed on May 30, 2002, File No. 001-04226
4.1	Purchase Agreement among KINA, as Parent, GGRI, as Seller and Colony as Buyer dated as of October 30, 2000	Exhibit 10 to Form 10-Q Quarterly Report of KINA for the quarter ended September 30, 2000, filed on November 14, 2000, File No. 001-04748
4.2	Promissory Note between Colony and KINA dated as of April 25, 2001	Exhibit 2 to Form 6K of Kerzner, filed on May 8, 2001, File No. 001-04226
4.3(a)	Fourth Amended and Restated Revolving Credit Facility dated as of November 13, 2001 among Kerzner, KINA and Kerzner International Bahamas Limited, various financial institutions as Lenders, and Canadian Imperial Bank of Commerce, as administrative agent	Exhibit 10 to Form 10-Q Quarterly Report of KINA for the quarter ended September 30, 2001, filed on November 14, 2001, File No. 001-04748
4.3(b)	Letter Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of December 14, 2001	Filed herewith as Exhibit 4.3(b)
4.3(c)	First Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of May 8, 2002	Exhibit 4.21 to Registration Statement on Form F-4, filed on July 18, 2002, File No. 333-96705-36

95

Exhibit Numbers	Description	Incorporation by Reference to
4.3(d)	Letter Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of May 22, 2002	Filed herewith as Exhibit 4.3(d)
4.3(e)	Letter Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of August 30, 2002	Exhibit 99.1 to Form 6-K of Kerzner, filed on December 6, 2002, File No. 001-04226
4.3(f)	Second Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of November 20, 2002	Exhibit 99.2 to Form 6-K of Kerzner, filed on December 6, 2002, File No. 001-04226
4.3(g)	Third Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of May 15, 2003	Filed herewith as Exhibit 4.3(g)
4.4	Heads of Agreement dated May 26, 2003, between Kerzner and the Government of the Commonwealth of The Bahamas	Exhibit 99(2) to Form 6-K of Kerzner, filed on May 28, 2003, File No. 001-04226
4.5	Second Amended and Restated Development Services Agreement dated as of February 6, 2002 among the Stockbridge-Munsee Tribe, the Stockbridge-Munsee Tribal Gaming Authority, Trading Cove New York, LLC, KINA and Waterford Gaming Group, LLC	Exhibit 10 to Form 10-Q Quarterly Report of KINA for the quarter ended March 31, 2002, filed on May 15, 2002, File No. 001-04748
4.6	Development Services Agreement dated February 7, 1998 between the Mohegan Tribal Gaming Authority and Trading Cove Associates	Exhibit 2.1 to Form 20-F/A of Kerzner for the year ended December 31, 1997, filed on September 3, 1998, File No. 001-04226
4.7	Relinquishment Agreement dated February 7, 1998, between the Mohegan Tribal Gaming Authority and Trading Cove Associates	Exhibit 2.2 to Form 20-F/A of Kerzner for the year ended December 31, 1997, filed on September 3, 1998, File No. 001-04226
4.8	Stock Purchase Agreement dated as of February 14, 2002, by and among Station Casinos, Inc., Station Online, Inc., Kerzner and Kerzner Interactive Limited	Exhibit 4.8 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2001, filed on May 30, 2002, File No. 001-04226

Exhibit Numbers	Description	Incorporation by Reference to
4.9	Registration Rights and Governance Agreement dated as of July 3, 2001, by and among Kerzner, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments PLC, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc.	Exhibit C to Schedule 13-D of Mangalitsa Limited with respect to Kerzner, filed on July 13, 2001, File No. 005-48645
4.10	Omnibus Agreement dated as of July 3, 2001, by and among Kerzner, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments PLC, Rosegrove Limited, Royale Resorts Holdings Limited, Royale Resorts International Limited, Sun International Inc., Sun Hotels International, Sun Hotels Limited, World Leisure Investments Limited, Solomon Kerzner, Peter Buckley, Derek Aubrey Hawton, Sun International Management Limited (a British Virgin Islands company), Cement Merchants SA, Sun International Management Limited (a Swiss company), Sun International Management (UK) Limited, Hog Island Holdings Limited and Mangalitsa Limited	Exhibit 10.9 to Registration Statement on Form F-4, filed on September 21, 2001, File No. 333-69780
4.11	Supplemental Agreement to the Original Shareholders' Agreement and to the Rosegrove Shareholders Agreement dated as of July 3, 2001, by and among Kersaf Investments Limited, Sun International Inc., Kerzner, Royale Resorts Holdings Limited, World Leisure Investments Limited, Sun Hotels Limited, World Leisure Group Limited, Royale Resorts International Limited, Caledonia Investments PLC, Solomon Kerzner, Sun International Management Limited (a British Virgin Islands company), Rosegrove Limited, Sun International Management Limited (a Swiss company), Mangalitsa Limited and Hog Island Holdings Limited	Exhibit A to Schedule 13-D of Mangalitsa Limited with respect to Kerzner, filed on July 13, 2001, File No. 005-48645
4.12	Irrevocable Proxy Agreement dated as of July 3, 2001, by and among Kerzner, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments PLC, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc.	Exhibit B to Schedule 13-D of Mangalitsa Limited with respect to Kerzner, filed on July 13, 2001, File No. 005-48645

Exhibit Numbers	Description	Incorporation by Reference to
4.13	Trade Name and Trademark Agreement dated as of July 3, 2001, by and among Kerzner, Sun International Investments Limited and World Leisure Group Limited, as Assignors, and Sun International Management Limited, as Assignee	Exhibit 10.12 to Registration Statement on Form F-4, filed on September 21, 2001, File No. 333-69780
4.14	Promissory Note dated July 3, 2001 between Royale Resorts Holdings Limited, as Maker, and Kerzner, as Payee	Exhibit 10.13 to Registration Statement on Form F-4, filed on September 21, 2001, File No. 333-69780
4.15	Stock Pledge Agreement dated as of July 3, 2001, between Royale Resorts Holdings Limited, as Pledgor, and Kerzner	Exhibit 10.14 to Registration Statement on Form F-4, filed on September 21, 2001, File No. 333-69780
4.16	Settlement Agreement dated as of November 1, 2002, by and among Kerzner, Kersaf Investments Limited, Royale Resorts Holdings Limited, Sun International Management Limited, World Leisure Group Limited, Caledonia Investments PLC, Mangalitsa Limited and Cement Merchants SA	Exhibit 99.2 to Form 6-K of Kerzner, filed on November 8, 2002, File No. 001-04226
4.17	Kerzner Deferred Compensation Plan	Exhibit 99.1 to Registration Statement on Form S-8, filed on October 11, 2002, File No. 333-100522
4.18	KINA Retirement Savings Plan, dated January 1, 2000	Exhibit 10(c) to Form 10-K Annual Report of KINA for the year ended December 31, 2000, filed on April 17, 2001, File No. 001-04748
4.19	Plantation, Florida Lease Agreement	Filed herewith as Exhibit 4.19
6	Computation of earnings per share	Incorporated by reference to Note 2 of the Notes to the Consolidated Financial Statements
8	Subsidiaries of Kerzner	Filed herewith as Exhibit 8
12.1	Kerzner Audit Committee Charter	Exhibit 3.4 to Form 20-F Annual Report of Kerzner for the year ended December 31, 1999, filed on June 30, 2000, File No.001-04226

Exhibit Numbers	Description	Incorporation by Reference to
12.2	Letter from Kerzner to the SEC regarding representations made by Arthur Andersen LLP	Filed herewith as Exhibit 12.2
12.3	Consent of Deloitte & Touche LLP	Filed herewith as Exhibit 12.3
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith as Exhibit 99.1
99.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith as Exhibit 99.2
99.3	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith as Exhibit 99.3

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SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KERZNER INTERNATIONAL LIMITED

Date: June 30, 2003

By: /s/John R. Allison
Name: John R. Allison
Title: Executive Vice President
          Chief Financial Officer

KERZNER INTERNATIONAL LIMITED

**Consolidated Financial Statements as of December 31, 2002 and 2001
and for the Three Years Ended December 31, 2002**

Independent Auditors' Report

To the Board of Directors and Shareholders of Kerzner International Limited:

We have audited the accompanying consolidated balance sheet of Kerzner International Limited and subsidiaries (the "Company"), as of December 31, 2002 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001 and for the two years then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 25, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kerzner International Limited and subsidiaries, as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and intangible assets effective January 1, 2002, to conform with Statement of Financial Accounting Standards No. 142, "Goodwill and Intangible Assets."

As discussed above, the consolidated financial statements of Kerzner International Limited as of December 31, 2001, and for the two years then ended were audited by other auditors who have ceased operations. As described in Note 2, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards ("Statement") No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 2 with respect to 2001 and 2000 included (i) comparing the previously reported net income to the previously issued consolidated financial statements and the adjustments to reported net income representing amortization expense recognized in those periods related to goodwill as a result of initially applying Statement No. 142 to the Company's underlying analysis obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 2 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

Deloitte & Touche LLP

Parsippany, New Jersey

January 31, 2003, except with respect to the matter discussed in the third paragraph of Note 12, as to which the date is February 7, 2003.

Report of Independent Public Accountants

To the Shareholders of Sun International Hotels Limited:

We have audited the accompanying consolidated balance sheets of Sun International Hotels Limited and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun International Hotels Limited and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Roseland, New Jersey
January 25, 2002

In accordance with SEC Release 33-8070, this report is a copy of a previously issued Arthur Andersen LLP report and has not been reissued by Arthur Andersen LLP in connection with this Annual Report.

KERZNER INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars, except per share data)

	December 31,	
	2002	**2001**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 34,012	$ 30,471
Restricted cash	4,842	4,518
Trade receivables, net	44,971	37,454
Due from affiliates	28,042	28,364
Inventories	8,969	8,807
Prepaid expenses and other assets	14,312	5,226
Total current assets	135,148	114,840
Property and equipment, net	1,128,375	1,155,192
Notes receivable	13,720	18,018
Due from affiliates – non-current	24,379	15,888
Deferred tax asset, net	6,119	3,874
Deferred charges and other assets, net	35,098	18,692
Investments in associated companies	66,939	30,527
Total assets	$1,409,778	$1,357,031
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 275	$ 261
Accounts payable and accrued liabilities	156,171	148,063
Capital creditors	1,538	6,570
Total current liabilities	157,984	154,894
Deferred revenue	18,028	-
Other long-term liabilities	2,697	5,503
Long-term debt, net of current maturities	497,756	518,231
Total liabilities	676,465	678,628
Commitments and contingencies (Notes 12 and 22)		
Shareholders' equity:		
Ordinary shares, $.001 par value	35	34
Capital in excess of par	703,050	688,714
Retained earnings	201,131	160,977
Accumulated other comprehensive loss	(8,134)	(8,553)
	896,082	841,172
Treasury stock	(162,769)	(162,769)
Total shareholders' equity	733,313	678,403
Total liabilities and shareholders' equity	$1,409,778	$1,357,031

The accompanying notes are an integral part of these financial statements.

KERZNER INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US dollars, except per share data)

	For the Year Ended December 31,		
	2002	**2001**	**2000**
Revenues:			
Gaming	$ 130,669	$ 116,490	$ 367,935
Rooms	184,776	176,573	194,008
Food and beverage	131,377	121,415	147,718
Tour operations	41,063	36,348	33,192
Real estate related	-	9,771	108,650
Management and other fees	41,305	36,806	35,763
Other revenues	65,618	56,416	49,208
Insurance recovery	1,100	2,000	-
Gross revenues	595,908	555,819	936,474
Less: promotional allowances	(22,210)	(22,778)	(51,779)
Net revenues	573,698	533,041	884,695
Cost and expenses:			
Gaming	65,644	60,444	224,765
Rooms	33,381	29,625	33,915
Food and beverage	88,560	82,856	98,288
Tour operations	36,767	32,041	29,626
Other operating expenses	80,888	80,094	96,605
Real estate related	-	2,865	32,272
Selling, general and administrative	92,916	80,206	103,465
Corporate expenses	32,964	25,106	25,340
Depreciation and amortization	56,306	51,490	60,223
Purchase termination costs	-	-	11,202
Transaction costs	-	-	7,014
Restructuring costs (reversal)	(1,000)	5,732	-
Pre-opening expenses	-	6,904	7,616
Write-down of net assets held for sale	-	-	229,208
Cost and expenses	486,426	457,363	959,539
Income (loss) from operations	87,272	75,678	(74,844)
Other income (expense):			
Interest income	3,525	7,471	4,194
Interest expense, net of capitalization	(39,104)	(52,702)	(45,678)
Equity in earnings (losses) of associated companies	(5,209)	3,059	4,225
Gain on settlement of territorial and other disputes	14,459	-	-
Other, net	(168)	(760)	(688)
Other expense, net	(26,497)	(42,932)	(37,947)
Income (loss) before provision for income taxes and extraordinary items	60,775	32,746	(112,791)
Provision for income taxes	(96)	(1,090)	(6,313)
Income (loss) before extraordinary items	60,679	31,656	(119,104)
Extraordinary loss on early extinguishment of debt, net of income tax effect	(20,525)	-	-
Net income (loss)	$ 40,154	$ 31,656	$ (119,104)

F-5

KERZNER INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US dollars, except per share data)
(Continued)

	For the Year Ended December 31,		
	2002	**2001**	**2000**
Basic earnings (loss) per share:			
Income (loss) before extraordinary item	$ 2.18	$ 1.18	$ (3.86)
Extraordinary loss on early extinguishment of debt	(0.74)	-	-
Earnings (loss) per share – basic	$ 1.44	$ 1.18	$ (3.86)
Weighted average number of shares outstanding-basic	27,891	26,885	30,849
Diluted earnings (loss) per share:			
Income (loss) before extraordinary item	$ 2.13	$ 1.14	$ (3.86)
Extraordinary loss on early extinguishment of debt	(0.72)	-	-
Earnings (loss) per share – diluted	$ 1.41	$ 1.14	$ (3.86)
Weighted average number of shares outstanding-diluted	28,544	27,826	30,849

The accompanying notes are an integral part of these financial statements.

KERZNER INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2002, 2001 and 2000
(In thousands of US dollars)

	Ordinary Shares		Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity	Comprehensive Income (Loss) for the Period
	Shares	Amount						
Balance at December 31, 1999	33,682	34	667,918	248,425	(5,569)	(20,977)	899,831	$ 67,864
Translation reserves	-	-	-	-	26	-	26	26
Repurchase of 6.1 million of ordinary shares	-	-	-	-	-	(141,792)	(141,792)	-
Exercise of share options	192	-	2,866	-	-	-	2,866	-
Net loss	-	-	-	(119,104)	-	-	(119,104)	(119,104)
Balance at December 31, 2000	33,874	34	680,784	129,321	(5,543)	(162,769)	641,827	$ (119,078)
Translation reserves	-	-	-	-	(3,010)	-	(3,010)	$ (3,010)
Exercise of share options	531	-	7,930	-	-	-	7,930	-
Net income	-	-	-	31,656	-	-	31,656	31,656
Balance at December 31, 2001	34,405	34	688,714	160,977	(8,553)	(162,769)	678,403	28,646
Translation reserves	-	-	-	-	419	-	419	$ 419
Exercise of share options	808	1	14,701	-	-	-	14,702	-
Cancellation of ordinary shares	(16)	-	(365)	-	-	-	(365)	-
Net income	-	-	-	40,154	-	-	40,154	40,154
Balance at December 31, 2002	35,197	$35	$ 703,050	$ 201,131	$ (8,134)	$ (162,769)	$ 733,313	$ 40,573

The accompanying notes are an integral part of these financial statements.

KERZNER INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	For the Year Ended December 31,		
	2002	**2001**	**2000**
Cash flows from operating activities:			
Net income (loss)	$ 40,154	$ 31,656	$ (119,104)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Extraordinary loss on early extinguishment of debt, net of income tax effect	20,525	-	-
Depreciation and amortization	58,174	55,692	64,340
Write-down of net assets held for sale	-	-	229,208
Purchase termination costs	-	-	11,202
Loss on disposition of assets	227	760	688
Equity in (earnings) losses of associated companies, net of dividends received	7,533	(187)	(1,377)
Provision for doubtful receivables	3,205	6,355	6,492
Provision for discount on CRDA obligations, net	-	-	799
Deferred income tax benefit	(6,119)	(3,874)	-
Deferred revenue	18,028	-	-
Net change in deferred tax liability	-	-	205
Net change in working capital accounts:			
Receivables	(5,881)	(3,722)	(9,179)
Due from affiliates	(9,011)	1,377	(4,658)
Inventories and prepaid expenses	(9,259)	5,098	(2,052)
Accounts payable and accrued liabilities	7,587	1,676	26,490
Net change in deferred charges and other assets	270	(1,398)	(1,668)
Other	158	5,900	23,912
Net cash provided by operating activities	125,591	99,333	225,298
Cash flows from investing activities:			
Payments for property and equipment, net of insurance proceeds received	(39,524)	(67,590)	(155,892)
Net proceeds from the sale of other assets	126	2,547	501
Purchase of notes receivable	(13,704)	-	-
Proceeds received from sale of Resorts Atlantic City, net	-	120,850	-
Proceeds received for repayment of notes receivable	18,018	12,000	-
Deposit received	4,500	-	-
Deposit refunded for proposed Desert Inn acquisition	-	-	7,750
Advances to associated companies, net	(306)	(6,420)	(18,663)
Acquisition of equity interest in associated company	(40,812)	(3,768)	-
Reclassification of cash to net assets held for sale	-	-	(21,453)
CRDA deposits and other	(278)	-	(2,695)
Net cash provided by (used in) investing activities	(71,980)	57,619	(190,452)

KERZNER INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
(Continued)

	For the Year Ended December 31,		
	2002	**2001**	**2000**
Cash flows from financing activities:			
Proceeds from exercise of share options	14,702	7,930	2,866
Proceeds from issuance of debt and borrowings	317,000	274,500	202,000
Repurchase of ordinary shares	(365)	-	(141,792)
Debt issuance and modification costs	(4,665)	(8,805)	(919)
Early redemption of debt	(313,135)	-	-
Repayment of borrowings	(63,283)	(419,736)	(113,063)
Net cash used in financing activities	(49,746)	(146,111)	(50,908)
Increase (decrease) in cash, cash equivalents and restricted cash	3,865	10,841	(16,062)
Cash, cash equivalents and restricted cash at beginning of period	34,989	24,148	40,210
Cash, cash equivalents and restricted cash at end of period	$ 38,854	$ 34,989	$ 24,148

Supplemental disclosure of cash flow and non-cash
investing and financing activities:

	For the Year Ended December 31,		
	2002	**2001**	**2000**
Interest paid, net of capitalization	$ 37,586	$ 43,644	$ 42,538
Income taxes paid	1,871	5,166	5,012
Promissory Note issued to Colony in connection with the			
Resorts Atlantic City Sale	-	17,500	-
Change in fair value of interest rate swap agreements	25,077	5,503	-
Property and equipment acquired under capital lease obligations	438	16	1.574

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands of US dollars except per share data)

Note 1—Organization and Basis of Presentation

Organization and Name Change

Kerzner International Limited ("Kerzner"), an international resort and gaming company, was incorporated in 1993 under the laws of the Commonwealth of The Bahamas. In these notes to consolidated financial statements, the words "Company," "we," "our" and "us" refer to Kerzner together with its subsidiaries as the context may require.

On July 1, 2002, we changed our corporate name from Sun International Hotels Limited to Kerzner International Limited and our stock, which was trading on the New York Stock Exchange under the symbol "SIH," was listed under the new ticker symbol "KZL." The name change was implemented in accordance with agreements related to the restructuring of our former majority shareholder, Sun International Investments Limited ("SIIL"). There was no change in our management or worldwide operations as a result of the name change. Any references to "Sun" or "SINA" herein relate to the entities currently known as "Kerzner" and "KINA," respectively.

We are a leading developer and operator of premier destination casino resorts, luxury resort hotels and gaming properties worldwide. In our destination casino resort business, we own and operate the Atlantis Paradise Island resort and casino complex ("Atlantis") located in The Bahamas. In our luxury resort hotel business, we operate nine beach resorts at locations in Mauritius, the Maldives, Dubai, Mexico, and The Bahamas. In our gaming business, we developed and earn revenue from the Mohegan Sun Casino located in Uncasville, Connecticut.

Prior to 2001, we owned and operated a resort and casino property in Atlantic City, New Jersey ("Resorts Atlantic City"), which we sold to an unaffiliated entity in April 2001. During 2002, we operated an Internet gaming venture through a subsidiary, Kerzner Interactive Limited ("Kerzner Interactive"). We have announced our intention to discontinue the operations of Kerzner Interactive during 2003.

The Bahamas

Through certain of our Bahamian subsidiaries, we own and operate Atlantis, our flagship property. Atlantis is a 2,317-room, ocean-themed destination casino resort located on Paradise Island, The Bahamas. Atlantis features three interconnected hotel towers, the Royal Tower, the Coral Tower and the Beach Tower, all built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air aquarium. Atlantis also features a 100,000 square foot entertainment complex containing approximately 1,000 slot machines and 80 table games, 17 restaurants, approximately 100,000 square feet of convention space, a sports center, over 30,000 square feet of high-end retail space and a 63-slip, full service marina. We also own and operate the One&Only Ocean Club, a high-end luxury resort hotel with 106 rooms and suites located on Paradise Island, as well as the Ocean Club Golf Course, a water plant, and other improvements on Paradise Island. We own approximately 100 acres of undeveloped land on Paradise Island, which may be sold or developed.

In 2000, we completed construction of an addition to the Ocean Club comprising 40 luxurious rooms and ten deluxe suites, as well as a new beachfront restaurant operated by well-known restaurateur Jean-Georges Vongerichten. In addition, we completed the Tom Weiskopf-designed championship Ocean Club Golf Course and Clubhouse, which opened to the public in January 2001. Also in 2000, we completed the infrastructure of the Ocean Club Estates, with 121 luxury home sites set around the golf course. Of the home sites available for sale, 102 were sold during 2000, nine were sold during 2001 and as of December 31, 2002, there were no remaining home sites available for sale, although seven sites are pending final closing and we plan to retain ownership of two sites.

In 1999, through one of our Bahamian subsidiaries, we formed a joint venture with Vistana, Inc., now known as Starwood Vacation Ownership ("Starwood Vacation"), a subsidiary of Starwood Hotels and Resorts Worldwide Inc. ("Starwood"), to develop a timeshare project on Paradise Island adjacent to Atlantis ("Harborside at Atlantis"). Starwood Vacation and the Company each own a 50% interest in the joint venture. Construction of 82 two-bedroom units was completed by February 2001 and sales of the timeshare units began in May 2000. Our share of earnings (losses) from Harborside at Atlantis is included in equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations. In addition, we earn fees for marketing, administrative and development services provided to Harborside at Atlantis, which are included in management and other fees in the accompanying consolidated statements of operations.

Connecticut

We have a 50% interest in, and are a managing partner of, Trading Cove Associates ("TCA"), a Connecticut general partnership that developed and until December 31, 1999, had a management agreement (the "Management Agreement") with the Mohegan Tribal Gaming Authority, an instrumentality of the Mohegan Tribe of Indians of Connecticut (the "Mohegan Tribe") to operate a casino resort and entertainment complex situated in the town of Uncasville, Connecticut (the "Mohegan Sun Casino"). In 1998, the Mohegan Tribe retained TCA to develop its $1.0 billion expansion of the Mohegan Sun Casino for a fee of $14.0 million. In addition, TCA and the Mohegan Tribe entered into an agreement (the "Relinquishment Agreement") pursuant to which, effective January 1, 2000, the Management Agreement was terminated and TCA receives payments of five percent of the gross revenues of the Mohegan Sun Casino for a 15-year period. TCA is obligated to pay certain amounts to its partners and certain of their affiliates, as priority payments. These amounts are paid as TCA receives sufficient cash to meet those priority payments.

One&Only Luxury Resorts

In December 2002, we began to operate and market certain of our luxury resort hotels under the "One&Only" brand in connection with our corporate name change. One&Only emphasizes the uniqueness of each of the respective properties in the luxury resort market. By mid-2003, we expect to be marketing five of our nine luxury resorts under the One&Only brand.

Mauritius, Maldives, Dubai and Mexico

In Mauritius, we manage and own interests in five beach resorts ("Mauritius Resorts") including the 175-room One&Only Le Saint Géran Hotel, the 200-room One&Only Le Touessrok Hotel, the 248-room La Pirogue Hotel, the 333-room Le CoCo Beach and the 238-room Sugar Beach

Resort Hotel. Through June 16, 2000, we owned a 22.8% interest in Sun Resorts Limited ("SRL"), the company that owns the Mauritius Resorts. Effective June 16, 2000, SRL issued additional shares of stock under a rights issue in which we did not exercise our rights, effectively reducing our ownership interest to 20.4%. Additionally, during 2002, One&Only Le Touessrok went through a major redevelopment.

In the Maldives, located approximately 600 miles southwest of the southern tip of India, we manage the One&Only Kanuhura Resort & Spa ("One&Only Kanuhura"), a 120-room luxury resort located on Kanuhura Island. Effective August 1, 2001, we acquired a 25% ownership interest in Kanuhura for approximately $3.8 million. During 2002, we entered into management and development agreements for a 100-room luxury resort hotel to be constructed in The Maldives, on Medhufinolhu Island in the North Malé Atoll, that we expect to open in the first half of 2004. This new five-star resort will occupy the site where a small resort known as Reethi Rah was located.

See Note 15—Related Party Transactions—Extension of Mauritius Management Contracts, for discussion of an agreement with SRL in connection with the management of resorts in the Indian Ocean region.

In Dubai, we manage the One&Only Royal Mirage Hotel. In December 2002, we completed a major expansion of the One&Only Royal Mirage, increasing its capacity to 466 rooms.

In Mexico, we manage and own a 50% interest in Palmilla Resort, a 115-room luxury resort located in Baja, near Cabo San Lucas. During 2002, we acquired our interest in the resort and entered into long-term management and development agreements for the property. Beginning in April 2003, Palmilla Resort will undertake a $75 million expansion project that will increase the room count to 174 rooms and significantly upgrade the amenities and public areas offered by the resort. The expansion is expected to be completed by the end of 2003 and will be financed by Palmilla Resort through local project financing, which is supported by a $38.0 million guarantee from Kerzner. See Note 22—Commitments and Contingencies.

We manage these resorts under long-term management contracts and receive management fees based upon a percentage of the revenues and adjusted gross operating profits of these properties. Such amounts are included in management and other fees in the accompanying consolidated statements of operations. Our share of earnings from the properties resulting from our ownership interests in Mauritius, the Maldives, and Mexico are included in equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations.

Internet Gaming

During 2001, we developed an Internet gaming site through our subsidiary, Kerzner Interactive Limited (formerly SunOnline Limited). Costs incurred during 2001 in connection with Internet gaming are included in pre-opening expenses in the accompanying consolidated statements of operations. Since January 1, 2002, revenues and cost and expenses related to the operations of Kerzner Interactive are included in the accompanying consolidated statements of operations.

On February 15, 2002, we entered into an agreement with Station Casinos, Inc. ("Station"), pursuant to which Station agreed to purchase a 50% interest in Kerzner Interactive. The companies later restructured the original agreement such that Station purchased an option from us in July 2002 for $4.5 million to buy a 50% interest in Kerzner Interactive. The option payment is accounted for as a deposit and is included in accounts payable and accrued liabilities in the accompanying consolidated financial statements. The Company and Station have mutually agreed to terminate this transaction. As a result, the $4.5 million non-refundable deposit will be recognized as income of Kerzner Interactive during 2003.

On January 29, 2003, the Company announced plans to discontinue Kerzner Interactive. Kerzner Interactive allowed play only in jurisdictions that permitted online gaming and, as these jurisdictions have become more restrictive in their acceptance of play, the market size has been reduced and competition has intensified. Without the potential for expansion into other markets, including the United States, the outlook for new business has substantially decreased. We intend to discontinue operations of Kerzner Interactive during 2003.

New York

Through a wholly owned subsidiary, we own 50% of Trading Cove New York, LLC ("TCNY"), a Delaware limited liability company, which is managed by the Stockbridge-Munsee Band of Mohican Indians (the "Stockbridge-Munsee Tribe"). In March 2001, TCNY entered into a development services agreement (the "Development Agreement") with the Stockbridge-Munsee Tribe for the development of a casino project (the "Project") in the Catskill region of the State of New York (the "State"). The Development Agreement was amended and restated in February 2002. The Stockbridge-Munsee Tribe does not currently have reservation land in the State but is federally recognized and operates a casino on its reservation in Wisconsin. The Stockbridge-Munsee Tribe has land claim litigation pending in the US District Court for the Northern District of New York (the "Court") against the State to recover lands within the state that it alleges were wrongfully taken from the tribe. The Court has stayed the litigation, but the Stockbridge-Munsee Tribe has requested that the Court lift the stay in an effort to advance the litigation.

Pursuant to the Development Agreement, as amended, TCNY will provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Project. If the Project is approved, TCNY will earn a fee of 5% of revenues as compensation for these services, as defined in the Development Agreement, beginning with the opening of the Project and continuing for a period of twenty years. TCNY has secured land and/or options on approximately 400 acres of property in the Town of Thompson, County of Sullivan (the "County"), of which approximately 333 acres are currently designated for the Project. In February 2002, the Tribe filed a Land to Trust Application with the US Department of the Interior, Bureau of Indian Affairs (the "BIA"), for the Project site properties. Should the BIA approve the Land to Trust Application and the Stockbridge-Munsee Tribe obtain other required approvals, the land could be taken into trust by the Federal Government on behalf of the Stockbridge-Munsee Tribe for the purpose of conducting Class III Gaming.

In October 2001, the State enacted legislation authorizing up to three Class III Native American casinos in the counties of Sullivan and Ulster and three Native American casinos in western New York pursuant to Tribal State Gaming Compacts to be entered into by the State and applicable Native American tribes.

In January 2002, the Stockbridge-Munsee Tribe entered into an agreement with the County pursuant to which the Stockbridge-Munsee Tribe will make certain payments to the County to mitigate any potential impacts the Project may have on the County and other local government subdivisions within the County. The payments will not commence until after the opening of the Project.

The Project is contingent upon the receipt of numerous federal, state and local approvals by the Stockbridge-Munsee Tribe, including the execution of a Class III Gaming Compact with the State, which approvals are beyond the control of TCNY. As of January 31, 2003, the State has yet to enter into negotiations with the Stockbridge-Munsee Tribe to settle the tribe's land claim nor has the State engaged in compact negotiations with the tribe to establish a casino in the State. We can make no representation as to whether any of the required approvals will be obtained by the Stockbridge-Munsee Tribe.

The Company's investment in TCNY is reflected within investments in associated companies in the accompanying consolidated balance sheets.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Kerzner and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

We provide allowances for doubtful accounts arising from casino, hotel and other services, which are based upon a specific review of certain outstanding receivables. In determining the amounts of the allowances, we are required to make certain estimates and assumptions. Accruals for potential liabilities related to any lawsuits or claims brought against us, calculation of inventory reserves, calculation of income tax liabilities, valuation allowance on deferred tax assets and other liabilities require that we apply significant judgment in determining the appropriate assumptions for use in the calculation of financial estimates. We also must estimate the useful lives assigned to our assets. Actual results may differ from these estimates and assumptions.

Revenue Recognition

We recognize the net win from casino gaming activities (the difference between gaming wins and losses) as gaming revenues. Revenues from hotel and related services are recognized at the time the related service is performed. Revenues from tour operations include the sale of travel and leisure package reservations and are recognized at the time of departure. Real estate related revenues and profits on residential lot sales are recognized upon delivery of the completed lots to the purchasers at closing. Deposits collected in advance of closing are deferred and are included in current liabilities. Management and other fees and other operating revenues include fees charged to unconsolidated affiliates for casino and hotel management, executive management and project consulting and are recorded when earned.

For discussion of deferred revenue, see Note 19 — Gain on Settlement of Territorial and Other Disputes.

Insurance Recovery

Insurance recovery represents proceeds received for business interruption amounts relating to Hurricane Michelle, which are recorded when realized.

Promotional Allowances

The retail value of accommodations, food, beverage and other services provided to customers without charge is included in gross revenues and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in gaming costs and expenses as follows:

| | For the Year Ended December 31, | | |
	2002	2001	2000
Rooms	$ 2,373	$ 2,449	$ 11,441
Food and beverage	6,428	6,243	23,587
Other	426	410	3,727
	$ 9,227	$ 9,102	$ 38,755

The total costs of providing promotional allowances in 2000 included $27.1 million at Resorts Atlantic City.

Advertising Expense

We expense advertising costs as incurred. Advertising expense was $13.9 million, $11.2 million, and $7.6 million for the years ended December 31, 2002, 2001 and 2000, respectively, and is included in selling, general and administrative expenses in the accompanying consolidated statements of operations. Prepaid advertising for each of the periods presented was not material.

Pre-Opening Expenses

Pre-opening costs are charged to expense as incurred. In 2000, pre-opening expenses were related to the expansion of the Ocean Club Golf Course on Paradise Island. In 2001, pre-opening expenses related to our Internet gaming operations and the Ocean Club Golf Course were $4.6 million and $2.3 million, respectively. During 2002, we had no pre-opening expenses.

Foreign Currency

Transactions denominated in foreign currencies are recorded in local currency at actual exchange rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet dates are reported at the rates of exchange prevailing at those dates. Any gains or losses arising on monetary assets and liabilities from a change in exchange rates subsequent to the date of the transaction have been included in corporate expenses in the accompanying consolidated financial statements. These amounts were not significant for the years ended December 31, 2002, 2001 and 2000.

The financial statements of our equity method investees and certain subsidiaries are translated from their local currencies into US dollars using current and historical exchange rates. Translation adjustments resulting from this process are reported separately and accumulated as a component of accumulated other comprehensive loss in shareholders' equity in the accompanying consolidated balance sheets. Upon sale or liquidation of our investments, the translation adjustment would be reported as part of the gain or loss on sale or liquidation.

Derivative Financial Instruments

The Company's derivatives consist of interest rate swap agreements used to manage the impact of interest rate changes on our long-term debt obligations and have been accounted for as fair value hedges in accordance with SFAS 133.

See Note 12—Long-Term Debt for a description of our derivative financial instruments.

Cash Equivalents

We consider all of our short-term money market securities purchased with original maturities of three months or less to be cash equivalents.

Inventories

Inventories are carried at the lower of cost (on a first-in, first-out basis) or market value. Inventories consist primarily of food and beverages, operating supplies, and other items. Provisions have been made to reduce excess or obsolete inventories to their estimated net realizable value.

Property and Equipment and Depreciation

Property and equipment are stated at cost and are depreciated over the estimated useful lives reported below using the straight-line method.

Land improvements and utilities.	14 — 40 years
Hotels and other buildings	15 — 40 years
Furniture, machinery and equipment	2 — 15 years

Deferred Charges and Other Assets

Deferred charges and other assets primarily consist of the fair value of our interest rate swaps, as discussed in Note 24, and debt issuance costs, which are being amortized to interest expense over the terms of the related indebtedness. Deferred charges related to the Mohegan Sun Casino are being amortized over a seven-year period through the end of 2003. See Note 9—Deferred Charges and Other Assets.

Goodwill

Effective January 1, 2002, the Company adopted SFAS 142 "Goodwill and Other Intangible Assets" which resulted in the cessation of the amortization of goodwill. Prior to this date, our goodwill was amortized on a straight-line basis over 40 years. Amortization expense relating to Resorts Atlantic City included in the accompanying consolidated statements of operations related to goodwill was $0 and $2.6 million for the years ended December 31, 2001 and 2000, respectively. Goodwill related to the investment in associated companies is included in the accompanying consolidated balance sheets and was $7.9 million as of December 31, 2002. Equity in earnings of associated companies for the years ended December 31, 2001 and 2000 is net of $0.3 million and $0.3 million of amortization expense related to such goodwill. The table below illustrates what the impact to the consolidated statement of operations would have been if the provisions of SFAS 142 were applied to all periods presented.

	For the Year Ended December 31,		
	2002	2001	2000
Net income (loss), as reported	$ 40,154	$ 31,656	$(119,104)
Amortization of goodwill relating to Resorts Resorts Atlantic City	-	-	2,600
Amortization of goodwill relating to investments in associated companies	-	300	300
	$ 40,154	$ 31,956	$(116,204)

Basic earnings (loss) per share:

	For the Year Ended December 31,		
	2002	2001	2000
Net income (loss), as reported	$ 1.44	$ 1.18	$ (3.86)
Amortization of goodwill relating to Resorts Atlantic City	-	-	0.08
Amortization of goodwill relating to investments in associated companies	-	0.01	0.01
Adjusted net income (loss)	$ 1.44	$ 1.19	$ (3.77)

Diluted earnings (loss) per share:

	For the Year Ended December 31,		
	2002	2001	2000
Net income (loss), as reported	$ 1.41	$ 1.14	$ (3.86)
Amortization of goodwill relating to Resorts Atlantic City	-	-	0.08
Amortization of goodwill relating to investments in associated companies	-	0 .01	0.01
Adjusted net income (loss)	$ 1.41	$ 1.15	$ (3.77)

Investments in Associated Companies

Investments in associated companies represent investments in which the Company maintains an interest in excess of 20% but less than or equal to 50% and has significant influence over the investees. These investments are accounted for in accordance with the equity method of accounting, under which each such investment is reported at cost plus the Company's proportionate share of the income or loss, less dividends received, of such investee since its acquisition. Equity in earnings (losses) of associated companies include such proportionate share of income or loss.

Capital Creditors

Capital creditors represents amounts due to vendors for capital improvement related projects.

Capitalized Interest

Interest is capitalized on construction expenditures and land under development at the weighted average interest rate of our long-term debt. Interest costs of $0.2 million, $1.1 million, and $11.1 million were capitalized in the years ended December 31, 2002, 2001 and 2000, respectively.

Stock-Based Compensation

We have elected to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" as interpreted in FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for compensation under our stock option plans in lieu of the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148 ("SFAS 123").

Accordingly, we have not recognized any compensation expense for those stock options granted at option prices equal to the fair market value of the common stock at the date of grant. The fair value of options granted during 2002, 2001 and 2000 was estimated as of the respective dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions. The weighted average fair value of options granted in 2002 was $7.53.

	For the Year Ended December 31,		
	2002	2001	2000
Risk-free interest rate	2.7%	4.7%	6.0%
Expected volatility	37.2%	52.0%	43.0%
Expected life of options in years	4-5	4-5	6-7
Expected dividend yield	-	-	-

The following table illustrates the effect on net income and earnings (loss) per share if Kerzner had applied the fair value recognition provisions of SFAS 123 to stock-based compensation.

	For the Year Ended December 31,		
	2002	2001	2000
Net income (loss), as reported	$ 40,154	$ 31,656	$ (119,104)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	6,448	9,252	7,307
Pro forma net income (loss)	$ 33,706	$ 22,404	$ (126,411)
Earnings (loss) per share:			
Basic – as reported	$ 1.44	$ 1.18	$ (3.86)
Basic – pro forma	$ 1.21	$ 0.83	$ (4.10)
Diluted – as reported	$ 1.41	$ 1.14	$ (3.86)
Diluted – pro forma	$ 1.18	$ 0.81	$ (4.10)

Long-Lived Assets

We review our long-lived assets and certain identifiable intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If changes in circumstances indicate that the carrying amount of an asset that we expect to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition are estimated. If the undiscounted value of the future cash flows is less than the carrying value of the asset, the carrying value of the long-lived asset will be reduced by the amount which the carrying value exceeds fair value. We do not believe that any such changes have occurred except as a result of the Resorts Atlantic City Sale and the Atlantic City Option, as discussed in Note 3.

Income Taxes

We are subject to income taxes in certain jurisdictions. Accordingly, the accompanying consolidated statements of operations include a provision for income taxes based on prevailing tax laws of those jurisdictions.

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. The valuation allowance is adjusted in the period we determine it is more likely than not that deferred tax assets will or will not be realized. We considered these factors in reaching our conclusion to reduce the valuation allowance during 2002, which resulted in a reduction to our provision for income taxes.

Accumulated Other Comprehensive Loss

Financial statements of foreign entities in which the Company maintains an investment are prepared in their respective local currencies and translated into US dollars at the current exchange rates for assets and liabilities and an average rate for the year for revenues and expenses. Net gains or losses resulting from the translation of foreign financial statements are charged or credited to the currency translation adjustment component of accumulated other comprehensive loss. Other comprehensive income (loss) have no tax impact as they relate to translation reserves on investments owned by foreign entities that are not subject to taxation.

Treasury Stock

Ordinary shares, which were repurchased and held in treasury, are stated at cost in the accompanying consolidated balance sheet. See Note 13 for further discussion.

Recent Accounting Pronouncements

Classification of Extraordinary Items

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt" ("Statement 4"), and an amendment of Statement 4, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking Fund Requirements" ("Statement 64"). SFAS 145 also rescinds FASB Statement No. 44, and amends FASB Statement No. 13. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of SFAS 145 related to the rescission of Statement 4 are to be applied in fiscal years beginning after

May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion 30 for classification as an extraordinary item will be reclassified.

Under Statement 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS 145 eliminates Statement 4 and, thus, the exception to applying APB Opinion 30 to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking fund requirements—the exception to application of Statement 4 noted in Statement 64). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion 30. Applying the provisions of APB Opinion 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item.

We believe the adoption of SFAS 145 will require the $20.5 million extraordinary loss on extinguishment of our 8 5/8% Senior Subordinated Notes and our 9% Senior Subordinated Notes recognized during the year ended December 31, 2002 to be reclassified upon adoption of SFAS 145 in the first quarter of 2003.

Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Adoption of SFAS 146 is not expected to have a significant impact on our financial position or results of operations.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability at an estimate of the guarantee's fair value for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur.

The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002 and have been included in Note 22—Commitments and Contingencies.

We currently guarantee certain amounts related to certain of our equity method investments. See Note 22—Commitments and Contingencies. We have not recognized a liability for any guarantee issued prior to December 31, 2002. If in the future we modify the current guarantees or issue new guarantees, we will be obligated to recognize a liability at an estimate of the guarantee's fair value.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This interpretation of Accounting Research Bulletin 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity, or (ii) the equity investors lack one or more of the following characteristics of a controlling financial interest: (a) the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights, (b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities, or (c) the right to receive the expected residual returns of the entity if they occur, which is the compensation of the risk of absorbing the expected losses.

FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We have not yet assessed the impact that adopting FIN 46 will have on our financial position or results of operations.

Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment to FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair valued based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have not yet determined to change the accounting for option grants to SFAS 123 accounting.

See Notes 2 and 14 for additional disclosures.

Note 3—Business Acquisitions and Dispositions

Palmilla Acquisition

On September 12, 2002, we acquired a 50% ownership interest in the 115-room Palmilla Resort, a deluxe, five-star property located near Cabo San Lucas in Baja, Mexico, for approximately $40.8 million, including direct acquisition costs. This acquisition was funded through a combination of cash on hand and borrowings under our revolving credit facility as part of our strategy to expand our luxury resort business. In connection with the purchase, we entered into long-term management and development contracts related to the property that will expire in 2022. As part of the purchase agreement, we have an option to acquire the remaining 50% interest from the owner for a price of $40.0 million, plus 50% of Palmilla's working capital. This option expires on March 12, 2003. As part of the purchase agreement, the owner has the right to require us to acquire the remaining 50% interest from the owner for a price of $36.3 million, plus 50% of Palmilla's working capital, with the price subject to adjustment, as defined in the purchase agreement, during the first year of the option period. The purchase price during the second year of the option period is based on a formula, as defined. This option period begins on September 12, 2005 and expires on September 12, 2007.

On January 29, 2003, the Company announced that Palmilla Resort would be undertaking a $75.0 million expansion project, which will commence in April 2003 and will increase the room count to 174 rooms and significantly upgrade the amenities and public areas offered by the resort. The expansion is expected to be completed by the end of 2003 and will be financed primarily through local project financing, which is to be supported by a Kerzner guarantee.

Kanuhura Acquisition

On August 1, 2001, we acquired a 25% ownership interest in the Kanuhura Resort & Spa, a 120-room luxury resort located on Kanuhura Island in the Maldives, which is approximately 600 miles southwest of the southern tip of India, for $3.8 million. In connection with the purchase, we entered into a long-term management contract related to the property that will now expire in 2023.

See Extension of Mauritius Management Contracts discussion within Note 15—Related Party Transactions.

Sale of Resorts Atlantic City

Through a wholly owned subsidiary, we previously owned and operated Resorts Atlantic City, a 644-room casino and hotel property. On April 25, 2001, we completed the sale of Resorts Atlantic City to an affiliate of Colony Capital LLC ("Colony") for a purchase price of approximately $144 million, including accrued interest (the "Resorts Atlantic City Sale"). The proceeds received from Colony consisted of approximately $127 million in cash and an unsecured $17.5 million note (the "Promissory Note"). The cash proceeds received from Colony were partially offset by approximately $6 million in costs paid by us after closing, which included employee termination costs and legal fees. The Promissory Note, which was repaid in 2002, accrued interest at a rate of 12.5% per annum. The net cash proceeds were used to permanently reduce borrowings outstanding by us under a bank credit facility (the "Revolving Credit Facility").

We entered into a definitive agreement to sell Resorts Atlantic City in the fourth quarter of 2000, at which time we recorded a loss of $229.2 million resulting from the write-down of net assets held for sale to their realizable value. Therefore, the net proceeds received at closing equaled the carrying value of the net assets disposed of, and accordingly, except for interest income earned during 2001 on the proceeds, there was no further gain or loss recorded as a result of the closing. As of January 1, 2001, the operations of Resorts Atlantic City are no longer included in our consolidated financial statements.

Summary operating results of Resorts Atlantic City for the year ended December 31, 2000 were as follows (in thousands of US dollars):

Revenues	$257,963
Net loss	$ (22,406)

Pursuant to the terms of the Resorts Atlantic City Sale, we granted Colony a two-year option (the "Atlantic City Option") to acquire certain undeveloped real estate which we own, adjacent to Resorts Atlantic City, for a purchase price of $40 million, which option can be extended by Colony for two additional one-year periods upon 45 days notice to us prior to the expiration of the then current option period and payment to us of a $2.5 million extension payment for each renewal period. The current option period expires on April 24, 2003 and Colony has not yet exercised its right to extend the option period. The net carrying value of the land included in the Atlantic City Option is included in property and equipment in the accompanying consolidated balance sheets. Effective April 25, 2001, the closing date of the Resorts Atlantic City Sale, Colony leases from us certain of the property included in the Atlantic City Option for $100,000 per month.

Termination of Desert Inn Acquisition Agreement

In March 2000, Starwood and the Company agreed to terminate our agreement (the "Termination Agreement") under which we were to acquire the Desert Inn Hotel and Casino in Las Vegas (the "Desert Inn") for $275 million. In connection with the proposed acquisition of the Desert Inn, we had previously placed a $15 million deposit with Starwood (the "Deposit"). Pursuant to the Termination Agreement, the amount, if any, that the Company would be required to pay from the Deposit was based on the ultimate sales price of the Desert Inn to another party.

In June 2000, Starwood closed on the sale of the Desert Inn for approximately $270 million to an unrelated party, subject to certain post-closing adjustments. As a result, we were required to pay to Starwood $7.2 million from the Deposit. The remaining $7.8 million of the Deposit was refunded to us in August 2000. Purchase termination costs in the accompanying consolidated statements of operations included the $7.2 million paid to Starwood and $4.0 million of further costs related to the Desert Inn transaction.

Note 4—Cash, Cash Equivalents and Restricted Cash

Cash equivalents at December 31, 2002 and 2001 included reverse repurchase agreements (federal government securities purchased under agreements to resell those securities) under which we had not taken delivery of the underlying securities and investments in a money market fund that invests exclusively in US Treasury obligations. At December 31, 2002, we held reverse repurchase agreements of $6.9 million, all of which matured in the first week of January 2003.

At December 31, 2002, restricted cash included a $3.3 million on deposit in the Isle of Man related to our Internet gaming operation, which we believe will become unrestricted during 2003 in connection with the discontinued operations of Kerzner Interactive. At December 31, 2001, restricted cash also included a $1.0 million certificate of deposit as security on a bank credit facility, with the balance relating to customer deposits related to the sale of home sites at Ocean Club Estates.

Note 5 — Trade Receivables

Components of trade receivables were as follows:

	December 31,	
	2002	2001
Gaming	$ 18,857	$ 21,832
Less: allowance for doubtful accounts	(6,751)	(11,141)
	12,106	10,691
Non-gaming:		
Hotel and related	21,217	16,372
Other	13,965	12,729
	35,182	29,101
Less: allowance for doubtful accounts	(2,317)	(2,338)
	32,865	26,763
	$ 44,971	$ 37,454

Note 6 — Prepaid and Other Assets

Components of prepaid and other assets as of December 31, 2002 included $8.0 million of windstorm and other insurance and $6.3 million of other prepaid amounts and other assets.

Note 7 — Property and Equipment

Components of property and equipment were as follows:

	December 31,	
	2002	2001
Land	$ 237,693	$ 237,817
Land improvements and utilities	225,005	227,635
Hotels and other buildings	631,855	638,232
Furniture, machinery and equipment	217,827	212,029
Construction in progress	40,031	18,119
	1,352,411	1,333,832
Less: accumulated depreciation	(224,036)	(178,640)
	$ 1,128,375	$ 1,155,192

Note 8 — Notes Receivable

As of December 31, 2002, notes receivable consisted primarily of $15.0 million principal amount of London Clubs International's ("LCI") senior notes that were purchased at 87.75% of the principal amount. LCI's senior notes bear interest at 7.74% per annum and are due in 2004. As of December 31, 2001, notes receivable consisted of $17.5 million principal amount, plus accrued interest, of the promissory note from Colony in connection with the Resorts Atlantic City sale. See Note 3 for further discussion.

Note 9 — Deferred Charges and Other Assets

Components of deferred charges and other assets were as follows:

	December 31,	
	2002	2001
Interest rate swap asset	$ 19,574	$ -
Debt issuance costs	11,113	14,887
Mohegan Sun Casino deferred charges	709	1,739
Trading Cove New York	-	1,523
Other	3,702	543
	$ 35,098	$ 18,692

Note 10 — Accounts Payable and Accrued Liabilities

Components of accounts payable and accrued liabilities were as follows:

	December 31,	
	2002	2001
Customer deposits and unearned revenues	$ 41,035	$ 34,891
Accrued payroll and related benefits	29,756	15,532
Accrued interest	10,686	11,796
Trade payables	19,240	11,535
Other accrued liabilities	55,454	74,309
	$ 156,171	$ 148,063

Note 11 — Other Long-Term Liabilities

As of December 31, 2002, other long-term liabilities primarily consisted of deferred rent credits related to a building lease entered into during 2002 for our office in Plantation, Florida. Other long-term liabilities at December 31, 2001 represent the fair value of our derivative instruments. See "Derivative Financial Instruments" described in Note 12.

Note 12 — Long-Term Debt

Long-term debt consisted of the following:

	December 31,	
	2002	2001
Amended Revolving Credit Facility (a)	$ 72,000	$ 24,000
$200 million 9% Senior Subordinated Notes due 2007 ("9% Senior Subordinated Notes")(b)	-	199,419
$100 million 8-5/8% Senior Subordinated Notes due 2007 ("8-5/8% Senior Subordinated Notes")(c)	-	100,000
$400 million ($200 million at December 31, 2001) 8-7/8% Senior Subordinated Notes due 2011 ("8-7/8% Senior Subordinated Notes")(d)	425,300	194,497
Other	731	576
	498,031	518,492
Less: amounts due within one year	(275)	(261)
	$ 497,756	$ 518,231

(a) Amended Revolving Credit Facility

Effective as of May 31, 2002, we reached agreement with the lenders under our Revolving Credit Facility (the "Amended Revolving Credit Facility") to increase the amount available under that facility to $300.0 million, subject to the borrowing base discussed below. An additional $50.0 million of borrowings may be available under certain conditions.

Loans under the Amended Revolving Credit Facility bear interest at (i) the higher of (a) Canadian Imperial Bank of Commerce's base rate or (b) the Federal Funds rate plus 1/2 of one percent, in either case plus an additional 0.25% to 1.75% based on a debt to earnings ratio during the period, as defined (the "Leverage Ratio") or (ii) London Interbank Offered Rate ("LIBOR") rate plus 1.25% to 2.75% based on the Leverage Ratio. After each drawdown on the Amended Revolving Credit Facility, interest is due every three months for the first six months and is due monthly thereafter. At December 31, 2002, the weighted average interest rate on amounts outstanding under the Amended Revolving Credit Facility was 3.40%. Loans under the Amended Revolving Credit Facility may be prepaid and reborrowed at any time and are due in full in November 2006. Commitment fees are calculated at per annum rates ranging from 0.25% to 0.50%, based on the Leverage Ratio, applied to the undrawn amount of the Amended Revolving Credit Facility and are payable quarterly.

Effective February 7, 2003, we obtained approval from the required lenders under our amended revolving credit facility to, among other things, calculate borrowings available using a borrowing base calculation, such that we can draw the lesser of the borrowing base or the commitment amount. This approval is subject to certain conditions that we expect to satisfy by June 30, 2003. If for any reason we are unable to meet those conditions or negotiate new conditions for effectiveness of the borrowing base, our borrowings as of July 1, 2003 will be limited by the total amount of per occurrence "all risks" insurance that we maintain on our properties on Paradise Island of $150.0 million per occurrence. Under the borrowing base calculation as of the year ended December 31, 2002, our borrowing limit would have been $300.0 million, as the anticipated borrowing base calculation would have exceeded the commitment amount.

The Amended Revolving Credit Facility contains restrictive covenants which, among other things: (a) require periodic financial reporting, (b) require meeting certain financial amounts and ratio tests, (c) restrict the payment of dividends, (d) limit the incurrence of indebtedness and (e) limit asset expenditures and dispositions outside the ordinary course of business. As of December 31, 2002, we believe we are in compliance with all of such covenants.

(b) Tender Offer ,Consent Solicitation and Redemption

On May 8, 2002, we commenced a cash tender offer to purchase any and all of our outstanding 9% Senior Subordinated Notes. In conjunction with the tender offer, we solicited consents to proposed amendments to the indenture governing the 9% Senior Subordinated Notes. The tender offer expired on June 5, 2002. At the expiration, a total of $177.5 million of the outstanding $200.0 million aggregate principal amount of the notes were tendered and accepted for purchase in the tender offer. On June 21, 2002, we redeemed, in accordance with the terms of the indenture governing the notes, all of the 9% Senior Subordinated Notes that remained outstanding at the time, at the applicable redemption price of $1,045 per $1,000 of principal amount thereof, plus interest accrued to the redemption date. We used the proceeds from the issuance of $200.0 million of our 8 7/8% Senior Subordinated Notes on May 20, 2002, to retire our outstanding 9% Senior Subordinated Notes pursuant to the tender offer and redemption.

(c) Redemption of 8 5/8% Senior Subordinated Notes

On November 27, 2002, we called for the redemption of the entire outstanding principal amount of our 8 5/8% Senior Subordinated Notes due 2007 pursuant to the terms of the indenture governing these Notes. We had purchased $25.8 million of the 8 5/8% Senior Subordinated Notes through transactions on the open market. On December 27, 2002, we redeemed the remaining $74.2 million aggregate principal amount outstanding at the redemption price of 104.313%, or $1,043.13 for each $1,000.00 of principal amount outstanding, plus accrued interest.

(d) Private Offering and Exchange Offer of $200.0 Million of 8 7/8% Senior Subordinated Notes

On May 20, 2002, we completed a private placement of $200.0 million of our 8 7/8% Senior Subordinated Notes issued at 103%. The proceeds from these Senior Subordinated Notes were used to repay the 9% Senior Subordinated Notes pursuant to the tender offer. The 8 7/8% Senior Subordinated Notes were not initially registered under the Securities Act or under state securities laws. We have completed a required exchange offer under a registration rights agreement with respect to these notes.

The 8 7/8% Senior Subordinated Notes are all unconditionally guaranteed by substantially all of our wholly owned subsidiaries. Interest on each series of the notes is paid semi-annually on February 15 and August 15. The indenture for the 8 7/8% Senior Subordinated Notes contains various restrictive covenants, including limitations on the ability of the issuers and the guarantors to, among other things: (a) incur additional indebtedness, (b) incur certain liens, (c) engage in certain transactions with affiliates and (d) pay dividends and make certain other payments. We believe we are in compliance with all such covenants as of December 31, 2002.

All of our outstanding 8 7/8% Senior Subordinated Notes rank *pari passu* with each other and are all subordinated to the Amended Revolving Credit Facility.

Derivative Financial Instruments

Interest Rate Risk Management

We attempt to limit our exposure to interest rate risk by managing our long-term fixed and variable rate borrowings. In August and December 2001, we entered into fixed-to-variable rate interest rate swap agreements (the "Swap Agreements") designated as fair value hedges of $200 million principal amount of our 8 7/8% Senior Subordinated Notes. These Swap Agreements qualify for the "shortcut" method of accounting provided under SFAS 133, which allows the assumption of no ineffectiveness in our hedging relationship. Accordingly, there is no income statement impact from changes in the fair value of the Swap Agreements. Instead, the changes in the fair value of the Swap Agreements are recorded as an asset or liability on the accompanying consolidated balance sheet, with an offsetting adjustment to the carrying value of the related debt.

Other long-term liabilities of $5.5 million on the accompanying consolidated balance sheet at December 31, 2001 primarily represent the fair value of the Swap Agreements as of that date, with a corresponding decrease in the carrying value of our 8 7/8% Senior Subordinated Notes. This represents the principal amount we would have been required to pay had the Swap Agreements been terminated on that date. Included in deferred charges and other assets on the accompanying consolidated balance sheet at December 31, 2002 is $19.6 million representing the fair value of the Swap Agreements as of that date. This represents the principal amount we would have received had the Swap Agreements been terminated on that date. This resulted in a corresponding increase to the carrying value of our 8 7/8% Senior Subordinated Notes. As of December 31, 2002 and 2001, the aggregate notional principal amount of the Swap Agreements was $200.0 million and they mature in August 2011 concurrent with the 8 7/8% Senior Subordinated Notes. As of December 31, 2002 and 2001, the weighted average variable rate on the Swap Agreements was 5.00% and 6.12%, respectively.

As of December 31, 2002 and 2001, after giving effect to the Swap Agreements, our fixed rate borrowings represent approximately 42% and 57% and our floating rate borrowings represent 58% and 43%, respectively, of total borrowings.

During the first seven months of 2001 and during the year 2000, we were a party to variable-to-fixed rate interest rate swap agreements (the "Prior Swap Agreements") designated as cash flow hedges of our Revolving Credit Facility. In July 2001, we terminated the Prior Swap Agreements, which were scheduled to mature at the end of 2001. The costs of terminating these agreements early was $2.1 million and is included in interest expense in the accompanying 2001 consolidated statements of operations. As of December 31, 2000, the weighted average fixed rate payment on the Prior Swap Agreements was 6.89%.

Credit Exposure

We are exposed to credit-related losses in the event of non-performance by counterparties to our Swap Agreements. We monitor the creditworthiness of the counterparties and presently do not expect default by any of the counterparties. We do not obtain collateral in connection with our derivative financial instruments.

Guarantees

For a description of the Company's guarantees of certain debt of affiliated entities, see Note 22.

Consent Solicitation of Noteholders

In 2001, we completed a consent solicitation pursuant to which we obtained the consent of the requisite holders of the 9% Senior Subordinated Notes and the 8 5/8% Senior Subordinated Notes. The consent solicitation sought to amend certain provisions of the indentures pursuant to which the 9% Senior Subordinated Notes and the 8 5/8% Senior Subordinated Notes were issued.

The amendments effectively eliminate (as of December 31, 2000, the date the charge was recorded) the impact of $199.2 million of the total $229.2 million loss recorded in connection with the Resorts Atlantic City Sale, for purposes of determining our ability to make certain investments, such as certain minority investments in joint ventures under the indentures. In addition, the amendments increased the Consolidated Coverage Ratio (consolidated EBITDA to fixed payments, as defined in the indentures) required in order for us to incur additional indebtedness.

Pursuant to the consent solicitation, we paid a total of $1.5 million in consent payments to the consenting noteholders. The consent payments were recorded as deferred debt modification costs, and, before the extinguishment of the related debt, were being amortized over the remaining life of the debt. All other costs associated with the consent solicitation were expensed as incurred.

Overdraft Loan Facility

Pursuant to a letter of commitment dated September 30, 1994, as amended, between us and The Bank of Nova Scotia, we have a revolving overdraft loan facility (the "Overdraft Facility") in the amount of Bahamian $5.0 million which was equal to US $5.0 million as of December 31, 2002 and 2001. The Overdraft Facility, if utilized, would bear interest at The Bank of Nova Scotia's base rate for Bahamian dollar loans plus 1.5% with repayment subject to annual review. The Overdraft Facility is secured by substantially all of our Bahamian assets and ranks *pari passu* with the Amended Revolving Credit Facility. This facility has never been utilized.

Debt Maturity

Aggregate annual maturities of long-term debt as of December 31, 2002 for each of the next five years and thereafter are as follows:

Year Ending December 31,	
2003	$ 275
2004	326
2005	130
2006	72,000
2007	-
Thereafter	400,000
	472,731
Debt premium	5,726
Interest rate swap fair value adjustment	19,574
	$ 498,031

For further discussion of the fair value adjustment, see "Derivative Financial Instruments" above.

Note 13 — Shareholders' Equity

Our authorized, issued and outstanding shares were as follows:

	December 31,	
	2002	2001
Ordinary Shares		
Par value per share	$ 0.001	$ 0.001
Authorized	250,000	250,000
Issued and outstanding (1)	35,197	34,405
Treasury shares	7,072	7,087
Preference Shares		
Par value per share	$ 0.001	$ 0.001
Authorized	100,000	100,000
Issued and outstanding	-	-

(1) Included treasury shares.

Proposed Acquisition of KZL Ordinary Shares and Self-Tender Offer

In January 2000, we received a proposal from SIIL, at that time the majority shareholder of Kerzner, to acquire in a merger transaction all of the ordinary shares not already owned by SIIL or its shareholders for $24 per share in cash. To consider the proposal, we formed a committee of independent members of the Board of Directors (the "Special Committee") that retained its own financial and legal advisers. The proposed transaction was subject to various conditions, including approval by the Special Committee. On June 16, 2000, we announced that SIIL was not able to negotiate a mutually satisfactory transaction with the Special Committee and that SIIL had advised us that its proposal had been withdrawn.

In order to allow our shareholders to elect to sell at least a portion of their ordinary shares at the price formerly proposed by SIIL, in June 2000, our Board of Directors approved a self-tender offer for up to 5,000,000 ordinary shares at a $24 per share cash price. The self-tender offer commenced on June 25, 2000 and on August 2, 2000, we announced that 13,554,651 of the then outstanding 32,682,350 ordinary shares were tendered. Because the self-tender offer was oversubscribed, a pro-ration factor of 36.89% was applied, and pursuant to the self-tender offer, we purchased 5,000,000 ordinary shares at $24 per share. In 2000, amounts related to SIIL's proposed acquisition of ordinary shares as well as the completion of the self-tender offer are reflected as transaction costs in the accompanying consolidated statements of operations.

Earnings Per Share Data

The following is a reconciliation of the shares used in our earnings per share computations (shares in thousands):

| | For the Year Ended December 31, | | |
	2002	2001	2000
Weighted average shares used in basic computations	27,891	26,885	30,849
Dilutive stock options, warrants and restricted shares outstanding	653	941	-
Weighted average shares used in diluted computations	28,544	27,826	30,849

The net income (loss) amount used as the numerator in calculating basic and diluted earnings per share is the net income (loss) in the accompanying consolidated statements of operations. The effect of certain options, warrants and restricted shares was not included in the computation of diluted earnings per share in 2002 and 2001 because the effect would have been anti-dilutive. In the year 2000, we incurred a net loss, and therefore, the effect of all options, warrants and restricted shares was excluded from the computation. The number of options not included in the computation for the years 2002, 2001 and 2000 were 1.3 million, 2.0 million and 2.2 million, respectively.

Note 14—Stock-Based Compensation

Stock Options

Our shareholders approved stock option plans in 1995 ("1995 Plan"), 1997 (the "1997 Plan") and in 2000 (the "2000 Plan," and collectively the "Plans") that provide for the issuance of options to acquire an aggregate of 7,500,000 ordinary shares. Pursuant to the Plans, the option prices are equal to the market value per share of the ordinary shares on the date of the grant. The 1995 Plan provided for the options to become exercisable, unless otherwise specified by the Board of Directors and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20% of such options, and thereafter in installments of 20% per year over a four-year period. The 1997 Plan provides for the same vesting schedule except that the vesting period begins one year after the grant date. The 2000 Plan provides for the vesting period to begin one year after the grant date in respect of one third of such options, and thereafter in installments of one third per year over the remaining two-year period. Options granted under the Plans have a term of 10 years from the date of grant. The Plans provide for options with respect to Ordinary Shares to be granted to our directors, officers and employees.

A summary of our stock option activity for 2002, 2001 and 2000 is as follows (options in thousands, except per share data):

| | December 31, | | | | | |
| | 2002 | | 2001 | | 2000 | |
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
Outstanding at beginning of year	5,742	$25.14	6,017	$ 24.59	3,918	$29.60
Granted	1,659	21.17	665	25.19	2,660	18.05
Exercised	(776)	17.95	(531)	14.93	(192)	15.82
Terminated and other .	(1,278)	38.14	(409)	29.35	(369)	35.55
Outstanding at end of year	5,347	21.54	5,742	25.14	6,017	24.59
Exercisable at end of year	3,160	21.49	2,965	26.35	3,459	25.69
Available for grant	35		239		340	

The weighted average exercise price and weighted average contractual life of exercisable at December 31, 2002 is as follows (options in thousands except per share data):

Range of Exercise Prices	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life
$11.69 - $19.99	1,634	$18.07	7.0
$20.00 - $25.01	971	20.33	9.5
$25.02 - $35.01	429	32.04	5.0
$35.02 - $41.63	126	38.58	5.2
	3,160	$21.54	7.4

The weighted average exercise price and weighted average contractual life of outstanding options at December 31, 2002 is as follows (options in thousands except per share data):

Range of Exercise Prices	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life
$11.69 - $19.99	2,416	$18.09	7.2
$20.00 - $25.01	1,707	20.64	9.6
$25.02 - $35.01	1,083	28.44	7.2
$35.02 - $41.63	141	38.69	5.3
	5,347	$21.49	7.9

Stock Option Tender Offer

As previously described, we adopted stock option plans for our directors, officers and employees in 1995, in 1997, and in 2000 that provide for the issuance of options to acquire an aggregate of 7,500,000 of our ordinary shares. As of December 31, 2002, nearly all of these options had been granted at exercise prices ranging from $11.69 to $41.63 As of December 31, 2002, options to acquire 5,347,000 ordinary shares were outstanding, of which 3,160,000 were exercisable as of that date.

On May 7, 2002, our board of directors resolved, under certain conditions, to make available to employees and directors holding options with an exercise price higher than $32.00 per share, an offer to surrender all or some of the options granted to them under the Plans. In exchange, such employees and directors would have the possibility, under certain conditions, to be granted new options giving the right to subscribe for 75% of the number of shares as the surrendered options. The exercise price for the new options would be the fair market value of the ordinary shares on the new grant date, which would be no sooner than six months and one day after the cancellation date of the old options, subject to the conditions set forth in the Schedule TO (Tender Offer) documents filed with the Securities and Exchange Commission on May 27, 2002, the commencement date of the offer period. The offer to option holders under the exchange program expired on June 25, 2002. The 1,227,600 eligible options that were properly submitted for exchange were accepted and cancelled effective June 26, 2002. Such options represent substantially all those that were eligible for exchange. We granted 920,700 new options, which have similar terms to the cancelled options, in exchange for the cancelled options on December 26, 2002 at a price of $20.07.

Note 15—Related Party Transactions

In the normal course of business, we undertake transactions with a number of unconsolidated affiliated companies. Certain of our subsidiaries provide construction funding, project consulting and management services to such affiliates. Due from affiliates consisted of the following:

| | December 31, | |
	2002	2001
Harborside at Atlantis	$ 26,270	$ 22,921
Trading Cove Associates	14,901	11,957
One&Only Kanuhura	5,209	3,425
Mauritius Resorts	5,164	5,438
One&Only Royal Mirage	389	511
Reethi Rah	313	-
Palmilla Resort	175	-
	52,421	44,252
Less: amounts due within one year	(28,042)	(28,364)
	$ 24,379	$ 15,888

Harborside at Atlantis

We entered into a series of promissory notes with Harborside at Atlantis ("Harborside") to fund 50% of the construction cost of the timeshare units on Paradise Island in The Bahamas. These notes amounted to $19.5 million at December 31, 2002. We earn interest on these advances at a rate equal to one-month LIBOR plus 250 basis points, which was 3.88% at December 31, 2002. The loans were made simultaneously with loans from Starwood, which mirror the amounts, terms and conditions of our loans. Our loans and the Starwood loans are *pari passu* with respect to payments of principal and accrued interest and such payments will be made in cash, as it is available from the sale of timeshare units. Of the amount advanced to Harborside at Atlantis, the Company does not anticipate repayment within the next twelve months.

Repairs at Harborside were completed during the fourth quarter, with the resort reopening in December 2002. Harborside was closed at the end of August 2002 in order to repair significant damage resulting from adverse weather primarily due to Hurricane Michelle. Included within equity in earnings from Harborside is a $6.9 million charge, which represents our share of construction remediation costs. This loss has not been reduced by any anticipated insurance recovery, but Harborside has filed a claim with its insurers, which is presently under negotiation. Amounts due from Harborside include $2.9 million representing the fair value of services provided by Atlantis to the timeshare owners of Harborside while Harborside was undergoing construction remediation work and is included within 2002 rooms and food and beverage revenue in the accompanying consolidated statements of operations.

We provide marketing, administrative and development services to Harborside from which we earned fees of $1.6 million, $1.4 million and $3.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Trading Cove Associates

Amounts due from TCA relate to amounts due the Company under the Relinquishment Agreement and the Development Agreement with the Mohegan Tribe and are expected to be collected during 2003. For the years 2002, 2001 and 2000, we recorded payments received from TCA pursuant to the Relinquishment Agreement and the Development Agreement of $30.9 million, $27.4 million and $23.6 million, respectively. Relinquishment and development fees are recorded in management and other fees in the accompanying consolidated statements of operations.

One&Only Kanuhura

We provide management services to One&Only Kanuhura, a Maldives company in which we currently own a 25% equity interest. The terms of the management agreement run concurrent with the terms of a lease between One&Only Kanuhura and the government of the Republic of Maldives. That lease expires in 2026 and is subject to extension. For both the year ended December 31, 2002 and for the period from August 1, 2001 (the date of acquisition) through December 31, 2001, we have recognized $0.7 million in equity losses from associated companies in the accompanying consolidated statement of operations.

Funds advanced to One&Only Kanuhura of $4.5 million, excluding accrued interest, which represented our share of funding for operations, are not anticipated to be repaid during the next twelve months. These loans accrue interest at a rate of LIBOR plus 600 basis points.

Fees for management services during the year ended December 31, 2002 and for the period from August 1, 2001 through December 31, 2001 were $383,000 and $38,000, respectively.

Mauritius Resorts

We provide management services to Sun Resorts Limited, a Mauritius company in which we currently own a 20.4% equity interest. Pursuant to the management agreement with Sun Resorts Limited, we provide comprehensive management services under individual management agreements relating to each of One&Only Le Saint Géran, One&Only Le Touessrok, La Pirogue, Sugar Beach and Le Coco Beach resort hotels, which Sun Resorts Limited owns. The term of each of these management agreements were due to expire in December 2008, but have been extended to 2023 as explained further below. For the year ended December 31, 2002, 2001, and 2000, we have recognized $5.6 million, $6.8 million and $7.5 million, respectively, related to these contracts. Additionally, during 2002, we completed a major redevelopment of One&Only Le Touessrok for which the Company earned a project fee of $1.5 million.

Extension of Mauritius Management Contracts

In December 2002, we entered into an agreement with Sun Resorts Limited ("SRL") to form a new company for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and One&Only Kanuhura in the Maldives. SRL initially will own 20% of the new entity, to be known as One&Only (Indian Ocean) Management Limited, and we will own the remaining 80%. Subject to certain conditions, SRL's ownership interest will increase incrementally through 2009, at which time it will own 50% of the new entity. As consideration for this, SRL has agreed to extend the management contracts from 2008 through 2023. Subject to certain conditions, SRL will have a right of first refusal to participate equally with us in any development project in specified Indian Ocean territories. We recently signed an agreement with SRL that provides for, among other things, the sale of 20% of our debt and equity interests in Kanuhura to SRL. Following this sale, which is effective as of January 1, 2003, we will have a 20% equity interest in Kanuhura.

One&Only Royal Mirage

Fees for management services to One&Only Royal Mirage during the year ended December 31, 2002, 2001 and 2000 were $1.2 million, $1.1 million and $1.2 million, respectively.

Palmilla Resort

Fees for management services to Palmilla Resort during the period from September 12, 2002 through December 31, 2002 were $128,000.

Loans to Management

As of December 31, 2002, there is one loan outstanding for $0.8 million, including accrued interest, and another for $0.5 million, including accrued interest. Both loans accrue interest at 7.0% per annum.

Note 16—Retirement Plans

Certain of our subsidiaries participate in a defined contribution plan covering substantially all of their full-time employees. We make contributions to this plan based on a percentage of eligible employee contributions. Total expenses for this plan were $185,000, $237,000 and $887,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

In addition to the plan described above, union and certain other employees of our subsidiaries in The Bahamas, and formerly Resorts Atlantic City, are covered by multi-employer defined benefit pension plans to which employers make contributions. In connection with these plans, we expensed $6.7 million, $5.9 million and $7.4 million for the years ended December 31, 2002, 2001 and 2000 respectively.

Note 17—Restructuring Expense

Restructuring costs in 2001 were comprised of severance payments made to employees who were terminated due to lower occupancy levels at Atlantis subsequent to the terrorist attacks on September 11, 2001.

There were a total of 278 employees terminated pursuant to the restructuring which included 57 administrative positions, 198 hotel employees and 23 employees on our development staff. Of the total $5.7 million expense recorded in 2001, 17 employees were not released and, accordingly, the remaining $4.7 million had been paid out to a total of 261 employees by the end of 2002. The remaining balance of $1.0 million was reversed in 2002 as fewer employees were released and the amounts were settled for less than originally planned.

Note 18—Investments in and Equity in Earnings (Losses) of Associated Companies

Components of investments in associated companies were as follows:

| | December 31, | |
	2002	2001
Palmilla Resort	$ 40,668	$ -
Sun Resorts Limited (Mauritius Resorts)	22,818	22,891
One&Only Kanuhura	2,393	3,053
Harborside at Atlantis	(632)	4,583
Trading Cove New York	1,692	-
	$ 66,939	$ 30,527

The accompanying consolidated financial statements include equity in earnings (losses) of associated companies as a result of our equity method investments, including our 50% interest in Palmilla Resort, our 20.4% interest in Sun Resorts Limited, our 50% interest in Harborside at Atlantis, our 25% interest in One&Only Kanuhura and our 50% interest in TCNY.

Palmilla Resort

Effective September 12, 2002, we acquired our 50% interest in Palmilla Resort. The following unaudited summarized information of Palmilla Resort has been prepared under accounting principles generally accepted in the United States of America as of December 31, 2002 and for the period from September 12, 2002 through December 31, 2002.

	For the period from September 12, 2002 through December 31, 2002 (Unaudited)
Revenues	$ 5,467
Loss from operations	(449)
Loss before income taxes	(443)
Net Loss	(287)

	As of December 31, 2002 (Unaudited)
Current assets	$ 6,324
Non-current assets	79,171
Total assets	85,495
Current liabilities	4,587
Non-current liabilities	-
Shareholders' equity	80,908

Mauritius Resorts

Through June 16, 2000, we owned a 22.8% interest in Sun Resorts Limited, or Mauritius Resorts. Effective June 16, 2000, SRL issued additional shares of stock under a rights issue in which we did not participate, effectively reducing our ownership interest to 20.4%. The following unaudited summarized financial information of SRL has been prepared under accounting principles generally accepted in the United States of America as of and for the years ended December 31, 2002, 2001 and 2000 (converted to US dollars at the appropriate exchange rate).

	For the Year Ended December 31, (Unaudited)		
	2002	2001	2000
Revenues	$ 78,058	$ 93,398	$ 106,151
Income from operations	19,448	25,277	28,310
Income before income taxes	14,331	20,136	20,480
Net income	8,510	17,482	17,208

	As of December 31, (Unaudited)	
	2002	2001
Current assets	$ 23,971	$ 27,413
Non-current assets	269,411	198,422
Total assets	293,382	225,835
Current liabilities	52,186	32,950
Non-current liabilities	99,739	73,216
Shareholder's equity	141,457	119,635

One&Only Kanuhura Resort

Effective August 1, 2001, we acquired our 25% interest in One&Only Kanuhura. The following unaudited summarized financial information of One&Only Kanuhura has been prepared under accounting principles generally accepted in the United States as of and for the years ended December 31, 2002 and 2001.

	For the Year Ended December 31, (Unaudited)	
	2002	2001
Revenues	$ 10,595	$ 3,809
Loss from operations	(421)	(1,261)
Loss before income taxes	(2,633)	(2,564)
Net Loss	(2,633)	(2,564)

	As of December 31, (Unaudited)	
	2002	2001
Current assets	$ 3,372	$ 3,215
Non-current assets	28,249	29,517
Total assets	31,621	32,732
Current liabilities	6,165	4,724
Non-current liabilities	28,596	26,233
Shareholders' (deficiency) equity	(3,140)	1,775

Harborside at Atlantis

Harborside at Atlantis constructs, sells and manages timeshare units on Paradise Island, The Bahamas. Construction of 82 units was completed in February 2001 and sales of timeshare units began in May 2000. As of December 31, 2002, 64% of the timeshare units were sold. The following unaudited summarized financial information of Harborside at Atlantis has been prepared under accounting principles generally accepted in the United States of America as of and for the years ended December 31, 2002 and 2001.

	For the Year Ended December 31, (Unaudited)	
	2002	2001
Revenues	$ 37,411	$ 35,371
Income (loss) from operations	(11,023)	1,372
Income (loss) before income taxes	(10,428)	1,372
Net income (loss)	(10,428)	1,372

	As of December 31, (Unaudited)	
	2002	2001
Current assets	$ 97,469	$ 99,832
Non-current assets	9,255	9,525
Total assets	106,724	109,357
Current liabilities	99,356	88,700
Non-current liabilities	1,364	-
Shareholders' equity	6,004	20,657

Note 19—Gain on Settlement of Territorial and Other Disputes

Majority Shareholder Reorganization

In July 2001, we announced the restructuring of our then majority shareholder, SIIL, and the resolution of certain matters, including a territorial dispute, with SIIL and certain of its shareholders (collectively the "Reorganization"). At the time of the Reorganization, SIIL and its shareholders beneficially owned approximately 67% of our issued and outstanding ordinary shares (the "Ordinary Shares"). SIIL was itself owned in equal thirds by Kersaf Investments Limited ("Kersaf"), Caledonia Investments PLC and World Leisure Group Limited, a company controlled by a Kerzner family trust. SIIL previously was governed by a shareholders' agreement pursuant to which all major decisions of SIIL required the unanimous consent of its shareholders. In connection with the Reorganization, among other things, SIIL was dissolved and the shareholders' agreement governing SIIL was terminated. Accordingly, SIIL's shareholders obtained direct ownership of their Ordinary Shares. In addition, SIIL's shareholders agreed to certain standstill provisions in effect through June 2006, pursuant to which each of them would refrain from proposing or consummating certain extraordinary corporate transactions involving the Company, including any merger or the sale of substantially all of our assets.

Pursuant to a registration rights and governance agreement executed in connection with the Reorganization, we granted certain registration rights to SIIL's shareholders in respect of the ordinary shares held by them, in part in order to facilitate the required sale of at least 2,000,000 of Kersaf's Ordinary Shares in a registered public offering, which requirement was satisfied on December 12, 2002. We agreed that, after a transition period not to exceed one year from June 30, 2001, we would cease, and we have ceased, using the names "Sun" and "Sun International." In connection with the Reorganization, Kersaf agreed to pay us $15.5 million. This was settled by a one-time cash payment of $3.5 million and the issuance of a 5-year, $12 million note, bearing interest at 9% per annum. In December 2001, the principal amount of the note and accrued interest thereon was repaid in full. Of this amount, we recognized a $5.1 million net gain on the settlement of this territorial dispute during 2002.

Subsequent Disputes and Settlement with Kersaf Investments Limited

As part of the Reorganization, the Company and Kersaf Investments Limited ("Kersaf") agreed to restructure certain agreements which included, among other things, an obligation for Kersaf to sell at least 2,000,000 shares of the Company's shares in a registered public offering, certain non-compete agreements, the continuation of an obligation of Kersaf to pay Kerzner an annual payment of approximately $3.3 million (the "Contribution Payment"), and an agreement pursuant to which Kerzner was granted an interest in a proposed project in Port Ghalib, Egypt (the "Egypt Project"). In October 2001, the Company filed a lawsuit against Kersaf and certain related entities in New York alleging, among other things, that Kersaf had breached its non-compete obligation. Kersaf and the Company executed a settlement agreement that resolved all of these outstanding matters on November 1, 2002.

According to the settlement agreement, among other things, (i) Kersaf was obligated, and on December 18, 2002 satisfied this obligation, to sell at least 2,000,000 shares in a registered public offering; (ii) Kersaf's obligation to make the Contribution Payment was terminated effective December 1, 2002 and; (iii) Kersaf paid us $32.1 million in December 2002. Of this amount, $21.3 million (which represents the future payments that were to be received over the term of the underlying agreements) is classified as deferred revenue, $18.0 million of which is included within deferred revenue and $3.3 million included in accounts payable and accrued liabilities in the accompanying consolidated financial statements. These amounts will be recognized as other revenues over the term of the original underlying agreements. The remaining amount of $9.4 million, net of direct legal expenses, was recognized in the fourth quarter of 2002 as an additional gain on settlement of territorial and other disputes. In exchange for this settlement, we agreed to terminate all existing lawsuits related to Kersaf and have released all parties from any related claims and we shall no longer have any interest in the Egypt Project.

Note 20—Income Taxes

A significant portion of our operations are located in The Bahamas where there are no income taxes. In 2002, 2001 and 2000, the income tax provisions relating to our US operations were as follows:

	For the Year Ended December 31,		
	2002	2001	2000
Current:			
Federal	$ 3,874	$ 3,502	$ 4,930
State	2,341	1,462	1,178
	6,215	4,964	6,108
Deferred:			
Federal	(6,119)	(3,874)	205
	$ 96	$ 1,090	$ 6,313

The effective tax rate on income varies from the statutory US federal tax rate as a result of the following factors:

	For the Year Ended December 31,		
	2002	2001	2000
Statutory US federal income tax rate	35.0%	35.0%	(35.0)%
Non-US-source income	(37.0)	(29.2)	(40.7)
State tax cost	5.8	-	-
NOLs extraordinary item and temporary differences for which a valuation allowance has been provided	12.8	-	76.7
Reduction of valuation allowance relating to prior years' operating loss utilized	(20.4)	(14.5)	-
Branch profit taxes and other taxes on US services	-	8.8	1.7
Other	4.0	3.2	2.9
Effective tax rate	0.2%	3.3%	5.6%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of the deferred tax assets and liabilities were as follows:

| | December 31, | |
	2002	2001
Non-current deferred tax liabilities:		
Basis differences on property and equipment	$ (561)	$ (640)
Total deferred tax liabilities	(561)	(640)
Non-current deferred tax assets:		
NOL carryforwards	223,709	224,220
Basis differences on land held for investment, development or resale	4,104	4,291
Book reserves not yet deductible for tax return purposes	1,898	3,104
Tax credit carryforwards	2,677	2,676
Other	3,786	2,349
Total deferred tax assets	236,174	236,640
Valuation allowance for deferred tax assets	(229,494)	(232,126)
Deferred tax assets, net of valuation allowance	6,680	4,514
Non-current net deferred tax assets	$ 6,119	$ 3,874

Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. The valuation allowance is adjusted in the period we determine it is more likely than not that deferred tax assets will or will not be realized. We considered these factors in reaching our conclusion to reduce the valuation allowance during 2002, which resulted in a reduction to our provision for income taxes.

For federal income tax purposes, KINA had net operating loss ("NOL") carryforwards of approximately $640.0 million at December 31, 2002, of which $263.6 million are unrestricted as to use. However, due to the change of ownership of KINA in 1996, $376.4 million of these NOL carryforwards (the "Pre-Change NOLs") are limited in their availability to offset our future taxable income. As a result of these limitations, approximately $11.3 million of Pre-Change NOLs will become available for use each year through the year 2008, an additional $8.5 million will be available in 2009. The remaining Pre-Change NOLs are expected to expire unutilized.

Our restricted NOL carryforwards expire as follows: $57.0 million in 2005, $18.3 million in 2006, and $1.0 million in 2009. Our unrestricted NOLs expire as follows: $12.3 million in 2005, $30.5 million in 2007, $56.5 million in 2008, $8.0 million in 2011, $57.0 million in 2012, $32.6 million in 2019, $17.7 million in 2020 and $49.0 million in 2021.

Note 21—Extraordinary Loss on Early Extinguishment of Debt, Net of Income Tax Effect

During 2002, we recognized a $20.5 million extraordinary loss on early extinguishment of debt, net of income tax effect, in connection with the Company's refinancing of its long-term debt. Of this amount, $14.6 million related to our repurchase and redemption of the entire outstanding balance of $200 million principal amount of our 9% Senior Subordinated Notes. The remaining $5.9 million related to the repurchase and redemption of our 8 5/8% Senior Subordinated Notes. The extraordinary loss consists of the premium paid on the repurchase and redemption of the notes, the non-cash charge to write-off the balance of the related debt issuance costs, the remaining unamortized discount on the notes and other direct costs. The applicable net income tax effect was insignificant.

Note 22—Commitments and Contingencies

Lease Obligations

We lease office space in numerous locations throughout the United States for sales and marketing, public relations, tour operations and travel reservation services and other administrative services. These offices support our operations in The Bahamas. In addition, we have obligations under certain operating leases related to equipment acquired for our operations in The Bahamas.

Future minimum lease obligations under various non-cancelable operating leases with terms in excess of one year at December 31, 2002 are as follows (in thousands of US dollars):

Year Ending December 31,	
2003	$ 5,014
2004	2,413
2005	1,912
2006	2,324
2007	1,819
Thereafter	19,806
	$ 33,288

Casino License

The operations of casinos in The Bahamas are subject to regulatory controls. The operator must obtain a casino license and the license must be periodically renewed and is subject to revocation at any time. In the event that we are not able to maintain our license, we believe that we would still realize the carrying value of our related assets.

Heads of Agreement

We have an agreement with the Bahamian government, which we refer to as the Heads of Agreement, that governs our gaming taxes and fees in The Bahamas and provides us with certain tax incentives to encourage us to further expand Atlantis. Under this agreement, we currently pay an annual license fee of $100,000 per thousand square feet of casino space, a minimum annual casino win tax of $4.3 million on all gaming win up to $20.0 million and a 10% gaming tax on all gaming win over $20.0 million. Subject to the condition described below, the agreement also provides for tax incentives consisting of a $5.0 million reduction of annual casino license fees and a 50% credit against all win tax on win over $20.0 million until 2009. This tax structure became effective January 1, 1998.

In order to secure the tax incentives, we were obligated to begin construction of at least 562 rooms on Paradise Island in place of Pirate's Cove Beach Resort, a 562-room hotel on Paradise Island that we demolished during the fourth quarter of 1998. We had plans for an additional 700-room Phase III hotel project at Atlantis that would have satisfied this condition, but we postponed this project. As a result, in June 2000, we were notified by the Bahamian government that the approximately $3.0 million in annual tax incentives would be suspended. Effective July 1, 2000, the casino win tax reverted back to the structure in place prior to January 1, 1998 as follows: there is no change in win tax on gaming win up to $20.0 million, however, we incur 12.5% win tax on gaming win between $20.0 million and $120.0 million, and a 10% win tax on gaming win in excess of $120.0 million. The $5.0 million annual reduction of fees still applies, however, in lieu of the 50% credit on win tax to be paid on gaming win over $20.0 million, we receive a 45% credit on win tax to be paid on gaming win between $20.0 million and $120.0 million. The suspended tax incentives will be prospectively reinstated if and when we meet certain expansion milestones. We estimate that the effect of these additional incentives when we had them in place was an approximate $3.0 million decrease per year in gaming win tax.

The agreement also provides for a five-year joint marketing agreement that expires in January 2003 pursuant to which the Bahamian government agreed to match our contribution, up to $4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media.

The Heads of Agreement also required that SIIL control a majority of our board of directors until June 30, 2004. As part of the restructuring of SIIL, we entered into a governance agreement with the shareholders of SIIL that, among other things, required us to submit to our shareholders an amendment to our articles of association that would set the term of our existing directors to expire at our annual general meeting in 2004. At our annual shareholders meeting in September 2001, the amendment to our articles of association was adopted and our existing directors were elected to terms expiring in 2004. We believe that this amendment to our articles of association satisfies the terms of the Heads of Agreement.

Guarantees

As of December 31, 2002, the Company had executed various guarantees. As discussed in Note 2—Summary of Significant Accounting Policies, the Company has adopted the disclosure provisions of FIN 45 and will adopt recognition and measurement provisions on any guarantees entered into or modifications to existing guarantees after December 31, 2002. With respect to the Company's existing guarantees, no carrying value is estimated or recorded as of December 31, 2002.

On September 12, 2002, we agreed with the various owners of Palmilla Resort that in the event that Palmilla Resort obtains third-party debt financing for its planned redevelopment, we have agreed to guarantee up to $38.0 million of such financing. We have agreed to provide these guarantees for a period ending no later than the later of (i) the date of repayment at maturity of the underlying obligations or (ii) three years from the date of the guarantee. The purpose of these guarantees is to assist the Palmilla Resort in obtaining financing for its planned redevelopment on commercially reasonable terms. In addition, to the extent that the Palmilla Resort incurs expenditures that we approve in excess of budgeted amounts and for which it is otherwise unable to obtain third-party financing, we have agreed to make unsecured subordinated loans to the Palmilla Resort in the amount of such expenditures. Any amounts loaned to cover such expenditures must be prepaid no later than December 31, 2008. The planned redevelopment will require the resort to be closed from April 2003 to early 2004. It is expected to cost $75.0 million at the property level and will increase the room count to 174 rooms and significantly upgrade the amenities and public areas offered by the resort.

In connection with our purchase of a 25% equity interest in One&Only Kanuhura, we were required to guarantee certain of its obligations to its other shareholders. We are not obligated under these guarantees unless the property's senior bank debt agreement prevents available cash flow from being distributed to the shareholders, nor until Kanuhura repays certain senior debt owed to us. As of December 31, 2002, the amount of senior debt owed to us was $4.5 million, excluding accrued interest. Our obligations under these guarantees expire when the underlying obligations are repaid. Upon us having to satisfy these guarantees, we shall be deemed to have made a loan to One&Only Kanuhura on the same terms of the underlying note that was satisfied.

Commitment with Reethi Rah

On December 4, 2002, we entered into a senior subordinated credit agreement with Reethi Rah Resort Pvt Ltd and various other financial institutions (the "Senior Lenders"). The agreement obligates Kerzner to make completion loans (in an amount not to exceed $20.0 million) and operating loans (in an amount not to exceed $3.0 million per year, for a four-year period). The purpose of the completion loans is to provide subordinated financing for the building and developing of a new resort on Medhufinolhu, Kaafu Atoll, Republic of Maldives. The purpose of the operating loans is to provide working capital on a standby basis to the new resort once it has opened. Among other conditions, Kerzner is not obligated to make any completion loan after the resort has opened or until Reethi Rah Resort Pvt Ltd has borrowed a minimum of $20.0 million from the Senior Lenders. Kerzner is not obligated to make any operating loans unless, among other conditions, the resort has opened for business to the general public. Once made, both the completion loans and the operating loans will be subordinated to all other loans made to the borrower by the Senior Lenders and will become immediately due and payable upon termination or cancellation of our management agreement related to the property.

As a condition to entering the senior subordinated credit agreement, we obtained a personal guarantee from Mohamed Adil, an indirect holder of the majority outstanding shares in Reethi Rah Resort Pvt Ltd, pursuant to which Mr. Adil unconditionally guaranteed all of the payment and performance obligations of Reethi Rah Resort Pvt Ltd to Kerzner under the senior subordinated credit agreement and certain other agreements relating to resort. Reethi Rah Resort Pvt Ltd also granted us a security interest in substantially all of the assets that will comprise the new resort, including a long-term lease that Reethi Rah Resort Pvt Ltd has obtained from the government of the Maldives.

Executive and Employee Bonus Plans

In 1998, we created a bonus plan for certain of our executives that was payable based upon the attainment of specified earnings per share. A portion of the bonus was payable in Ordinary Shares that vested over a three-year period. The compensation expense related to the 1998 bonus plan amounted to $0, $0.6 million and $0.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. During the year ended December 31, 2002, 32,000 shares of restricted stock were exercised. The bonus plan in effect for the years 2000 through 2002 does not provide for the issuance of Ordinary Shares.

Effective for the year 2002 and 2001, we have a bonus plan whereby our employees, including officers, will qualify for bonuses if we attain either certain levels of earnings or earnings per share, and such bonuses are calculated as a percentage of each individual's salary. Such percentage is based on, among other things, each employee's level of responsibility. Bonuses paid to our officers under this bonus plan could reach a maximum of 60% of the respective employee's base salary. The compensation expense related to this bonus plan amounted to $17.0 million for the year ended December 31, 2002.

Litigation, Claims and Assessments

The Company is involved in certain litigation and claims incidental to its business. The Company does not believe, based on currently available information, that these matters will have a material adverse effect on the accompanying consolidated financial statements.

Note 23—Segment Information

SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" requires the disclosure of information regarding our operations based upon how management makes operating decisions and assesses performance of such segments. We operate in five geographical regions in one industry, the development, operation and management of premier resort and casino properties. We evaluate the performance of our segments based primarily on operating profit before corporate expenses, interest expense, interest income, income taxes and non-recurring items. The following is an analysis of net revenues, contribution to consolidated income (loss) before provision for income taxes and total assets, depreciation and amortization of goodwill and capital additions by geographical location:

Net Revenues

	For The Year Ended December 31,		
	2002	2001	2000
Casino/hotel:			
Atlantic City, New Jersey (a)			
Gaming	$ -	$ -	$ 235,827
Rooms	-	-	16,412
Food and beverage	-	-	26,039
Other	-	-	4,973
Less: promotional allowances	-	-	(25,288)
	-	-	257,963
Paradise Island, The Bahamas:			
Gaming	129,916	116,490	132,108
Rooms	184,776	176,573	177,596
Food and beverage	131,377	121,415	121,679
Other (b)	90,201	78,552	66,280
Insurance recovery	1,110	2,000	-
Less: promotional allowances	(22,210)	(22,778)	(26,491)
	515,170	472,252	471,172
Total casino/hotel	515,170	472,252	729,135
Real estate related – Ocean Club Estates	-	9,771	108,650
Management and other fees:			
Connecticut	30,909	27,396	23,575
Mauritius	7,074	6,841	7,539
Dubai	1,232	1,123	1,221
Harborside at Atlantis	1,579	1,408	3,428
Maldives (c)	383	38	-
Mexico (d)	128	-	-
Other segments	17,223	14,212	11,147
Net revenues	$ 573,698	$ 533,041	$ 884,695

Contribution to Consolidated Income (Loss) before Provision for Income Taxes and Extraordinary Items

	For The Year Ended December 31,		
	2002	2001	2000
Casino/hotel:			
Atlantic City, New Jersey (a)	$ -	$ -	$ 7,593
Paradise Island, The Bahamas (b)	87,117	68,183	85,666
	87,117	68,183	93,259
Real estate related - Ocean Club Estates	-	6,906	76,378
Management and other fees, net of amortization			
Connecticut	30,429	26,916	23,096
Mauritius	6,924	6,841	7,539
Dubai	1,232	1,123	1,221
Harborside at Atlantis	1,579	1,408	3,428
Maldives (c)	383	38	-
Mexico (d)	128	-	-
General corporate	(32,815)	(23,896)	(23,330)
Kerzner Interactive	(8,167)	-	-
Pre-opening expenses	-	(6,904)	(7,616)
Restructuring (costs) reversal	1,000	(5,732)	-
Purchase termination costs	-	-	(11,202)
Transaction costs	-	-	(7,014)
Write-down of net assets held for sale	-	-	(229,208)
Other segments	1,570	3,154	1,694
Corporate marketing, retail and public relations	(2,108)	(2,359)	(3,089)
Income (loss) from operations	87,272	75,678	(74,844)
Other income (expense):			
Interest income	3,525	7,471	4,194
Interest expense, net of capitalization	(39,104)	(52,702)	(45,678)
Equity in earnings of associated companies:			
Mauritius	1,736	3,302	3,445
Harborside at Atlantis	(5,214)	472	780
Maldives (c)	(658)	(715)	-
Mexico (d)	(143)	-	-
Trading Cove New York	(930)	-	-
Gain on settlement of territorial dispute	14,459	-	-
Other, net	(168)	(760)	(688)
Income (loss) before provision for income taxes and extraordinary items	$ 60,775	$ 32,746	$(112,791)

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions

	As of December 31, 2002	Year Ended December 31, 2002	
	Total Assets	Depreciation and Amortization of Goodwill	Capital Additions
Casino/hotel:			
Paradise Island, The Bahamas	$ 1,160,033	$ 54,622	$ 38,325
Real estate related:			
Atlantic City, New Jersey	53,605	-	-
Paradise Island, The Bahamas	13,792	-	-
	67,397	-	-
Equity investment in Mauritius	22,818	-	-
Equity investment in Maldives (c)	2,393	-	-
Equity investment in Mexico (d)	40,668	-	-
Equity investment in Trading Cove New York	1,692	-	-
General corporate	111,760	1,073	1,199
Corporate marketing, retail and public relations	1,066	245	-
Other segments	1,951	366	-
	$ 1,409,778	$ 56,306	$ 39,524

	As of December 31, 2001	Year Ended December 31, 2001	
	Total Assets	Depreciation and Amortization of Goodwill	Capital Additions
Casino/hotel:			
Paradise Island, The Bahamas	$ 1,165,711	$ 50,035	$ 65,882
Real estate related:			
Atlantic City, New Jersey	53,575	-	-
Paradise Island, The Bahamas	13,946	-	-
	67,521	-	-
Equity investment in Mauritius	22,891	-	-
Equity investment in Maldives (c)	3,053	-	-
General corporate	93,417	1,161	1,708
Trading Cove New York	1,523	-	-
Corporate marketing, retail and public relations	1,311	287	-
Other segments	1,604	7	-
	$ 1,357,031	$ 51,490	$ 67,590

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions (Continued)

	As of December 31, 2000	Year Ended December 31, 2000	
	Total Assets	Depreciation and Amortization of Goodwill	Capital Additions
Casino/hotel:			
Atlantic City, New Jersey	$ -	$ 16,236	$ 11,316
Paradise Island, The Bahamas (e)	1,162,060	42,422	137,987
	1,162,060	58,658	149,303
Real estate related:			
Atlantic City, New Jersey	56,176	-	-
Paradise Island, The Bahamas	17,538	-	-
	73,714	-	-
Net assets held for sale (a)	138,350	-	-
Equity investment in Mauritius	25,467	-	-
General corporate	58,632	1,257	6,589
Corporate marketing, retail and public relations	1,404	304	-
Other segments	1,164	4	-
	$ 1,460,791	$ 60,223	$ 155,892

_____

(a) See discussion of the Resorts Atlantic City Sale in Note 3 herein.

(b) Includes tour operations.

(c) We acquired a 25% interest in Kanuhura effective August 1, 2001.

(d) We acquired a 50% interest in Palmilla Resort effective September 12, 2002.

(e) In 2000, capital additions on Paradise Island, The Bahamas included $113.8 million of costs for the Ocean Club addition and renovated golf course, including a new clubhouse.

Note 24—Fair Value of Financial Instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The assumptions used have a significant effect on the estimated amounts reported.

We used the following methods and assumptions in estimating fair value disclosures for financial instruments: (a) cash and cash equivalents, receivables, other current assets, accounts payable, accrued liabilities and variable rate debt: the amounts reported in the accompanying consolidated balance sheets approximate fair value due to the nature and short-term maturities of such assets and liabilities; (b) fixed-rate debt: fixed rate debt is valued based upon published market quotations, as applicable (the fair value of our fixed rate debt at December 31, 2002 was approximately $425.3 million as compared to its carrying value of $405.7 million); (c) swap agreements: the fair value of our swap agreements was determined from the representations of financial institutions. The fair value of our swap agreements at December 31, 2002 equal their carrying value of $19.6 million and are included in deferred charges and other assets in the accompanying consolidated balance sheets. The fair value of our swap agreements at December

31, 2001 totaled $5.5 million and is included in other long-term liabilities in the accompanying consolidated balance sheets.

Note 25 – Quarterly Financial Information (Unaudited)

For the Quarter Ended	Net Revenues	Income from Operations	Income Before Provision for Income Taxes and Extraordinary Item	Net Income (Loss)	Diluted Earnings (Loss) per Share
March 31, 2002	$ 156,970	$ 38,454	$ 29,902	$ 29,610	$ 1.04
June 30, 2002	151,314	29,380	25,276	9,772	0.34
September 30, 2002	129,305	10,113	832	(437)	(0.02)
December 31,2002	136,109	9,325	4,765	1,209	0.04

Note 26 - Supplemental Condensed Consolidating Financial Information

Our 8 7/8% Senior Subordinated Notes were co-issued by Kerzner and KINA. The 8 7/8% Senior Subordinated Notes are guaranteed by substantially all of our wholly owned subsidiaries (the "Subsidiary Guarantors") and are jointly and severally irrevocably and unconditionally guaranteed. Separate financial statements of the Subsidiary Guarantors are not presented because we have determined that they would not be material to investors. The following supplemental financial information sets forth balance sheets, statements of operations and statements of cash flows for each of the co-issuers of the 8 7/8% Senior Subordinated Notes, Kerzner and KINA, and, on a combined basis, for the Subsidiary Guarantors. Kerzner's non-guarantor subsidiaries are minor and, therefore, are not separately presented.

Kerzner International Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Balance Sheet at December 31, 2002

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 1,398	$ 2,996	$ 26,475	$ 3,143	$ 34,012
Restricted cash	-	-	4,842	-	4,842
Trade receivables, net	61	1,186	43,881	(157)	44,971
Due from affiliates	239,102	239,222	(450,282)	-	28,042
Inventories	-	-	8,969	-	8,969
Prepaid expenses and other assets	57	73	14,182	-	14,312
Total current assets	240,618	243,477	(351,933)	2,986	135,148
Property and equipment, net	-	53,925	1,050,539	23,911	1,128,375
Notes receivable	13,600	-	120	-	13,720
Due from affiliates - non-current	4,925	-	19,454	-	24,379
Deferred tax asset, net	-	6,119	-	-	6,119
Deferred charges and other assets, net	19,985	8,614	6,499	-	35,098
Investment in subsidiaries	365,088	10	280,049	(645,147)	-
Investment in associated companies	2,393	-	71,571	(7,025)	66,939
Total assets	$ 646,609	$ 312,145	$ 1,076,299	$ (625,275)	$ 1,409,778
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Current maturities of long-term debt	$ -	$ 19	$ 256	$ -	$ 275
Accounts payable and accrued liabilities	27,682	20,246	105,257	2,986	156,171
Capital creditors	-	-	1,538	-	1,538
Total current liabilities	27,682	20,265	107,051	2,986	157,984
Deferred revenue – non-current	-	-	18,028	-	18,028
Other long-term liabilities	-	148	2,549	-	2,697
Long-term debt, net of current maturities	19,574	405,726	72,456	-	497,756
Total liabilities	47,256	426,139	200,084	2,986	676,465
Shareholders' equity	599,353	(113,994)	876,215	(628,261)	733,313
Total liabilities and shareholders' equity	$ 646,609	$ 312,145	$ 1,076,299	$ (625,275)	$ 1,409,778

Kerzner International Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Balance Sheet at December 31, 2001

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 4,065	$ 1,242	$ 18,003	$ 7,161	$ 30,471
Restricted cash	-	-	4,518	-	4,518
Trade receivables, net	82	1,102	36,270	-	37,454
Due from affiliates	336,351	237,801	(547,185)	1,397	28,364
Inventories	-	91	8,716	-	8,807
Prepaid expenses and other assets	5	188	5,033	-	5,226
Total current assets	340,503	240,424	(474,645)	8,558	114,840
Property and equipment, net	-	54,221	1,077,060	23,911	1,155,192
Note receivable	-	18,018	-	-	18,018
Due from affiliates - non-current	3,250	-	12,638	-	15,888
Deferred tax asset, net	-	3,874	-	-	3,874
Deferred charges and other assets, net	2,477	9,898	6,317	-	18,692
Investment in subsidiaries	356,567	10	280,049	(636,626)	-
Investment in associated companies	3,053	-	34,425	(6,951)	30,527
Total assets	$ 705,850	$ 326,445	$ 935,844	$ (611,108)	$ 1,357,031
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Current maturities of long-term debt	$ -	$ 70	$ 191	$ -	$ 261
Accounts payable and accrued liabilities	23,054	18,629	97,718	8,662	148,063
Due to affiliates - current	-	-	(1,397)	1,397	-
Capital creditors	-	-	6,570	-	6,570
Total current liabilities	23,054	18,699	103,082	10,059	154,894
Other long-term liabilities	5,503	-	-	-	5,503
Long-term debt, net of current maturities	94,497	399,438	24,296	-	518,231
Total liabilities	123,054	418,137	127,378	10,059	678,628
Shareholders' equity	582,796	(91,692)	808,466	(621,167)	678,403
Total liabilities and shareholders' equity	$ 705,850	$ 326,445	$ 935,844	$ (611,108)	$ 1,357,031

Kerzner International Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2002

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Casino and resort revenues	$ -	$ -	$ 512,778	$ (4,781)	$ 507,997
Less: promotional allowances	-	-	(22,210)	-	(22,210)
	-	-	490,568	(4,781)	485,787
Tour operations	-	-	41,063	-	41,063
Management and other fees	-	16,801	24,504	-	41,305
Insurance recovery	-	-	1,100	-	1,100
Other	-	1,280	3,163	-	4,443
Affiliated sales	-	-	10,339	(10,339)	-
	-	18,081	570,737	(15,120)	573,698
Expenses:					
Casino and resort expenses	-	-	281,316	(12,843)	268,473
Tour operations	-	-	36,772	(5)	36,767
Selling, general and administrative	2,361	-	92,827	(2,272)	92,916
Management fee	1,100	-	(1,100)	-	-
Corporate expenses	6,188	10,079	17,114	(417)	32,964
Depreciation and amortization	-	75	56,231	-	56,306
Restructuring costs (reversal)	-	-	(1,000)	-	(1,000)
	9,649	10,154	482,160	(15,537)	486,426
Income (loss) from operations	(9,649)	7,927	88,577	417	87,272
Other income and expenses:					
Interest income	1,474	704	1,347	-	3,525
Interest expense, net of capitalization	(846)	(36,638)	(1,620)	-	(39,104)
Affiliated interest income	1,046	18,249	-	(19,295)	-
Affiliated interest expense	-	-	(19,295)	19,295	-
Equity in earnings (losses) of associated companies	(658)	-	(6,288)	1,737	(5,209)
Gain on settlement of territorial and other disputes	14,459	-	-	-	14,459
Dividend income	2,296	-	2,325	(4,621)	-
Other, net	-	(158)	(10)	-	(168)
Income (loss) before provision for income taxes and extraordinary items	8,122	(9,916)	65,036	(2,467)	60,775
Benefit (provision) for income taxes	(1)	2,238	(2,333)	-	(96)
Income (loss) before extraordinary item	8,121	(7,678)	62,703	(2,467)	60,679
Extraordinary loss on early extinguishment of debt, net of income tax effect	(5,901)	(14,624)	-	-	(20,525)
Net income (loss)	$ 2,220	$ (22,302)	$ 62,703	$ (2,467)	$ 40,154

Kerzner International Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2001

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Casino and resort revenues	$ -	$ -	$ 477,183	$ (6,289)	$ 470,894
Less: promotional allowances	-	-	(22,778)	-	(22,778)
	-	-	454,405	(6,289)	448,116
Tour operations	-	-	36,348	-	36,348
Management and other fees	-	15,087	36,806	(15,087)	36,806
Real estate related	-	-	9,771	-	9,771
Insurance recovery	-	-	2,000	-	2,000
Other	-	893	(893)	-	-
Affiliated sales	-	-	9,742	(9,742)	-
	-	15,980	548,179	(31,118)	533,041
Expenses:					
Casino and resort expenses	-	-	267,396	(14,377)	253,019
Tour operations	-	-	32,061	(20)	32,041
Selling, general and administrative	-	-	81,840	(1,634)	80,206
Management fee	634		14,453	(15,087)	-
Real estate related	-	-	3,044	(179)	2,865
Corporate expenses	1,506	8,802	13,456	1,342	25,106
Depreciation and amortization	-	124	51,366	-	51,490
Restructuring costs	-	-	5,732	-	5,732
Pre-opening expenses	-	-	6,904	-	6,904
	2,140	8,926	476,252	(29,955)	457,363
Income (loss) from operations	(2,140)	7,054	71,927	(1,163)	75,678
Other income and expenses:					
Interest income	742	4,296	2,433	-	7,471
Interest expense, net of capitalization	(10,938)	(27,736)	(14,028)	-	(52,702)
Affiliated interest income	7,575	6,931	(1)	(14,505)	-
Affiliated interest expense	-	-	(14,505)	14,505	-
Equity in earnings (loss) of associated companies	(714)	-	471	3,302	3,059
Dividend income	2,836	-	2,872	(5,708)	-
Other, net	-	(664)	(96)	-	(760)
Income (loss) before income taxes	(2,639)	(10,119)	49,073	(3,569)	32,746
Benefit (provision) for income taxes	-	4,597	(4,065)	(1,622)	(1,090)
Net income (loss)	$ (2,639)	$ (5,522)	$ 45,008	$ (5,191)	$ 31,656

Kerzner International Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2000

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Casino and resort revenues	$ -	$ -	$ 762,496	$ (6,630)	$ 755,866
Less: promotional allowances	-	-	(51,779)	-	(51,779)
	-	-	710,717	(6,630)	704,087
Tour operations	-	-	33,192	-	33,192
Management and other fees	2,070	21,846	33,693	(21,846)	35,763
Real estate related	-	-	108,650	-	108,650
Other	-	38	2,965	-	3,003
Affiliated sales	-	244	8,692	(8,936)	-
	2,070	22,128	897,909	(37,412)	884,695
Expenses:					
Casino and resort expenses	-	-	471,780	(18,207)	453,573
Tour operations	-	-	29,637	(11)	29,626
Selling, general and administrative	-	-	100,396	3,069	103,465
Management fee	634		21,212	(21,846)	-
Real estate related	-	-	32,272	-	32,272
Corporate expenses	1,684	11,694	12,379	(417)	25,340
Depreciation and amortization	-	258	59,965	-	60,223
Write-off of Desert Inn costs	-	11,202	-	-	11,202
Transaction costs	7,014	-	-	-	7,014
Pre-opening expenses	-	-	7,616	-	7,616
Write-down of assets to be sold	-	233,085	-	(3,877)	229,208
	9,332	256,239	735,257	(41,289)	959,539
Income (loss) from operations	(7,262)	(234,111)	162,652	3,877	(74,844)
Other income and expenses:					
Interest income	144	234	3,816	-	4,194
Affiliated interest income	8,810	(18,076)	36,152	(26,886)	-
Affiliated interest expense	-	-	(26,886)	26,886	-
Interest expense, net of capitalization	(13,163)	18,075	(50,590)	-	(45,678)
Equity in earnings of associated companies	-	-	780	3,445	4,225
Dividend income	2,839	-	2,848	(5,687)	-
Other, net	-	11	(699)	-	(688)
Income (loss) before income taxes	(8,632)	(233,867)	128,073	1,635	(112,791)
Benefit (provision) for income taxes	27	(4)	(6,336)	-	(6,313)
Net income (loss)	$ (8,605)	$ (233,871)	$ 121,737	$ 1,635	$ (119,104)

Kerzner International Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2002

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net income (loss)	$ 2,220	$ (22,302)	$ 62,703	$ (2,467)	$ 40,154
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:					
Extraordinary loss on early extinguishment of debt, net of income tax effect	5,901	14,624	-	-	20,525
Depreciation and amortization	304	987	56,883	-	58,174
Loss on disposition of assets	-	-	227	-	227
Equity in earnings of associated companies, net of dividends received	658	-	6,288	587	7,533
Provision for doubtful receivables	-	-	3,205	-	3,205
Deferred income tax benefit	-	(6,119)	-	-	(6,119)
Deferred revenue	-	-	18,028	-	18,028
Net change in deferred charges and other assets	-	8	262	-	270
Dividends to parent	-	-	(2,296)	2,296	-
Net change in working capital accounts:					
Receivables	21	(84)	(5,818)	-	(5,881)
Due from affiliates	96,824	(1,170)	(104,665)	-	(9,011)
Inventories and prepaid expenses	(52)	195	(9,402)	-	(9,259)
Accounts payable and accrued liabilities	230	4,982	6,809	(4,434)	7,587
Other	-	158	-	-	158
Net cash provided by (used in) operating activities	106,106	(8,721)	32,224	(4,018)	125,591
Cash flows from investing activities:					
Payments for property and equipment, net of insurance proceeds received	-	(14)	(39,510)	-	(39,524)
Net proceeds from sale of other assets	-	-	126	-	126
Purchase of notes receivable	(13,704)	-	-	-	(13,704)
Proceeds received for repayment of notes receivable	-	18,018	-	-	18,018
Deposit received	4,500	-	-	-	4,500
Advances to/Repayments from associated companies	(9,771)	-	9,465	-	(306)
Acquisition of equity interest in associated company	-	-	(40,812)	-	(40,812)
CRDA deposits and other	-	(158)	(120)	-	(278)
Net cash provided by (used in) investing activities	(18,975)	17,846	(70,851)	-	(71,980)
Cash flows from financing activities:					
Proceeds from issuance of debt	-	206,000	-	-	206,000
Borrowings	-	-	111,000	-	111,000
Repayment of borrowings	-	(70)	(63,213)	-	(63,283)
Early redemption of debt	(104,135)	(209,000)	-	-	(313,135)
Debt issuance and modification costs	-	(4,301)	(364)	-	(4,665)
Proceeds from the exercise of share options	14,702	-	-	-	14,702
Repurchase of ordinary shares	(365)	-	-	-	(365)
Net cash provided by (used in) financing activities	(89,798)	(7,371)	47,423	-	(49,746)
Increase (decrease) in cash, cash equivalents and restricted cash	(2,667)	1,754	8,796	(4,018)	3,865
Cash, cash equivalents and restricted cash at beginning of period	4,065	1,242	22,521	7,161	34,989
Cash, cash equivalents and restricted cash at end of period	$ 1,398	$ 2,996	$ 31,317	$ 3,143	$ 38,854

Kerzner International Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2001

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net income (loss)	$ (2,639)	$ (5,522)	$ 45,008	$ (5,191)	$ 31,656
Adjustments to reconcile net income (loss)					
to net cash provided by (used in) operating activities:					
Depreciation and amortization	263	1,160	54,269	-	55,692
Deferred income tax benefit	-	(3,874)	-	-	(3,874)
Provision for doubtful receivables	-	-	6,355	-	6,355
(Gain) loss on disposition of other assets	-	664	96	-	760
Equity in earnings of associated companies,					
net of dividends received	714	-	(471)	(430)	(187)
Dividends to parent	-	-	(2,836)	2,836	-
Net change in deferred charges and other assets	-	108	(1,506)	-	(1,398)
Net change in working capital accounts:					
Receivables	8	(6,289)	2,559	-	(3,722)
Due from affiliates	1,100	-	277	-	1,377
Inventories and prepaid expenses	256	(53)	4,895	-	5,098
Accounts payable and accrued liabilities	3,445	5,143	(9,697)	2,785	1,676
Other	-	-	5,900	-	5,900
Net cash provided by (used in) operating activities	3,147	(8,663)	104,849	-	99,333
Cash flows from investing activities:					
Payments for property and equipment, net of insurance proceeds received	-	(399)	(67,191)	-	(67,590)
Proceeds received from the sale of Resorts Atlantic City, net	-	120,850	-	-	120,850
Proceeds received from repayment of note receivable	12,000	-	-	-	12,000
Proceeds from the sale of assets	-	2,196	351	-	2,547
Acquisition of equity interest in associated companies	(3,768)	-	-	-	(3,768)
Advances to associated companies	(3,250)	-	(3,170)	-	(6,420)
Net cash provided by (used in) investing activities	4,982	122,647	(70,010)	-	57,619
Cash flows from financing activities:					
Proceeds from the exercise of share options	7,930	-	-	-	7,930
Borrowings	-	200,000	74,500	-	274,500
Repayment of borrowings	(68,270)	(79,063)	(272,403)	-	(419,736)
Debt issuance and modification costs	(500)	(6,250)	(2,055)	-	(8,805)
Advances from (repayments to) affiliates	56,670	(226,704)	170,034	-	-
Net cash used in financing activities	(4,170)	(112,017)	(29,924)	-	(146,111)
Increase in cash and cash equivalents	3,959	1,967	4,915	-	10,841
Cash and cash equivalents at beginning of period	106	(725)	24,767	-	24,148
Cash and cash equivalents at end of period	$ 4,065	$ 1,242	$ 29,682	$ -	$ 34,989

Kerzner International Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2000

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net income (loss)	$ (8,605)	$ (233,871)	$ 121,737	$ 1,635	$ (119,104)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:					
Depreciation and amortization	185	333	63,822	-	64,340
Write-down of net assets held for sale	-	233,085	-	(3,877)	229,208
Purchase termination costs	-	11,202	-	-	11,202
(Gain) loss on disposition of other assets	-	(24)	712	-	688
Equity in earnings of associated companies, net of dividends received	-	-	(780)	(597)	(1,377)
Dividends to parent	-	-	(2,839)	2,839	-
Provision for doubtful receivables	-	-	6,492	-	6,492
Provision for discount on CRDA obligations, net	-	-	799	-	799
Net change in deferred tax liability	-	205	-	-	205
Net change in deferred charges and other assets	-	(899)	(769)	-	(1,668)
Net change in working capital accounts:					
Receivables	10	603	(9,792)	-	(9,179)
Due from affiliates	-	-	(4,658)	-	(4,658)
Inventories and prepaid expenses	289	(171)	(2,170)	-	(2,052)
Accounts payable and accrued liabilities	1,463	(114)	25,141	-	26,490
Other	-	-	23,912	-	23,912
Net cash provided by (used in) operating activities	(6,658)	10,349	221,607	-	225,298
Cash flows from investing activities:					
Payments for property and equipment, net of insurance proceeds received	-	(6,099)	(149,793)	-	(155,892)
Net proceeds from the sale of other assets	-	170	331	-	501
Deposit refunded for proposed Desert Inn acquisition	-	7,750	-	-	7,750
Advances to associated companies	-	-	(18,663)	-	(18,663)
Reclassification of cash to net assets held for sale	-	-	(21,453)	-	(21,453)
CRDA deposits and other	-	(361)	(2,334)	-	(2,695)
Net cash provided by (used in) investing activities	-	1,460	(191,912)	-	(190,452)
Cash flows from financing activities:					
Proceeds from the exercise of share options	2,866	-	-	-	2,866
Borrowings	125,000	-	77,000	-	202,000
Repayment of borrowings	-	(16)	(113,047)	-	(113,063)
Repurchase of Ordinary Shares	(141,792)	-	-	-	(141,792)
Debt issuance and modification costs	-	-	(919)	-	(919)
Advances from (repayments to) affiliates	20,536	(18,958)	(1,578)	-	-
Net cash provided by (used in) financing activities	6,610	(18,974)	(38,544)	-	(50,908)
Decrease in cash and cash equivalents	(48)	(7,165)	(8,849)	-	(16,062)
Cash and cash equivalents at beginning of period	154	6,440	33,616	-	40,210
Cash and cash equivalents at end of period	$ 106	$ (725)	$ 24,767	$ -	$ 24,148

Exhibit 4.3(b)

SUN INTERNATIONAL HOTELS LIMITED
SUN INTERNATIONAL NORTH AMERICA, INC.
SUN INTERNATIONAL BAHAMAS LIMITED

December 14, 2001

Canadian Imperial Bank of Commerce
  as Administrative Agent
425 Lexington Avenue
New York, NY 10017

Each of the Lenders party to the
  Credit Agreement referred to below

LETTER AMENDMENT

Gentlemen and Ladies:

We refer to the Fourth Amended and Restated Revolving Credit Agreement, dated as of November 9, 2001 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Credit Agreement"), among Sun International Hotels Limited, a corporation organized under the laws of The Commonwealth of the Bahamas ("SIHL"), Sun International North America, Inc., a corporation organized under the laws of the State of Delaware ("SINA"), Sun International Bahamas Limited, a corporation organized under the laws of The Commonwealth of the Bahamas ("SIBL"; SIHL, SINA and SIBL are each individually referred to as a "Borrower" and collectively referred to as the "Borrowers"), the financial institutions as are or may become parties thereto (collectively referred to as the "Lenders"), Canadian Imperial Bank of Commerce, acting through one or more of its agencies, branches or affiliates ("CIBC"), as the administrative agent (in such capacity, the "Administrative Agent"), Deutsche Bank Alex.Brown Inc. and Bear Stearns Corporate Lending Inc., as co-syndication agents (collectively in such capacities, the "Co-Syndication Agents") and Bank of America, N.A. and Wells Fargo Bank, N.A., as co-documentation agents (collectively in such capacities, the "Co-Documentation Agents"). Unless otherwise defined in this letter (this "Letter") or the context otherwise requires, terms used in this Letter have the meanings provided in the Credit Agreement.

By this Letter, the Borrowers hereby request that the Foreign Currency Letter of Credit Commitment Amount be increased from $3,000,000 to $30,000,000. Upon the receipt of approval of the Required Lenders, the figure "$3,000,000" in the definition of the term "Foreign Currency Letter of Credit Commitment Amount" in the Credit Agreement shall be deleted and replaced with the figure "$30,000,000".

In order to induce the Lenders to agree to the foregoing amendment, the Borrowers hereby (a) confirm and restate all representations and warranties contained in the Credit Agreement and the Loan Documents as of the date hereof and (b) confirm that, after giving effect hereto, no Default has occurred and is continuing. This Letter shall become effective as of the date first above written upon receipt by the Administrative Agent of counterparts of this Letter duly executed by each of the Borrowers, the Required Lenders and each of the Guarantors.

This Letter may be executed by the parties hereto in several counterparts, each of which shall be an original and all of which shall constitute together but one and the same agreement. Delivery of an executed counterpart of a signature page to this Letter by facsimile shall be effective as delivery of a manually executed counterpart of this Letter.

THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK. Except as expressly stated herein, all of the terms and provisions of the Credit Agreement and the other Loan Documents shall remain in full force and effect. This Letter is a Loan Document executed pursuant to the Credit Agreement and shall be construed and administered in accordance with all of the terms and provisions of the Credit Agreement. No modification by any Lender hereunder shall be applicable to subsequent transactions. No modification hereunder shall require any similar or dissimilar modification hereafter to be granted.

[Signature pages omitted]

Exhibit 4.3(d)

May 22, 2002

Canadian Imperial Bank of Commerce,
as Administrative Agent
10880 Wilshire Boulevard
Suite 1700
Los Angeles, California 90024

  Re: Fourth Amended and Restated Revolving Credit Agreement

Ladies and Gentlemen:

  Please refer to that certain Fourth Amended and Restated Revolving Credit Agreement dated as of November 9, 2001 among Sun International Hotels Limited, Sun International North America, Inc., Sun International Bahamas Limited, various financial institutions and Canadian Imperial Bank of Commerce, as the administrative agent for such financial institutions (as the same has been amended or modified, the "Credit Agreement"). Capitalized terms used in this letter and not otherwise defined shall have the meanings ascribed thereto in the Credit Agreement.

  Section 2.2.3 of the Credit Agreement permits the Borrowers to request an optional increase of up to $150,000,000 in the Commitment Amount. This letter will evidence the formal request of the Borrowers to increase the Commitment Amount by $100,000,000, effective as of May 31, 2002. After giving effect to such increase, the Commitment Amount under the Credit Agreement will be $300,000,000. The Administrative Agent and the Borrowers have agreed that the $100,000,000 in new Commitments will be allocated among such financial institutions as may be mutually agreed by the Administrative Agent and the Borrowers. This letter will also confirm that each Increasing Lender will receive a fee of 25 basis points on the amount of the increase in its Commitment and that each Additional Increasing Lender will receive a fee of 25 basis points on the amount of its new Commitment.

  Upon the effectiveness of the proposed increase to the Commitment Amount, the Borrowers shall issue replacement Notes to each Increasing Lender and new Notes to each Additional Increasing Lender. To the extent that such increase results in any loss or expense to any Lender as the result of the prepayment of any LIBO Rate Loan on a date other than the scheduled last day of the interest period applicable thereto, the Borrowers shall be responsible for such loss or expenses pursuant to Section 4.4.

If this letter accurately reflects your understanding please so indicate by signing in the space provided below and returning a copy of this letter to us.

Very truly yours,

SUN INTERNATIONAL HOTELS LIMITED

By:_____
Its:_____

SUN INTERNATIONAL NORTH AMERICA, INC.

By:_____
Its:_____

SUN INTERNATIONAL BAHAMAS LIMITED

By:_____
Its:_____

Accepted and Agreed
as of June 4, 2002:

CANADIAN IMPERIAL BANK OF COMMERCE,
as Administrative Agent

By: _____
Title: Managing Director,
        CIBC World Markets Corp., AS AGENT

Exhibit 4.3(g)

THIRD AMENDMENT TO FOURTH AMENDED
AND RESTATED CREDIT AGREEMENT

THIS THIRD AMENDMENT TO FOURTH AMENDED AND RESTATED CREDIT AGREEMENT, dated as of May 15, 2003 (this "Amendment"), is among KERZNER INTERNATIONAL LIMITED, a corporation organized under the laws of The Commonwealth of the Bahamas and formerly known as Sun International Hotels Limited ("KIL"), KERZNER INTERNATIONAL NORTH AMERICA, INC., a corporation organized under the laws of the State of Delaware and formerly known as Sun International North America, Inc. ("KINA"), KERZNER INTERNATIONAL BAHAMAS LIMITED, a corporation organized under the laws of The Commonwealth of the Bahamas and formerly known as Sun International Bahamas Limited ("KIBL"; KIL, KINA and KIBL are each individually referred to as a "Borrower" and collectively referred to as the "Borrowers"), the financial institutions as are or may become parties hereto (collectively referred to as the "Lenders") and CANADIAN IMPERIAL BANK OF COMMERCE, acting through one or more of its agencies, branches or affiliates ("CIBC"), as the administrative agent (in such capacity, the "Administrative Agent").

W I T N E S S E T H:

WHEREAS, the Borrowers, Lenders and the Administrative Agent are parties to the Fourth Amended and Restated Credit Agreement, dated as of November 9, 2001, as amended by those certain letter agreements dated December 14, 2001 and August 30, 2002, that certain First Amendment to Fourth Amended and Restated Credit Agreement dated as of May 8, 2002 and that certain Second Amendment to Fourth Amended and Restated Credit Agreement dated as of November 20, 2002 (as amended, supplemented, amended and restated or otherwise modified through the date hereof, the "Existing Credit Agreement");

WHEREAS, the Borrowers have requested that the Required Lenders amend the Existing Credit Agreement as set forth below; and

WHEREAS, the Required Lenders have agreed, subject to the terms and conditions hereinafter set forth, to amend the Existing Credit Agreement in certain respects (the Existing Credit Agreement, as so amended or otherwise modified by this Amendment, being referred to as the "Credit Agreement");

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto agree as follows.

PART I

DEFINITIONS

SUBPART 1.1. Certain Definitions. The following terms (whether or not underscored) when used in this Amendment shall have the following meanings (such meanings to be equally applicable to the singular and plural forms thereof):

"Amendment" is defined in the preamble.

"Borrowers" is defined in the preamble.

"Credit Agreement" is defined in the third recital.

"Existing Credit Agreement" is defined in the first recital.

"Amendment Effective Date" is defined in Subpart 3.1.

"Lenders" is defined in the first recital.

SUBPART 1.2. Other Definitions. Terms for which meanings are provided in the Existing Credit Agreement are, unless otherwise defined herein or the context otherwise requires, used in this Amendment with such meanings.

PART II

AMENDMENTS

Effective on (and subject to the occurrence of) the Amendment Effective Date, the Existing Credit Agreement is hereby amended in accordance with this Part; except as so amended or otherwise modified by this Amendment, the Existing Credit Agreement and the Loan Documents shall continue in full force and effect in accordance with their terms.

SUBPART 2.1. Amendments to Section 1.1.

(a)   The definition of the term "Total Leverage Ratio" in Section 1.1 of the Existing Credit Agreement is hereby amended and restated in its entirety as follows:

"Total Leverage Ratio" means, as of the last day of any Fiscal Quarter, the ratio of (a) Debt outstanding on the last day of such Fiscal Quarter (exclusive of up to $38,000,000 of Debt arising from the guaranty by Kerzner International Limited of a senior secured term loan to finance the renovation and expansion of the Palmilla) to (b) Consolidated EBITDA for the four Fiscal Quarter period then ended; provided, that in calculating Consolidated EBITDA for such period, any acquisitions or Dispositions during such period shall have been deemed to have occurred on the first day of such period.

(b)   The definition of the term "Significant Subsidiary" in Section 1.1 of the Existing Credit Agreement is hereby amended by adding the following immediately prior to the end thereof: "and any other Subsidiary of KIL so designated by KIL that has delivered (or caused to be delivered) to the Administrative Agent all documentation that would be required to be delivered pursuant to Section 7.1.7 if such Subsidiary were a Significant Subsidiary; <u>provided</u>, <u>however</u>, that notwithstanding the foregoing, in no event shall One & Only (Indian Ocean) Management Limited be deemed a Significant Subsidiary hereunder."

(c)   There shall be added to the definitions in Section 1.1 of the Existing Credit Agreement in appropriate alphabetical sequence two new definitions reading in their entirety as follows:

"<u>Borrowing Base</u>" is defined in <u>Section 2.10</u>.

"<u>Luxury Resort Hotels</u>" means the Palmilla and any luxury resort properties in which the Borrowers make an Investment after January 1, 2003 that enables the Borrowers to control the management of such properties.

"<u>Palmilla</u>" means the luxury hotel and golf course in Los Cabos, Mexico known as the Palmilla Resort.

(d)   To accurately reflect the change of names of the Borrowers, all references in the Existing Credit Agreement to Sun International Hotels Limited and SIHL shall be deemed references to Kerzner International Limited and KIL, respectively; all references to Sun International North America, Inc. and SINA shall be deemed references to Kerzner International North America, Inc. and KINA, respectively; all references to Sun International Bahamas Limited and SIBL shall be deemed references to Kerzner International Bahamas Limited and KIBL; all references to the Borrowers shall refer to KIL, KINA and KIBL collectively; and all references to a Borrower shall refer to KIL, KINA and KIBL, individually.

SUBPART 2.2.   <u>Amendments to Section 2.1.3</u>.

(a)   Section 2.1.3(a) of the Credit Agreement is hereby amended and restated in its entirety as follows: "(a) of all Lenders would exceed the lesser of (i) the Borrowing Base then in effect or (ii) the Commitment Amount then in effect; or".

(b)   Section 2.1.3 of the Existing Credit Agreement is further amended by replacing ";or" at the end of clause (b) thereof with a period and by deleting clause (c) thereof.

SUBPART 2.3.   <u>Amendment to Section 2.1.4</u>.   Section 2.1.4(b) of the Existing Credit Agreement is hereby amended and restated in its entirety as follows:

"(b)   the sum of the aggregate amount of all Letter of Credit Outstandings plus the aggregate principal amount of all Loans then outstanding would exceed the lesser of (i) the Borrowing Base then in effect or (ii) the Commitment Amount then in effect; or"

SUBPART 2.4. Amendment to Section 3.1. There shall be added to Section 3.1 of the Existing Credit Agreement a new clause (e) reading in its entirety as follows:

"(e)   The Borrowers shall from time to time make a mandatory prepayment of the Loans, and if required deliver cash collateral for Letter of Credit Outstandings, equal to the excess, if any, of the aggregate outstanding principal amount of all Loans and Letter of Credit Outstandings over the Borrowing Base on each date that the aggregate amount of outstanding Loans and Letter of Credit Outstandings exceeds the Borrowing Base."

SUBPART 2.5. Amendment to Section 2.10. There shall be added to the Existing Credit Agreement a new Section 2.10 reading in its entirety as follows:

"SECTION 2.10. Borrowing Base. During the period from January 1, 2003 to the date of the first determination of the Borrowing Base pursuant to the further provisions of this Section 2.10, the amount of the Borrowing Base shall be as set forth on Schedule III. Thereafter, the Borrowing Base shall be equal to the sum of the following, as determined from time to time:

(i)   the amount of "all risks" insurance maintained from time to time on the Bahamas Property and on the buildings situated thereon;

(ii)   the value of the undeveloped land owned by the Borrowers on Paradise Island in the Bahamas, which for purposes hereof shall be deemed to be $150,000,000;

(iii)   the cost basis of the Borrowers' Investments in Luxury Resort Hotels;

(iv)   the product of six (6) times the Consolidated EBITDA attributable to the management contracts of the Borrowers and their Significant Subsidiaries; and

(v)   the estimated net present value of the payments due to the Borrowers pursuant to the Omnibus Termination Agreement, which for purposes hereof shall be deemed to be $185,000,000.

Together with each certification of the Total Leverage Ratio delivered by KIL pursuant to Section 7.1.1(c)(B), the chief financial officer of KIL shall furnish to the Administrative Agent a computation of the then-current Borrowing Base in substantially the form of Schedule III. The Administrative Agent shall forward such calculation to all Lenders at the time of delivery to the Lenders of the periodic reporting information required under Section 7.1.1(c)(B). The determination of the Borrowing Base shall be made in accordance with the terms of this Section 2.10. Notwithstanding the foregoing, if the Administrative Agent shall determine that the value of the assets described in clauses (ii) and (v) above shall have materially decreased from their valuation as of January 1, 2003, upon notice to, and after consultation with the Borrowers, the Required Lenders shall adjust the valuations set forth in clauses (ii) and (v) to reflect such decrease."

SUBPART 2.6. Amendment to Section 7.1.4. Section 7.1.4(b)(i) shall be amended and restated in its entirety to read as follows:

(i)   From and after July 1, 2002, "all risks" insurance on the Bahamas Property and on the buildings situated thereon in an amount not less than the lesser of (a) the replacement building value and (b) such amount of insurance as the Administrative Agent may reasonably determine is then available to the Borrowers at a price which is commercially reasonable (which amounts shall be re-evaluated by the Borrowers, their insurance brokers and the Administrative Agent within thirty days of the commencement of each calendar quarter, during which time the Borrowers shall obtain any additional insurance required by the terms hereof), but in no event less than $150,000,000 with a deductible of not more than $15,000,000 per occurrence for the first two occurrences and total coverage for each occurrence thereafter;

SUBPART 2.7. Amendment to Section 7.2.11. The last sentence of Section 7.2.11 of the Existing Credit Agreement is hereby amended and restated in its entirety to read as follows:

"So long as no Event of Default shall then be continuing, upon a Disposition permitted by this Section, (i) the Lien in favor of the Secured Parties upon the assets so sold, transferred, leased, contributed or conveyed shall automatically terminate and be released, and (ii) if the assets so sold, transferred, leased, contributed or conveyed are shares of capital stock of a Subsidiary, then the Guaranty and Security Agreement, if any, executed by such Subsidiary shall automatically terminate and the obligations of, and the Lien in favor of the Secured Parties upon the assets of, such Subsidiary shall automatically terminate and be released and the Subsidiary shall have no further obligations thereunder, and in each case the Administrative Agent and the Lenders shall execute, acknowledge, and deliver such acts, assurances, amendments to the Guaranty and Security Agreement, and such other instruments and documents necessary to give effect to the foregoing."

SUBPART 2.8. Amendment to Schedules. There shall be added to the Existing Credit Agreement a new Schedule III in the form attached hereto.

PART III

CONDITIONS TO EFFECTIVENESS

SUBPART 3.1. Effectiveness. This Amendment and the amendments contained herein shall become effective on the date (the "Amendment Effective Date") when each of the conditions set forth in this Part shall have been fulfilled to the satisfaction of the Administrative Agent.

SUBPART 3.1.1. Execution of Counterparts. The Administrative Agent shall have received counterparts of this Amendment, duly executed and delivered on behalf of each Borrower and the Required Lenders.

SUBPART 3.1.2. Affirmation and Consent. The Administrative Agent shall have received, with counterparts for each Lender, an Affirmation and Consent to this Amendment substantially in the form attached hereto as Exhibit A, duly executed and delivered by each of the Obligors other than the Borrowers.

SUBPART 3.1.3. Legal Details, etc. All documents executed or submitted pursuant hereto shall be satisfactory in form and substance to the Administrative Agent and its counsel. The Administrative Agent and its counsel shall have received all information and such counterpart originals or such certified or other copies or such materials as the Administrative Agent or its counsel may reasonably request, and all legal matters incident to the transactions contemplated by this Amendment shall be satisfactory to the Administrative Agent and its counsel.

SUBPART 3.1.4. Required Lenders. The Agent shall have received an executed consent to this Amendment in the form of Exhibit B from the Required Lenders.

SUBPART 3.1.5. Collateral Documentation. Pursuant to a Pledge Agreement the Agent shall have received a pledge of all of the capital stock, equity or other ownership interests owned by the Borrowers and their Subsidiaries in One & Only (Indian Ocean) Management Limited (which Pledge Agreement shall provide for the release of such capital stock to the extent that such shares are transferred to the joint venture partners in One & Only (Indian Ocean) Management Limited) and in Kerzner Investments Palmilla, Inc., together with undated stock powers for such certificates, executed in blank (or, if such shares of capital stock or equity interests are uncertificated, confirmation and evidence satisfactory to the Agent that the security interests in such uncertificated securities or equity interests has been transferred to and perfected by the Agent for the benefit of the Lenders in accordance with applicable law). Finally, the Agent shall have received one or more legal opinions in form and substance satisfactory to it from counsel reasonably satisfactory to it in respect of such Pledge Agreements.

PART IV

MISCELLANEOUS; REPRESENTATIONS AND COVENANT

SUBPART 4.1. Continuing Effectiveness, etc. As amended hereby, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects. After the Amendment Effective Date, all references in the Credit Agreement and each other Loan Document to the "Credit Agreement" shall refer to the Existing Credit Agreement, after giving effect to this Amendment.

SUBPART 4.2. Counterparts. This Amendment may be executed in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original but all such counterparts shall together constitute one and the same Amendment.

SUBPART 4.3. Governing Law. THIS AMENDMENT SHALL BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK.

SUBPART 4.4. Successors and Assigns. This Amendment shall be binding upon the Borrowers, the Lenders and the Agents and their respective successors and assigns, and shall inure to their successors and assigns.

SUBPART 4.5. Representations and Warranties. In order to induce the Required Lenders to execute and deliver this Amendment, the Borrowers represent and warrant to the Agents, the Lenders and the Issuers that, after giving effect to the terms of this Amendment, the following statements are true and correct: (a) the representations and warranties set forth in Article VI of the Existing Credit Agreement and in the other Loan Documents are true and correct on the Amendment Effective Date (unless stated to relate solely to an earlier date, in which case such representations and warranties were true and correct in all material respects as of such earlier date); and (b) no Default has occurred and be continuing, and neither KIL nor any Subsidiary is in material violation of any law or governmental regulation or court order or decree.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their respective authorized officers as of the day and year first above written.

KERZNER INTERNATIONAL BAHAMAS LIMITED

By:_____
Title:

Address: Executive Offices
                Coral Towers
                Paradise Island,
                The Bahamas

Facsimile No.: (242) 363-3703

Attention: John R. Allison and
                Charles D. Adamo

KERZNER INTERNATIONAL LIMITED

By:_____
Title:

Address: Executive Offices
                Coral Towers
                Paradise Island,
                The Bahamas

Facsimile No.: (242) 363-3703

Attention: John R. Allison and
                Charles D. Adamo

KERZNER INTERNATIONAL NORTH
AMERICA, INC.

By:_____
Title:

Address: 1415 East Sunrise Blvd.
                Ft. Lauderdale, FL 33304

Facsimile No.: (954) 713-2091

Attention: John R. Allison and
                Charles D. Adamo

CANADIAN IMPERIAL BANK OF
COMMERCE, as Administrative Agent

By:_____
Title: Managing Director,
        CIBC World Markets Corp., AS AGENT

Address: 10880 Wilshire Boulevard
                  Suite 1700
                  Los Angeles, California 90024

Facsimile No.:   (310) 446-3610

Attention: Leonardo R. Fernandez, Jr.

EXHIBIT A to Third Amendment to
Fourth Amended and Restated Credit Agreement

May 15, 2003

To the Parties Listed on the
Signature Pages Hereof
c/o Kerzner International Bahamas Limited
Executive Offices
Coral Towers
Paradise Island,
The Bahamas

Attention: Chief Financial Officer

Re: Kerzner International Limited, Kerzner International North America, Inc. and Kerzner International Bahamas Limited

Gentlemen:

Please refer to (1) the Fourth Amended and Restated Credit Agreement, dated as of November 9, 2001, as amended by that certain First Amendment to Fourth Amended and Restated Credit Agreement dated as of May 8, 2002 and that certain Second Amendment to Fourth Amended and Restated Credit Agreement dated as of November 20, 2002 (as so amended, the "Credit Agreement"), by and among KERZNER INTERNATIONAL LIMITED, a corporation organized under the laws of The Commonwealth of the Bahamas ("KIL"), KERZNER INTERNATIONAL NORTH AMERICA, INC., a corporation organized under the laws of the State of Delaware ("KINA"), KERZNER INTERNATIONAL BAHAMAS LIMITED, a corporation organized under the laws of The Commonwealth of the Bahamas ("KIBL"; KIL, KINA and KIBL are each individually referred to as a "Borrower" and collectively referred to as the "Borrowers"), the financial institutions as are or may become parties hereto (collectively referred to as the "Lenders"), CANADIAN IMPERIAL BANK OF COMMERCE, acting through one or more of its agencies, branches or affiliates ("CIBC"), as the administrative agent (in such capacity, the "Administrative Agent") and (2) the Amended and Restated Subsidiary Guaranty, dated as of November 9, 2001 (the "Guaranty"), made by each Guarantor (as such term is defined in the Credit Agreement) a signatory hereto in favor of the Agent for the Beneficiaries. Pursuant to an amendment dated of even date herewith, certain terms of the Credit Agreement were amended. We hereby request that you (i) acknowledge and reaffirm all of your obligations and undertakings under the Guaranty and (ii) acknowledge and agree that the Guaranty is and shall remain in full force and effect in accordance with the terms thereof.

Please indicate your agreement to the foregoing by signing in the space provided below, and returning the executed copy to the undersigned.

CANADIAN IMPERIAL BANK OF
COMMERCE, as Administrative Agent

By:_____
Title: Managing Director,
      CIBC World Markets Corp., AS AGENT

Address: 10880 Wilshire Boulevard
              Suite 1700
              Los Angeles, California 90024

Facsimile No.:   (310) 446-3610

Attention: Leonardo R. Fernandez, Jr.

Acknowledged and Agreed:

BIRBO NV

By:
Name:
Title:

KERZNER HOTELS INTERNATIONAL
MANAGEMENT NV

By:
Name:
Title:

KERZNER INTERNATIONAL FINANCE
LIMITED

By:
Name:
Title:

KERZNER HOTELS INTERNATIONAL
(BERMUDA), LIMITED

By:
Name:
Title:

ABERDEEN MANAGEMENT LIMITED

By:
Name:
Title:

KERZNER INTERNATIONAL MANAGEMENT
LIMITED

By:_____
Name:_____
Title:_____

PARADISE ISLAND LIMITED

By:_____
Name:_____
Title:_____

KERZNER INTERNATIONAL TIMESHARE
LIMITED

By:_____
Name:_____
Title:_____

PARADISE SECURITY SERVICES LIMITED

By:_____
Name:_____
Title:_____

PURPOSEFUL BV

By:_____
Name:_____
Title:_____

KERZNER INTERNATIONAL MARKETING
(UK) LTD.

By:_____
Name:_____
Title:_____

KERZNER COVE, LTD.

By:
Name:
Title:

KERZNER INTERNATIONAL DEVELOPMENT
(TIMESHARE) LIMITED

By:
Name:
Title:

ISLAND HOTEL COMPANY LIMITED

By:
Name:
Title:

BAHAMAS E-TRADING LIMITED

By:
Name:
Title:

KERZNER INTERNATIONAL NETWORK
DATA LIMITED

By:
Name:
Title:

KERZNERONLINE (IOM) LIMITED

By:
Name:
Title:

KERZNER INTERNATIONAL NETWORK
SERVICES LIMITED

By:

Name:

Title:

KERZNER COVE CALIFORNIA, INC.

By:

Name:

Title:

KERZNER INTERNATIONAL NEVADA, INC.

By:

Name:

Title:

PARADISE BEACH INN LIMITED

By:

Name:

Title:

PARADISE ENTERPRISES LIMITED

By:

Name:

Title:

PARADISE ACQUISITIONS LIMITED

By:

Name:

Title:

KERZNER INTERNATIONAL DEVELOPMENT
LIMITED

By:
Name:
Title:

PARADISE ISLAND FUTURES LIMITED

By:
Name:
Title:

KERZNER INTERNATIONAL RESORTS, INC.

By:
Name:
Title:

PIV, INC.

By:
Name:
Title:

ISS, INC.

By:
Name:
Title:

KERZNER INTERNATIONAL MARKETING,
INC.

By:
Name:
Title:

KERZNER INTERNATIONAL NEW YORK,
INC.

By:
Name:
Title:

KERZNER INTERNATIONAL DEVELOPMENT
GROUP, INC.

By:
Name:
Title:

KERZNER VACANCES SA

By:
Name:
Title:

KERZNER COVE NEW YORK, INC.

By:
Name:
Title:

KERZNER INVESTMENTS PALMILLA, INC.

By:
Name:
Title:

KERZNER INTERNATIONAL MANAGEMENT
SERVICES, INC.

By:
Name:
Title:

KERZNER INTERNATIONAL DEVELOPMENT
SERVICES, INC.

By:
Name:
Title:

KERZNER INTERNATIONAL DEVELOPMENT
SERVICES MEXICO, S. DE R.L. DE C.V.

By:
Name:
Title:

EXHIBIT B to Third Amendment to
Fourth Amended and Restated Credit Agreement

CONSENT OF LENDER

Reference is hereby made to the Third Amendment to Fourth Amended and Restated Credit Agreement dated as of May 15, 2003 among KERZNER INTERNATIONAL LIMITED, a corporation organized under the laws of The Commonwealth of the Bahamas ("KIL"), KERZNER INTERNATIONAL NORTH AMERICA, INC., a corporation organized under the laws of the State of Delaware ("KINA"), KERZNER INTERNATIONAL BAHAMAS LIMITED, a corporation organized under the laws of The Commonwealth of the Bahamas ("KIBL"; KIL, KINA and KIBL are each individually referred to as a "Borrower" and collectively referred to as the "Borrowers"), the financial institutions as are or may become parties hereto (collectively referred to as the "Lenders"), CANADIAN IMPERIAL BANK OF COMMERCE, acting through one or more of its agencies, branches or affiliates ("CIBC"), as the administrative agent (in such capacity, the "Administrative Agent").

The undersigned Lender hereby consents to the execution and delivery of the Third Amendment to the Fourth Amended and Restated Credit Agreement by the Administrative Agent on its behalf, substantially in the form of the most recent draft thereof presented to the undersigned Lender.

Dated: ____________, 2003

____
[Name of Institution]

By:_______________________________________
Name:_____________________________________
Title:______________________________________

SCHEDULE III

ATTACHMENT NO. 2
BORROWING BASE CERTIFICATE
[The Fiscal Year Ending December 31, 2002]

	Quarter Ended March 31, 2002	Quarter Ended June 30, 2002	Quarter Ended September 31, 2002	Quarter Ended December 31, 2002	Previous Four Fiscal Quarters
Paradise Island "All Risks" Insured Value (A)					$ -
Paradise Island Real Estate (B)					$ -
Mohegan Sun Contract Net Present Value at Maturity of Credit Facility (C)					$ -
Management Contracts:					
EBITDA Derived From Management Contracts of Borrowers and Significant Subsidiaries	$ -	$ -	$ -	$ -	$ -
EBITDA Multiple					6.0x
Valuation (D)					$ -
Cost Basis of Investments in Luxury Resorts: (1)					
Palmilla	$ -	$ -	$ -	$ -	$ -
Other Investments		-	-	-	-
Other Investments	-	-	-	-	-
Valuation (E)	$ -	$ -	$ -	$ -	$ -

(1) Cost basis of investment in Palmilla and other future investments made after the effective date of the Third Amendment.

Maximum Borrowing Base (A + B + C + D + E)	$ -

Credit Facility Outstandings Plus Letters of Credit (F) $

Borrowing Base Availability (A + B + C + D + E - F)	**$ -**

OFFICE LEASE AGREEMENT

ROYAL PALM I AT SOUTHPOINTE
1000 South Pine Island Road
Plantation, Florida 33324

TENANT: SUN INTERNATIONAL NORTH AMERICA, INC.

SUITE: 620, 700 and 800   SQUARE FEET: 65,000 Square Feet of Net Rentable Area

TERM: Fifteen (15) Years

LEASE EXECUTION DATE:

LEASE COMMENCEMENT DATE:

RENTAL COMMENCEMENT DATE:

LEASE INDEX

OFFICE LEASE AGREEMENT

THIS OFFICE LEASE AGREEMENT (the "Lease"), is made and entered into on the ____ day of _____, 2002, between TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA, a New York corporation ("Landlord"), and SUN INTERNATIONAL NORTH AMERICA, INC., a corporate entity organized under the laws of the State of Delaware ("Tenant").

1.   DEFINITIONS.

1.1   "Building" means the office building known as the Tower at Royal Palm I and related parking deck known located at 1000 South Pine Island Road, Plantation, Florida 33324. The Net Rentable Area in the Building is stipulated by Landlord and Tenant to be 217,400 square feet.

1.2   "Arcade Building" means the adjacent building to the Building. The Net Rentable Area of the Arcade Building is 22,908 square feet.

1.3   "Building Project" means the land described in Exhibit "A" hereto and the improvements constructed thereon including the Building, the Common Areas and Exterior Common Areas, and the Arcade at Royal Palm I, having and address of 950 South Pine Island Road, Plantation, Florida 33324, and the parking structure serving the Building and the Arcade Building.

1.4   "Premises" means the suites of offices known as Suite 620, Suite 700 (which is the entire seventh floor of the Building), and Suite 800 (which is the entire eighth floor of the Building) . The Premises are depicted and outlined on the floor plan attached as Exhibit "B". The Premises are stipulated for all purposes to contain 65,000 square feet of "Net Rentable Area" (as defined below). The Premises consist of both the "Initial Premises", namely Suite 700 and Suite 800, stipulated to consist of 49,677 square feet of Net Rentable Area, and the "Subsequent Premises", namely Suite 620, stipulated to consist of 15,323 square feet of Net Rentable Area on the sixth floor of the Building, further depicted on Exhibit "B". Premises also means subsequent expansions, if any, under the terms of this Lease, including such expansions as may be effected under Tenant's Right of First Offer.

1.5   "Base Rental" or "Base Rent" means the sum of the amounts set forth in Exhibit "C" hereto, plus sales tax thereon, due without notice or demand on the first day of each calendar month during the Lease Term as set forth therein. In the event that the first month of the Lease Term is a partial calendar month, then Additional Rent, if any, for such month shall be due on the Commencement Date, and shall be prorated to reflect the number of days included in such partial month. The dates on which the amount of Base Rent set forth in Exhibit "C" hereto shall be adjusted shall occur, if the Commencement Date occurs on the first day of the month, also occur on the first day of the month; if the Commencement Date occurs on a date other than the first day of the month, then such adjustment dates shall annually occur on the first day of the month following the Commencement Date.

1.6   "Additional Rental" or "Additional Rent" means Tenant's Proportionate Share of Operating Expenses, as further defined and described in Section 24 hereof. "Additional Rent" or "Additional Rental" also refers to Tenant's other monetary obligations under this Lease including, without limitation, those referred to in Section 10.2 Section 17.2, and Section 18 hereof. Between December 1, 2002 and the October 31, 2005, Tenant shall pay its Proportionate Share of Operating Expenses to the extent that Landlord's actual expenses exceed the amount of $8.00 per square foot per year. From and after the thirty-seventh month following the Commencement Date, Tenant shall pay its Proportionate Amount of Operating Costs, and the "expense stop" of $8.00 per square foot per year shall no longer be applicable.

1.7   "Parking Spaces" means, with respect to the Initial Premises, 250 spaces in the parking structure adjacent to the Building under the terms of Section 13 hereof. Of such parking spaces, 235 spaces shall be allocated and unreserved spaces, which shall not be subject to an additional charge, and 15 spaces shall be parking spaces in the reserved area of the parking structure at no additional charge. "Parking Spaces" means, with respect to the Subsequent

Premises, 10 spaces allocated and unreserved spaces in the parking structure adjacent to the Building, and 65 additional allocated and unreserved parking spaces either in the parking structure adjacent to the Building or in another surface area adjacent to the Building Project or within the Building Project, and to be specified by Landlord prior to the commencement of Tenant's lease of the Subsequent Premises (and subject to change by Landlord to another area adjacent to the Building Project or within the Building Project from time to time thereafter). Notwithstanding anything herein to the contrary, the distance between the Building's main entrance and any of said 65 spaces shall not exceed the maximum distance between the Building's main entrance and any parking space within the Building Project.

       1.8   "Tenant's Proportionate Share" of the Building and the Arcade Building, which together are hereby stipulated to contain 240,308 square feet of Net Rentable Area, is 27.0486 percent, and has been calculated as set forth in Section 24.1(3) hereof. Tenant's Proportionate Share for the Initial Premises is 20.6722 percent. Tenant's Proportionate Share of the Subsequent Premises is 6.3764 percent.

       1.9   "Commencement Date" means, with respect to Tenant's Initial Premises, the earlier of (i) the date that Tenant substantially completes the work to be performed under Exhibit "D-1" hereto and actually occupies Tenant's Initial Premises for the purpose of the conduct of its business, or (ii) December 1, 2002. "Commencement Date" means, with respect to Tenant's Subsequent Premises (as defined in Section 1.4), the earlier of (i) the date that Tenant substantially completes the work to be performed by Tenant under Exhibit "D-2" hereto and actually occupies the Subsequent Premises, as set forth below, for the purpose of the conduct of its business; or (ii) ninety (90) days following Landlord's tender of delivery to Tenant of the Subsequent Premises for the purpose of Tenant's construction of the Tenant Improvements to be performed under Exhibit "D" hereto. In the event that Landlord does not receive an earlier request from Tenant to tender delivery of the Subsequent Premises, then Landlord shall tender such delivery of possession to Tenant on January 1, 2004 and the Commencement Date for the Subsequent Premises shall occur not later than April 1, 2004. In the event that Tenant desires to commence construction of the Tenant Improvements for the Subsequent Premises prior to January 1, 2004, then it shall give Landlord irrevocable notice at least one hundred twenty (120) days prior to the date it requires such delivery of possession, and in such event, Landlord shall tender delivery of the Subsequent Premises to Tenant on the date set forth in such Tenant notice.

       1.10   "Lease Term" means (i) the term commencing on the Commencement Date for the Initial Premises and continuing until the last day of the month that is one hundred eighty (180) months thereafter, and (ii) any Renewal Terms. Landlord shall tender delivery of possession of the Initial Premises to Tenant, for the purpose of Tenant's commencement of the work to be performed under Exhibit D-1 hereto, on the later of the date that this Lease has been executed by both Landlord and Tenant, or the date that Tenant tenders to Landlord evidence of the insurance that it is required to provide under the terms of this Lease. Between the date that Landlord so tenders delivery of possession of the Initial Premises and the Commencement Date, Tenant shall be bound by each of its covenants and obligations under this Lease, except only the obligation to pay Base Rent or Additional Rent.

       1.11   "Lease Payment" and "Security Deposit"

       (1)   "Lease Payment" means the sum of $3,740,000.00 to be paid by Tenant to Landlord on or before June 1, 2002; such payment is in consideration of Landlord's agreement to enter into this Lease under the terms and conditions hereof. The Lease Payment shall be deemed earned by Landlord upon Landlord's execution of this Lease, and is not prepaid rent or other prepaid charges under this Lease.

       (2)   "Security Deposit" means the sum of $260,000.00, to be deposited by Tenant with Landlord on or before June 1, 2002, in the form of the Letter of Credit attached hereto as Rider #4.

       1.12   "Common Areas" means those areas devoted to corridors, elevator foyers, restrooms, mechanical rooms, lobbies, janitorial closets, electrical and telephone closets, vending areas and other similar facilities provided for the common use or benefit of tenants generally and/or the public.

1.13   "Service Areas" means those areas within the outside walls used for elevator mechanical rooms, building stairs, fire towers, elevator shafts, flues, vents, stacks, pipe shafts and vertical ducts and other penetrations (but shall not include any such areas for the exclusive use of a particular tenant).

1.14   "Net Rentable Area" of the Premises shall mean the gross area within the inside surface of the outer glass of the exterior walls, to the mid-point of any demising walls separating portions of the Premises from those of adjacent tenants and to the finished side of Common Area and Service Areas walls separating the premises. Net Rentable Area shall not include any Service Areas, but shall include Tenant's pro rata part of the Common Areas within the Building. Space in the Building occupied under agreement with Landlord by a Service Provider (as defined hereinafter) for the operation of telecommunications equipment shall not alter its Net Rentable Area of the Building.

1.15   "Exterior Common Areas" means the portion of the Building Project which are not located within the Building or the Arcade Building and which are provided and maintained for the common use and benefit of Landlord and tenants of the Building and the Arcade Building generally and the employees, invitees and licensees of Landlord and such tenants' including without limitation, all parking areas, enclosed or otherwise, and all streets, sidewalks and landscaped areas.

1.16   "Building Standard" means the quality, amount, level of performance or standards, as the case may be, as established in the Work Letter Agreement attached hereto as Exhibits "D-1" and "D-2".

1.17   "Building Standard Improvements" means those improvements (including the "Shell Improvements" and the "Allowance Items" as defined in Exhibits "D-1" and "D-2") to the Premises.

1.18   "Building Grade" means the type, brand and/or quality of materials Landlord designates from time to time to be the minimum quality to be used in the Building or the exclusive type, grade or quality of material to be used in the Building.

2.   GRANT. Subject to and upon the terms herein set forth, Landlord leases to Tenant and Tenant leases from Landlord the Premises.

3.   LEASE TERM.

3.1   This Lease Term shall commence on the Commencement Date and continue in full force and effect during the Lease Term, unless this Lease is sooner terminated or extended to a later date under any other term or provision of this Lease. Notwithstanding the foregoing, however, Landlord and Tenant shall each be bound by their obligations hereunder (except for Tenant's obligation to pay rent, which shall occur on the Commencement Date for such portion of the Premises) from the date of this Lease. Landlord shall not, however, have any obligations with respect to the provision of janitorial services to the Premises prior to the Commencement Date for the applicable portion of the Premises.

4.   USE.

4.1   Tenant and those subsidiaries covered by Tenant's insurance submitted to Landlord under the terms hereof will use and occupy the Premises only for general office use consistent with a first class office building, including sales and marketing offices, a reservation call center, finance, information technology, administrative offices and any other general office use provided that Tenant's call center shall be located on a floor that Tenant occupies in full (e.g., Suite 700 or Suite 800 of the Premises.

4.2   Notwithstanding the provisions of Section 4.1, Tenant agrees not to use or permit the use of the Premises (i) for any purpose inconsistent with the use specified in Section 4.1 or (ii) for any use which is illegal, dangerous to life, limb or property or which, in Landlord's sole but reasonable opinion, creates a nuisance or which, because of any special insurance rating tied to Tenant that is not applicable to the balance of the Building, would increase the cost of insurance coverage with respect to the Building. Notwithstanding the foregoing, however, Tenant shall bear the incremental additional cost tied to such insurance rating and be permitted to engage in the associated use so long as such use is otherwise consistent with Section 4.1 hereof.

5.	BASE RENTAL.

5.1	Tenant promises to pay and shall pay to Landlord, during the Lease Term, without any setoff or deduction whatsoever, the Base Rental and the Additional Rental, all of which are sometimes herein collectively called "rent".

5.2	The annual Base Rental, for each lease year or portion thereof during the Lease Term, then in effect, shall be due and payable in twelve (12) equal installments on the first day of each calendar month during the Lease Term and any extensions or renewals hereof. Tenant agrees to pay all such sums in advance, and without demand.

5.3	Tenant shall pay such Base Rental to Landlord at Landlord's address provided herein (or such other address as may be designated by Landlord in writing from time to time). All rent shall be payable in lawful money of the United States of America, drawn on a financial institution with an office in the United States of America.

5.4	If the Lease Term commences on a day other than the first day of a month, or terminates on a day other than the last day of a month, then the installments of Base Rental for such month or months shall be prorated, based on the number of days in such month.

5.5	All installments of rent not paid within three business days of when due shall bear interest at the maximum lawful contract rate in the State of Florida until paid but Tenant shall be permitted to make such payments within five business days of the due date up to two times in each calendar year before interest shall become due.

5.6	The Base Rental shall be adjusted upward in accordance with the provisions of Exhibit "C" annually on the first day of the month following the third anniversary of the Commencement Date.

5.7	Tenant shall pay all sales and use taxes levied or assessed against all rent payments due under this Lease simultaneously with each rent payment required.

6.	SERVICES TO BE FURNISHED BY LANDLORD.

6.1	Landlord agrees to furnish Tenant the following services (herein called "defined services"):

(1)	Cold water at those points of supply provided for general use of tenants in the Building.

(2)	Central heat and air conditioning at such temperatures and in such amounts are standard for a first class office building in Plantation, Florida but not less than required by governmental authority; provided, however, heating and air conditioning service at times other than for "Normal Business Hours" for the Building shall be furnished only upon the written request of Tenant delivered to Landlord in accordance with the Building Rules. Tenant shall bear the entire cost of such additional service as such costs are determined by Landlord from time to time. After hours air conditioning shall be available, for the first year following the Commencement Date, at the hourly rate of $25.00 per floor (or portion thereof), and such rate shall not increase by more than the rate increases actually paid by Landlord for electricity. Normal Business Hours for the Building shall be from 8:00 a.m. to 6:00 p.m. Monday through Friday, and Saturdays from 9:00 a.m. to 1:00 p.m., except for the following holidays and the business day on which they are celebrated: New Year's Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

(3)	Landlord shall maintain the Common Areas of the Building and the Building Project and the Exterior Common Areas, including without limitation lobbies, stairs, elevators, corridors and restrooms, the windows in the Building, the mechanical, plumbing and electrical equipment serving the Building, the roof, roof membrane, exterior walls, parking and paved areas, and the structure itself in reasonably good order and condition for a Class A office building located in the Plantation, Florida market, except for damage occasioned by the act of Tenant, which damage shall be repaired by Landlord at Tenant's expense, but Tenant's liability shall be limited to Landlord's out of pocket costs after considering the application of insurance proceeds, if any, available for such work.

(4)   Janitor service including those services typical to a first class office Building in the area of the Building, Mondays through Fridays, exclusive of normal business holidays provided, however, if Tenant's floor covering or other improvements require special treatment, Tenant shall pay the additional cleaning cost attributable thereto as additional rent upon presentation of a statement therefore by Landlord. Landlord's contract for janitorial services in the Building shall include substantially those services set forth in Exhibit "H" hereto.

(5)   Subject to the provisions of Section 11, provide all electrical current required by Tenant in its use and occupancy of the Premises.

(6)   All Building Standard fluorescent bulb replacement in the Premises and fluorescent and incandescent bulb replacement in the Common Areas and Service Areas.

(7)   Controlled access to the Building during other than Normal Business Hours shall be provided in such form as Landlord deems appropriate and may, at Landlord's election, include access only to person's holding authorized card keys. Landlord, however, shall have no liability to Tenant, its employees, agents, invitees or licensees for losses due to theft or burglary, or for damages done by unauthorized persons on the Premises and neither shall Landlord be required to insure against any such losses. Tenant shall cooperate fully in Landlord's efforts to maintain safety measures in the building and shall follow all regulations promulgated by Landlord with respect thereto. Tenant shall have access to the Premises, the Building and the parking structure outside of Normal Business Hours seven days per week, twenty-four hours per day, under the terms and requirements established in the Rules and Regulations.

(8)   Landlord shall cause manned food service to be provided in the lobby of the Building beginning not later than nine (9) months following the Commencement Date.

6.2   The failure by Landlord to any extent to furnish, or the interruption or termination of, the defined services in whole or in part, resulting from causes beyond the reasonable control of Landlord shall not render Landlord liable in any respect nor be construed as an eviction (constructive or otherwise) of Tenant, nor work an offset or abatement of rent, nor relieve Tenant from the obligation to fulfill any covenant or agreement of this Lease. Landlord agrees that it shall take commercially reasonable and diligent steps to seek the restoration of such defined services in the event of their interruption.

6.3   Should any of the equipment or machinery used in the provision of defined services, for any cause, cease to function properly, Tenant shall have no claim for offset or abatement of rent or damages on account of an interruption in service occasioned thereby or resulting therefrom. Landlord agrees that it shall take commercially reasonable and diligent steps to seek the restoration to service of such equipment or machinery.

6.4   Except as otherwise expressly provided herein, Landlord shall not be required to perform any maintenance on or make any repairs to the Premises.

7.   IMPROVEMENTS TO BE MADE BY LANDLORD.   All installations and improvements, if any, hereafter placed on the Premises by the Landlord at Tenant's request shall be for Tenant's account and at Tenant's cost, which cost shall be payable by Tenant to Landlord as Additional Rent. Tenant shall be required to pay ad valorem taxes, personal property taxes, and increased insurance thereon or attributable thereto.

8.   GRAPHICS. Landlord shall provide and install, at Tenant's cost (but subject to offset by the Tenant Improvement Allowance, if any, as defined in Exhibit "D-1" and Exhibit "D-2" hereto), one sign adjacent to the entry door to the Premises. All letters and numerals shall be in the standard graphics for the Building and no others shall be used or permitted on the Premises without Landlord's prior written consent, which shall not be unreasonably withheld for interior signs that are designed and constructed in a manner appropriate to a first class office building and are consistent with the Building's signage program. Landlord will also cause Tenant to be listed on the lobby directory.

9. CARE OF THE PREMISES BY TENANT. Tenant shall maintain the Premises in good repair and in a clean, attractive, first-class condition. Tenant shall not commit or allow any waste to be committed on any portion of the Premises. At the expiration or earlier termination of this Lease, subject to the terms of Section 20 hereof, Tenant shall deliver the Premises to Landlord in as good condition as at the date of the Commencement Date, ordinary wear and use excepted.

10. REPAIRS AND ALTERATIONS BY TENANT.

10.1 Tenant shall, at Tenant's own cost and expense, repair any damage done to the Premises by Tenant or those acting by, through or under Tenant, or any part thereof, including replacement of damaged portions or items, caused by Tenant or Tenant's agents, employees, invitees, or visitors, and Tenant covenants and agrees to make all such repairs as may be required to restore the Premises to as good a condition as it was in prior to such damage by Tenant or those acting by, through or under Tenant. In addition, Tenant shall reimburse Landlord, within ten (10) business days following Landlord's tender of an invoice from time to time, for Landlord's commercially reasonable out of pocket expenditures that are not covered by insurance, including Landlord's insurance deductible, in connection with any damage to the Building Project, or any part thereof, in connection with Tenant's actions under this Section 10.1, by Tenant or Tenant's agents, employees or invitees, but Tenant's liability under this sentence shall not exceed the limits of the liability insurance policy required to be carried by Tenant under the terms of this Lease.

10.2 All such work or repairs by Tenant shall be effected in compliance with all applicable laws; provided, however, if Tenant fails to make such repairs or replacements promptly within a period of time that is commercially reasonable for such repair or replacement, Landlord may, at its option, and after first giving notice and ten (10) days to comply (but no such notice shall be required in emergencies), make repairs or replacements, and Tenant shall pay the commercially reasonable cost thereof to the Landlord within ten (10) days of Landlord's demand therefor, as Additional Rent.

10.3 Tenant agrees with Landlord not to make or allow to be made any alterations to the Premises, install any vending machines on the Premises, or place signs on the Premises which are visible from outside the Premises, without first obtaining the prior written consent of Landlord in each such instance, which consent may be given on such conditions as Landlord may reasonably elect. Notwithstanding the foregoing, however, Tenant may install up to five (5) vending machines, for the use of its own employees and invitees, in an area of the Premises approved in writing by Landlord. Landlord shall reasonably grant its consent to Tenant's proposed changes provided that Tenant's proposed alterations are consistent in type and character with a first class office building in the location of the Building, and do not have any adverse impact on the Building's structure or systems.

10.4 Any and all alterations to the Premises shall become the property of Landlord upon termination of this Lease (except for movable equipment or furniture owned by Tenant and except for trade fixtures and other furnishings that are not in the nature of tenant improvements). Landlord may, nonetheless, by notice to Tenant given at the time that Landlord consents to such alteration under Section 10.3 hereof, require Tenant to remove any and all fixtures, equipment and other improvements installed on the Premises and restore the Premises to Building Standard, but Tenant shall not be required to remove the Tenant Improvements constructed under the terms of Exhibits "D-1" and "D-2" hereto, nor shall Tenant be required to remove subsequent Alterations unless Landlord imposed the requirement of such removal at the time that it consented to the subject Alteration. If Landlord so requires and Tenant fails to remove such improvements, Landlord may remove such improvements at Tenant's cost, and Tenant shall pay Landlord within ten (10) business days of Landlord's written demand, as Additional Rent, the cost of restoring the Premises to Building Standard.

10.5 Tenant shall assure that any contractors performing any alterations or improvements to benefit Tenant abide by the Construction Rules and Regulations attached hereto as Exhibit "F", and Tenant shall be liable for the noncompliance of all such work by contractors engaged by, through and under Tenant (and not engaged by Landlord).

10.6 It shall, subject to Tenant's obligations in this Lease for damage by, through or under Tenant and subject to the inclusion of such costs in Operating Expenses, be

Landlord's responsibility to maintain the Building's Common Areas, the Exterior Common Areas, and the Building's structure and systems in good repair and working order and to make repairs, replacements and restorations to the Building which are required in its normal operation and use, including without limitation the structure, mechanical plumbing and electrical systems, walkways, paths, landscaping, exterior walls and roof, footings and foundation, equipment and other utility facilities that serve more than one tenant, and other exterior improvements to the Building.

11. USE OF ELECTRICAL SERVICES BY TENANT. Tenant's use of electrical services furnished by Landlord shall not exceed, either in voltage, rated capacity, or overall load of the Building, namely two watts per square foot at 120 volts and 3.5 watts per square foot at 277 volts for lighting. If Tenant shall request that it be allowed to consume electrical services in excess of the foregoing, Landlord may consent upon such conditions as Landlord reasonably elects (including the requirement that submeters be installed at Tenant's expense or that capacity upgrades be performed) and Tenant shall pay all costs and expenses thereby incurred, including but not limited to the cost of electricity and the cost of upgrading the HVAC system to handle the heat caused by such additional usage. Exhibits "D-1" and "D-2" hereto address the installation by Tenant of a back-up generator to serve the Premises and the installation of additional electrical services sufficient to serve Tenant's information technology, data center operation, and other permitted uses in the Premises.

12. ELECTRIC CURRENT AND ACCESS RIGHTS FOR CABLING COMMUNICATIONS EQUIPMENT.

12.1 Landlord hereby grants to Tenant non-exclusive access to the Building's pathways, shafts, risers, raceways, conduits, available telephone closets, service areas or utility connections and entries into and through the Building owned or under the control of Landlord (the "Communications Spaces and Pathways"), to install such fiber optic or other wiring (the "Telecom Cabling") therein as may be necessary for Tenant to obtain telecommunications services at the Premises (subject to such rules and regulations as may be promulgated by Landlord from time to time and to the extent specifically approved by Landlord in the Plans and Specifications as set forth in Subsection 12.4 below, and subject to Tenant's independent verification of the space in the Communications Spaces and Pathways then available in the Building), and under service agreements (each a "Service Agreement") with telecommunications service providers (each a "Service Provider") provided that such Telecom Cabling (i) does not adversely affect the structure or safety of the Building; (ii) does not adversely affect the electrical, mechanical or any other system of the Building or the functioning thereof; (iii) does not interfere with the operation of the Building or the provision of services or utilities to Tenant or any other tenant of the Building; (iv) is provided pursuant to a written agreement approved by Landlord (which approval shall not be unreasonably, withheld, conditioned or delayed, provided that it is consistent with Landlord's policies and procedures for the Building); and (v) is for Tenant's own use, and shall not be subleased, sublicensed or sold by Tenant unless under a sublease of the Premises or assignment of this Lease consented to by Landlord in accordance with the requirements of Section 16 hereof. In no event shall the percentage of the Building's Communications Spaces and Pathways exceed by more than ten percent (10%) Tenant's Proportionate Share. Tenant may utilize up to such amount as of the Commencement Date and shall not be required to phase-in such use based on the Commencement Dates for the Initial Premises and the Subsequent Premises. Landlord will, within five (5) business days following Tenant's submittal to Landlord of its specifications for copper wiring and T1 and fiber cabling, give Tenant notice of whether it believes that the Communications Spaces and Pathways can accommodate such requirements.

12.2 Tenant expressly acknowledges and agrees that (i) the Service Agreement shall contain provisions for mandatory expiration/termination of the Service Agreement at the end of the term of this Lease, shall bind the Service Provider to abide by the contractor rules and regulations promulgated by Landlord from time to time (and Landlord shall make commercially reasonable efforts to uniformly enforce such rules and regulations), and shall require the Service Provider to give Landlord a certificate of insurance naming Landlord as an additional insured, and shall have a combined single limit amount of not less than One Million Dollars ($1,000,000.00) in primary coverage and Three Million Dollars ($3,000,000.00) in excess liability coverage for injury to one person in one accident, occurrence or casualty, or for injuries to more than one person in one accident, occurrence or casualty (ii) Landlord is not a party to and shall not be a party to Tenant's Service Agreements and Tenant waives and releases

Landlord from any obligation or liability relating thereto, and (iii) any cessation or interruption in the provision of Services by the Service Provider or failure of the Service Provider to perform its obligations under the Service Agreement does not constitute a default or constructive eviction by Landlord under this Lease or entitle Tenant to an abatement of rent. Tenant hereby acknowledges that if Tenant elects to enter into a Service Agreement with a Service Provider that is not providing Services to any other tenant, licensee or occupant of the Building, the Service Provider shall be required to first enter into an access agreement with the Landlord and shall be obligated to contract directly with the utility companies for its utility service.

12.3 Tenant shall install and maintain the Telecom Cabling in compliance with the provisions of this Lease concerning Tenant alterations or improvements, all present and future rules and regulations of any local, State or Federal authority having jurisdiction with respect thereto, including, without limitation, the laws, rules and regulations of the FCC, the jurisdiction in which the Building is located and any other governmental and quasi-governmental authorities having appropriate jurisdiction over the Building or Tenant's use of the Telecom Cabling.

12.4 Tenant shall obtain all permits, licenses, variances, authorizations and approvals that may be required in order to install and maintain such Telecom Cabling, Tenant shall, at its sole cost and expense, be responsible for the insurance and maintenance of the Telecom Cabling and its compliance with all applicable laws, rules and regulations. Tenant shall indemnify and save Landlord harmless from and against any and all loss, costs, liabilities, damages, judgments, and expenses (including reasonable attorneys fees) arising in connection with the installation, operation, maintenance and removal of the Telecom Cabling.

12.5 Prior to installation of the Telecom Cabling and any modifications or changes thereto, Tenant shall submit in writing to Landlord all plans and specifications for the Telecom Cabling for Landlord's consent and shall commence work only after having obtained Landlord's written consent (which consent shall not be unreasonably, withheld, conditioned or delayed). The materials, exact location and method of installation of the Telecom Cabling, and the location of and method of identifying and marking all cables and equipment in the Communications Spaces and Pathways are subject to the prior written consent of Landlord (which consent shall not be unreasonably, withheld, conditioned or delayed). Tenant or its Service Provider shall be solely and exclusively for inspecting the field conditions in the Building in conjunction with the preparation of the Plans and Specifications. Tenant's right of access to the Communications Spaces and Pathways shall be to the extent described in the plans and specifications approved by Landlord.

12.6 Within thirty (30) days **prior to** the expiration or earlier termination of this Lease, Landlord may elect by written notice to Tenant to (i) retain any or all Telecom Cabling from the Building, (ii) remove any or all such Telecom Cabling and restore the Communications Spaces and Pathways affected to the condition existing prior to installation of the Telecom Cabling (the "Telecom Cabling Restoration Work") at Tenant's sole cost and expense, or (iii) require Tenant to perform the Telecom Cabling Restoration Work at Tenant's sole cost and expense.

(1) If Landlord elects for Tenant to perform the Telecom Cabling Restoration Work, the Telecom Cabling Restoration Work shall be performed by a licensed contractor previously approved in writing by Landlord (such approval not to be unreasonably withheld, conditioned or delayed), in a workmanlike manner in accordance with a previously approved removal plan (such approval not to be unreasonably withheld, conditioned or delayed) and without causing any damage or material and continuous interference to the structures, equipment, or operations of Landlord or any of its licensees or tenants at the Building. Should any interference, damage or destruction occur, remedy thereof shall be immediately commenced and diligently pursued by Tenant at Tenant's sole cost and expense. If Tenant fails to eliminate any such interference or to make any such repair within seven (7) days of receiving written or oral notice of the occurrence of interference or damage, Landlord may perform the necessary work at Tenants cost and expense and such amount shall be paid by Tenant, as Additional Rent hereunder, within thirty (30) days of Tenant's receipt of an invoice therefor.

(2) In the event Landlord elects to retain the Telecom Cabling, Tenant covenants that (a) Tenant shall be the sole owner of such Telecom Cabling, that Tenant shall have good right to surrender such Telecom Cabling, and that such Telecom Cabling shall be free

of all liens and encumbrances, and (b) all Telecom Cabling shall be left in good condition, working order, clearly marked to show Tenant's name, address, telephone number, the name of the person to contact in case of emergency, FCC call sign, frequency and location; the transmissions lines shall be identified at the bottom and top of each line.

(3) The provisions of this Section shall survive the expiration or earlier termination of the Lease.

12.7 Except to the extent resulting directly from the gross negligence or willful misconduct of Landlord, Tenant shall indemnify and save Landlord harmless from and against any and all loss, costs, liabilities, damages, judgments, and expenses, including those arising as a result of Landlord's negligence, and including reasonable attorney's fees, in connection with claims resulting from bodily injury or death of any person, or from damage to any property sustained by any person, including Tenant, arising from the installation, operation, removal and maintenance of the Telecom Cabling. As used in this Section 12.7, "Landlord" refers to Teachers Insurance and Annuity Association of America and its subsidiaries, and its successors and/or assigns, but not third parties with whom Landlord contracts to provide services to the Building or the Project. Tenant preserves its rights of recourse against such third parties based on their negligence, gross negligence or willful misconduct, including but not limited to third parties contracting with Landlord to provide building and property management services and janitorial services.

13.   PARKING.

13.1 During the term of this Lease, Tenant shall have the non-exclusive use in common with Landlord, other tenants of the Building (or the project in which the Building is located, in a multi-building project), their guests and invitees, of the non-reserved common automobile parking areas, driveways and footways, subject to rules and regulations for the use thereof as prescribed from time to time by Landlord. Tenant's employees will not be permitted to park in the designated visitor parking area and Tenant will use all reasonable efforts to adhere to this regulation.

13.2 No specific designated parking spaces shall be assigned to Tenant unless otherwise agreed by Landlord and Tenant in Section 1.7 hereof, and Tenant shall not be allowed to park in the reserved parking area unless otherwise agreed in Section 1.7 hereof. Landlord shall have the right to reserve such parking spaces or areas as it elects and condition use thereof on such terms as it elects.

13.3 The parking areas may be used by Tenant's employees, guests and invitees only when such person is working in the Building, and the parking areas may not be used for the storage of vehicles or for the servicing of vehicles (except for emergency road service to address issues such as dead batteries or keys locked within a vehicle).

14.   LAWS, REGULATIONS AND RULES.

14.1 Tenant shall comply with all applicable laws, ordinances, rules and regulations of any governmental entity, agency, or authority having jurisdiction of the Premises or Tenant's use of the Premises.

14.2 Tenant shall comply with the Building Rules and Regulations and Construction Rules and Regulations amended by Landlord from time to time and will cause all of its agents, employees, invitees and visitors to do so. All changes to such rules will be furnished by Landlord to Tenant in writing. Landlord will use commercially reasonable and good faith efforts to enforce the Building Rules and Regulations, and any amendments thereto, in a uniform and non-discriminatory fashion. Any amendments to the Rules and Regulations will not cause Tenant to make alterations, additions or improvements or replacements to the Premises, nor will any such amendments unreasonably interfere with the normal business use of Class A premises in Plantation, Florida. In the event of any conflict between this Lease and the Rules and Regulations, then the terms of this Lease shall prevail.

15.   ENTRY BY LANDLORD. Tenant shall permit Landlord or its agents or representatives to enter into and upon any part of the Premises at all reasonable hours after notification to Tenant (and in emergencies at all times and without the requirement of prior

notification) to inspect the condition, occupancy or use; to show the Premises to prospective purchasers, mortgagees, tenant or insurers, or to clean or make repairs, alterations or additions. Tenant shall not be entitled to any abatement or reduction of rent by reason of this right of entry. Landlord's right to show the Premises to prospective tenants shall be after Landlord has provided reasonable prior notice to Tenant and, provided that Tenant is not in default hereof beyond any applicable grace or cure period, be limited to the last nine (9) months before the expiration date. Except for emergency access, Landlord shall not materially interfere with Tenant's use or occupancy of the Premises during such access.

16. ASSIGNMENT AND SUBLETTING.

16.1 Tenant shall not assign, sublease, transfer, pledge, or encumber this Lease or any interest therein without Landlord's prior written consent. Landlord shall not unreasonably withhold its consent to Tenant's proposed subtenant or assignee provided that: (i) the financial statement of such proposed subtenant or assignee is reasonably acceptable to Landlord; (ii) the proposed office use by such proposed assignee or subtenant is consistent with the general office use allowed by Landlord in the Building, and such proposed subtenant or assignee and its use are not subject to any restriction then applicable to the Building as a result of a lease between Landlord and another tenant; (iii) Landlord reasonably determines that the proposed subtenant's or assignee's business reputation is appropriate for a first class office building. Any attempted assignment, sublease or other transfer or encumbrance by Tenant in violation of the terms and covenants of this Section will be void. If Tenant is a corporation or a partnership, the conveyance of the corporate stock or the assignment of such partnership interest, as the case may be, shall be deemed an assignment for the purposes hereof. In the event that Tenant offers or advertises the Premises or any portion thereof for subletting, Tenant shall not advertise space for sublease at a starting base rental rate lower than Landlord's then current highest asking base rental rate for other comparable premises in the Building which is then on the market for direct lease. Tenant may, however, without advertising such rate, sublease the Premises or assign this Lease for less than the Base Rent payable hereunder.

16.2 If Tenant shall desire Landlord's consent in the subletting or assignment, Tenant shall give Landlord thirty (30) days' prior written notice thereof. Such notice shall, in the event that Tenant is proposing to assign this Lease or to sublease substantially all of the Premises for all of substantially all of the remaining Lease Term, give Landlord the right to recapture the portion of the Premises subject to the proposed assignment or sublease by written notice to Tenant, and in the event that Landlord elects this option to recapture, Tenant's obligations under this Lease shall be deemed to have expired as of the proposed effective date of the assignment or sublease and confirmed by Landlord in its notice to Tenant of its exercise of the foregoing right to recapture.

16.3 If Landlord does not give notice to Tenant of its election to recapture within the thirty (30) day notice period, then Landlord's right to recapture shall be deemed to be waived, but nothing herein contained shall be deemed to be a consent by Landlord to any subletting or assignment unless Landlord delivers to Tenant its written consent. In the event that Landlord deposits checks by a payor other than Tenant, such deposit shall in no event and under no circumstances be deemed a consent by Landlord to any assignment or sublease to such payor or to any other party unless Landlord has delivered its written consent to an assignment or sublease to such party.

16.4 Notwithstanding Landlord's consent on any one occasion, the right to recapture noted in Section 16.2 shall apply to any further subletting or assignment.

16.5 The covenants in this Section concerning assignment shall bind Tenant and Tenant's heirs, personal representatives, successors and assigns.

16.6 Anything contained in the foregoing provisions of this section to the contrary notwithstanding, neither Tenant nor any other person having an interest in the possession, use, occupancy or utilization of the Premises shall enter into any lease, sublease, license, concession or other agreement for use, occupancy or utilization of space in the Premises which provides for rental or other payment for such use, occupancy or utilization based, in whole or in part, on the net income or profits derived by any person from the Premises leased, used, occupied or utilized (other than an amount based on a fixed percentage or percentages of receipts of sales), and any such proposed lease, sublease, license, concession or other agreement shall be absolutely void and ineffective as a conveyance or any right or interest in the possession, use, occupancy or utilization of any part of the Premises.

16.7   Fifty percent (50%) of all cash or other consideration received by Tenant in excess of the rent as the proceeds of any assignment, sale or sublease of Tenant's interest in this Lease (after first deducting Tenant's commercially reasonable and customary out of pocket costs including brokerage commissions, advertising and attorneys' fees in association with such assignment or sublease), whether consented to by Landlord or not, shall be paid to Landlord, notwithstanding the fact that such proceeds exceed the rentals called for hereunder, and Tenant hereby assigns all rights it might have or ever acquire in any such proceeds to Landlord.

16.8   All reasonable legal costs incurred by Landlord in approving, reviewing and processing any assignment or sublease shall be paid by Tenant as a condition of Landlord's consent and at the time that Tenant executes and submits to Landlord the consent to assignment or consent to sublease prepared by Landlord to evidence its consent to the subject assignment or sublease.

16.9   Tenant shall not be relieved of its obligations hereunder in the event of any assignment or sublease. In the event this Lease is rejected or deemed rejected in any voluntary or involuntary bankruptcy case in which an assignee is the debtor, Tenant shall remain primarily liable for the obligations on this Lease, immediately prior to its rejection or deemed rejection, for the entire Lease Term and in no way will be released from the full and complete performance of all the terms, conditions, covenants and agreements contained herein.

17.   MECHANIC'S LIENS.

17.1   Tenant will not permit any mechanic's lien or liens to be placed upon the Premises or the Building as a result of work performed by, through or under Tenant. Nothing in this Lease shall be deemed or construed in any way as constituting the consent or request of Landlord, express or implied, to any person for the performance of any labor or the furnishing of any materials to all or part of the Premises, nor as giving Tenant any right, power, or authority to contract for or permit the rendering of any services or the furnishing thereof that would or might give rise to any mechanic's or other liens against the Premises.

17.2   If any such lien is claimed against the Premises, then Tenant shall be required to discharge said lien or transfer it to bond within ten (10) business days of Tenant's notice of filing, and in addition to any other right or remedy of Landlord, Landlord may, but shall not be obligated to, discharge the same. Any amount paid by Landlord for such purposes shall be paid by Tenant to Landlord as additional rent within ten (10) days of Landlord's demand therefor.

18.   INSURANCE.

18.1   Property Insurance. The following Property Insurance is required under this Lease:

(1)   Landlord shall maintain and pay for fire and extended coverage insurance on the Building in such amounts as Landlord or Landlord's mortgagees shall require, in an amount at least equal to the replacement cost of the Building. Landlord reserves the right to self-insure the Building so long as it is a financial institution having a net worth of at least $500 million. Payments for losses thereunder shall be made solely to Landlord or the mortgagees of Landlord as their interests shall appear. In the event that Landlord elects to self-insure, then the proceeds of such self-insurance shall be deemed paid to the same extent as if Landlord had obtained a third party policy (and under the terms of its typical third party policies as of prior to such election to self-insure, subject to industry-wide policy changes applicable to such a policy in the interim).

(2)   Tenant shall maintain at its expense, in an amount equal to full replacement cost, fire and extended coverage insurance on all of its personal property, including removable trade fixtures, located in the Premises and in such additional amounts as are required to meet Tenant's obligations pursuant to Section 19 hereof.

(3)   Landlord and Tenant each hereby waives any and all rights of recovery, claim, action, or cause of action, against Landlord or Tenant, its respective agents,

officers and employees, for any loss or damage that may occur to the Premises, or any improvements thereto, or personal property located therein, or the Building of which the Premises are a part or any improvements thereto, by reason of fire, the elements, or any other cause which could be insured against under the terms of standard fire and extended coverage insurance policies, regardless of cause or origin. This mutual waiver of subrogation is intended to cause Tenant's insurance to provide the first and primary source of compensation for damage to or occurring within the Premises, and Landlord's insurance to be the first and primary source of compensation for damage occurring within the common areas of the Building, the parking structure, and the Exterior Common Areas. This mutual waiver of subrogation is notwithstanding anything in this Lease to the contrary, but is subject, however, to Tenant's obligations under Sections 10 and 19 of this Lease.

18.2   Liability Insurance. The following Liability Insurance is required under this Lease:

(1)   Tenant and Landlord shall, each at its own expense, maintain a policy or policies of comprehensive general liability insurance with respect to the respective activities of each in the Building and the Building Project with the premiums thereon fully paid on or before due date.   Tenant's liability insurance shall be issued by and binding upon an insurance company bearing at least the ratings required under Section 18.6 below, shall be effective from the date Tenant enters into possession and during the term of this Lease, and shall have a combined single limit amount of not less than One Million Dollars ($1,000,000.00) in primary coverage and Three Million Dollars ($3,000,000.00) in excess liability coverage for injury to one person in one accident, occurrence or casualty, or for injuries to more than one person in one accident, occurrence or casualty.

18.3   Landlord shall not be required to maintain insurance against thefts within the Premises, the Building or any project within which the Building is located.

18.4   Tenant agrees to maintain, throughout the Lease Term (and any other period during which Tenant is in possession of the Premises), at Tenant's sole cost and expense, business interruption insurance with a limit of liability representing loss of at least approximately twelve (12) months of gross rent.

18.5   Tenant agrees to maintain, throughout the Lease Term (and any other period during which Tenant is in possession of the Premises), at Tenant's sole cost and expense, worker's compensation and employer's liability insurance in compliance with applicable legal requirements.

18.6   The property and liability insurance policies required of Tenant hereunder shall be from insurance companies rated in Best's Insurance Guide, or any successor thereto (or, if there be none, an organization having a national reputation) as having a general policyholder rating of "A-" and a financial rating of at least "X". The property and liability insurance policies required of Tenant hereunder shall name Landlord as an additional insured and shall provide that the policies may not be modified or terminated without thirty (30) days advance notice to Landlord, and Tenant shall provide to Landlord and maintain throughout the Lease Term certificates of insurance adding Landlord as an additional insured to Tenant's primary liability, excess liability and property insurance policies. Such certificates shall include the Best's Insurance Guide rating of the insurance company.

18.7   Tenant shall also maintain and provide such other required evidence to Landlord of any other form of insurance which the Tenant or the Landlord, acting reasonably, requires from time to time in form, in amounts, and for risks against which a prudent tenant would insure.

19.   ASSUMPTION OF RISK.

19.1   With respect to loss, damage and injury occurring within the Premises, Landlord shall not be liable to Tenant or Tenant's customers, licensees, agents, guests or employees for any injury or damages to its, his or their persons or property by any cause whatsoever, including, but not limited to acts or omissions of any other tenant in the Building, construction defects, water, rain, sleet, fire, storms, Landlord's negligence and accidents, breakage, stoppage, or leaks of gas, water heating, sewer pipes, boilers, wiring or plumbing or any other defect in, on or about the Premises.

19.2   Tenant expressly assumes all liability for or on account of any such injury, loss or damage, and will at all times, indemnify and save Landlord harmless from and against all liability, fines, suits, demands, costs and expenses of any kind or nature (including, without limitation, attorneys' fees and disbursements), including those arising from the Landlord's negligence (but not Landlord's gross negligence, and/or willful misconduct), incurred in or caused by or arising out of any such injury, loss or damage to persons or property upon the Premises. The provisions of this Section shall survive the expiration or earlier termination of this Lease.

19.3   As used in this Section 19, "Landlord" refers to Teachers Insurance and Annuity Association of America and its subsidiaries, and its successors and/or assigns, but not third parties with whom Landlord contracts to provide services to the Building or the Project. Tenant preserves its rights of recourse against such third parties based on their negligence, gross negligence or willful misconduct, including but not limited to third parties contracting with Landlord to provide building and property management services and janitorial services.

20.   CASUALTY DAMAGE.

20.1   If the Premises or any part thereof shall be damaged by fire or other casualty, Tenant shall give prompt written notice thereof to Landlord.

20.2   If the Building shall be so damaged that substantial alteration or reconstruction of the Building shall, in Landlord's sole opinion, be required (whether or not the Premises shall have been damaged by casualty) or in the event any mortgagee of Landlord's should require that the insurance proceeds payable as a result of a casualty be applied to the payment of the mortgage debt or in the event of any material uninsured loss to the Building, Landlord may, at its option, terminate this Lease by notifying Tenant in writing of such termination within ninety (90) days after the date of such damage. Notwithstanding Landlord's termination, SUN INTERNATIONAL NORTH AMERICA, INC. may elect to reinstate this Lease on a month to month basis as provided hereinafter and continue its occupancy of the Premises or portions thereof following such casualty, and without any Landlord obligation to repair, restore or maintain the Building or Premises (i) if and to the extent such occupancy does not interfere with Landlord's demolition, reconstruction, or other activities in the Building and on the Premises; (ii) if and to the extent such occupancy is permitted under applicable law, code and ordinance. In the event of such continued occupancy, Tenant's Base Rent shall be prorated to reflect the percentage of the Premises occupied by Tenant under such circumstances. Tenant shall indemnify and hold Landlord harmless from, and assume all risks related to, Tenant's occupancy under such circumstances. The foregoing right shall not be assignable to subtenants or assignees unless expressly approved by Landlord. Tenant shall tender evidence of such additional insurance that Landlord may require under the circumstances as a condition to Tenant's rights of reinstatement herein. In the event that Landlord does not elect to so terminate it shall, within ninety (90) days after the date of such damage, provide Tenant with an estimate ("Landlord's Restoration Notice") of the period of time that it estimates the restoration of the Building shall require. In the event that Landlord's Restoration Notice estimates that the restoration shall take more than two hundred seventy five (275) days from the date of such damage, then Tenant may, within the ten (10) business days following Landlord's Restoration Notice, be permitted to give notice to Landlord that it has elected to terminate this Lease, in which event this Lease shall terminate as of the date set forth in such Tenant notice (and Landlord shall return Tenant's Security Deposit, subject to any offsets permitted under this Lease), but in no event earlier than the later of (i) the date of the casualty, or (ii) thirty (30) days following the date of such Tenant notice.

20.3   If Landlord does not thus elect to terminate this Lease, Landlord shall commence and proceed with reasonable diligence to restore the Building to substantially the same condition in which it was immediately prior to the happening of the casualty, except that Landlord's obligation to restore shall not exceed the scope of the work required to be done by Landlord in originally constructing the Building. In the event that Landlord has not substantially completed such restoration and obtained a certificate of occupancy for the Building on or before two hundred seventy five (275) days from the date of the casualty, then Tenant may, not later than ten (10) business days following the expiration of such two hundred seventy five (275) day period, give Landlord notice that it has elected to terminate this Lease, in which event this Lease shall terminate as of the date set forth in such Tenant notice if, by such date, Landlord has not substantially completed such restoration, but in no event shall such date occur less than twenty (20) days following the date of such Tenant notice.

20.4   When Landlord has restored the Premises to Landlord's Building Standard Improvements, Tenant shall be obligated to pay for the completion of restoration of the Premises, including the restoration of Tenant's furniture and equipment.

20.5   Except for the reconstruction by Landlord to Landlord's Building Standard Improvements, all costs and expenses for reconstruction of the Premises shall be borne by Tenant.

20.6   Landlord shall not be liable for any inconvenience or annoyance to Tenant or injury to the business of Tenant resulting in any way from such damage or the repair thereof, except that Landlord shall allow Tenant a fair diminution of rent during the time and to the extent the Premises are unfit for occupancy.

20.7   If the Premises or any portion of the Building be damaged by fire or other casualty resulting from the fault or negligence of Tenant or any of Tenant's agents, employees, or invitees, the rent hereunder shall not be diminished, offsetted, or abated during the repair of such damage and Tenant shall be liable to Landlord for the cost of the repair and restoration of the Building caused thereby, up to the amount of Landlord's out-of-pocket costs (but not to exceed the limits of the liability insurance policy required to be carried by Tenant hereunder), as well as any other cost and expense thereby incurred by Landlord, up to the policy limits of the liability insurance required to be carried by Tenant under the terms hereof.

20.8   In the event that this Lease is terminated because of Casualty, as set forth in this Article 20, or because of Condemnation, as set forth in Article 21, or as a result of Landlord's rejection of this Lease in any bankruptcy proceeding of Landlord, or because the Lease is terminated because Landlord fails to hold title to the Building, then Landlord shall pay Tenant the following amounts corresponding to the Dates set forth below, prorated to the actual date of termination and subject to offset by any amounts due from Tenant to Landlord under the Lease. In addition, such payments shall be due in the event that Landlord is in breach of its obligations to fund the Tenant Improvement Allowance due under the terms and conditions of Exhibit "D-1" and "D-2" (after Tenant has abided by each of its obligations to receive such funds), or if Landlord has breached its obligations to fund the amounts due to Tenant under Rider #3 hereto (after Tenant has abided by each of its obligations to receive such funds). In such event, however, the following amounts shall be due instead of the amounts due from Landlord under Exhibit "D-1", Exhibit "D-2", and Rider #3, and not in addition to the amounts otherwise due thereunder. The following amounts shall not be payable in the event any of the termination events referred to above occurs after December 31, 2005, or for any other reason than those specifically enumerated herein:

Dates	Payment Amount
9/1/02	$3,785,348.00
12/1/02	$3,645,042.00
3/1/03	$3,362,455.31
6/1/03	$3,083,267.48
9/1/03	$2,807,437.61
12/1/03	$2,533,115.91
3/1/04	$2,258,496.62
6/1/04	$1,903,492.16
9/1/04	$1,552,757.57
12/1/04	$1,199,138.49

3/1/05	$ 835,652.28
6/1/05	$ 476,537.97
9/1/05	$ 121,742.91

21.   CONDEMNATION.

21.1   If the whole or substantially the whole of the Building or the Premises should be taken for any public or quasi- public use, by right of eminent domain or otherwise, or if it should be sold in lieu of condemnation, then this Lease shall terminate as of the date when physical possession of the Building or the Premises is taken by the condemning authority.

21.2   If more than fifty percent (50%) of the Building or the Premises is thus taken or sold, Landlord (whether or not the Premises are affected thereby) may terminate this Lease by giving written notice thereof to Tenant, in which event this Lease shall terminate as of the date when physical possession of such portion of the Building or Premises is taken by the condemning authority. In such event, Tenant may also terminate this Lease, by notice to Landlord, and effective on the date of such taking, in the event that more than fifty percent (50%) of the Premises is so taken.

21.3   If this Lease is not so terminated upon any such taking or sale, Landlord shall, to the extent Landlord deems feasible, restore the Building and the Premises to substantially their former condition, but such work shall not exceed the scope of the work done by Landlord in originally constructing the Building and installing Building Standard Improvements in the Premises, nor shall Landlord in any event be required to spend for such work an amount in excess of the amount received by Landlord as compensation for such damage.

21.4   All amounts awarded upon a taking of any part or all of the Building or the Premises shall belong to Landlord, and Tenant shall not be entitled to and expressly waives all claim to any such compensation except as otherwise provided in Section 21.5.

21.5   Tenant shall be entitled to claim independently against condemning authority any damages expressly referable to Tenant's business (or Tenant's out-of-pocket investments in improvements to the Premises and the contents thereof) as the same may be permitted by law and to the extent of any provided that such claim shall not reduce any award payable to Landlord (but Landlord disclaims the right to seek compensation for such damages which are specifically attributable to Tenant's business or out-of-pocket investments in the Premises except, however, that Landlord and Tenant specifically agree that Landlord may, for purposes of any condemnation action, claim as its own damages the amount of $890,000 which Tenant may have invested in the Premises as an out of pocket expense.).

22.   DAMAGES FROM CERTAIN CAUSES. Neither party shall be liable to the other for any loss or damage to any property or person occasioned by theft, fire, act of God, public enemy, injunction, riot, strike, insurrection, war, court order, computer failure, requisition, or order of governmental body or authority or by any other cause, except for their gross negligence or willful misconduct and, except with respect to casualty, subject to the specific exceptions herein. Landlord shall be not be liable for any damage or inconvenience which may arise through repair or alterations of any part of the Building or Premises, except to the extent that its gross negligence or willful misconduct causes such damage or inconvenience (and except to the extent of Landlord's obligations with respect to casualty damage set forth in Section 20 of this Lease.

23.   EVENTS OF DEFAULT/REMEDIES.

23.1   Event of Default by Tenant. The happening of any one or more of the following listed events (Events of Default) shall constitute a breach of this Lease by Tenant:

(1)   The failure of Tenant to pay any rent or any other sums of money due hereunder within three business days of the due date, but Tenant shall have, up to two times per calendar year, five (5) days to pay following Landlord's notice;

(2)   The failure of Tenant to comply with any provision of this Lease or any other agreement between Landlord and Tenant, all of which terms, provisions, and covenants shall be deemed material;

(3)   The taking of the leasehold on execution or other process of law in any action against Tenant;

(4)   The failure of Tenant to accept the Premises, to promptly move into, to take possession of, and to operate its business on the Premises when the Premises are substantially complete, or if Tenant ceases to do business in or abandons any substantial portion of the Premises; notwithstanding the foregoing, it shall not be an event of default for Tenant to vacate the Premises or any portion thereof provided that Tenant is not otherwise in default of the terms hereof;

(5)   Tenant becoming insolvent or unable to pay its debts as they become due, or Tenant's notification to Landlord that it anticipates either condition;

(6)   Tenant or any other entity responsible for the obligations of Tenant under this Lease taking any action to, or notifying Landlord that Tenant or any other entity responsible for the obligations of Tenant under this Lease intends to, file a petition under the United States Bankruptcy Code, as amended, or any similar law or statute of the United States, or any state; or, the filing of a Petition against Tenant or any other entity responsible for the obligations of Tenant under this Lease under any such statute or law, or, any other creditor of Tenant or any other entity responsible for the obligations of Tenant under this Lease notifying Landlord that it knows such a petition will be filed; or the notification by Tenant or any other entity responsible for the obligations of Tenant under this Lease, to Landlord that it expects such a Petition to be filed;

(7)   The appointment of a receiver or trustee for the leasehold interest of Tenant or any other entity responsible for the obligations of Tenant under this Lease, in the Premises or for all or a substantial part of the assets of Tenant or any other entity responsible for the obligations of Tenant under this Lease; or

(8)   Tenant defaulting pursuant to subsections (1) through (8) hereof three (3) or more times during any twelve-month period under the Lease.

23.2   Landlord's Remedies for Tenant Default. Upon the occurrence of any event or events of default by Tenant, whether enumerated in Section 23.1 or not, if Tenant fails to cure any such default within ten (10) days of written notice from Landlord (but, except with respect to emergency repairs or the cure of code violations, Tenant shall have up to sixty days to cure such defaults that are not reasonably susceptible of cure within ten (10) days, provided that Tenant promptly commences and diligently pursues such cure until completion, and except with regard to a default pursuant to Section 23.1(1) as to which default Tenant expressly waives any right to notice from the Landlord, except as set forth therein) and Section 23.1(8) as to which default Tenant has no right to cure, Landlord shall have the option, at Landlord's election, to pursue any one or more of the following remedies:

(1)   Landlord may cancel and terminate this Lease and dispossess Tenant;

(2)   Landlord may without terminating or canceling this Lease declare all amounts and rents due under this Lease for the remainder of the existing Lease Term (or any previous extension or renewal thereof) to be immediately due and payable, and thereupon all rents and amounts due hereunder to the end of the initial term or any renewal term or extension, if applicable, shall be accelerated (the "Accelerated Rent"). In such event, all Additional Rental due until the end of the initial term (or any previous extension or renewal thereof) shall be calculated by adding the amount of five percent (5%) per year to the amount of Additional Rental last payable by Tenant under this Lease. An annual discount rate of five percent (5%) shall be used in calculating the present value of the Accelerated Rent.   Tenant shall pay to Landlord the Accelerated Rent in yearly installments, commencing ten (10) days after Landlord notifies Tenant that Landlord has exercised the remedy provided in this subparagraph (2) and on the first day of each twelve (12) month period thereafter until the Accelerated Rent is paid in full. Such annual installments shall be in the amount of the portion of the Accelerated Rent due for the twelve (12) months following the date on which each installment payment is due.   The amount of the final yearly installment shall be the balance, after the application of all paid installments, of the Accelerated Rent. Landlord agrees to use reasonable efforts to relet the Premises in the event it exercises the remedy provided in this subparagraph (2). In no event,

however, shall Landlord be obligated in any manner to favor the Premises over any other premises it holds for leasing or be required to market the Premises by any means beyond Landlord's regular marketing efforts. In the event Landlord relets the Premises, or any portion thereof, for any period during the remainder of the existing Lease Term (or any previous extension or renewal thereof), then Landlord shall tender to Tenant on an annual basis commencing twelve months after Landlord has relet the Premises, or any portion thereof, the "Net Reletting Proceeds" defined as the net amount collected by Landlord under (ii) below that exceeds the sums due to Landlord under (i) below.

i. All rent and other charges due to Landlord from Tenant under the Lease, all of Landlord's costs in restoring the Premises and the Premises to the condition required by the Lease at the end of the Term, all costs and expenses incurred in reletting the Premises, or any portion thereof, from time to time, including customary real estate brokerage commissions, costs incurred in preparing the Premises, or any portion thereof, for reletting, including tenant improvement costs, Landlord's attorneys' fees and costs incurred as a result of any reletting, advertising and marketing expenses associated with the reletting, all other reasonable costs associated with the reletting and any attorneys' fees and costs incurred in seeking possession of the Premises, or any portion thereof, after a reletting (if the attorneys' fees and costs are not recovered and collected from the defaulting tenant).

ii. All cleared funds collected by Landlord for Base Rent and Additional Rent from a reletting of the Premises, or any portion thereof, during the remainder of the Lease term (or any previous extension or renewal thereof).

iii. Notwithstanding the foregoing, Tenant shall not be entitled to receive and Landlord shall not be obligated to tender to Tenant any Net Reletting Proceeds in the event Tenant has failed to pay to Landlord any of the installments of the Accelerated Rent as provided above. If Tenant fails to pay to Landlord any of the installments of Accelerated Rent as provided herein and Landlord obtains a final judgment against Tenant in the amount of the Accelerated Rent, or any portion of the Accelerated Rent then due and owing, then Landlord shall provide to Tenant at the end of the Lease term (or any previous extension or renewal thereof) with a credit in the amount of the Net Reletting Proceeds in the form of a partial satisfaction of the final judgment;

(3) Landlord may elect to enter and repossess the Premises and relet the Premises for Tenant's account, holding Tenant liable in damages for all expenses incurred in such reletting and for any difference between the amount of rent received from such reletting and the amount due and payable under the terms of this Lease;

(4) Landlord may enter upon the Premises and do whatever Tenant is obligated to do under the terms of this Lease (and Tenant shall reimburse Landlord on demand for any expenses which Landlord may incur in effecting compliance with Tenant's obligations under this Lease, and Landlord shall not be liable for any damages resulting to the Tenant from such action).

23.3 Landlord's Remedies are Cumulative. All the remedies of Landlord in the event of Tenant default shall be cumulative and in addition, Landlord may pursue any other remedies permitted by law or in equity, forbearance by Landlord to enforce one or more of the remedies upon an event of default, shall not constitute a waiver of such default.

24. OPERATING EXPENSES.

24.1 For the purposes of this Section, the following definitions apply:

(1) "Utilities" means water, sewer, electricity, fuel oil, and gas.

(2)   "Operating Expenses" means all expenses, costs and disbursements of every kind and nature which Landlord shall pay or become obligated to pay because of or in connection with the ownership and/or operation of the Building including common areas within the Building Project, but shall not include the replacement of capital investment items and new capital improvements. By way of explanation and clarification, but not by way of limitation, these Operating Expenses will include the following:

i.   Wages and salaries of all employees engaged in operation and maintenance of the Building and common areas of the Building Project; employer's social security taxes, unemployment taxes or insurance, and any other taxes which may be levied on such wages and salaries; the cost of disability and hospitalization insurance, pension or retirement benefits, and any other fringe benefits for such employees.

ii.   All supplies and materials used in operation and maintenance of the Building and common areas of the Building Project.

iii.   Cost of utilities including electricity, fuel oil, gas, sewer and water used by the Building Project and not charged directly to another tenant.

iv.   Cost of customary Building management and Building Project management; janitorial services; trash and garbage removal; service and maintenance of all systems and equipment, including, but not limited to, elevators, plumbing, heating, air-conditioning, ventilating, lighting, electrical, security, fire alarms, fire pumps, fire extinguishers, hose cabinets, mail chute, and lawn sprinklers; guard service; painting; caulking; pressure or steam cleaning of Building exterior; roof repairs; window cleaning; landscaping and gardening.

v.   Cost of casualty and liability insurance applicable to the Building and Building Project and Landlord's personal property used in connection therewith.

vi.   All taxes and assessments and governmental charges whether federal, state, county or municipal, and whether they be by taxing districts or otherwise, and any other taxes and assessments attributable to the Building or its operation excluding, however, federal and state taxes on income, and franchise, inheritance, transfer, capital stock, or excise taxes.

vii.   All charges assessed against the Building Project under the Declaration of Covenants and Restrictions of Southpointe recorded October 19, 1990 in Official Record Book 17851, Page 706, of the Public Records of Broward County, Florida.

viii.   Expenditures for capital improvements required by law effective following the date hereof, in either of which cases the cost thereof shall be included in Operating Expenses for the calendar year in which the costs are incurred or subsequent years, appropriately allocated to such years on a straight-line basis to the extent that such items are amortized over a useful life or over an appropriate period, but in no event more than ten years, with the addition of a reasonable interest factor to compensate Landlord for having initially incurred said expenditure (but not any reserves for the replacement of capital items, or any long-term lease payments for rented equipment, the cost of which would constitute a capital expenditure if the equipment were purchased).

ix.   If Landlord shall purchase any item of capital equipment or make any capital expenditure designed to result in savings or reductions in any of the elements of Operating Expenses, then the costs for such capital equipment or capital expenditure are to be included within the definition of "Operating Expenses" for the year in which the costs are incurred or subsequent years, appropriately allocated to such years on a straight-line basis to the extent that such items are amortized over such period of time as reasonably can be estimated as the time in which such savings or reductions in Operating Expenses are expected to equal Landlord's costs for such capital equipment or capital expenditure, with the addition of a reasonable interest factor to compensate Landlord for having initially incurred said expenditure. If Landlord shall lease any such item of capital equipment designed to result in savings or reductions in Operating Expenses, then the rentals and other costs paid pursuant to such leasing shall be included in Operating Expenses for the year in which they are incurred.

x.   Operating Expenses shall not include:

(a)   Management Fees in excess of three percent (3%) of annual gross rents;

(b)   Home office expenses of Landlord or the Building's property manager (but property management personnel providing services for the Building, such as accounting services, but located in the home office of the Building's property manager, may be included for the proportion of time spend on the Project);

(c)   Building leasing commissions and expenses of maintaining a leasing office.

(d)   Any ground lease rental;

(e)   Costs incurred by Landlord for the repair of damage to the Building, to the extent that Landlord is reimbursed by insurance proceeds;

(f)   Costs, including permit, license and inspection costs, incurred with respect to the installation of tenant improvements made for tenants or other occupants in the Building or incurred in renovating or otherwise improving, decorating, painting or redecorating vacant tenant premises space in the Building;

(g)   Marketing costs including leasing commissions, attorneys' fees in connection with the negotiation and preparation of letters, deal memos, letters of intent, leases, subleases and/or assignments, space planning costs, and other costs and expenses incurred in connection with lease, sublease and/or assignment negotiations and transactions with present or prospective tenants of the Building;

(h)   Costs incurred by Landlord due to the violation by Landlord or any tenant of the terms and conditions of any lease of space in the Building and costs chargeable by Landlord directly to a specific tenant;

(i)   Interest, principal, points and fees on debts or amortization on any mortgage or mortgages or any other debt instrument encumbering the Building or the site;

(j)   Landlord's general corporate overhead, including any accrued and unfunded pension or other benefits of any of Landlord's general corporate personnel;

(k)   Costs arising from Landlord's charitable or political contributions;

(l)   Costs for sculpture, paintings or other objects of art (but the costs of maintenance may be included, as may decorative items in the Common Areas);

(m)   The cost of membership in any professional or political organization, other than the cost of certain professional or trade associations for its project manager which relate directly to the business and affairs of Landlord as owner of the Building and which are customary memberships for owners of similar type office buildings in the Fort Lauderdale metropolitan area such as, by way of example only, B.O.M.A.

(n)   Notwithstanding any contrary provision of this Lease, including without limitation any provision relating to capital expenditures, costs arising from the presence of hazardous materials or substances (as defined in paragraph 36 hereof) in or about the Building or Project including, without limitation, hazardous substances in the ground water or soil. This exclusion does not, however, dilute Tenant's liability for those matters allocated to Tenant under Paragraph 36 hereof;

(o)   Landlord shall not recapture more than one hundred percent (100%) of Operating Expenses.

(p)   Notwithstanding anything to the contrary herein, the "Controllable Portion" of Operating Expenses shall not increase by more than five percent from one calendar year to the next (and any unutilized portion of such five percent limitation shall accrue and be included in the amount of the permitted increase in subsequent years".) For purposes hereof, the "Controllable Portion" of Operating Expenses does not include taxes, utilities, insurance, and wages tied to the minimum wage. The calculation of the permitted increase in the Controllable Portion of Operating Expenses shall not take into account the Expense Stop described in Section 24.2 hereof, but shall instead be calculated on the full amount of Controllable Expenses without reference to such Expense Stop.

(3)   "Tenant's Proportionate Share" means the ratio that the Net Rentable Area of the Premises bears to the Net Rentable Area of the Building and the Arcade Building, and is set forth in Section 1.8 hereof.

(4)   "Expense Statement" means a statement from the Landlord setting forth the Operating Expenses.

24.2   Tenant shall pay Tenant's Proportionate Share of the Operating Expenses for each calendar year during the Lease Term. From the Commencement Date until the last day of the 37th month following the Commencement Date, and except as set forth in the notes to Exhibit C, Tenant shall pay Tenant's Proportionate Share of Operating Expenses to the extent Operating Expenses exceed the amount of $8.00 per rentable square foot per year (also referred to herein as the "Expense Stop"). Following such date, Tenant shall pay all of its Proportionate Share of Operating Expenses without subtraction of the foregoing amount per square foot.

Landlord estimates that Operating Costs for the 2002 calendar year are in the amount of $8.25 per rentable square foot per year.

24.3   Within ninety (90) days after the end of each calendar year, Landlord shall furnish Tenant with an Expense Statement showing in reasonable detail the Operating Expenses incurred by the Landlord for the prior calendar year.

24.4   Within thirty (30) days following receipt by Tenant of the Expense Statement for the prior calendar year, Tenant shall pay in full, Tenant's Proportionate Share of the portion of Operating Expenses for the prior calendar year for which Tenant is liable hereunder.

24.5   As part of the Expense Statement, Landlord may include an amount representing Tenant's Proportionate Share of the estimated Operating Expense to be incurred for the then current calendar year.

24.6   Upon receipt of the estimate showing Tenant's Proportionate Share, the amount thereof shall be divided into twelve (12) equal monthly installments, and Tenant shall pay Landlord, at the same time that the next regular monthly rental payment is due, the number of installments necessary to bring the Tenant current for the calendar year. Credit will be given for any payment of estimated increases already paid for those months. Subsequent installments shall be payable together with the regular rent payments for the balance of the calendar year and shall continue until payments begin under the following calendar year's Expense Statement.

24.7   If Tenant's Proportionate Share of Operating Expenses for a prior calendar year as shown on the Expense Statement is greater than the estimated payments made by the Tenant for that year, then within thirty (30) days following receipt by Tenant of the Expense Statement, Tenant shall pay in full an amount equal to such excess. If Tenant's Proportionate Share of Operating Expenses actually incurred for the prior calendar year as shown on the Expense Statement is less than the estimated payments made by the Tenant for that year, then the amount of such overpayment shall be credited against the next Operating Expense Payments falling due.

24.8   If this Lease expires or earlier terminates before the end of a calendar year, payment will be based on the percentage of the year in which Tenant occupied the Premises. Any Expense Statement presented by Landlord shall be binding upon Tenant unless, within thirty (30) business days following its receipt of such statement, Tenant sends Landlord notice objecting thereto and specifying, to the extent reasonably practicable, the aspects of the Expense Statement disputed by Tenant ("Dispute Notice"). Provided that Tenant timely issues the Dispute Notice, Tenant shall have the right not more than once in any calendar year during the Lease Term, during business hours and at a location designated by Landlord in Broward County, Florida, to audit Landlord's books and records in support of the items in the Dispute Notice. Tenant may select and engage, at its sole cost and expense, an independent certified public accountant or member of an independent firm which is engaged in the business of auditing lease additional assessments, provided that such accountant is not and has not been affiliated with or a shareholder in Tenant or any affiliate of Tenant and is not compensated in whole or in part on a contingency fee basis (such accountant being referred to as a "Qualified Auditor"). The Qualified Auditor may examine Landlord's books and records pertaining to the contents of Tenant's timely Dispute Notice. Such Tenant audit must be completed, and its results tendered to Landlord, within ninety (90) days following Tenant's Dispute Notice. The Qualified Auditor shall be engaged by Tenant subject to the requirement that Tenant and the Qualified Auditor shall maintain the results of such examination in strict confidence. If, after such examination, the Qualified Auditor disputes Landlord's Expense Statement, and if Landlord does not agree with such audit results, then the dispute shall be referred to a reputable, independent firm of certified public accountants acceptable to both Landlord and Tenant, and the decision of such accountants shall be conclusively binding. The fees and expenses of such independent accountants in resolving such dispute shall be borne by the unsuccessful party (and if both parties are partially unsuccessful, such accountants shall apportion their fees and expenses between Landlord and Tenant based upon the degree of their success.) Any pending audit and the resolution of any subsequent dispute pertaining thereto shall not serve to relieve Tenant from its obligations to pay all sums due under this Lease including, without limitation, Additional Assessments under the statements that are subject to Tenant's Dispute Notice. In lieu of such audit procedures,

25.   PEACEFUL ENJOYMENT.

25.1   Tenant shall, and may peacefully enjoy the Premises, subject to the other terms hereof, provided that Tenant pays the rent and other sums herein recited to be paid by Tenant and performs all of Tenant's covenants and agreements in this Lease.

25.2   The foregoing covenant and any and all other covenants of the Landlord shall be binding upon Landlord and its successors only with respect to breaches occurring during its or their respective periods of ownership.

26.   RELOCATION.Intentionally Omitted.

27.   HOLDING OVER.

27.1   If Tenant holds over without Landlord's written consent after expiration or other termination of this Lease, or if Tenant continues to occupy the Premises after termination of Tenant's right of possession pursuant to the provisions of Section 22.2(c), Tenant shall, for the first thirty (30) days of such holdover period, pay one hundred twenty-five percent (125%), and the following sixty (60) days, one hundred fifty percent (150%), and, thereafter, throughout the remainder of the entire holdover period pay rent equal to twice the Base Rental and Additional Rent which would have been applicable had the term of this Lease continued through the period of such holding over by Tenant. Landlord and Tenant maintain the right to terminate this month to month tenancy with thirty (30) days following written notification to the other party. Notwithstanding the foregoing, however, if Tenant gives Landlord ninety (90) days irrevocable notice prior to the expiration date (and if Tenant is not in default under this Lease), then Tenant may extend the expiration date of this Lease by ninety (90) days, and its Base Rent and Additional Rent payable for such ninety (90) day period shall be one hundred twenty-five percent (125%) of the Base Rent and Additional Rent payable immediately prior to the expiration date (but such 90 day period shall be instead of and not in addition to the 30 day period referred to above in which rent in such amount is paid). In the alternative, if Tenant gives Landlord three hundred sixty-five days irrevocable notice prior to the expiration date (and if Tenant is not in default under this Lease), then Tenant may extend the expiration date of this Lease by six (6) months, and its Base Rent and Additional Rent payable for such six (6) month period shall be one hundred five percent (105%) of the Base Rent and Additional Rent payable immediately prior to the original expiration date.

27.2   No possession by Tenant after the expiration of the term of this Lease shall be construed to extend the term of this Lease unless Landlord has consented to such possession in writing.

28.   SUBORDINATION TO MORTGAGE.

28.1   This Lease is and shall be subject and subordinate only to a first mortgage, whether presently existing or hereafter arising upon the Premises or upon the Building and to any renewals, modifications, refinancings or extensions thereof, but Tenant agrees that any such first mortgagee shall have the right to subordinate such first mortgage to this Lease on such terms and subject to such conditions as such first mortgagee may deem appropriate in its discretion provided, however, that such first mortgagee shall issue to Tenant a subordination, nondisturbance and attornment agreement on its standard form.

28.2   Landlord is hereby irrevocably vested with full power and authority to subordinate this Lease to any first mortgage, now existing or hereafter placed upon the Premises or the Building as a whole, and Tenant agrees upon demand to execute such further instruments subordinating the Lease or attorning to holder of any such first lien as Landlord may request.

28.3   No first mortgage is presently existing on the Building or the Project.

28.4   If Tenant should fail to execute any subordination or other agreement required by this Section, within ten (10) business days following Landlord's written notice as requested, then Tenant's subordination and consent to such agreement shall be conclusively and irrevocably presumed.

28.5   Tenant agrees that it will from time to time upon request by Landlord execute and deliver to such persons as Landlord shall request a statement in recordable form certifying that this Lease is unmodified and in full force and effect (or if there have been modifications, that the same is in full force and effect as so modified), stating the dates to which rent and other charges payable under this Lease have been paid, stating that Landlord is not in default hereunder (or if Tenant alleges a default stating the nature of such alleged default) and further stating such other matters as Landlord or its mortgagee(s) shall reasonably require.

28.6   Tenant shall, in the event of the sale or assignment of Landlord's interest in the Building or in the event of any proceedings brought for the foreclosure of, or in the event of exercise of the power of sale under, or taking by deed in lieu of foreclosure of, any first mortgage made by Landlord covering the Premises, give full and complete attornment to the purchaser and recognize the purchaser as Landlord under this Lease for the balance of the term of this Lease, including any extensions or renewals thereof, and such purchaser or mortgagee shall recognize Tenant's rights in the form of its standard subordination, nondisturbance and attornment agreement.

29.   LANDLORD'S LIEN. Tenant hereby grants Landlord a lien and security interest in those tenant improvements constructed by Tenant under the scope of Exhibit "D-1" and "D-2" hereto, and to subsequent Alterations to the Premises that are in the nature of tenant improvements.

30.   ATTORNEYS' FEES. If either party hereto brings any action to enforce rights under this Lease, whether judicial, administrative, or otherwise, the prevailing party in that action shall be entitled to recover from the losing party all collection and court costs incurred, including reasonable attorneys' fees, whether such costs and fees are incurred out of court, at trial, on appeal, or in any bankruptcy proceeding.

31.   NO IMPLIED WAIVER.

31.1   The failure of either Landlord or Tenant to insist at any time upon the strict performance of any covenant or agreement or to exercise any option, right, power or remedy contained in this Lease shall not be construed as a waiver or a relinquishment thereof for the future.

31.2   No payment by Tenant or receipt by Landlord of a lesser amount than the monthly installment of rent due under this Lease shall be deemed to be other than on account of the earliest rent due, nor shall any endorsement or statement on any check or any letter accompanying any check or payment as rent be deemed an accord and satisfaction, and Landlord may accept such check or payment without prejudice to Landlord's right to recover the balance of such rent or pursue any other remedy provided in this Lease.

32.   PERSONAL LIABILITY. The liability of Landlord to Tenant for any default by Landlord under this Lease shall be limited to the interest of Landlord in the Building and Tenant agrees to look solely to Landlord's interest in the Building for the recovery of any judgment from the Landlord, it being intended that Landlord shall not be personally liable for any judgment of deficiency. The foregoing limitation of liability does not apply, however, to Landlord's obligations to make those payments that may become due under Section 20.8 hereof.

33.   SECURITY DEPOSIT.

33.1   The Security Deposit shall be held by Landlord without liability for interest and as security for the performance by Tenant of Tenant's covenants and obligations under this Lease, it being expressly understood that the Security Deposit shall not be considered an advance payment of rental or a measure of Tenant's damages in case of default by Tenant. Landlord may commingle the Security Deposit with other security deposits, and shall not be required to pay interest on the Security Deposit.

33.2   Landlord may, from time to time without prejudice to any other remedy, use the Security Deposit to the extent necessary to make good any arrearages of rent or to satisfy any other covenant or obligation of Tenant hereunder. Following any such application of the Security Deposit, Tenant shall, upon written notice to Tenant and in accordance with the terms and conditions of this Lease, pay to Landlord on demand the amount so applied in order to restore the Security Deposit to its original amount. Tenant's obligation to make the initial Security Deposit and to restore the Security Deposit is Additional Rent under this Lease.

33.3   If Tenant is not in default at the termination of this Lease, the balance of the Security Deposit remaining after any such application shall be returned by Landlord to Tenant within forty-five (45) days following the expiration date of this Lease.

33.4   If Landlord transfers its interest in the Premises during the term of this Lease, Landlord may assign the Security Deposit to the transferee and thereafter, provided that the transferee assumes Landlord's obligations in writing, then Landlord shall have no further liability for the return of such Security Deposit. This provision is not intended to prevent Tenant from recovering the Security Deposit from future landlords under the terms of Section 33.3 hereof.

33.5   Letter of Credit. Tenant's Security Deposit shall be in the form of a clean irrevocable letter of credit (the "Letter of Credit") in the amount of Two Hundred Sixty Thousand and 00/100 Dollars ($260,000.00) issued by a bank satisfactory to Landlord in substantially the form attached hereto as Rider No. 4. Landlord hereby confirms that Canadian International Bank of Commerce ("CIBC") is a bank satisfactory to Landlord, provided that CIBC allows presentment of the Letter of Credit in an office located in New York City. The Letter of Credit shall at all times be in effect throughout the Term. Any termination or non-renewal of the Letter of Credit prior to such time shall constitute an immediate default under this Lease and shall entitle Landlord to present the Letter of Credit for payment in full. Any default under this Lease which has not been cured within any applicable grace period and/or curative period shall entitle Landlord to present the Letter of Credit for payment in the amount necessary to cure such default (or if such default cannot be cured by the payment of money, for payment in full). Within ten (10) days following any partial draw on the Letter of Credit, Tenant shall replace the partially drawn Letter of Credit with a replacement letter of credit identical in terms to the original Letter of Credit (or, alternatively, an addendum to the original Letter of Credit), but in the amount that had been secured by the original Letter of Credit prior to such partial draw, and that replacement letter of credit (or the original Letter of Credit and such addendum) shall then become the "Letter of Credit" for purposes of this provision. The Letter of Credit proceeds (other than those used to cure a monetary default) shall be held by Landlord as a Security Deposit under this Lease.

34.   FORCE MAJEURE. Whenever a period of time is herein prescribed for the taking of any action by Landlord or Tenant, such party shall not be liable or responsible for, and there shall be excluded from the computation of such period of time, any delays due to strikes, riots, acts of God, shortages of labor or materials, war, governmental laws, regulations or restrictions, or financing. No force majeure event shall, however, serve to excuse or postpone any monetary obligation hereunder (unless expressly set forth in Section 20 hereof).

35.   RELATIONSHIP OF PARTIES. Nothing contained in this Lease shall be deemed or construed by the parties hereto, nor by any third party, as creating the relationship of principal and agent or of partnership or of joint venture between the parties hereto, it being understood and agreed that neither the method of computation of rent, nor any other provision contained herein, nor any acts of the parties herein, shall be deemed to create any relationship between the parties hereto other than the relationship of Landlord and Tenant.

36.   HAZARDOUS MATERIAL.

36.1   Tenant shall not (either with or without negligence) cause or permit the escape, disposal or release of any biologically or chemically active or other hazardous substances, or materials. Tenant shall not allow by its own actions or those acting by, through or under Tenant, the storage or use of such substances or materials in any manner not sanctioned by law or by the highest standards prevailing in the industry for the storage and use of such substances or materials, nor allow to be brought into the Project any such materials or substances, and then only after written notice is given to Landlord of the identity of such substances or materials, except no notice shall be required for standard office supplies for Tenant's use. Without limitation, hazardous substances and materials shall include those described in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. Section 9601 et seq., the Resource Conservation and Recovery Act, as amended. 42 U.S.C. Section 6901 et seq., any applicable state or local laws and the regulations adopted under these acts. If any lender or governmental agency shall ever require testing to ascertain whether or not there has been any release of hazardous materials by Tenant, then the reasonable costs thereof shall be reimbursed by Tenant to Landlord upon demand as additional charges if such requirement applies to the Premises. In addition, Tenant shall execute affidavits, representations and the like from time to time at Landlord's request concerning Tenant's best knowledge and belief regarding the presence of hazardous substances or materials on the Premises. In all events, Tenant shall indemnify Landlord in the manner elsewhere provided in this Lease from any release of hazardous materials on the Premises occurring while Tenant is in possession, or elsewhere if caused by Tenant or persons acting under Tenant. The within covenants shall survive the expiration or earlier termination of the lease term.

36.2   The Tenant agrees to document all hazardous waste disposal, if any, and to keep the same on file for five (5) years and to document the same by one of the following types of documentation: A hazardous waste manifest; a bill of lading from a bonded hazardous substance transporter showing shipment of a licensed hazardous waste facility; or a confirmation of receipt of materials from a recycler, a waste exchange operation, or other permitted hazardous waste management facility.

36.3   Tenant agrees not to generate hazardous effluents.

36.4   Tenant agrees to allow reasonable access to the Premises for monitoring of the above by Landlord, Broward County, DERM and the Florida DER to assure compliance with the above as well as any other conditions relating to the use of the subject property.

36.5   Violation of any of the above shall be deemed to be a default on the part of the Tenant of the terms of this Lease.

36.6   It is understood that Tenant's liability under this Section 36 is for action or inaction by, through or under Tenant, and Landlord retains liability for other hazardous materials matters.

37.   RADON.

In compliance with Florida law, Landlord is required to provide the following notification: "Radon Gas: Radon is a naturally occurring radioactive gas that, when it has accumulated in a building in sufficient quantities, may present health risks to persons who are exposed to it over time. Levels of radon that exceed federal and state guidelines have been found in buildings in Florida. Additional information regarding radon and radon testing may be obtained from your county public health unit."

38.   LIGHT AND VIEW.

If the view from the Premises or the light entering the Premises are interfered with for any reason whatsoever including, but not limited to Landlord's own acts, Landlord shall not be liable for any damage Tenant may sustain thereby and Tenant shall not be entitled to any compensation therefore nor abatement or diminution of rent nor shall the same release Tenant from its obligations hereunder nor constitute an eviction.

39.   MISCELLANEOUS.

39.1   Severability. If any term or provision of this Lease, or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, the remainder of the Lease, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby, and each term and provision of this Lease shall be valid and enforceable to the fullest extent of the law.

39.2   Recordation. Tenant agrees not to record this Lease or any memorandum hereof but Landlord may record this Lease or a memorandum thereof, at its sole election. Tenant shall join in the execution of any such memorandum of lease requested by Landlord.

39.3   Governing Law and Venue. This Lease and the rights and obligations of the parties hereto are governed by the laws of the State of Florida. The parties hereby consent to the jurisdiction of the courts located in Broward County, Florida, which shall be the venue for any proceedings in connection with this Lease.

39.4   Time of Performance. Except as expressly otherwise herein provided, with respect to all required acts of Tenant, time is of the essence of this Lease.

39.5   Transfers by Landlord.   Landlord shall have the right to transfer and assign, in whole or in part, all its rights and obligations hereunder and in the Building, and the Premises referred to herein, and in such event, provided that the transferee agrees in writing to be bound by the terms and conditions of this Lease, including Landlord's obligations hereunder, and upon such transfer Landlord shall be released from any further obligations hereunder, and Tenant agrees to look solely to such successor in interest of Landlord for the performance of such obligations accruing after such transfer. Notwithstanding the foregoing, however, Landlord shall not, in the event of any such transfer or assignment, be released from the obligations under this Lease to fund the Tenant Improvement Allowance due under the terms of Exhibits "D-1" and "D-2" hereto, to fund the payments due under the Reimbursement Agreement for Existing Lease due from Landlord under the terms of Rider #3 hereto, or to make those payments that may become due under the provisions of Section 20.8 hereof.

39.6   Floor Load Limit. Tenant shall not place a load upon any floor of the Premises exceeding the floor load per square foot area which such floor was designed to carry and which may be allowed by law. Landlord reserves the right to prescribe the weight limitations and position of all heavy equipment and similar items, and to prescribe the reinforcing necessary, if any, which in the opinion of Landlord may be required under the circumstances, such reinforcing to be at Tenant's expense.

39.7   Brokers. Landlord and Tenant each warrants that it has had no dealings with any real estate broker or agents in connection with the negotiation of this Lease excepting only The Hogan Group, Inc. and Cushman and Wakefield of Florida, Inc., which have represented Landlord (together "Landlord's Broker"), and Julien J. Studley, Inc. , which has represented Tenant ("Tenant's Broker"). Landlord will compensate Landlord's Broker who, in turn, will compensate Tenant's Broker, if any, in accordance with the terms of a written co-brokerage agreement between Landlord's Broker and Tenant's Broker. Landlord and Tenant each further warrants that it knows of no other real estate broker or agent, other than those who are named above, who is entitled to a real estate commission in connection with this Lease and Landlord or Tenant each agrees to indemnify the other against any claims for commission and expenses created by such claim by any other real estate broker or agent with whom the indemnifying party may have dealt or communicated.

39.8   Real Estate Broker's Commissions. Landlord and Tenant recognize it is possible either party may hereafter make additional agreements regarding extension or renewal of this Lease, or a new lease or leases for all or one or more parts of the Premises or other space in the Building for a term or terms commencing after expiration of this Lease. Landlord and Tenant recognize it is also possible either party may hereafter modify this Lease to add additional space or to substitute space as part of the Premises. If any such additional agreements, new leases or modifications to this Lease are made, Landlord shall not have any obligation to pay any compensation to any real estate broker or any other third party engaged by Tenant to render services to Tenant in connection with negotiating such matters, regardless of whether under the circumstances such party is or is not regarded by the law as an agent of Landlord, and regardless of whether such third party was previously compensated by Landlord under this lease or any previous lease with Tenant, unless such broker representing Tenant has, prior to the commencement of negotiations for such matter from time to time, first entered into a written co-brokerage agreement with the broker then representing Landlord. Tenant hereby indemnifies Landlord against any claim for compensation brought about by Tenant's dealings with any broker or other third party.

39.9   Effect of Delivery of This Lease. Landlord has delivered a copy of this Lease to Tenant for Tenant's review only and the delivery hereof does not constitute an offer to Tenant or and option to Lease. This Lease shall not be effective until a copy executed by both Landlord and Tenant is delivered to and executed by Landlord.

39.10   Section Headings. The section or subsection headings are used for convenience of reference only and do not define limit or extend the scope or intent of the sections.

39.11   Definitions. The definitions set forth in Section 1 are hereby made part of this Lease.

39.12   Exhibits.   "A", "B", "C", "D-1", "D-2", "E". "F", "G", "H", and the following numbered Riders are attached hereto and incorporated herein and incorporated herein and made a part of this Lease for all purposes:

Exhibits	Description
Exhibit "A"	Legal Description
Exhibit "B"	Floor Plan
Exhibit "C"	Annual Rent Adjustment
WORK LETTER AGREEMENT FOR INITIAL PREMISES	EXHIBIT "D-1"
WORK LETTER AGREEMENT FOR SUBSEQUENT PREMISES	EXHIBIT "D-2"
RULES AND REGULATIONS	EXHIBIT "E"
CONSTRUCTION RULES AND REGULATIONS	EXHIBIT "F"
OPTION TO RENEW	EXHIBIT "G"
JANITORIAL SPECIFICATIONS	EXHIBIT "H"
COMMENCEMENT DATE AGREEMENT – INITIAL PREMISES	RIDER #1-A
COMMENCEMENT DATE AGREEMENT- SUBSEQUENT PREMISES	RIDER #1-B
RIGHT OF FIRST OFFER	RIDER #2
REIMBURSEMENT AGREEMENT– EXISTING LEASE	RIDER #3
FORM OF LETTER OF CREDIT	RIDER #4

39.13   NOTICES.

(1)   The Tenant shall pay the rent and shall forward all notices to Landlord at the following address (or at such other place as Landlord may hereafter designate in writing):

Teachers Insurance and Annuity Association of America
c/o The Hogan Group
1000 South Pine Island Road
Suite 400
Plantation, Florida 33324

With respect to notices, Tenant shall send a copy to:

Teachers Insurance and Annuity Association of America
730 Third Avenue
New York, N.Y. 10017
Attention: Joseph P. Flanagan

(2)   The Landlord shall forward all notices to Tenant at the following address (or at such other places as Tenant may hereafter designate in writing):

If prior to the Commencement Date:

Sun International North America, Inc.
1415 East Sunrise Boulevard
Fort Lauderdale, FL 33304

Attention: John Allison, Executive Vice President – Finance and C.F.O.

With a copy to:

Sun International North America, Inc.
2106 New Road, Suite C-7
Linwood, N.J. 08221

Attention: William C. Murtha, Senior Vice President and General Counsel

If following the Commencement Date:

Sun International North America, Inc.
1000 South Pine Island Road
Plantation, Florida 33324
Attention: John Allison, Executive Vice President – Finance and C.F.O.

With a copy to:

Sun International North America, Inc.
1000 South Pine Island Road
Plantation, Florida 33324
Attention: William C. Murtha, Senior Vice President and General Counsel

      (3)   Any notice provided for in this Lease must, unless otherwise expressly provided herein, be in writing, and may, unless otherwise expressly provided, be given or be served by depositing the same in the United States mail, postage pre-paid and certified and addressed to the party to be notified with return receipt requested, by delivering the same in person to an officer of such party, or by sending the notice by a nationally recognized overnight courier service, charges prepaid.

      (4)   Notice deposited in the mail in the manner herein above shall be effective upon receipt, unless such mail is unclaimed, in which event notice shall be effective five (5) days after the date of mailing. Notices sent for overnight delivery by a nationally recognized courier service in the manner herein above shall be deemed effective on the business day of receipt or on which delivery was refused.

      39.14 Tenant Obligation. The obligation of Tenant to pay any sums due under this Lease shall survive the expiration or termination of this Lease.

      39.15 Confidentiality. Tenant will maintain the confidentiality of this Lease and will not divulge the economic or other terms of this Lease, in writing, to any persons, other than Tenant's officers, directors, partners or shareholders; Tenant's attorneys, accountants and other professional consultants; any governmental agencies; and pursuant to subpoena or other legal process.

      39.16 Survival. The following provisions of the Lease shall survive its expiration or earlier termination: (i) Any action arising from or as a result of Tenant's noncompliance with Laws, Regulations and Rules as required herein; (ii) Tenant's obligation to pay for any repairs undertaken by Landlord pursuant to Section 10; (iii) Landlord's Security Interest under Section 29; (iv) obligations under Section 30 to pay any Legal Expenses; (v) Insurance obligations under Section 18 for events occurring prior to the expiration or earlier termination of the Lease; (vi) Tenant's Indemnities under Section 19 and otherwise under the Lease for matters arising prior to the expiration or earlier termination of the Lease and/or for events occurring by, through or under Tenant; (vii) Tenant's responsibilities for the condition of the Premises under Section 9; (viii) Landlord's obligations under Section 20.8; (ix) Landlord's obligations with respect to return of the Security Deposit under Section 33; (x) Landlord's and Tenant's obligations under Sections 20 and 21 hereof relating to condemnation and casualty; (xi) Landlord's and Tenant's liabilities and indemnity under Section 38.7 (Brokers); (xii) the limitation on Landlord's liability contained in Section 31; (xiii) Section 38.15 (Confidentiality); and (xiv) Section 39 (Waiver by Tenant); (xv) Waiver of Jury Trial (Section 39.19), and (xvi) Governing Law (Section 39.3).

      39.17 USE OF ROYAL PALM NAME OR IMAGE. Tenant acknowledges that the name Royal Palm at Southpointe is Landlord's proprietary name for the Building Project, and Tenant shall not, without the prior written consent of Landlord, use the name or a likeness of the Building or any aspect of the Building Project in connection with or in promoting or advertising the business of Tenant or in advertising to sublease the Premises (but Tenant may use the address of the Building as its business address and for informational purposes in connection with a proposed sublease or assignment). Tenant's sole and exclusive permitted use of the Royal Palm at Southpointe name shall be as Tenant's address.

39.18 WAIVER BY TENANT. Tenant expressly waives all of the following: (A) The requirement under Chapter 83.12 of the Florida Statutes that the plaintiff in his distress for rent action file a bond payable to the Tenant in at least double the sum demanded by the plaintiff, it being understood that no bond shall be required in any such action; (B) The right of Tenant under Chapter 83.14 of the Florida Statutes to replevy distrained property; (C) The right of noncompulsory counterclaim in any action brought by Landlord against Tenant for damages or for possession of the Premises due to nonpayment of Base Rental of other sums required of Tenant under this Lease.

39.19 WAIVER OF JURY TRIAL In the event of suit by or against Landlord or Tenant, then both Landlord and Tenant hereby waives its right to trial by jury in connection with the proceedings or claims brought by either of the parties against the other.

39.20 EXHIBITS AND RIDERS The Exhibits and Riders to this Lease are made a part hereof to the same extent as if fully set forth herein.

(signature page follows)

IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease in multiple original counterparts as of the day and year first above written.

Executed in the Presence of: "TENANT"

                                                SUN INTERNATIONAL NORTH
                                                AMERICA, INC., a Delaware corporation

_____
Witness Signature

_____   _____
Witness Name Typed   Signature:

_____   _____
Witness Signature   Name printed:

_____   _____
Witness Name Typed   Title:

                                                _____
                                                Date:

                                                Federal I.D. Number or
                                                S.S. Number:_____

                                                If Corporation Affix Corporate Seal.

                                                _____
                                                Date

Executed in the Presence of: "LANDLORD"

                                                TEACHERS INSURANCE AND
                                                ANNUITY ASSOCIATION OF
                                                AMERICA, a New York corporation

_____
Witness Signature   Signature:_____

_____
Witness Name Typed   Name printed:_____

_____
Witness Signature   Title:_____

_____
Witness Name Typed   Date:_____

EXHIBIT "A"

ROYAL PALM AT SOUTHPOINTE

Legal Description of the Building Project

That portion of Parcel 4, JACARANDA PARCEL 817, according to the map or parcel thereof, as recorded in Plat Book 143, Page 1, of the public records of Broward County, Florida, lying South of the following described line:

COMMENCING at the Northwest corner of said Parcel 4, thence South 84@05'35" East, along the North line of said Parcel 4 (bearings based on the record plat) for 848.14 feet, thence South 00°52'12" East, along the East line of said Parcel 4 for 663.26 feet to the POINT OF BEGINNING; thence North 73°16'14" West for 786.12 feet to a point of curvature; thence Westerly along the arc of a curve to the right, having a radius of 150.00 feet and a central angle of 23°06'31" for 60.50 feet, to a point of tangency, thence North 50°09'43" West for 52.73 feet to a point of curvature; thence Westerly along the arc of a curve to the left, having a radius of 196.00 feet and a central angle of 13°28'15" for 46.08 feet, to a point of tangency; thence North 63°37'27" West for 109.17 feet to a POINT OF TERMINATION, lying on the Westerly boundary of said Parcel 4.

Said Lands situate, lying and being in Broward County, Florida.

LESS and EXCEPT that portion deeded to Broward County, a political subdivision of the State of Florida, by Warranty Deed recorded in O.R. Book 31049, Page 1226, public records of Broward County, Florida.

PARCEL II:

TOGETHER WITH easements for ingress/egress, drainage and utilities as recorded in O.R. Book 23173, Page 864, as modified in O.R. Book 27267, Page 754, public records of Broward County, Florida.

PARCEL III:

TOGETHER WITH easements for ingress and, egress, utilities, and landscaping as created by Declaration of Easements as recorded in O.R. Book 29097, Page 432, public records of Broward County, Florida.

PARCEL IV:

TOGETHER WITH Easement rights created by Declaration of Covenants and Restrictions of Southpointe dated October 12, 1990 and recorded in O.R. Book 17851, Page 706, public records of Broward County, Florida.

EXHIBIT "B"

ROYAL PALM 1 AT SOUTHPOINTE

Floor Plan of the Premises

[This page depicts Tenant's Initial Premises]

[This page depicts Tenant's Initial Premises]

[This Page depicts Tenant's Subsequent Premises]

EXHIBIT "C"

ROYAL PALM 1 AT SOUTHPOINTE

ANNUAL RENT ADJUSTMENT

PERIOD	BASE RENT/S.F./YR	BASE RENT/YEAR	BASE RENT/MONTH
12/1/02- 11/30/03*	NA	Abated	Abated
12/1/03- 11/30/04	NA	Abated	Abated
12/1/04- 10/31/05	NA	Abated	Abated
11/1/05- 11/30/05	$17.45	NA	$ 89,295.64
12/1/05- 11/30/06	$17.97	$1,168,050.00	$ 97,337.50
12/1/06- 11/30/07	$19.01	$1,235,650.00	$102,970.83
12/1/07- 11/30/08	$19.58	$1,272,700.00	$106,058.33
12/1/08- 11/30/09	$20.67	$1,343,335.00	$111,946.25
12/1/09- 11/30/10	$21.29	$1,383,850.00	$115,320.83
12/1/10- 11/30/11	$21.93	$1,425,450.00	$118,787.50
12/1/11- 11/30/12	$22.59	$1,468,350.00	$122,362.50
12/1/12- 11/30/13	$23.26	$1,511,900.00	$125,991.66
12/1/13- 11/30/14	$23.96	$1,557,400.00	$129,783.33
12/1/14- 11/30/15	$24.68	$1,604,200.00	$133,683.33
12/1/15- 11/30/16	$25.42	$1,652,300.00	$137,691.67
12/1/16- 11/30/17**	$26.18	$1,701,700.00	$141,808.33

*Tenant shall pay Base Rent in accordance with the following schedule, plus sales tax thereon. In the event that the Commencement Date occurs prior to December 1, 2002, then Tenant shall pay Base Rent per month in the amount of $64,166.13, plus sales tax, between the Commencement Date and November 31, 2002, and its Proportionate Share of Operating Expenses in full for such period (and not without deduction of the amount of $8.00 per rentable square foot per month) for such period. In the event that the Commencement Date for the Subsequent Premises occurs prior to April 1, 2004, then Tenant shall pay Base Rent per month for the Subsequent Premises in the amount of $20,392.36 per month for the Subsequent Premises between such Commencement Date and March 31, 2004, together with its Proportionate Share of Operating Expenses allocable to the Subsequent Premises for such period (and without deduction of the amount of $8.00 per rentable square foot per month).

**The Expiration Date shall be as set forth in the Lease. This is an estimated date based on the assumption that the Commencement Date occurs on December 1, 2002.

ROYAL PALM 1 AT SOUTHPOINTE

WORK LETTER AGREEMENT

FOR INITIAL PREMISES

(TENANT BUILDS)

This Work Letter agreement (this "Work Letter") is attached to and made part of that certain Office Lease Agreement (the "Lease") dated the _____ day of _____, 2002, by and between TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA ("Landlord") and _____, ("Tenant"). The terms, definitions and other provisions of the Lease are hereby incorporated into this Work Letter by reference.

In consideration of the execution of the Lease and the mutual covenants and conditions hereinafter set forth, Landlord and Tenant agree as follows:

1.   Building Standard Improvements:

(a)   This Work Letter sets forth the agreement with respect to the construction of the "Building Standard Improvements", which is understood to mean (i) the "Shell Improvements" (as hereinafter defined) and (ii) any additional improvements constructed or installed on the Premises for Tenant's use using Building Grade (as defined in the Lease and specifically enumerated hereafter) construction and materials. Any other improvements to the Premises that require construction methods or materials other than Building Grade shall be deemed to be "Non-Standard Improvements". All improvements to the Shell Improvements, whether constructed or installed by Landlord or Tenant, shall be hereinafter referred to as the "Tenant Improvements", which term shall include both Building Grade and any Non-Standard Improvements.

(b)   "Shell Improvements" shall mean the following improvements, which have been or will be provided by Landlord, at its expense, in connection with the construction of the Building:

(1)   Exterior Building windows, walls and roof structure and unfinished concrete block finished in sheetrock with walls surrounding Common Areas and Service Areas.

(2)   Unfinished concrete floors and ceilings.

(3)   Fully equipped and finished Common Areas and Service Areas, including elevators, elevator lobbies, atrium entry area, restrooms, mechanical and electrical rooms.

(4)   Shell Building heating, ventilation and air-conditioning system with main high-pressure ductwork distribution only to all floor areas and the VAV boxes installed as part of the base Building.

(5)   Electrical meter rooms equipped with panels and breakers to code and based on standard usage (5.5 watts per square foot).

(6)   Automatic sprinkler systems with construction heads per minimum code requirements for Building shell.

(7)   Public corridor areas as needed to serve the Premises (except those Building Floors to be occupied by a single tenant), with floors, interior walls and ceilings finished with Building Grade Materials.

(c)   Tenant shall use the following Building Grade materials, or such alternates of at least equal quality that Landlord may approve:

(1)   Interior Partitions: Taped, finished and painted (two coats of flat latex, partitioning to be constructed with 1/2" gypsum wallboard mounted on each side of 3 5/8" metal

studs at 24" on center, extending from the slab to the bottom of the finished ceiling height and having 4" vinyl base throughout.

(2)   Interior Demising Walls: Separation between tenants consisting of one layer of 5/8" of fire-rated gypsum mounted on each side of 3 5/8" metal studs, running from floor slab to ceiling slab, with 3 5/8" layer of insulation in the wall cavity; Tenant to be responsible only for one-half of the cost of such interior demising walls. Any other unfinished concrete surfaces (walls to columns) to be covered with 5/8" gypsum wallboard; Tenant to bear full cost of such gypsum wallboard. All demising walls to be taped, finished and painted (two coats) to the ceiling tile and vinyl base installed in the same manner prescribed for the interior partitions.

(3)   Building Exterior Wall: All window openings will have Landlord specified horizontal mini-blinds, which shall be at Tenant's expense, but subject to offset by the Tenant Improvement Allowance.

(4)   Entry Doors: Solid core honduran mahogany wood veneer (8'6" height, 3' 0" width, 1 3/4" thick) set in metal frames with matching stained honduran mahogany frames. Hardware to be lever handle 32 polished stainless, hinges 26 polished chrome, closer with painted bronze cover and 32 polished stainless floor stops. Landlord shall reasonably approve double glass entry doors if specified by Tenant.

(5)   Interior Doors: Solid core wood veneer (8'6" height, 3' width) set in metal frames. Hardware to match Entry Doors, with closers only as required by building code.

(6)   Carpeting: Minimum 26 ounce face weight, commercial grade, glue down, throughout Premises.

(7)   Heating, ventilation and air conditioning: Low pressure ductwork and flex duct air distribution system throughout the Premises with air diffusers, as required.

(8)   Electrical: Wiring and conduit per code, as required for standard wall-mounted duplex power outlets, switches and 2' x 4' parabolic lighting fixtures with complete circuitry to electrical panels.

(9)   Lighting: 2' x 4' parabolic lay-in fixtures with three fluorescent tubes each, with wiring, conduit and circuitry.

(10)   Telephone Outlets: Wall-mounted box with pull string or conduit to top of partition for Tenant telephone system.

(11)   Ceiling: 2' x 2' reveal edge lay-in acoustical ceiling tile and 1" wide metal grid.

(12)   Fire Protection and Security Equipment: Fully-recessed sprinkler heads, centered in tile, exit lights, fire extinguishers and fire dampers as required per code. In addition to entry door locks, Tenant shall provide a security lock as designated by Landlord on each stairwell door that is within the Premises.

(d)   Landlord has made no representation or promise as to the condition of the Premises. Landlord shall not perform any alterations, additions, or improvements in order to make the Premises suitable and ready for occupancy and use by Tenant. Tenant has inspected the Premises, is fully familiar with the physical condition of the Premises, and shall accept the Premises "as is," "where is," without any warranty, express or implied, or representation as to fitness or suitability.

2.   Plans. Tenant shall perform all work necessary or desirable for Tenant's occupancy of the Premises (the "Tenant Improvements"). On or before July 15, 2002, Tenant shall furnish to Landlord, for Landlord's written approval, a permit set (final construction drawings) of plans and   specifications for the Tenant Improvements (the "Plans"). Notwithstanding anything to the contrary herein, any reasonable delay by Tenant in submitting the Plans to Landlord on or before July 15, 2002 shall not constitute an event of default under this Lease, provided that Tenant continues to diligently pursue their completion. The Plans shall include the following:

The Tenant Improvements shall be completed in accordance with detailed architectural and engineering working drawings and material specifications (the "Plans and Specifications") which shall be prepared at Tenant's expense (but subject to offset by the Tenant Improvement Allowance) and shall be in a form and content as necessary to allow Tenant's contractor(s) to obtain all required building permits and approvals. The Plans and Specifications shall include the following:

      (1)   fully dimensioned architectural plan;

      (2)   electric/telephone outlet diagram;

      (3)   reflective ceiling plan with light switches;

      (4)   mechanical plan;

      (5)   electric power circuitry diagram;

      (6)   schematic plumbing riser diagram (if any);

      (7)   all color and finish selections; and

      (8)   all special equipment and fixture specifications.

(b) The Plans shall reflect Tenant's use of Building Grade materials unless otherwise approved in writing by Landlord.

(c) The Plans will be prepared by a licensed architect and the electrical and mechanical plans will be prepared by a licensed professional engineer. The Plans shall be produced on CAD. The architect and engineer will be subject to Landlord's approval, which shall not be unreasonably withheld. At Landlord's request, Tenant shall use Landlord's designated engineer for the Building, Kamm Engineering (at Tenant's commercially reasonable cost, but subject to offset by the Tenant Improvement Allowance) to prepare items (4), (5) and, if necessary, item (6). The Plans shall comply with all applicable laws, ordinances, directives, rules, regulations, and other requirements imposed by any and all governmental authorities having or asserting jurisdiction over the Premises. Landlord shall review the Plans and either approve or disapprove them within a reasonable period of time. Should Landlord disapprove them, Tenant shall make any necessary modifications and resubmit the Plans to Landlord in final form within ten days following receipt of Landlord's disapproval of them. The approval by Landlord of the Plans and any approval by Landlord of any similar plans and specifications for any other Alterations or the supervision by Landlord of any work performed on behalf of Tenant shall not: (i) imply Landlord's approval of the plans and specifications as to quality of design or fitness of any material or device used; (ii) imply that the plans and specifications are in compliance with any codes or other requirements of governmental authority (it being agreed that compliance with these requirements is solely Tenant's responsibility); (iii) impose any liability on Landlord to Tenant or any third party; or (iv) serve as a waiver or forfeiture of any right of Landlord.

3. **Tenant's General Contractor.** The Tenant Improvements shall be constructed by a general contractor selected and paid by Tenant and approved by Landlord. Landlord hereby tenders its approval for the following general contractors if selected by Tenant: Dewhurst Construction Company, Enterprise Construction Company; Bricar Construction Company and M.J. Simpson Construction Company. The general contractor shall obtain a payment and performance bond in form complying with Section 713.23, Florida Statutes. A copy of the bond, the contractor's license(s) to do business in the jurisdiction(s) in which the Premises are located, the fully executed contract between Tenant and the general contractor, the general contractor's work schedule, and all building or other governmental permits required for the Tenant Improvements shall be delivered to Landlord before commencement of the Tenant Improvements.

(a) Tenant shall be responsible for obtaining all necessary permits and approvals at Tenant's sole expense (but subject to offset by the Tenant Improvement Allowance).. Tenant shall advise its contractor(s), subcontractor(s) and material supplier(s) that no interest of Landlord in the Premises, the Building or the Project shall be subject to liens to secure payment of any amount due for work performed or materials installed in the Premises and that Landlord has recorded a notice to that effect in the public records of Broward County, Florida. Such Tenant contractors must have submitted to Landlord, prior to their entry into the Premises for the accomplishment of any work, certificates of insurance evidencing Commercial General Liability insurance in the amount of at least $1 million, excess liability insurance in the amount of at least $3 million, and evidence of workers compensation insurance coverage, which, with respect to the liability insurance coverage, name Landlord as an additional insured and are issued by an insurance company rated by Best's Insurance Guide, or any successor thereto (or, if there be none, an organization having a national reputation) as having a general policyholder rating of "A-" and a financial rating of at least "X".

(b)   Tenant shall cooperate as reasonably necessary so that its general contractor will cause the Tenant Improvements to be completed promptly and with due diligence. The Tenant Improvements shall be performed in accordance with the Plans and shall be done in a good and workmanlike manner using new materials. All work shall be done in compliance with all other applicable provisions of this Lease and with all applicable laws, ordinances, directives, rules, regulations, and other requirements of any governmental authorities having or asserting jurisdiction over the Premises. Before the commencement of any work by Tenant, Tenant shall furnish to Landlord certificates evidencing the existence of builder's risk, comprehensive general liability, and workers' compensation insurance complying with the requirements set forth in the Insurance section of this Lease. Any damage to any part of the Building or the Project that occurs as a result of the Tenant Improvements shall be promptly repaired by Tenant or, at Landlord's option, shall be repaired by Landlord, and the commercially reasonable cost thereof shall be reimbursed by Tenant to Landlord within fourteen (14) business days following Landlord's tender of an invoice for such costs to Tenant.

(c)   Landlord shall have the right to reasonably disapprove any of Tenant's contractors or subcontractors if Landlord has reason to believe that such contractors or subcontractors are: (i) not licensed as required by any governmental agency; (ii) not technically qualified or sufficiently staffed to do the work; (iii) not financially capable of undertaking the work; and/or (iv) incompatible with any of Landlord's contractors or subcontractors working on the Building (such incompatibility to include possible conflicts with any union contractors employed by Landlord).

4.   Other Construction Requirements. Tenant shall also ensure compliance with the following requirements concerning construction:

(a)   Tenant and all construction personnel shall abide by Landlord's job site rules and regulations and fully cooperate with Landlord's construction representatives in coordinating all construction activities in the Building Project, including rules and regulations concerning working hours, parking, and use of the construction elevator.

(b)   All transportation of construction materials shall be on the padded construction elevator only.

(c)   Tenant shall be responsible for cleaning up any refuse or other materials left behind by construction personnel at the end of each work day.

(d)   Tenant shall deliver to Landlord all forms of approval provided by the appropriate local governmental authorities to certify that the Tenant Improvements have been completed and the Premises are ready for occupancy, including a final, unconditional certificate of occupancy.

(e)   At all times during construction, Tenant shall allow Landlord access to the Premises for inspection purposes. On completion of the Tenant Improvements, Tenant's general contractor shall review the Premises with Landlord and Tenant and secure Landlord's and Tenant's acceptance of the Tenant Improvements.

5.   Tenant Improvement Allowance. If and for as long as Tenant is not in default under this Lease beyond any applicable grace period, Tenant shall be entitled to a fixed price tenant improvement allowance in the amount Four Hundred Eighty Thousand and 00/100 ($480,000.00) (the "Tenant Improvement Allowance"). Tenant hereby grants to Landlord a security interest in all improvements to the Premises paid for in whole or in part with the Tenant Improvement Allowance or as Tenant Costs under this Work Letter. The Tenant Improvement

Allowance shall be paid to Tenant in reimbursement for the total out of pocket costs paid by Tenant for the design professional fees and the "hard costs" of construction of the Tenant Improvements. The Tenant Improvement Allowance may not be applied to any other costs such as, but not limited to, the costs of Tenant's furniture, trade fixtures, and equipment, cabling and wiring costs, and moving expenses. If the total amount paid by Tenant for the Tenant Improvements is less than the Tenant Improvement Allowance, Tenant shall not receive cash or any credit against rent for the unused portion of the allowance. The Tenant Improvement Allowance shall be paid within in no more than three installments. With respect to Tenant's first two (2) payment requests, Landlord shall make such reimbursement to Tenant within twenty-one (21) days after each of the following events has first occurred: (i) Tenant has submitted paid invoices for Tenant Improvements to Landlord, in form and content that would otherwise be acceptable for funding the Tenant Improvement Allowance, demonstrating that Tenant has expended at least $886,800.00 of its own funds for the Tenant Improvements, and such invoices shall not be reimbursable by Landlord but shall instead be Tenant's obligation to pay without reimbursement by Landlord; (ii) Tenant has submitted paid invoices for Tenant Improvements in the amount requested; (iii) Tenant has provided the certification of its architect that the invoices are for work incorporated into the Premises; and (iv) Tenant has submitted releases of lien from Tenant's general contractor and lienors as defined below. The second disbursement shall also not be due until Tenant has submitted a certification from its architect designating the percentage of completion of the Tenant Improvements, demonstrating that they have been at least eighty (80%) completed. With respect to the final installment, Landlord's reimbursement shall occur within 21 days after all of the following events have occurred: (i) the Tenant Improvements have been substantially completed; (ii) Tenant has delivered to Landlord final releases of lien from Tenant's general contractor and all lienors giving notice as defined in the Florida Construction Lien Law and a final contractor's affidavit from the general contractor in accordance with the Florida Construction Lien Law, and all other receipts and supporting information concerning payment for the work that Landlord may reasonably request; (iii) Tenant has moved into the Premises and opened for business in the Premises; and (iv) Tenant has paid the rent due for the first month of the Lease Term. Tenant shall provide Landlord with true copies of bills paid by Tenant for the Tenant Improvements, and Landlord shall reimburse Tenant for the amount set forth in the bills up to the amount of the Tenant Improvement Allowance (subject to Tenant's obligation to pay for the first $886,800.00 of the Tenant Improvements from its own funds and without reimbursement by the Tenant Improvement Allowance. If Tenant is in default under this Lease beyond any applicable grace period, Landlord may, in addition to all its other available rights and remedies, withhold payment of any unpaid portion of the Tenant Improvement Allowance, even if Tenant has already paid for all or a portion of the cost of the Tenant Improvements.

(a)   The Tenant Improvement Allowance is being paid by Landlord as an inducement to Tenant to enter into this Lease and as consideration for the execution of this Lease by Tenant and the performance by Tenant under this Lease for the full Lease Term. If after Tenant has been granted all or any portion of the Tenant Improvement Allowance, the Lease Term is thereafter terminated by virtue of a default by Tenant or Landlord resumes possession of the Premises consequent to a default by Tenant, and Landlord is precluded by applicable law from collecting the full amount of damages attributable to the default as provided in the Default section of this Lease, then, in addition to all other available damages and remedies, Landlord shall also be entitled to recover from Tenant the unamortized portion (calculated using an interest rate of 12% per annum compounded monthly) of the Tenant Improvement Allowance, which sum shall not be deemed rent. This obligation of Tenant to repay the unamortized balance of the Tenant Improvement Allowance to Landlord shall survive the expiration or sooner termination of the Lease Term.

(b)   The Tenant Improvement Allowance provisions of this exhibit shall not apply to any additional space added to the original Premises at any time after the date of this Lease unless expressly provided in the Lease, whether by any options under this Lease or otherwise, or to any portion of the original Premises or any additions to the Premises in the event of a renewal or extension of the initial Lease Term, whether under any options under this Lease or otherwise, unless expressly so provided in this Lease or an amendment to this Lease.

6.   Commencement Date. The "Commencement Date" shall mean the earlier to occur of (i) the date when Tenant takes possession of the Premises or any portion of the Premises for the conduct of its business after the date of substantial completion of the Tenant Improvements, or (ii) December 1, 2002. Substantial completion shall be deemed to have occurred on the date that a Certificate of Occupancy or its equivalent is issued by the appropriate local governmental entity concerning the Tenant Improvements, or, if no Certificate of Occupancy will be issued for the Tenant Improvements, the date on which the Tenant Improvements are substantially completed so that Tenant may use them for their intended purpose, notwithstanding that minor punchlist items or insubstantial details concerning to construction, decoration, or mechanical adjustment remain to be performed. The parties shall thereafter execute a letter confirming the Commencement Date and the expiration date of this Lease substantially in the form of Rider H-1 to this Lease. The failure of Tenant to execute the letter shall not affect the validity of the Commencement Date as reasonably determined by Landlord.

7.   Low Voltage; Permits:

Tenant shall be responsible for providing their own telephone, computer, and security cable and/or wiring for the Premises. This work as it relates to low voltage wiring, requires permitting and inspections by Broward County. Failure of Tenant's vendors or contractors to obtain required permits and associated inspections will result in a Tenant-caused delay in occupying the space.

8.   Tenant's As-Built Verification.

In no event shall Tenant or any contractor, subcontractor, supplier or any party acting by, through or under Tenant rely on the Plans and Specifications or any Building plans submitted by Landlord for the purpose of determining final measurements for any systems, furnishings, cabinets, electrical, mechanical or plumbing installations or any other type of installation by Tenant whatsoever, it being clearly understood that Tenant shall obtain field as-built measurements and as-built plans for such purposes.

(signature page follows)

EXECUTED BY the parties hereto simultaneously with the Lease and attached thereto as Exhibit "D".

Executed in the Presence of: "TENANT"

                                              SUN INTERNATIONAL NORTH AMERICA, INC.
                                              Signature:

                                              Name printed:_____

_____
Witness Name printed   Title:_____
_____

_____   Date:_____
Witness Name printed

Executed in the Presence of: "LANDLORD"

                                              TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

_____

_____   Signature:_____
Witness Name printed   Name:_____
                                              Title:_____
_____   Date:_____

_____
Witness Name printed

ROYAL PALM 1 AT SOUTHPOINTE

WORK LETTER AGREEMENT

FOR SUBSEQUENT PREMISES

(TENANT BUILDS)

This Work Letter agreement (this "Work Letter") is attached to and made part of that certain Office Lease Agreement (the "Lease") dated the ____ day of _____, 2002, by and between TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA ("Landlord") and _____, ("Tenant"). The terms, definitions and other provisions of the Lease are hereby incorporated into this Work Letter by reference.

In consideration of the execution of the Lease and the mutual covenants and conditions hereinafter set forth, Landlord and Tenant agree as follows:

1.   Building Standard Improvements:

(a)   This Work Letter sets forth the agreement with respect to the construction of the "Building Standard Improvements", which is understood to mean (i) the "Shell Improvements" (as hereinafter defined) and (ii) any additional improvements constructed or installed on the Premises for Tenant's use using Building Grade (as defined in the Lease and specifically enumerated hereafter) construction and materials. Any other improvements to the Premises that require construction methods or materials other than Building Grade shall be deemed to be "Non-Standard Improvements". All improvements to the Shell Improvements, whether constructed or installed by Landlord or Tenant, shall be hereinafter referred to as the "Tenant Improvements", which term shall include both Building Grade and any Non-Standard Improvements.

(b)   "Shell Improvements" shall mean the following improvements, which have been or will be provided by Landlord, at its expense, in connection with the construction of the Building:

(1)   Exterior Building windows, walls and roof structure and unfinished concrete block finished in sheetrock with walls surrounding Common Areas and Service Areas.

(2)   Unfinished concrete floors and ceilings.

(3)   Fully equipped and finished Common Areas and Service Areas, including elevators, elevator lobbies, atrium entry area, restrooms, mechanical and electrical rooms.

(4)   Shell Building heating, ventilation and air-conditioning system with main high-pressure ductwork distribution only to all floor areas and the VAV boxes installed as part of the base Building.

(5)   Electrical meter rooms equipped with panels and breakers to code and based on standard usage (5.5 watts per square foot).

(6)   Automatic sprinkler systems with construction heads per minimum code requirements for Building shell.

(7)   Public corridor areas as needed to serve the Premises (except those Building Floors to be occupied by a single tenant), with floors, interior walls and ceilings finished with Building Grade Materials.

(8)   In the event that the Subsequent Premises has been improved for the occupancy of another tenant prior to the date of Landlord's delivery of possession thereof to Tenant for the purpose of Tenant's construction of the Tenant Improvements therein, then Landlord shall deliver the Subsequent Premises to Tenant in broom clean condition, free of the personal property of any other party.

(c)   Tenant shall use the following Building Grade materials, or such alternates of at least equal quality that Landlord may approve:

(1)   Interior Partitions: Taped, finished and painted (two coats of flat latex, partitioning to be constructed with 1/2" gypsum wallboard mounted on each side of 3 5/8" metal studs at 24" on center, extending from the slab to the bottom of the finished ceiling height and having 4" vinyl base throughout.

(2)   Interior Demising Walls: Separation between tenants consisting of one layer of 5/8" of fire-rated gypsum mounted on each side of 3 5/8" metal studs, running from floor slab to ceiling slab, with 3 5/8" layer of insulation in the wall cavity; Tenant to be responsible only for one-half of the cost of such interior demising walls. Any other unfinished concrete surfaces (walls to columns) to be covered with 5/8" gypsum wallboard; Tenant to bear full cost of such gypsum wallboard. All demising walls to be taped, finished and painted (two coats) to the ceiling tile and vinyl base installed in the same manner prescribed for the interior partitions.

(3)   Building Exterior Wall: All window openings will have Landlord specified horizontal mini-blinds, which shall be at Tenant's expense, but subject to offset by the Tenant Improvement Allowance.

(4)   Entry Doors: Solid core honduran mahogany wood veneer (8'6" height, 3' 0" width, 1 3/4" thick) set in metal frames with matching stained honduran mahogany frames. Hardware to be lever handle 32 polished stainless, hinges 26 polished chrome, closer with painted bronze cover and 32 polished stainless floor stops. Landlord shall reasonably approve double glass entry doors if specified by Tenant.

(5)   Interior Doors: Solid core wood veneer (8'6" height, 3' width) set in metal frames. Hardware to match Entry Doors, with closers only as required by building code.

(6)   Carpeting: Minimum 26 ounce face weight, commercial grade, glue down, throughout Premises.

(7)   Heating, ventilation and air conditioning: Low pressure ductwork and flex duct air distribution system throughout the Premises with air diffusers, as required.

(8)   Electrical: Wiring and conduit per code, as required for standard wall-mounted duplex power outlets, switches and 2' x 4' parabolic lighting fixtures with complete circuitry to electrical panels.

(9)   Lighting: 2' x 4' parabolic lay-in fixtures with three fluorescent tubes each, with wiring, conduit and circuitry.

(10)   Telephone Outlets: Wall-mounted box with pull string or conduit to top of partition for Tenant telephone system.

(11)   Ceiling: 2' x 2' reveal edge lay-in acoustical ceiling tile and 1" wide metal grid.

(12)   Fire Protection and Security Equipment: Fully-recessed sprinkler heads, centered in tile, exit lights, fire extinguishers and fire dampers as required per code. In addition to entry door locks, Tenant shall provide a security lock as designated by Landlord on each stairwell door that is within the Premises.

(d)   Landlord has made no representation or promise as to the condition of the Premises. Landlord shall not perform any alterations, additions, or improvements in order to make the Premises suitable and ready for occupancy and use by Tenant. Tenant has inspected the Premises, is fully familiar with the physical condition of the Premises, and shall accept the Premises "as is," "where is," without any warranty, express or implied, or representation as to fitness or suitability.

2.   Plans. Tenant shall perform all work necessary or desirable for Tenant's occupancy of the Premises (the "Tenant Improvements"). On or before February 1, 2004, Tenant shall furnish to Landlord, for Landlord's written approval, a permit set (final construction drawings) of plans and   specifications for the Tenant Improvements (the "Plans").

Notwithstanding anything to the contrary herein, any reasonable delay by Tenant in submitting the Plans to Landlord on or before February 1, 2004 shall not constitute an event of default under this Lease, provided that Tenant continues to diligently pursue their completion. The Plans shall include the following:

The Tenant Improvements shall be completed in accordance with detailed architectural and engineering working drawings and material specifications (the "Plans and Specifications") which shall be prepared at Tenant's expense (but subject to offset by the Tenant Improvement Allowance) and shall be in a form and content as necessary to allow Tenant's contractor(s) to obtain all required building permits and approvals. The Plans and Specifications shall include the following:

> (1)   fully dimensioned architectural plan;
>
> (2)   electric/telephone outlet diagram;
>
> (3)   reflective ceiling plan with light switches;
>
> (4)   mechanical plan;
>
> (5)   electric power circuitry diagram;
>
> (6)   schematic plumbing riser diagram (if any);
>
> (7)   all color and finish selections; and
>
> (8)   all special equipment and fixture specifications.

(b)   The Plans shall reflect Tenant's use of Building Grade materials unless otherwise approved in writing by Landlord.

(c)   The Plans will be prepared by a licensed architect and the electrical and mechanical plans will be prepared by a licensed professional engineer. The Plans shall be produced on CAD. The architect and engineer will be subject to Landlord's approval, which shall not be unreasonably withheld. At Landlord's request, Tenant shall use Landlord's designated engineer for the Building (Kamm Engineering) (at Tenant's commercially reasonable cost, but subject to offset by the Tenant Improvement Allowance) to prepare items (4), (5) and, if necessary, item (6). The Plans shall comply with all applicable laws, ordinances, directives, rules, regulations, and other requirements imposed by any and all governmental authorities having or asserting jurisdiction over the Premises. Landlord shall review the Plans and either approve or disapprove them within a reasonable period of time. Should Landlord disapprove them, Tenant shall make any necessary modifications and resubmit the Plans to Landlord in final form within ten days following receipt of Landlord's disapproval of them. The approval by Landlord of the Plans and any approval by Landlord of any similar plans and specifications for any other Alterations or the supervision by Landlord of any work performed on behalf of Tenant shall not: (i) imply Landlord's approval of the plans and specifications as to quality of design or fitness of any material or device used; (ii) imply that the plans and specifications are in compliance with any codes or other requirements of governmental authority (it being agreed that compliance with these requirements is solely Tenant's responsibility); (iii) impose any liability on Landlord to Tenant or any third party; or (iv) serve as a waiver or forfeiture of any right of Landlord.

3.   Tenant's General Contractor. The Tenant Improvements shall be constructed by a general contractor selected and paid by Tenant and approved by Landlord. Landlord hereby tenders its approval for the following general contractors if selected by Tenant: Dewhurst Construction Company, Enterprise Construction Company; Bricar Construction Company and M.J. Simpson Construction Company. The general contractor shall obtain a payment and performance bond in form complying with Section 713.23, Florida Statutes. A copy of the bond, the contractor's license(s) to do business in the jurisdiction(s) in which the Premises are located, the fully executed contract between Tenant and the general contractor, the general contractor's work schedule, and all building or other governmental permits required for the Tenant Improvements shall be delivered to Landlord before commencement of the Tenant Improvements.

(a)   Tenant shall be responsible for obtaining all necessary permits and approvals at Tenant's sole expense (but subject to offset by the Tenant Improvement Allowance)... Tenant shall advise its contractor(s), subcontractor(s) and material supplier(s) that no interest of Landlord in the Premises, the Building or the Project shall be subject to liens to secure payment of any amount due for work performed or materials installed in the Premises and that Landlord has recorded a notice to that effect in the public records of Broward County, Florida. Such Tenant contractors must have submitted to Landlord, prior to their entry into the Premises for the accomplishment of any work, certificates of insurance evidencing Commercial General Liability insurance in the amount of at least $1 million, excess liability insurance in the amount of at least $3 million, and evidence of workers compensation insurance coverage, which, with respect to the liability insurance coverage, name Landlord as an additional insured and are issued by an insurance company rated by Best's Insurance Guide, or any successor thereto (or, if there be none, an organization having a national reputation) as having a general policyholder rating of "A-" and a financial rating of at least "X".

(b)   Tenant shall cooperate as reasonably necessary so that its general contractor will cause the Tenant Improvements to be completed promptly and with due diligence. The Tenant Improvements shall be performed in accordance with the Plans and shall be done in a good and workmanlike manner using new materials. All work shall be done in compliance with all other applicable provisions of this Lease and with all applicable laws, ordinances, directives, rules, regulations, and other requirements of any governmental authorities having or asserting jurisdiction over the Premises. Before the commencement of any work by Tenant, Tenant shall furnish to Landlord certificates evidencing the existence of builder's risk, comprehensive general liability, and workers' compensation insurance complying with the requirements set forth in the Insurance section of this Lease. Any damage to any part of the Building or the Project that occurs as a result of the Tenant Improvements shall be promptly repaired by Tenant or, at Landlord's option, shall be repaired by Landlord, and the commercially reasonable cost thereof shall be reimbursed by Tenant to Landlord within fourteen (14) business days following Landlord's tender of an invoice for such costs to Tenant.

(c)   Landlord shall have the right to **reasonably** disapprove any of Tenant's contractors or subcontractors if Landlord has reason to believe that such contractors or subcontractors are: (i) not licensed as required by any governmental agency; (ii) not technically qualified or sufficiently staffed to do the work; (iii) not financially capable of undertaking the work; and/or (iv) incompatible with any of Landlord's contractors or subcontractors working on the Building (such incompatibility to include possible conflicts with any union contractors employed by Landlord).

4.   **Other Construction Requirements.** Tenant shall also ensure compliance with the following requirements concerning construction:

(a)   Tenant and all construction personnel shall abide by Landlord's job site rules and regulations and fully cooperate with Landlord's construction representatives in coordinating all construction activities in the Building Project, including rules and regulations concerning working hours, parking, and use of the construction elevator.

(b)   All transportation of construction materials shall be on the padded construction elevator only.

(c)   Tenant shall be responsible for cleaning up any refuse or other materials left behind by construction personnel at the end of each work day.

(d)   Tenant shall deliver to Landlord all forms of approval provided by the appropriate local governmental authorities to certify that the Tenant Improvements have been completed and the Premises are ready for occupancy, including a final, unconditional certificate of occupancy.

(e)   At all times during construction, Tenant shall allow Landlord access to the Premises for inspection purposes. On completion of the Tenant Improvements, Tenant's general contractor shall review the Premises with Landlord and Tenant and secure Landlord's and Tenant's acceptance of the Tenant Improvements.

5.   **Tenant Improvement Allowance.** If and for as long as Tenant is not in default under this Lease beyond any applicable grace period, Tenant shall be entitled to a fixed price tenant improvement allowance in the amount of Four Hundred Ten Thousand Two Hundred Fifty and 00/100 Dollars ($410,250.00) (the "Tenant Improvement Allowance"). Tenant hereby grants to Landlord a security interest in all improvements to the Premises paid for in whole or in part with the Tenant Improvement Allowance or as Tenant Costs under this Work Letter. The Tenant Improvement Allowance shall be paid to Tenant in reimbursement for the total out of pocket costs paid by Tenant for the design professional fees and the "hard costs" of construction of the Tenant Improvements. The Tenant Improvement Allowance may not be applied to any other costs such as, but not limited to, the costs of Tenant's furniture, trade fixtures, and equipment, cabling and wiring costs, and moving expenses. If the total amount paid by Tenant for the Tenant Improvements is less than the Tenant Improvement Allowance, Tenant shall not receive cash or any credit against rent for the unused portion of the allowance. The Tenant Improvement Allowance shall be paid within in no more than three installments. With respect to Tenant's first two (2) payment requests, Landlord shall make such reimbursement to Tenant within twenty-one (21) days after each of the following events has first occurred: (i) Tenant has submitted paid invoices for Tenant Improvements in the amount requested; (ii) Tenant has provided the certification of its architect that the invoices are for work incorporated into the Premises; and (iii) Tenant has submitted releases of lien from Tenant's general contractor and lienors as defined below. The second disbursement shall also not be due until Tenant has submitted a certification from its architect designating the percentage of completion of the Tenant Improvements, demonstrating that they have been at least eighty (80%) completed. With respect to the final installment, Landlord's reimbursement shall occur within 21 days after all of the following events have occurred: (i) the Tenant Improvements have been substantially completed; (ii) Tenant has delivered to Landlord final releases of lien from Tenant's general contractor and all lienors giving notice as defined in the Florida Construction Lien Law and a final contractor's affidavit from the general contractor in accordance with the Florida Construction Lien Law, and all other receipts and supporting information concerning payment for the work that Landlord may reasonably request; (iii) Tenant has moved into the Premises and opened for business in the Premises; and (iv) Tenant has paid the rent due for the first month of the Lease Term. Tenant shall provide Landlord with true copies of bills paid by Tenant for the Tenant Improvements, and Landlord shall reimburse Tenant for the amount set forth in the bills up to the amount of the Tenant Improvement Allowance. If Tenant is in default under this Lease beyond any applicable grace period, Landlord may, in addition to all its other available rights and remedies, withhold payment of any unpaid portion of the Tenant Improvement Allowance, even if Tenant has already paid for all or a portion of the cost of the Tenant Improvements.

         (a)   The Tenant Improvement Allowance is being paid by Landlord as an inducement to Tenant to enter into this Lease and as consideration for the execution of this Lease by Tenant and the performance by Tenant under this Lease for the full Lease Term. If after Tenant has been granted all or any portion of the Tenant Improvement Allowance, the Lease Term is thereafter terminated by virtue of a default by Tenant or Landlord resumes possession of the Premises consequent to a default by Tenant, and Landlord is precluded by applicable law from collecting the full amount of damages attributable to the default as provided in the Default section of this Lease, then, in addition to all other available damages and remedies, Landlord shall also be entitled to recover from Tenant the unamortized portion (calculated using an interest rate of 12% per annum compounded monthly) of the Tenant Improvement Allowance, which sum shall not be deemed rent. This obligation of Tenant to repay the unamortized balance of the Tenant Improvement Allowance to Landlord shall survive the expiration or sooner termination of the Lease Term.

         (b)   The Tenant Improvement Allowance provisions of this exhibit shall not apply to any additional space added to the original Premises at any time after the date of this Lease unless expressly provided in the Lease, whether by any options under this Lease or otherwise, or to any portion of the original Premises or any additions to the Premises in the event of a renewal or extension of the initial Lease Term, whether under any options under this Lease or otherwise, unless expressly so provided in this Lease or an amendment to this Lease.

6.   **Commencement Date.** The "Commencement Date" shall mean the earlier to occur of (i) the date when Tenant takes possession of the Premises or any portion of the Premises for the conduct of its business after the date of substantial completion of the Tenant Improvements, or (ii) ninety (90) days following Landlord's delivery of possession of to Tenant, but not later than April 1, 2004. Substantial completion shall be deemed to have occurred on the date that a Certificate of Occupancy or its equivalent is issued by the appropriate local governmental entity concerning the Tenant Improvements, or, if no Certificate of Occupancy will be issued for the Tenant Improvements, the date on which the Tenant Improvements are substantially completed so that Tenant may use them for their intended purpose, notwithstanding that minor punchlist items or insubstantial details concerning to construction, decoration, or mechanical adjustment remain to be performed. Landlord shall, in accordance with the foregoing, determine the Commencement Date and shall notify Tenant of the date so determined. Tenant shall, if Landlord so requests, thereafter execute a letter confirming the Commencement Date and the expiration date of this Lease substantially in the form of Rider 1-B to this Lease. The failure of Tenant to execute the letter shall not affect the validity of the Commencement Date as reasonably determined by Landlord.

7.   Low Voltage; Permits:

Tenant shall be responsible for providing their own telephone, computer, and security cable and/or wiring for the Premises. This work as it relates to low voltage wiring, requires permitting and inspections by Broward County. Failure of Tenant's vendors or contractors to obtain required permits and associated inspections will result in a Tenant-caused delay in occupying the space.

8.   Tenant's As-Built Verification.

In no event shall Tenant or any contractor, subcontractor, supplier or any party acting by, through or under Tenant rely on the Plans and Specifications or any Building plans submitted by Landlord for the purpose of determining final measurements for any systems, furnishings, cabinets, electrical, mechanical or plumbing installations or any other type of installation by Tenant whatsoever, it being clearly understood that Tenant shall obtain field as-built measurements and as-built plans for such purposes.

(signature page follows)

EXECUTED BY the parties hereto simultaneously with the Lease and attached thereto as Exhibit "D".

Executed in the Presence of: "TENANT"

                                                SUN INTERNATIONAL NORTH AMERICA, INC.
                                                Signature:_____

_____   Name printed:_____

_____
Witness Name printed   Title:_____

_____   Date:_____

_____
Witness Name printed

Executed in the Presence of: "LANDLORD"

                                                TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

_____
                                                Signature:_____
_____   Name:_____
Witness Name printed   Title:_____
                                                Date:_____

_____

_____
Witness Name printed

ROYAL PALM 1 AT SOUTHPOINTE

BUILDING RULES AND REGULATIONS

Landlord has adopted the following Building Rules and Regulations for the care, protection and benefit of the Premises and the Building and for the general comfort and welfare of all Tenants. These Rules and Regulations are subject to amendment by the Landlord from time to time.

1.   The sidewalks, entrances, passages, courts or stairways of the Building shall not be obstructed or used for any purpose other than ingress and egress to and from the Tenant's Premises.

2.   Nothing shall be attached to the outside walls or windows of the Building. No curtains, blinds, shades, or screens shall be used in connection with any exterior window or door of the Premises, except as Landlord designates as Building standard.

3.   No sign, advertisement, object, notice or other lettering shall be exhibited, inscribed, painted or affixed on any part of the outside, or inside if visible from the outside, or the Premises or the Building without the prior consent of Landlord.

4.   The restrooms and other plumbing fixtures shall not be used for any purposes other than those for which they were constructed. No tenant shall bring or keep any inflammable, combustible, explosive or hazardous fluid, material, chemical or substance in or about the Premises without Landlord's prior written consent.

5.   No tenant or occupant shall mark, paint, nail, tape or drill into any part of the Building except the Premises, and then only with the prior written consent of Landlord. No tenant shall install any resilient tile or similar floor covering in the Premises except in a manner approved by Landlord in writing.

6.   No bicycles, vehicles or animals of any kind shall be brought into the Premises (except as may be required by disabled persons). No cooking shall be done or permitted in the Building by any tenant or occupant without the approval of Landlord, except as is customary for general office purposes (such as the use of microwave ovens and coffee machines). No tenant or occupant shall cause any unusual or objectionable odors to emanate from the Premises.

7.   No tenant or occupant shall create, or permit to be created, any nuisance, or interfere with other tenants or occupants of the Building or neighboring buildings or premises.

8.   No additional locks or bolts of any kind shall be placed upon any of the doors or windows, nor shall any changes be made in locks or the mechanism thereof. Each tenant shall, upon the termination of its tenancy, deliver to Landlord all keys of stores, offices and restrooms obtained by such tenant.

9.   Landlord shall have the right to prohibit any advertising that includes the address of the Building or any reference to it by any tenant which, in Landlord's opinion, impairs the reputation of the Building.

10.   If the Premises become infested with vermin, such tenant, at its sole cost and expense, shall cause its Premises to be exterminated, from time to time, to the satisfaction of Landlord, and shall employ such exterminators therefor as shall be approved by Landlord.

11.   Neither any premises or any portion of the Building shall be used, or permitted to be used for lodging or sleeping, or for any illegal or immoral purpose.

12.   The requirements of tenants will be attended to only upon application at the office of the Building Manager. Building employees shall not be required to perform any work outside of their regular duties, unless under specific instructions from the office of Building Manager.

13.   Canvassing, soliciting and peddling in the buildings is prohibited and each tenant and occupant shall cooperate in seeking their prevention.

14.   In the delivery or receipt of merchandise, freight or other matter, only hand trucks or other means of conveyance equipped with rubber side guards and such other safeguards as Landlord may require shall be used.

15.   With respect to work being performed by a tenant in its Premises with the approval of Landlord, the tenant shall refer all contractors, contractors' representatives and installation technicians to the Building Manager for its supervision, approval and control prior to the performance of any work or service, and each such party performing work must tender an certificate of insurance prior to the commencement of work, naming Landlord and its property manager as additional insureds. This provision shall apply to all work performed in the Building including installation of telephones, electrical devices and attachments.

16.   Each tenant and all of such tenant's representatives shall observe and comply with the driving and parking signs and markers on the land and the Project and Landlord shall not be responsible for any damage to any vehicle towed because of noncompliance with parking regulations.

17.   No radio or television antenna, loudspeaker, music system or other device shall be installed on the roof or exterior walls of the Building or on common walls with adjacent tenants, without Landlord's written approval, which approval may be withheld in Landlord's sole and absolute discretion.

18.   No material shall be placed in the trash boxes or receptacles in the Building or project unless such material may be disposed of in the ordinary and customary manner of removing and disposing of trash and garbage and will not result in a violation of any Laws governing such disposal. All garbage and refuse disposal shall be made only through entry ways provided for such purposes and at such times as Landlord shall designate.

19.   Landlord may designate a specific elevator for use as a service elevator, and no other elevator may be used as a service or freight elevator.

20.   Tenant shall pay to Landlord on demand the costs incurred by Landlord for extra or unusual cleaning required because of the condition or nature of the Premises.

21.   If Tenant requires climate control at any time after Normal Business Hours, Landlord shall use reasonable efforts to furnish such service upon reasonable notice from Tenant, and Tenant shall pay Landlord's charges therefore within five (5) days following Landlord's written demand, such obligation being Additional Rent.

22.   No vending machines of any kind shall be installed in the Premises, except with Landlord's prior written consent, which consent may be withheld in Landlord's sole and absolute discretion. Only Landlord may install vending machines in the Building and Landlord shall receive all of the revenue derived therefrom.

23.   In moving its property to and from the Premises, Tenant shall only use and shall cause its agents to use the elevator designated by Landlord as a service elevator. Tenant shall give Landlord written notice of any moving activity by Tenant which is anticipated to impede other tenants' use of such elevator at least 5 business days in advance of the move. Landlord reserves the right to designate certain hours of the day for any moving activity.

24.   Landlord reserves the right to implement security measures in the Building, including but not limited to locking the entrance doors of the Building during weekend, holiday and after-hours. In the event that Landlord locks such doors, Tenant shall be issued security pass keys, which Tenant shall be responsible for returning to Landlord at the expiration or earlier termination of the Lease.

25.   Tenant acknowledges and agrees that the Building and the Arcade Building are "non-smoking" buildings. No smoke from cigarettes, cigars, pipes, or any other type of smoking instrument used by Tenant or Tenant's employees, agents, contractors, invitees, or licensees will be permitted in any area of the Building or project, including without limitation the Premises or the interior common areas of the Building. Tenant shall inform all of its employees, agents, contractors, invitees, and licensees that enter the Building, that smoking is prohibited in the Building and the Premises.

EXHIBIT "F"

CONSTRUCTION RULES AND REGULATIONS

1.   Each general contractor shall provide a full time project supervisor, field office and telephone during the project construction.

2.   Employees of contractors and subcontractors must park in areas designated by the Landlord's property manager. No parking is allowed in the loading area or on the throughways.

3.   All contractors and subcontractors are expressly prohibited from using the passenger elevators or from being in the front lobby or atrium area. Only the designated freight elevator shall be used by all contractors and subcontractors. Large material deliveries may be made only at a time scheduled in advance with Landlord's property manager so that any conflicts can be coordinated. The route of access into the Building will be designated by Landlord's property manager.

4.   Each general contractor shall submit a complete list of suppliers and subcontractors to Landlord's property manager prior to commencement of construction. Each contractor shall also submit a list of subcontractors' phone numbers as well as after-hours phone numbers if contractors or subcontractor will perform work after hours.

5.   Each contractor shall maintain clean and safe working conditions at all times. Trash removal will be done at contractor's cost, including all labor and dumpsters. Dumpster locations shall be approved by Landlord's property manager. Trash on any tenant build out floors shall be removed within 24 hours of any directive of Landlord's property manager. No accumulation of trash will be tolerated anywhere in the building.

6.   Normal working hours will be 7:00 a.m. until 5:30 p.m. Landlord's property manager must be notified in writing of all work schedules and the names of those who will be working in the building after normal working hours.

7.   After hours and weekend work must be supervised by contractor's superintendent and are subject to additional HVAC, security and other applicable charges.

8.   Each contractor must advise Landlord's property manager before working on any fire safety components, and use all efforts to avoid accidental activation of alarms. All fire detection devices must be protected from contaminates from construction activity.

9.   No contractor and/or subcontractor may not operate air handling units. Arrangements for after hours air conditioning must be made with the office of Landlord's property manager before 3:00 p.m. for night time requests and before 3:00 p.m. Friday for weekend requests. Contractor shall provide a pre-filter for the air handler, and shall change it regularly.

10.   Contractor shall supply to building management copies of all building permits and submit a complete test and balance report from an independent air conditioning contractor.

11.   Contractor must protect public area corridors and carpet by plastic runners and or builder's paper as necessary and otherwise in accordance with the requirements of Landlord's property manager.

12.   Contractor must use walk-off mats at all entrances to the work area and changed as often as needed. Contractor will be responsible for maintaining cleanliness of these areas at all times.

13.   No utilities are to be interrupted without the written approval Landlord's property manager. Such approval must be requested not less than 24 hours in advance and on regular working days.

14.   Work that may generate excessive noise that may disturb or inconvenience other occupants of the building shall not be performed between the hours of 8:30 a.m. and 5:30 p.m. on regular business days. Such work must be scheduled and coordinated with Landlord's property manager.

15.   Building materials or equipment are to be stored only in the build out area unless prior arrangements have been made with Landlord's property manager.

16.   Construction personnel are not to eat in the lobbies or atrium area nor are they to congregate in these areas at any time. They should eat in the space in which they are working.

17.   No keys will be issued to any subcontractors. The general contractor on the job will be issued a key on a daily sign in/out basis only if necessary.

18.   Landlord's property manager will designate restrooms to be used by construction personnel.

19.   Contractor shall take all reasonable precautions to protect against the possibility of fire including the following mandatory measures: no smoking, supervision of welding and soldering, daily inspections of the job site, and adequate presence of fire extinguishers.

20.   Workers without shirts or inappropriately dressed or who conduct themselves in an inappropriate manner will be required to leave the building.

21.   No music will be allowed in any construction area.

22.   Prior to commencing work, the contractor must conduct a walk through of the common area with the Landlord's property manager to determine existing damage; in the event the so the contractor will not be held responsible.

23.   Contractor must submit in writing a list of all standard owner supplied building material that will be required for each individual job. This material will be turned over to the contractor as scheduled between the contractor and Landlord's representative.

24.   Contractor is to maintain and provide proof of adequate insurance coverage as approved by Landlord's property manager throughout the duration of the project. The Hogan Group and Teachers Insurance and Annuity Association of America shall be named as additional insureds on the contractors insurance policies and the evidence of insurance provided by contractor must include such additional insureds.

25.   Contractor must supply an on site supervisor and security guard any time work is scheduled in tenant occupied spaces after regular building hours. The supervisor and guard must remain on duty 100% of the time the space is open and/or work is in progress.

26.   Contractor must assure that entrance and perimeter doors of all premises are locked at all times after hours.

27.   Landlord's property manager reserves the right to inspect any and all boxes, tool chests or other containers which may be brought in to the building by the contractor and/or his employees. Such inspections may be made randomly and without prior notice. Any employees or subcontractors not willing to consent to such searches will not be permitted to work in the Building.

28.   Contractor must shield smoke detectors from construction dust as necessary. Smoke detector protection must be removed at the end of each work day and inspected by the contractor to insure its proper operation.

29.   THIS IS A NON-SMOKING BUILDING. Smoking is not permitted anywhere within the building.

For questions concerning these construction rules and regulations, please contact Landlord's property manager:

        Joseph J. Leone, CPM®, RPA   Telephone(954)452-9100 x 106
        Senior Property Manager
        The Hogan Group
        1000 South Pine Island Road
        Suite 400
        Plantation, FL 33324

I, _____, as _____
                    (name)   (title)

of _____ have read and received a copy
                 (company)

of the above rules and regulations and agree to abide by them at all times.

Signature:_____

Date:_____

EXHIBIT G

OPTION TO RENEW

1.   Landlord hereby grants to Tenant, so long as Tenant shall not be in default of any terms, covenants, payments or conditions of this Lease beyond any applicable grace or cure period after Tenant's notice of such default, the right and option to renew the term of this Lease, upon its then existing terms and conditions except as set forth herein, for one (1) additional 5 year term (the "Renewal Term"). In addition, Landlord agrees that it shall, within sixty (60) days following the date of this Lease, proceed in good faith to attempt to obtain the internal approvals required for Landlord to include a second (2nd) five year Renewal Term and, if Landlord obtains such approvals, Landlord and Tenant shall enter into an amendment to this Lease including such second Renewal Term under the terms of this Rider.

2.   Tenant shall give Landlord written notice (each a "Renewal Notice") of Tenant's election to exercise its Renewal Option for each Renewal Term by written notice to Landlord received by Landlord on or before two hundred seventy (270) days prior to the expiration of the then current Term of the Lease; provided that Tenant's failure to give the Renewal Notice by said date, whether due to tenant's oversight or failure to cure any existing defaults or otherwise, shall render this Renewal Option null and void.

3.   Tenant shall not be permitted to exercise its Renewal Option at any time during which Tenant is in default under the Lease beyond any applicable grace or cure period, subject to applicable notice and grace periods (if any). In the event that Tenant fails to cure any default under this Lease prior to the commencement of any Renewal Term, subject to applicable notice and grace periods, the Renewal Term shall be immediately cancelled, unless Landlord elects to waive such default, and Tenant shall forthwith deliver possession of the Premises to Landlord as of the expiration date or the earlier termination of the then current term of this Lease.

4.   Tenant shall be deemed to have accepted the Premises in "as is" condition as of the commencement of the Renewal Term, subject to any repair and maintenance obligations of Landlord under this Lease, it being understood and agreed that Landlord shall have no obligation to renovate or remodel the Premises or any portion of the Building as a result of Tenant's renewal of this Lease.

5.   The covenants and conditions of the Lease in force during the Term of the Lease shall continue to be in effect during any Renewal Term, except that the Commencement Date for the purposes of the Lease shall be the first day of each Renewal Term, and the Base Rental for the first year of each Renewal Term shall be based upon 95% of the then prevailing market rental rate for office space comparable to the Premises located in a comparable office building properties located in Broward County, Florida outside of the City of Fort Lauderdale central business district that include covered parking either in the building or an adjacent parking structure; provided however that the Base Rental shall in no event be less than the average Base Rental in effect over the five (5) year period prior to such Renewal Term (the "Market Rate"). For purposes of this Lease, the "Market Rate" shall be determined as follows:

        A.   Landlord shall propose to Tenant the Market Rate for the applicable Renewal Term within fifteen (15) business days following Landlord's receipt of Tenant's notice of renewal. Tenant shall have fifteen (15) business days following its receipt of such Landlord's notice within which to advise Landlord in writing either that (i) Tenant accepts Landlord's proposed Market Rate and renews the Term at such rate; or (ii) Tenant objects to Landlord's proposed Market Rate. If no objection is received by Landlord within such fifteen (15) business day period, then Tenant shall be deemed to have elected to exercise its renewal option at the rate set forth in Landlord's notice.

        B.   If Tenant's objection to Landlord's proposed Market Rate is timely received by Landlord, then Landlord and Tenant shall attempt in good faith to agreed upon the Market Rate within fifteen (15) business days following the date of Tenant's objection. If Landlord and Tenant agree upon the Market Rate within such fifteen (15) business day period, then the Market Rate shall be the agreed upon base rental rate.

        C.   If Landlord and Tenant are unable to agree on the Market Rate within the fifteen (15) business day period described in the preceding subparagraph (after timely notice of

Tenant's objection to Landlord's proposed Market Rate), then the Market Rate shall be determined by appraisal as provided hereinafter. Landlord and Tenant shall attempt to agree on a single M.A.I. appraiser. Each appraiser (whether one or three) shall be a disinterested licensed appraiser expert in the Plantation submarket of Broward County, Florida who, as his primary livelihood, has been active in the valuation of commercial properties in this submarket for no less than five (5) years and who has not previously represented either party or any related party. If they shall fail to agree on the choice of a single appraiser within ten (10) business days after demand by either party, then each shall select an appraiser within five (5) business days after the expiration of the prior ten (10) day period. If either Landlord or Tenant fails to appoint an appraiser, then the appraiser selected by the other party shall select the second appraiser within five (5) business days following the expiration of the applicable five (5) day period referred to above. The two appraisers thus selected shall select, within ten (10) business days after their appointment, a third appraiser. If the two appraisers so selected shall be unable to agree on the selection of a third appraiser, then either appraiser, on behalf of both, shall request such appointment by the American Institute of Real Estate Appraisers. Hereinafter referred to as the "Institute" (or any successor association or body of comparable standing if the Institute is not then in existence). Each appraiser shall be a member in good standing of the Institute and hold the highest general designation of membership therein.

D. The Market Rate shall be determined by the appraisers (whether one or three) based upon customary and usual appraisal techniques of expert appraisers as of the scheduled commencement date of the subject Renewal Term. The Market Rate shall take into consideration the size of Tenant, Tenant's creditworthiness, tenant improvement allowances to new tenants in the market, market based free rent and other concessions, the length of the lease term, the amount of brokerage commissions payable, and similar factors. The appraiser (if one) or each of the appraisers (if three) shall prepare a written report of his or her determination of the Market Rate and deliver a copy to Landlord and a copy to Tenant within thirty (30) days of the selection of the appraiser if only one appraiser is used, or within forty-five (45) days of the selection of the third appraiser if three appraisers are used. The Market Rate for purposes of this Lease shall equal the rental rate established by the one appraiser if only one appraiser is used, or the average of the proposed rental rates established by each appraiser if three appraisers are used.

If the appraisal process described above is used to determine the Market Rate, then the reasonable fees and expenses of the appraisers shall be shared equally by Landlord and Tenant.

EXHIBIT H

Landlord's contract with the provider for janitorial services for the Building shall include specifications consistent with the following.

JANITORIAL SPECIFICATIONS

ARTICLE I

DEFINITION OF WORK

Section 1.1 **Janitorial Services.** Janitorial Services shall include all labor, cleaning products, cleaning supplies, equipment and paper products necessary to provide housekeeping services as described herein as specified in Article III, Cleaning Specifications, (collectively, the "Work").

ARTICLE II

JANITORIAL SERVICES AND DUTIES

Section 2.1 **Hours of Work and Frequency of Service.**

a) Night Cleaning Services: Night cleaning services will be provided Monday through Friday except New Year's Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day ("Designated Holidays"). Work will not be performed prior to 6:00 PM Monday through Friday. However, Work can be performed after 1:00 PM on Saturday and any time on Sunday.

b) Day Cleaning Services: Day staff shall work Monday through Friday, 7:00 AM until 3:30 PM (except Designated Holidays) with a one-half hour break for lunch, one morning break, and one afternoon break.

Section 2.2 Areas to be Serviced: The Work shall be provided to the following areas: tenant suites, elevator lobbies, restrooms, stairwells, corridor and common areas, first floor lobby, elevator cabs, janitorial closets, multi-tenant corridors, the immediate exterior of the Property, exterior smoking areas, janitorial storage, breezeways and any other areas directed by the Owner or Manager.

ARTICLE III

CLEANING SPECIFICATIONS

Section 3.1 **TENANT SUITES AND COMMON AREAS**

a) **Nightly Services:**

1. Detail vacuum all carpet in offices and public areas. Vacuum around doorframes and behind doors.

2. Sweep and dust mop all resilient and composition floors with treated mops. Damp mop with germicidal cleaner removing all spills and water stains.

3. Dust all desks and office furniture with treated dust cloths including the tops of file cabinets and shelving.

4. Empty all recyclable wastepaper baskets. Comply with current recycling program.

5. Empty all waste paper baskets and other trash containers and replace plastic trash liners as needed and clean and sanitize as required.

6. Remove all trash to trash compactors designated by Owner or Manager at loading dock.

7. Remove fingerprints, dirt smudges, graffiti, etc. from all doors, frames, glass partitions, windows, light switches, walls, elevator door jambs, call buttons and elevators.

8. Return chairs and wastebaskets to proper positions.

9. Clean, sanitize and polish drinking fountains.

10. Monitor all stairwells and dust and/or damp wipe railings. Sweep landings and treads as needed.

11. Dust and remove debris from all metal doors and elevator door thresholds.

12. Wipe clean smudged bright work (brass, stainless).

13. Spot clean all carpets, resilient and composition floors as required.

14. Service all walk-off mats as required.

15. Dust and shine all low reach areas including, but not limited to, standard and built-in furniture ledges, baseboards, windowsills, door louvers, workstation partitions and chairs.

16. Wipe all kitchen counters and remove dirt and fingerprints from vertical cabinets.

17. Wipe all telephones with antiseptic solution

18. Lower and close all blinds, turn off lights.

b) **Weekly Services**:

1. Dust all high reach areas including, but not limited to, picture frames, charts, graphs, wood paneling, tops of file cabinets, shelving, and molding and similar wall hangings not cleaned nightly.

2. Dust inside of all doorjambs.

3. Clean and polish all metal door and elevator door thresholds.

4. Wipe clean and polish all bright work.

5. Sweep all service stairwells.

6. Dust all wood vinyl bases.

7. Edge all carpeted areas (use a crevice tool for inaccessible areas).

8. Thoroughly vacuum under and around all desks and office furniture.

9. Clean and spray buff all resilient and composition flooring.

10. Dust and spot clean all fire extinguishers and fire extinguisher cabinets.

11. Spot clean all vinyl covers around light switches.

12. Clean and leave streak-free all window wall glass, glass partitions or detail.

c) **Monthly Services**:

1. Dust all high reach areas, including but not limited to, tops of doorframes, structural and furniture ledges, air conditioning diffusers and return grilles and light fixtures.

2. Vacuum all upholstered furniture and fabric wall covering as needed.

3. Dust window blinds.

d) **Quarterly Service**:

1. Wash all chair mats using approved cleaning material.

2. Strip and wax kitchen, supply room and file room resilient and composition flooring.

e) **Semi-Annual Service**:

1. Clean all common area carpets including elevators. Cleaning will be done either on a high-powered extraction or bonnet mist basis.

f) **Annual Service**:

1. Damp wipe blinds.

2. Hepa-vac all upholstery and tenant carpet.

Section 3.2 **RESTROOMS**

a) **Nightly Services:**

1. Restock all rest room including paper towels, toilet tissue, toilet seat covers hand soap, sanitary napkins and tampons as required.

2. Wash, polish and sanitize all mirrors, dispensers, faucets, flush valves and bright work with non-scratch disinfectant cleaner as approved by Owner or Manager.

3. Wash and sanitize all toilet seats, urinals and sinks with non-scratch disinfectant cleaner. Wipe dry all sinks.

4. Remove stains, descale toilets, urinals and sinks as required.

5. Mop all rest room floors with disinfectant, germicidal solution.

6. Remove all restroom trash from building to designated area.

7. Wipe down dirt spots and water stains on wall covering.

8. Clean and sanitize floor beneath urinals to prevent urine stains.

9. Vacuum A/C diffusers.

10. Clean doors, light fixtures, switches, door handles, etc.

11. Stall partitions are to be damp cleaned high and low, both sides.

12. Dust all sink drains and pipes.

b) **Monthly Services**:

1. Dust all air conditioning diffusers and return air grilles.

2. Spray wash and scrub wall tiles.

3. Dust all doors, jambs and louvers.

4. Polish floor drain cover.

c) **Quarterly Services**:

1. Machine scrub floor with mild solution, neutralize flush.

Section 3.3 **MAIN LOBBY, PUBLIC CORRIDORS AND ELEVATOR LOBBIES**

a) **Nightly Services:**

1. Thoroughly clean all glass entry doors and sidelights.

2. Spot clean all metal work including hardware, kick plates, cove base and wood baseboard, drinking fountains, planters, elevator call button plates, bronze and any visible hardware.

3. Spot clean all columns and tenant directory board.

4. Thoroughly clean all door thresholds of dirt and debris.

5. Sweep and mop all granite flooring with a rayon mop. Clean dust and dirt from corners.

6. Vacuum all carpets including garage landings and entrance mats and spot clean as necessary.

7. Dust lobby walls top to bottom.

8. Empty and clean all trash receptacles and ashtrays.

9. Dust window ledges.

10. Police exterior pavers and entrance walks.

11. Sweep and dust railing of stairwells. Remove all debris found in stairwells.

b) **Weekly Services:**

1. Thoroughly clean all bronze metal work.

2. Wipe down furniture, planters, baseboard and any

artwork.

c) **Monthly Services:**

1. Damp mop granite & marble floor with high-speed floor machine using a white polish pad and apply granite polish.

2. Mop all stairwells.

d) **Quarterly Services:**

1. Machine scrub to strip sealant from granite floor rinse, clean, dry and reapply granite sealant polish.

2. High dust marble, core and perimeter air diffusers, lighting fixtures, metal ceiling coves, curtain wall mullions and columns.

3. Wash all interior lobby "store front" windows.

Section 3.4   SERVICE AREAS

a) **Nightly Services:**

1. Remove trash from all areas, including freight vestibules.

2. Maintain an orderly arrangement of janitorial supplies and paper products in janitorial closets and service sink areas.

3. Maintain an orderly arrangement of all equipment stored in service areas such as mops, buckets, brooms, vacuum cleaners, and scrubbers and like materials.

4. Clean and disinfect service sinks and floors in service areas and janitorial closets.

Section 3.5   PASSENGER ELEVATORS

a) **Nightly Services:**

1. Spot clean interior surfaces of cab walls and doors.

2. Thoroughly clean all metal surfaces with approved products.

3. Spot clean, vacuum and edge all elevator carpeting.

4. Report all burned out lights or damage of cabs to cleaning supervisor who will report to Owner or Manager.

5. Thoroughly vacuum, clean and polish all elevator thresholds.

6. Remove all debris found in elevator cab including inside telephone boxes.

7. Vacuum all elevator landings including garage landings.

b) **Weekly Services:**

1. Dust ceilings including incandescent cab lamps; wipe with a lint-free cloth to remove smudges.

Section 3.6   **EXTERIOR SERVICE**

a)   **Nightly Services:**

1. Monitor perimeter of building and garage including smoking areas.

2. Sweep and remove accumulated soft dirt, papers and leaves in all areas where wind tends to cause a collection of debris.

3. Empty all trash receptacles and ashtrays.

4. Spot clean all exterior glass and front doors at building entrance.

5. Clean parking deck lobbies, stairs and elevators (tracks, carpet, cabs).

6. Sweep all pedimats.

b)   **Weekly Services:**

1. Hose down or pressure wash all pavers at pedestrian walkways and all entrance walks including loading dock area.

2. Remove spider webs from exterior perimeter lights and inside garage.

3. Replace sand in cigarette urns.

Section 3.7   **Day Staff Daily Services:**

1. Deliver tenant newspapers.

2. Stock paper products in restrooms, ensure soap dispenser operation and wipe clean, empty waste cans, wipe up stains and drips, flush unflushed toilets and perform general cleaning where necessary.

3. Sweep, wet mop, dust mop, vacuum dust, clean glass windows, shine brass fixtures, empty trash, clean restrooms, and police exterior smoking areas.

4. Disinfect all water fountains located on the first floor.

5. Clean and polish all metal surfaces.

6. Empty and clean all common area trash receptacles and ashtrays in lobby and garage landings.

7. Dust window ledges in lobby.

8. Monitor and sweep perimeter pavers and entrance walks.

9. Respond to management service requests received during the course of the day.

EXHIBIT "H-1"

(Commencement Date Letter for Initial Premises)

THE HOGAN GROUP
1000 South Pine Island Road
Suite 170
Plantation, Florida 33324

_____, 2002

SUN INTERNATIONAL NORTH AMERICA, INC.
1000 South Pine Island Road
Plantation, Florida 33324

      Re: Lease dated _____, 2002 by and between Teachers Insurance and Annuity Association of America, as Landlord, and SUN INTERNATIONAL NORTH AMERICA, INC., as Tenant (the "**Lease**")

Dear _____:

      Under **EXHIBIT "D-1"** to the Lease, this will confirm that the Commencement Date of the Lease Term is _____, and the expiration date of the Lease Term is _____.

                          Sincerely,
                          LANDLORD:

                          TEACHERS INSURANCE AND ANNUITY
                          ASSOCIATION OF AMERICA

                          By: The Hogan Group, Property Manager for
                                Royal Palm I at Southpointe

                          By:_____
                              Name:_____
                              Title:_____
                                  Date Executed:_____

TENANT:
ACKNOWLEDGED AND AGREED:
SUN INTERNATIONAL NORTH
AMERICA, INC., a Florida corporation

By:_____
    Name:_____
    Title:_____
Date Executed:_____

EXHIBIT "H-2"

(Commencement Date Letter for Subsequent Premises)

THE HOGAN GROUP
1000 South Pine Island Road
Suite 170
Plantation, Florida 33324

_____, 2002

SUN INTERNATIONAL NORTH AMERICA, INC.
1000 South Pine Island Road
Plantation, Florida 33324

      Re: Lease dated _____, 2002 by and between Teachers Insurance and Annuity Association of America, as Landlord, and SUN INTERNATIONAL NORTH AMERICA, INC., as Tenant (the "**Lease**")

Dear _____:

      Under **EXHIBIT "D-2"** to the Lease, this will confirm that the Commencement Date of the Lease Term for the Subsequent Premises is _____.

Sincerely,
LANDLORD:

TEACHERS INSURANCE AND ANNUITY
ASSOCIATION OF AMERICA

By: The Hogan Group, Property Manager for
      Royal Palm I at Southpointe

By:_____
    Name:_____
    Title:_____
Date Executed:_____

TENANT:
ACKNOWLEDGED AND AGREED:
SUN INTERNATIONAL NORTH
AMERICA, INC., a Florida corporation

By:_____
    Name:_____
    Title:_____
Date Executed:_____

RIDER #2
RIGHT OF FIRST OFFER

1. Provided Tenant is not in default under the Lease beyond any applicable notice and cure or grace period, Tenant shall at any time during the Term of the Lease, or any renewal term thereof, have a right of first offer to negotiate a lease for space contiguous to and on the same floor as any portion of the Premises which may become available during initial term or any renewal term of the Lease (the "First Offer Space"). In the event that the First Offer Space shall become available for leasing (or, if the First Offer Space is not under lease as of the date hereof, if Landlord or Landlord's real estate agent submits a proposal to a third party to lease such space), then Landlord shall promptly advise Tenant of the size and location of such space. Tenant shall give Landlord written notice fourteen (14) business days following Landlord's notice to it of its irrevocable election to either (i) enter into an amendment to this Lease expanding the Premises to include the subject First Offer Space, or (ii) forego its rights under this right of first offer to lease the First Offer Space, in which event the procedure set forth in Paragraph 2 below shall apply.

2. In the event that Landlord does not enter into a lease with the third party tenant to which Landlord had submitted the letter of intent referenced in Paragraph 1 above, then Landlord shall not be required to again give Tenant notice of the availability of such space until ninety (90) days after the notice given to Tenant under Paragraph 1 above. If Tenant gives notice to Landlord, however, during such ninety (90) day period that it desires to expand the Premises to include any portion of the First Offer Space that shall be designated in Tenant's notice to Landlord. Landlord shall give notice to Tenant, within ten (10) business days following its receipt of Tenant's notice, if such space is available.

3. "Available" for purposes of this Rider #2 shall mean that Landlord has not entered into a lease or letter of intent for such space with another tenant. In the event that such space is available, Landlord and Tenant shall enter into an amendment to this Lease expanding the Premises to include such first offer space.

4. Tenant's obligations under this Lease for the subject First Offer Space shall commence on the date of Landlord's delivery of possession thereof to Tenant, but Tenant's lease term for the subject first offer space, and its obligation to pay rent with respect to such space, shall commence on the earlier of (i) one hundred twenty (120) days following Landlord's delivery of possession to Tenant, or (ii) the date that Tenant occupies the subject First Offer Space for the purpose of the conduct of its business.

5. Tenant's rental rate for any portion of the First Offer Space that it leases shall be at "Fair Market Value". "Fair Market Value" shall be a sum equal to one hundred percent (100%) of the fair and reasonable market rental value of the subject First Offer Space, but no less than the rate per square foot then payable for the Premises, taking into account the rental rates, as of the commencement date of Tenant's lease for the subject expansion space, in leases entered into during the preceding six (6) month period in a comparable office building properties located in Broward County, Florida outside of the City of Fort Lauderdale central business district that include covered parking either in the building or an adjacent parking structure for premises of similar size, taking into account the terms and conditions of the Lease and such other leases, the size of Tenant, Tenant's creditworthiness, tenant improvement allowances to new tenants in the market, market based free rent and other concessions, the length of the lease term, the amount of brokerage commissions payable, and similar factors.. The Fair Market Value shall be based upon the net benefits to Landlord after deducting the amortized cost of tenant improvements, brokerage commissions, and rental abatements (whether tied to construction periods or otherwise). The tenant improvement allowance shall take into account the then existing condition of the subject first offer space. The size of the Premises and the first offer space, and Tenant's credit rating, shall be factors in establishing the Fair Market Value. The initial Fair Market Value shall increase during the term of Tenant's lease of the subject first offer space by four percent (4%) per year.

6. Fair Market Value shall be established under the following procedures.

   (a) Within 10 business days after receipt of the Tenant's notice exercising its right of first offer, Landlord shall advise Tenant of the applicable Base Rent for the subject first offer space. Tenant, within ten (10) business days after the date on which Landlord advises

Tenant of the applicable Base Rent, shall either (i) give Landlord final binding notice that it elects to accept the Fair Market Value proposed by Landlord or (ii) that Tenant disagrees with Landlord's determination of the Fair Market Value. If Tenant fails to provide Landlord with a notice that it disagrees with Landlord's proposed rate within the 10 business day period required herein, the Tenant shall be irrevocably deemed to have accepted Landlord's proposed rate. In such event, or if Tenant gives timely notice to Landlord that it accepts Landlord's proposed rate, then Landlord and Tenant shall enter into an Amendment to the Lease expanding the Premises to include the subject first offer space in accordance with the terms and conditions of this Rider, increasing Tenant's Percentage Share, and making such other changes as are commercially typical and necessary to effect such expansion.

(b) If Tenant timely gives notice to Landlord that it rejects Landlord's proposed Fair Market Value, then Landlord and Tenant shall work together in good faith to agree upon the Fair Market Value for the subject first offer space within a thirty (30) day period. On agreement, Landlord and Tenant shall enter into an amendment to the Lease expanding the Premises in accordance with the terms and conditions of this Rider.

(c) If Landlord and Tenant cannot agree on the Fair Market Value within such 30 days period, then the Market Rate shall be determined by appraisal as provided hereinafter. Landlord and Tenant shall attempt to agree on a single M.A.I. appraiser. Each appraiser (whether one or three) shall be a disinterested licensed appraiser expert in the Plantation submarket of Broward County, Florida who, as his primary livelihood, has been active in the valuation of commercial properties in this submarket for no less than five (5) years and who has not previously represented either party or any related party. If they shall fail to agree on the choice of a single appraiser within ten (10) business days after demand by either party, then each shall select an appraiser within five (5) business days after the expiration of the prior ten (10) day period. If either Landlord or Tenant fails to appoint an appraiser, then the appraiser selected by the other party shall select the second appraiser within five (5) business days following the expiration of the applicable five (5) day period referred to above. The two appraisers thus selected shall select, within ten (10) business days after their appointment, a third appraiser. If the two appraisers so selected shall be unable to agree on the selection of a third appraiser, then either appraiser, on behalf of both, shall request such appointment by the American Institute of Real Estate Appraisers. Hereinafter referred to as the "Institute" (or any successor association or body of comparable standing if the Institute is not then in existence). Each appraiser shall be a member in good standing of the Institute and hold the highest general designation of membership therein.

(d) The Market Rate shall be determined by the appraisers (whether one or three) based upon customary and usual appraisal techniques of expert appraisers as of the scheduled commencement date of Tenant's lease of the subject First Offer Space, taking into account the factors included in the consideration of Market Rate stated hereinabove. The appraiser (if one) or each of the appraisers (if three) shall prepare a written report of his or her determination of the Fair Market Value and deliver a copy to Landlord and a copy to Tenant within thirty (30) days of the selection of the appraiser if only one appraiser is used, or within forty-five (45) days of the selection of the third appraiser if three appraisers are used. The Fair Market Value for purposes of this Lease shall equal the rental rate established by the one appraiser if only one appraiser is used, or the average of the proposed rental rates established by each appraiser if three appraisers are used.

(e) If the appraisal process described above is used to determine the Fair Market Value, then the reasonable fees and expenses of the appraisers shall be shared equally by Landlord and Tenant.

7.   Landlord and Tenant shall enter into an amendment to the Lease (i) increasing Tenant's proportionate share of the Building to include the First Offer Space; (ii) revising the schedule of Base Rent to include base Rent for the First Offer Space; (iii) including a Work Letter to provide for the construction of tenant improvements in the First Offer Space; (iv) including a commencement date for Tenant's payment of Rent and Additional Rent for the First Offer Space, which shall be the earlier of (a) one hundred twenty (120) days following the date of Landlord's delivery of possession of the subject First Offer Space for Tenant to complete

improvements to the First Offer Space under the terms of a work letter to be included in such amendment, or (b) the date that Tenant occupies the subject First Offer Space for the purpose of the conduct of its business (v) including such other provisions that are required to reflect the expansion of the Premises to include the First Offer Space.

RIDER #3
REIMBURSEMENT AGREEMENT FOR EXISTING LEASE

This Reimbursement Agreement for Existing Lease ("**Agreement**") is made a part of that certain Office Lease Agreement between SUN INTERNATIONAL NORTH AMERICA, INC., a Delaware corporation ("**Tenant**") and TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA, a New York corporation ("**Landlord**") for premises in the building known as "Royal Palm I at Southpointe" located at 1000 South Pine Island Road, Plantation, Florida ("**Building**").

RECITALS

A.   Landlord and Tenant are parties to that certain Office Lease dated _____, 2002 for premises located in the Building (the "**Lease**").

B.   Sun International Representation, Inc. ("**Original Sister Company**") is tenant under that certain Lease Agreement dated August 10, 1995 ("**Original Existing Lease**") with Sentinel Real Estate Fund, a Delaware trust ("**Original Existing Landlord**"), for premises located at 1415 East Sunrise Boulevard, Fort Lauderdale, Florida 33304 ("**Existing Building**").

C.   The Original Existing Lease was modified by that certain Amendment to Lease dated June 28, 1996 ("**First Amendment to Existing Lease**") between Original Sister Company and Original Existing Landlord for the purpose of extending its term until December 31, 2002, and for the other purposes set forth therein.

D.   Original Existing Landlord and Original Sister Company entered into that certain Amendment #2 to Lease dated September 10, 1996 ("**Second Amendment to Existing Lease**") for the purpose of expanding Sister Company's premises, for the purpose of extending the lease term until August 31, 2003, and for the other purposes set forth therein.

E.   Original Sister Company changed its name to Sun International Resorts, Inc. ("**Sister Company**").

F.   Original Existing Landlord and Sister Company entered into that certain Amendment #3 to Lease dated May 29, 1998 ("**Third Amendment to Existing Lease**") for the purpose of expanding the premises, and for the other purposes set forth therein.

G.   Original Existing Landlord and Sister Company entered into that certain Amendment #4 to Lease dated September 30, 1998 ("**Fourth Amendment to Existing Lease**") for the purpose of changing the effective date of the Third Amendment to Existing Lease, and for the other purposes set forth therein.

H.   Original Existing Landlord and Sister Company entered into that certain Amendment #5 to Lease dated March 30, 1999 ("**Fifth Amendment to Existing Lease**") for the purpose of expanding Sister Company's premises, for the purpose of extending the expiration date to March 31, 2004, for the purpose of evidencing the guaranty of Sister Company's obligations by Sun International Hotels, Ltd.. ("**Hotels**"), and for the other purposes set forth therein.

I.   Sentinel Real Estate Corporation ("**Existing Landlord**") succeeded to the interest of Original Existing Landlord.

J.   Existing Landlord and Sister Company entered into that certain Amendment #6 to Lease dated January 27, 2000 ("**Sixth Amendment to Existing Lease**") for the purpose of providing for Sister Company's installation of telecommunications equipment, as defined therein, and for the other purposes set forth therein.

K.   Existing Landlord and Sister Company entered into that certain Amendment #7 to Lease dated July 14, 2000 ("**Seventh Amendment to Existing Lease**") for the purpose of again making certain arrangements with respect to the installation of telecommunications equipment, and for the other purposes set forth therein.

L.   Existing Landlord and Sister Company entered into that certain Amendment # 8 to Lease dated as of June, 2001(the "Eighth Amendment to Existing Lease") to again make certain arrangements with respect to the installation of telecommunications equipment, and for the other purposes set forth therein. The Original Existing Lease, the First Amendment to Existing Lease, the Second Amendment to Existing Lease, the Third Amendment to Existing Lease, the Fourth Amendment to Existing Lease, the Fifth Amendment to Existing Lease, the Sixth Amendment to Existing Lease, the Seventh Amendment to Existing Lease and the Eighth Amendment to Existing Lease are together referred to herein as the "**Existing Lease**". Under the Existing Lease, Sister Company leases 58,511 square feet of rentable area (the "**Existing Premises**") in the Existing Building.

M.   In consideration of Tenant's obligations and undertakings under the Lease, Landlord has agreed to reimburse Tenant for those obligations under the Existing Lease that accrue from and after the Commencement Date of this Lease, subject to the limitations set forth herein and on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the terms and conditions of this Reimbursement Agreement for Existing Lease and the terms and considerations of the Lease, Landlord and Tenant agree as follows:

1.   Recitals. The above recitals are true and correct and are agreed to by Landlord, Tenant and Sister Company as if such recitals were fully set forth herein.

2.   Terms. All undefined capitalized terms herein shall have the same meanings as defined in the Lease.

3.   No Assumption. While Landlord agrees herein to reimburse Tenant for certain obligations of Sister Company under the Existing Lease, this Agreement is not an assumption by Landlord of Sister Company's obligations under the Existing Lease, but is instead an agreement to reimburse Tenant.

4.   Status of Existing Lease. Sister Company and Tenant represent that:

A.   The Existing Lease provides for payments of Fixed Minimum Rent in the amount of $75,312.11 per month from September 1, 2002 until December 31, 2002, of $76,610.36 per month from January 1, 2003 until March 31, 2003, of $77,077.11 per month from April 1, 2003 until August 31, 2003, of $77,905.65 from September 1, 2003 until December 31, 2003, and of $79,203.90 from January 1, 2004 until March 31, 2004.

B.   The Existing Lease provides that, in addition to Fixed Minimum Rent, Tenant shall pay "Tenant's Expense Share", as defined therein, of "Expenses" (as defined therein) that exceed those incurred in the 1995 calendar year, which were $6.00 per rentable square foot. Tenant's Expense Share for the 2002 calendar year is $2.83 per rentable square foot of the Existing Premises.

C.   The Existing Lease expires on March 31, 2004.

D.   The Existing Lease is in full force and effect as of the date of this Agreement, and that Sister Company has neither given nor received any notice of default, and no defaults on the part of either Existing Landlord or Sister Company currently exist under the Existing Lease.

5.   Limitation on Landlord's Liability. Notwithstanding anything to the contrary herein, in no event shall Landlord's liability under this Agreement exceed the amount of $1.8 million (the "**Existing Lease Liability Limit**") Notwithstanding the foregoing, however, Landlord shall, in addition, be liable for the Existing Lease Alterations Payment as defined in Section 11 of this Agreement.

6.   Potential Buy-Out of Existing Lease. Sister Company and Landlord will, within five (5) business days following the date hereof, agree upon a third party commercial real estate broker which shall, under a dual agency agreement with Sister Company, Tenant and Landlord (or under a comparable arrangement that does not require such broker to disclose that Landlord is a principal) commence negotiations with Existing Landlord to determine if Existing Landlord

would accept a one time payment in an amount less than the Existing Lease Liability Limit and to be then specified by Landlord (and subject to modification by Landlord from time to time based on the timing of such payment) (the "**Buy Out Limit**") in consideration of Existing Landlord's agreement to accelerate the expiration date of the Existing Lease to a date that is on or about December 1, 2002 (the "**Existing Lease Termination Agreement**"). In the event that Sister Company and Existing Landlord enter into the Existing Lease Termination Agreement, and provide a true and correct copy, executed by both Sister Company and Existing Landlord, to Landlord on or before such date, then Landlord shall pay to Tenant an amount equal to the lesser of (i) the Buy Out Limit or (ii) the amount actually paid by Sister Company to Existing Landlord for the Existing Lease Termination Agreement. Landlord shall make such payment to Tenant within fifteen (15) business days following the written agreement with respect to such amount. Upon such payment by Landlord to Tenant, Landlord's obligations under this Agreement shall have been satisfied in full.

7.   Periodic Payments of Existing Lease Obligations. In the event that the procedures set forth in Paragraph 6 hereof have not been followed and an Existing Lease Termination Agreement not entered into between Sister Company and Existing Landlord then, provided that Tenant is not in default of the terms of the Lease beyond any applicable cure period at the time that Tenant's right to each "Existing Lease Rent Reimbursements" (as hereinafter defined) accrues, then upon Landlord's receipt of a copy of Tenant's rent payment check (but the cancelled check shall not be required) that the Existing Tenant has made a rent payment under the Existing Lease, Landlord will, on a monthly basis and within twenty (20) business days of its receipt of such evidence, reimburse Tenant in the amount of such payment (the "Existing Lease Rent Reimbursements"). The Existing Lease Rent Reimbursements shall be applicable to the period commencing with the Commencement Date of the Lease and shall continue until the Existing Lease expires, it being understood and agreed that Landlord shall reimburse Tenant for all of Tenant's rent under the Existing Lease, including sales tax thereon, up the Existing Lease Liability Limit (but Landlord shall not be responsible for costs such as after-hours air conditioning that are not part of operating expenses).

8.   Existing Landlord's Obligation to Mitigate Damages. Tenant agrees that it shall use commercially reasonable efforts to enforce Existing Landlord's obligations to mitigate damages as result of Existing Tenant's vacating the Existing Premises as may exist under the Existing Lease, and Tenant shall, from time to time and at Landlord's request, provide Landlord with the status of Existing Landlord's efforts to relet the Existing Premises and Sister Company's efforts to cause such reletting to occur. Tenant shall cause Existing Tenant to take such additional steps to mitigate the sums due under the Existing Lease, but without incurring third party expenses, as Landlord may from time to time reasonably require.

9.   Confidentiality. This Agreement is a confidential agreement between Landlord, Sister Company and Tenant. Neither Sister Company nor Tenant, or their officers, directors, attorneys or brokers, will divulge the economic or other terms of this Agreement, or the existence of this Agreement, whether orally or in writing, to any persons, other than Tenant's and Existing Tenant's officers, directors, partners or shareholders; Tenant's attorneys, accountants, brokers and other professional consultants; any governmental agencies; and pursuant to subpoena or other legal process.

10.   No Assumption. This Agreement does not serve to cause an assumption of the Existing Lease by Landlord, nor does it effect a sublease of the Existing Premises by Landlord. Instead, it serves as a reimbursement agreement in accordance with the terms and subject to the conditions set forth herein.

11.   Purchase of Alterations and Trade Fixtures installed in Existing Premises. Provided that Tenant is not in default of its obligations under the terms of the Lease beyond any applicable grace or cure period, and provided that Tenant has submitted the Plans and Specifications to Landlord as required under Exhibit "D-1" to the Lease, then Landlord shall pay to Tenant, within twenty (20) business days of such submission, the sum of Eight Hundred Eighty Six and 00/100 Dollars ($886,000.00) (the "**Existing Lease Alterations Payment**"), to compensate Tenant for the cost of moving its trade fixtures from the Existing Premises to the Premises, and to compensate Tenant for the cost of alterations to the Existing Premises which may not be susceptible of moving to the Premises.

12.   Agreements to Benefit Tenant. The agreements on the part of Landlord contained in this Agreement are solely for the benefit of Tenant, and shall not inure to the benefit of any other person, firm, association, corporation, entity or third party.

13.   Brokers. The covenants and indemnities with respect to Brokers set forth in the Lease is expressly made a part hereof except, however, that Landlord shall have no liability to Tenant's Broker for any work undertaken by Tenant's Broker in association with the Existing Lease.

14.   Default under Lease. Any default under the Lease beyond any applicable notice and cure period shall be a default under this Agreement. Any default under this Agreement shall be a default under the Lease.

15.   Ratification of Lease. Unless expressly modified herein, all terms and conditions of the Lease are hereby ratified and reaffirmed in their entirety.

16.   Notices. Notices under this Agreement shall be as set forth in the Lease, and any notice to Tenant shall be deemed a notice to Sister Company.

(signature page follows)

In witness whereof, Landlord, Existing Tenant and Tenant have executed this Agreement as of the date of the Lease.

Executed in the Presence of:

____

____
Witness Name printed

____

____
Witness Name printed

"TENANT"

SUN INTERNATIONAL NORTH AMERICA, INC.
Signature:_________________________

Name printed:______________________

Title:_____________________________

Date:_____________________________

Executed in the Presence of:

____

____
Witness Name printed

____

____
Witness Name printed

"EXISTING TENANT"

SUN INTERNATIONAL RESORTS, INC.
Signature:_________________________

Name printed:______________________

Title:_____________________________

Date:_____________________________

Executed in the Presence of:

____

____
Witness Name printed

____

____
Witness Name printed

"LANDLORD"

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

Signature:_________________________
Name:_____________________________
Title:_____________________________
Date:_____________________________

RIDER #4
Letter of Credit

NAME OF BANK
IRREVOCABLE STANDBY LETTER OF CREDIT
DATE

Teachers Insurance and Annuity
Association of America
730 3rd Avenue
New York, NY 10017

RE: Letter of Credit No.________________

Gentlemen:

We hereby open our Irrevocable Standby Letter of Credit in your favor, for the account of SUN INTERNATIONAL NORTH AMERICA, INC. in the aggregate of: USD Two Hundred Sixty Thousand and 00/100 United States Dollars ($260,000.00) available by payment of your draft(s) at sight drawn on ourselves when accompanied by the following document(s):

Statement, purportedly signed by the Landlord, reading as follows:

"Tenant, SUN INTERNATIONAL NORTH AMERICA, INC., has defaulted in one or more of its obligations under the Lease Agreement between the Landlord and Tenant for its Premises at Royal Palm".

Draft(s) drawn under this credit must state on their face "Drawn under ___________________ Irrevocable Standby Letter of Credit Number ______________ dated ____________________, 2002.

It is a condition of this Letter of Credit that it shall be automatically extended without amendment, for one (1) year from the present or any future expiration date hereof, unless ninety (90) days prior to any such date we shall notify you in writing by certified mail return receipt requested or courier at the above listed address and with a copy to: Mr. Jay Leone, The Hogan Group, 1000 South Pine Island Road, #400, Plantation, FL 33324, that we elect not to consider this Letter of Credit renewed for any such additional period. Upon receipt by you of such notice you may draw hereunder, within the applicable expiration date and for the then available amount, by means of your sight draft drawn on us only, accompanied by the original of this Standby Letter of Credit, no other document required.

We hereby agree with you that draft(s) drawn under and in compliance with the terms and conditions of this credit shall be duly honored if presented together with document(s) as specified and the original of this credit, at our office located at __________________________________, Attention __________________ on or before ________________________ or any automatically extended date as provided for herein.

Except as otherwise expressly stated herein, this Letter of Credit is subject to the Uniform Customs and Practice for Documentary Credits, established by the International Chamber of Commerce, as in effect on the date of issuance of this credit.

Sincerely,

____
Authorized Signature

[INFORMATION NOTE ONLY: LANDLORD MUST BE ABLE TO PRESENT AT NEW YORK CITY BRANCH OR NEW YORK CITY CORRESPONDENT OF ISSUING BANK FOR PAYMENT ON PRESENTATION]

FIRST AMENDMENT
TO OFFICE LEASE AGREEMENT

THIS FIRST AMENDMENT TO OFFICE LEASE AGREEMENT ("**First Amendment**") is made as of the ___ day of _____, 2002, between **TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA** ("**Landlord**") and **KERZNER INTERNATIONAL NORTH AMERICA, INC.,** a Delaware corporation ("Tenant").

PRELIMINARY STATEMENTS

A.   Landlord and Sun International North America, Inc. ("**Original Tenant**") entered into that certain Office Lease Agreement dated May 16, 2002 (the "**Lease**"), under which Original Tenant leased the Premises known as Suite 620, Suite 700 and Suite 800 in the office building known as the Tower at Royal Palm I, located at 950 South Pine Island Road, Plantation, Florida 33324. The Premises under the Lease consists of the Initial Premises, defined in the Lease as Suite 700 and Suite 800, together consisting of 49,677 square feet of Net Rentable Area, and the Subsequent Premises, defined in the Lease as Suite 620 and consisting of 15,323 square feet of Net Rentable Area.

B.   Original Tenant changed its name to Kerzner International North America, Inc, as evidenced by a name change amendment filed with the Florida Secretary of State on June 18, 2002.

C.   Tenant wishes to include a portion of Suite 620 in the Initial Premises under the Lease. Accordingly, Landlord and Tenant desire to enter into this First Amendment for the purpose of changing the date of Tenant's scheduled occupancy of a portion of Suite 620, and for the other purposes set forth herein.

TERMS

NOW, THEREFORE, for Ten Dollars ($10.00) and for the covenants and conditions of this Agreement, the receipt and sufficiency of which are hereby conclusively acknowledged, 5201 Landlord, Landlord and Tenant agree as follows:

1.   Recitals. The above recitals are true and correct and are agreed to by Landlord and Tenant as if such recitals were fully set forth herein.

2.   Terms. All undefined capitalized terms herein shall have the same meanings as defined in the Lease.

3.   Subsequent Premises. Landlord and Tenant hereby agree that Exhibit "B" to the Lease shall be revised to include in the Initial Premises the premises depicted in Exhibit "B-1" attached hereto. These premises, now a portion of the Initial Premises, were a portion of the Subsequent Premises as defined in the Lease. The premises depicted in Exhibit "B-1" hereto are referred to herein as the "**Early Occupancy Portion**", and are stipulated to consist of 6,034 square feet of Net Rentable Area. Furthermore, the third page of Exhibit "B" to the Lease shall be deleted and shall be replaced with Exhibit "B-2" hereto, which depicts the Subsequent Premises as defined in the Lease less the Early Occupancy Portion.

4. <u>Commencement Date for Early Occupancy Portion.</u> As the Early Occupancy Portion is herein made a part of the Initial Premises, the Commencement Date for the Early Occupancy Portion shall be the same date as the Commencement Date for the Initial Premises.

5. <u>Special Terms applicable to "Interim Period".</u> The period between the Commencement Date and the Commencement Date for the Subsequent Premises is referred to herein as the "**Interim Period**".

6. <u>Base Rent for Early Occupancy Portion.</u> Exhibit "C" to the Lease is hereby supplemented to provide that Tenant shall pay Base Rent for the Early Occupancy Portion for the Interim Period in the amount of $2,517.17 per month, plus sales tax thereon, prorated for any partial periods. The foregoing monthly amount was calculated on the basis of $5.00 per square foot per year for the Early Occupancy Portion.

7. <u>Tenant's Proportionate Share.</u> Section 1.8 of the Lease is hereby supplemented to provide that Tenant's Proportionate Share for the Early Occupancy Portion is 2.5109%. Section 24.2 of the Lease is hereby amended to provide that Tenant shall pay Tenant's Proportionate Share of Operating Expenses for the Early Occupancy Portion for the Interim Period; the Expense Stop shall not be applicable to the foregoing obligation.

8. <u>Parking.</u> Section 1.7 of the Lease is hereby amended to provide that Tenant may use the 10 allocated and unreserved parking spaces in the parking structure adjacent to the Building, originally allocated to the Subsequent Premises, on and as of the Commencement Date and for the Interim Period. In addition, Tenant may use twenty (20) additional allocated and unreserved parking spaces in the parking structure adjacent to the Building, which twenty (20) spaces are subject to relocation to another surface area adjacent to the Building Project or within the Building Project as set forth in Section 1.7 of the Lease.

9. <u>Tenant Improvements for Early Occupancy Portion.</u>

A. Paragraph 5 of Exhibit "D-1" to the Lease is hereby amended to provide that the Tenant Improvement Allowance for the Initial Premises, including the Early Occupancy Portion, shall be $645,030. Paragraph 5 of Exhibit "D-2" to the Lease is hereby amended to provide that the Tenant Improvement Allowance for the Subsequent Premises, not including the Early Occupancy Portion, shall be $245,220.

B. Paragraph 2 of Exhibit "D-1" to the Lease is hereby amended to provide that the Plans, and the Tenant Improvements, shall include the construction of a demising wall for both the Early Occupancy Portion and for the Subsequent Premises.

10. Exhibit "D-2" to the Lease is hereby amended to include the following provision as a new Paragraph 5(c):

Tenant acknowledges that Landlord may wish to lease portions of the Subsequent Premises (but not including the Early Occupancy Portion) to third parties prior to the Commencement Date for the Subsequent Premises. Such third party leases shall be consistent with the requirements of Section 1.9 of the Lease with respect to the date that Landlord shall be required to tender delivery of possession of the Subsequent Premises (less the Early Occupancy Portion) to Tenant. In the event that Landlord enters into leases with such third party tenants, Landlord may elect to construct tenant improvements in the Subsequent Premises to prepare applicable portions thereof for the use and occupancy of such third parties. In the event that Tenant, in the course of its work under Exhibit "D-2" to the Lease, utilizes some or all of the tenant improvements constructed by Landlord for the use of such third parties in the Premises, then Landlord's commercially reasonable cost of such reutilized improvements may be offset against the tenant improvement allowance granted to Tenant under Section 5 of Exhibit "D-2" to the Lease. In the event that Tenant does not reutilize any such improvements constructed by Landlord and instead causes them to be demolished in the course of its work under Exhibit "D-2" to the Lease, then Landlord shall increase the tenant improvement allowance under Exhibit "D-2" to the Lease by the commercially reasonable costs of such demolition. Tenant agrees that, if Landlord tenders its plans and specifications for any such tenant improvements for third party tenants to Tenant prior to its construction thereof, that Tenant shall review such plans and provide detailed, reasonable comments thereto, within ten (10) business days following receipt from Landlord (or receipt of any revisions based upon such Tenant comments), so that Landlord may attempt to plan such tenant improvements so that they are susceptible of being reutilized by Tenant provided, however, that Tenant shall not be bound to subsequently utilize such improvements by virtue of the fact that it made such comments. In the event that Tenant reutilizes any portion of the tenant improvements constructed by Landlord, Landlord shall provide Tenant with an accounting of such expenditures within five (5) business days following Tenant's request therefor or following Landlord's determination that such reutilization has been affected. In the event that Tenant intends to demolish any such improvements in the course of its work under Exhibit "D-2" to the Lease, then Tenant shall tender to Landlord its commercially reasonable estimate of the cost of such demolition. Landlord and Tenant shall, within five (5) business days following its receipt of the estimate from the other of the cost of such improvements (or their demolition), give notice to the other if it contests that such estimate is for a commercially reasonable amount and, in the event of such contest, Landlord and Tenant shall work with each other to agree upon the amount of such costs.

11.   Brokers. Landlord and Tenant each warrants that it has had no dealings with any real estate broker or agents in connection with the negotiation of this First Amendment excepting only The Hogan Group, Inc. and Cushman and Wakefield of Florida, Inc., which have represented Landlord (together "Landlord's Broker"), and Julien J. Studley, Inc. , which has represented Tenant ("Tenant's Broker"). Landlord will compensate Landlord's Broker who, in turn, will compensate Tenant's Broker in accordance with the terms of a written co-brokerage agreement between Landlord's Broker and Tenant's Broker. Landlord and Tenant each further warrants that it knows of no other real estate broker or agent, other than those who are named above, who is entitled to a real estate commission in connection with this Lease and Landlord or Tenant each agrees to indemnify the other against any claims for commission and expenses created by such claim by any other real estate broker or agent with whom the indemnifying party may have dealt or communicated.

12.   Right of First Offer. Tenant has elected not to exercise its Right of First Offer, set forth in Rider #2 to the Lease, with respect to premises consisting of 6,048 square feet of Net Rentable Area on the sixth floor of the Building that Landlord is in the process of leasing to a third party for a term of sixty-four (64) months and with one five (5) year renewal option. Landlord hereby confirms that Tenant's Right of First Offer shall be applicable to other available premises on the Building's sixth floor in accordance with the terms of the Right of First Offer. Furthermore, with respect to the term of the Right of First

Offer, the first sentence of the Rider #2 to the Lease is hereby amended to provide that Tenant's Right of First Offer shall be applicable from and after the date of the Lease and thereafter at any time during the Term of the Lease, provided that Tenant is not in default under the Lease beyond any applicable notice and cure or grace period.

13.   Effect of Delivery. Landlord has delivered a copy of this First Amendment to Tenant for Tenant's review only and the delivery hereof does not constitute an offer to Tenant or an option to lease. This First Amendment shall not be effective until a copy is executed by Landlord and Tenant and is returned to Tenant.

14.   Ratification of Lease. Unless expressly modified herein, all terms and conditions of the Lease are hereby ratified and reaffirmed in their entirety. Any default under this First Amendment shall be a default under the Lease, and any default under the Lease shall be a default under this First Amendment.

15.   Lease in Full Force and Effect. Tenant represents, warrants and acknowledges that the Lease is unmodified, other than pursuant to the terms of this First Amendment, and is in full force and effect as modified herein; that to the knowledge of Tenant Landlord is not in default in the performance of any covenant, agreement or condition contained in the Lease, as modified; and that to its knowledge Tenant has no defense to the payment of any amounts due under the Lease, as modified.

(Execution page follows)

IN WITNESS WHEREOF, the parties have executed this First Amendment as of the day and year first written above.

Signed, sealed and delivered

in the presence of:

Tenant:

KERZNER INTERNATIONAL NORTH AMERICA, INC., a Delaware corporation

_____
Print Name:_____

By:_____
Name:_____
Title:_____

_____
Print Name:_____

Landlord:

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA, A New York corporation

_____
Print Name:_____

By:_____
Name: _____
Title: _____

_____
Print Name:_____

EXHIBIT "B-1"
FLOOR PLAN FOR EARLY OCCUPANCY PORTION

Exhibit 8

Listing of Significant Subsidiaries of Kerzner International Limited
at December 31, 2002

Name of Company	Country of Incorporation
Aberdeen Management Limited (1)	Channel Islands
Kerzner Hotels International (Bermuda), Limited (1)	Bermuda
Kerzner International Bahamas Limited (2)	The Bahamas
Kerzner International Management Limited (3)	British Virgin Islands
Kerzner International North America, Inc. (4)	United States
Kerzner International Timeshare Limited (5)	The Bahamas
Kerzner Investments Palmilla, Inc. (6)	The Bahamas
One&Only (Indian Ocean) Management Limited (7)	British Virgin Islands

All of the above subsidiaries are wholly owned by Kerzner, with the exception of *One&Only* (Indian Ocean) Management Limited, which is 80% owned by Kerzner and 20% owned by SRL.

(1)   The Company owns a 20.4% interest in SRL, of which 8.7% is held through Aberdeen Management Limited and the remaining 11.7% is held through Kerzner Hotels International (Bermuda), Limited.

(2)   Owner of substantially all of the Bahamian subsidiaries. Directly or indirectly wholly owns eight subsidiaries, all of which are organized in the Commonwealth of The Bahamas.

(3)   Owner of the management agreement for the Royal Mirage in Dubai. Also receives administrative fees from *One&Only* (Indian Ocean) Management Limited related to Mauritius and Kanuhura management agreements.

(4)   Owner of substantially all of the U.S. subsidiaries. Directly or indirectly wholly owns 22 subsidiaries, 18 of which are organized in the U.S. and four of which are organized in Mexico and relate to the management and development of *One&Only* Palmilla Resort.

(5)   Owner of the 50% interest in Harborside.

(6)   Owner of the 50% interest in *One&Only* Palmilla Resort.

(7)   Owner of the five Mauritius management agreements and the Kanuhura management agreement.

Exhibit 12.2

kerzner^{SM}

June 30, 2003

Securities and Exchange Commission

450 Fifth Street, NW.
Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the audit of our consolidated financial statements as of December 31, 2001 and for the year then ended, we have received representations from Arthur Andersen LLP, our independent public accountants that (i) this audit was subject to Arthur Andersen LLP's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, and (ii) that there was appropriate continuity of Arthur Andersen personnel working on the audit and national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen LLP was not relevant to this audit.

Very truly yours,

KERZNER INTERNATIONAL LIMITED

By: /s/ John R. Allison_____ ___

Name: John R. Allison
Title: Executive Vice President
           Chief Financial Officer

Exhibit 12.3

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-88854, 333-100522, 333-51446, 333-15409, 333-9368 and 333-1796 of Kerzner International Limited (the "Company") on Form F-3, S-8, S-8, F-4, S-8 and S-8, respectively, of our report dated January 31, 2003, except with respect to the matter discussed in the third paragraph of Note 12 to those financial statements, as to which the date is February 7, 2003, relating to the consolidated financial statements of the Company as of and for the year ended December 31, 2002, appearing in this Annual Report on Form 20-F of the Company for the year ended December 31, 2002. Such report expresses an unqualified opinion and includes explanatory paragraphs concerning the Company's adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and the application of procedures relating to certain disclosures of financial statement amounts related to the 2001 and 2000 financial statements that were audited by other auditors who have ceased operations and for which we have expressed no opinion or other form of assurance other than with respect to such disclosures.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey
June 30, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Each of the undersigned hereby certifies in their capacity as an officer of Kerzner International Limited (the "Company") that the Annual Report of the Company on Form 20-F for the period ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in such report fairly presents, in all material respects, the financial condition and result of operations of the Company for such period.

Date: June 30, 2003

Solomon Kerzner
Chief Executive Officer

Date: June 30, 2003

John R. Allison
Chief Financial Officer

Exhibit 99.2

CERTIFICATION

I, Solomon Kerzner, certify that:

1. I have reviewed this annual report on Form 20-F of Kerzner International Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation,

including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003


/s/ Solomon Kerzner

Solomon Kerzner
Chief Executive Officer


Exhibit 99.3

CERTIFICATION

I, John R. Allison, certify that:

1. I have reviewed this annual report on Form 20-F of Kerzner International Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation,

including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ John R. Allison
John R. Allison
Chief Financial Officer